Form 20-F
period 2023-12-31
YY Group Holding Ltd.
filed 2024-05-14
CIK 1985337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-42026

YY Group Holding Limited

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Jason Phua

jason.phua@yygroupholding.com

+65 9842 0085

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, no par value	YYGH	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,300,000 Class A Ordinary Shares issued and outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company as amended and restated by a resolution of shareholders passed on July 24, 2023 and as amended and or restated (as the case may be) from time to time.

“Amended and Restated Articles of Association” means the amended and restated articles of association of our Company as amended and restated by a resolution of shareholders passed on July 24, 2023, as amended and / or restated (as the case may be) from time to time.

“Amended and Restated Memorandum and Articles of Association” means, collectively, the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association.

“BCA” means Building and Construction Authority of Singapore.

“Business Day” means a day (other than a Saturday, Sunday, or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI” means the British Virgin Islands.

“CAGR” means compound annual growth rate.

“Class A Shares” means a class of shares of the Company with no par value and entitled to one (1) vote per share.

“Class B Shares” means a class of shares of the Company with no par value and entitled to twenty (20) votes per share.

“Company” or “our Company” means YY Group Holding Limited, a company incorporated in the BVI on February 21, 2023.

“Companies Act” means the BVI Business Companies Act, 2004 (as amended) of the BVI.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any variants, evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“Directors” means the directors of our Company as at the date of this annual report, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as at the date of this annual report, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this annual report, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“GST” means the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

“HDB” means the Housing & Development Board of Singapore.

“Hong Ye (SG)” means Hong Ye Group Pte. Ltd.

“Hong Ye (MY)” means Hong Ye (Maintenance) (MY) Sdn Bhd.

“HR” means human resources.

“HRO” means human resources outsourcing.

“Independent Directors” means the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“IMDA” means the Infocomm Media Development Authority of Singapore.

“IoT” means the Internet of Things.

“MAS” means the Monetary Authority of Singapore.

“MICE” means Meetings, Incentives, Conferences, and Exhibitions.

“MOM” means the Ministry of Manpower of Singapore.

“NEA” means the National Environmental Agency of Singapore.

“RM” means Malaysian ringgit, the lawful currency of Malaysia.

“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SBF” means the Singapore Business Federation.

“Singapore Companies Act” means the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

“US$,” “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

“VCQ” means V Capital Quantum Sdn Bhd is a subsidiary of VCI Global Limited, a Nasdaq listed company.

“WSH” means the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

“YY Circle (MY)” means YY Circle Sdn Bhd.

“YY Circle (SG)” means YY Circle (SG) Private Limited.

YY Group Holding Ltd is a holding company with operations conducted in Singapore and Malaysia through its operating subsidiaries in Singapore and Malaysia. Our reporting currency is the U.S. Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Singapore dollars into U.S. dollars are based on the exchange rates set forth in the statistical release of Monetary Authority of Singapore (“MAS”). Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at a month-end spot rate of S$1.3517 to US$1.00 or an average rate of S$1.3437 to US$1.00 for the financial year ended December 31, 2021 amounts, a month-end spot rate of S$1.3446 to US$1.00 or an average rate of S$1.3792 to US$1.00 for the financial year ended December 31, 2022 amounts and a month-end spot rate of S$1.3186 to US$1.00 or an average rate of S$1.3414 to US$1.00 for the financial year ended December 31, 2023 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to Our Business and Industry

●	Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. A non-renewal of these contracts could have a material adverse effect on our business, financial condition and results of operations (on page 4).

●	We depend on a small number of individuals who constitute our current management (on page 4).

●	Our industry is subject to extensive government regulation and the imposition of additional regulations could materially harm our future earnings (on page 4).

●	We may not be able to maintain and/or obtain approvals, licenses, and registrations necessary to carry on or expand our business (on page 4).

●	We may from time to time be subject to legal and regulatory proceedings and administrative investigations (on page 5).

●	Misconduct and errors by our employees could harm our business and reputation (on page 5).

●	We may incur employment related claims or other types of claims and costs that could materially harm our business (on page 5).

●	We operate in a highly competitive industry and may be unable to retain customer or market share (on page 6).

●	Our manpower outsourcing business model has a short cashflow conversion cycle (on page 6).

●	Our business model and growth strategy depend on our ability to attract users to our online platform in a cost-effective manner (on page 6).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (on page 7).

●	If we fail to adopt new technologies or adapt our platform and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected (on page 7).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (on page 7).

●	We may be unable to adequately protect our intellectual property and proprietary rights or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 8).

●	We rely on certain technology and software licensed from third parties (on page 8).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities (on page 9).

●	Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience (on page 9).

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 (on page 9).

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth (on page 10).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 10).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 10).

●	We are critically dependent on workers’ compensation insurance coverage at commercially reasonable terms, and unexpected changes in claim trends on our workers’ compensation may negatively impact our financial condition (on page 11).

●	We may not be able to successfully implement our business strategies and future plans (on page 11).

Risks related to our Securities

●	We may not maintain the listing of our Class A Shares on Nasdaq which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions (page 11).

●	The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors (page 12).
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline (page 12).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 13).

●	Short selling may drive down the market price of our Class A Shares (page 13).
●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 13).

●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 14).

●	As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders (page 14).

●

As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards (page 14).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law (page 15).

●	Certain judgments obtained against us by our shareholders may not be enforceable (page 15).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Shares less attractive to investors (page 16).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (page 16).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (page 16).
●	Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 17).

●

Further issuances of Class A Shares pursuant to the 2023 Employee Share Incentive Plan (“ESIP”) may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 17).

●

As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards (page 17).

●	Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares (page 17).

●	We incur increased costs as a result of being a public company and will incur further costs after we cease to qualify as an emerging growth company (page 17).

Risks Related to our Business and Industry

Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. A non-renewal of these contracts could have a material adverse effect on our business, financial condition and results of operations.

Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. For the fiscal years ended December 31, 2023, 2022, and 2021, our top five customers accounted for 35%, 24% and 30% of total revenue related to our manpower outsourcing services respectively. For the fiscal years ended December 31, 2023, 2022, and 2021, our top five customers accounted for 31%, 41% and 37% of total revenue related to our cleaning services respectively. Additionally, our business relationships with these key customers may be influenced by various factors beyond our control, such as changes in their business strategies, financial health, or industry dynamics. In the event that one or more of these customers were to face challenges or undergo structural changes that lead them to reassess their outsourcing and cleaning service needs, our revenue streams could be significantly disrupted should there be a non-renewal of these contracts. This could have a material adverse effect on our business, financial condition and results of operations.

We depend on a small number of individuals who constitute our current management.

We highly depend on the services of our senior management team and other key employees such as (i) Mr. Fu Xiaowei, (ii) Ms. Zhang Fan, (iii) Mr. Jason Phua Zhi Yong, (iv) Ms. Rachel Xu Lin Pu and (v) Mr. Teng Sin Ken at our corporate headquarters and on our management’s ability to recruit, retain, and motivate key employees. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees including, without limitation, as a result of the COVID-19 pandemic, could adversely affect our operating efficiency and financial condition. In addition, our growth strategy may place strains on our management who may become distracted from day-to-day duties.

Our industry is subject to extensive government regulation and the imposition of additional regulations could materially harm our future earnings.

Our business is subject to extensive government regulation, particularly the cleaning segment of our business. We incur significant costs to comply with these regulations, and any changes to such regulations or the imposition of new regulations could affect our ability to be profitable. Additionally, if we fail to comply with government regulation, we could be subject to significant civil or criminal penalties which could jeopardize the continuance of our operations. Increases or changes in government regulation of the workplace, mandatory wage requirements, or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially harm our business.

We may not be able to maintain and/or obtain approvals, licenses and registrations necessary to carry on or expand our business

We require certain approvals, licenses and registrations to conduct our business. Our applications for approvals, licenses and registrations are subject to review by the relevant government authorities. These approvals, licenses and registrations are also subject to periodic renewal by the relevant government authorities, and the standards of compliance may change. Accordingly, we are subject to the supervision of these authorities with the power to revoke, grant, to extend and amend our approvals, licenses and/or registrations.

While we have obtained all necessary approvals, licenses and registrations required for our business operations and have not encountered any instances of failure to obtain or renew any of our approvals, licenses and registrations, there is no guarantee that we will be able to do so in future or that we will be able to renew our existing approvals, licenses or registrations in a timely manner, or at all. Additionally, in the event we breach the conditions of our approvals, licenses, registrations or other government regulation or regulatory requirement, this will expose us to penalties or the risk that our approvals may be suspended, revoked or amended by the relevant government authority to our detriment. While there have not been any such incidents in the past, the occurrence of any of these events may be costly, require us to cease our business in whole or in part, cause us to default on our obligations to our customers and counterparties, harm our reputation or otherwise adversely affect our business, financial condition, and results of operations.

We may from time to time be subject to legal and regulatory proceedings and administrative investigations.

We may from time to time be subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by contractors, customers, employees, ex-employees and other platforms, industry participants or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

These investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our business, prospects, financial condition and results of operations. Even if we are successful in our defense, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Under such circumstances, our business, prospects, financial condition and results of operations would be negatively and adversely impacted.

Misconduct and errors by our employees could harm our business and reputation.

We operate in an industry in which integrity and the confidence of our users and customers are of critical importance. During our daily operations, we are subject to the risk of errors, misconduct and illegal activities by our employees including:

●	engaging in misrepresentation or fraudulent activities when marketing or performing our services to users and customers;

●	improperly acquiring, using or disclosing confidential information of our users and customers or other parties;

●	concealing unauthorized or unsuccessful illegal activities; or

●	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

Errors, misconduct and illegal activities by our employees, or even unsubstantiated allegations of them, could result in a material adverse effect on our reputation and our business. It is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees engages in illegal or suspicious activities or other misconduct, we could suffer economic losses and may be subject to regulatory sanctions and significant legal liability, and our financial condition, customer relationships and our ability to attract new customers may be adversely affected as a result. If any sanction was imposed against an employee during his employment with us, even for matters unrelated to us, we may be subject to negative publicity which could adversely affect our brand, public image and reputation, as well as potential challenges, suspicions, investigations or alleged claims against us. We could also be perceived to have facilitated or participated in the illegal activities or misconduct, and therefore be subject to civil or criminal liability. In addition, if any third-party service providers become unable to continue to provide services to us or cooperate with us as a result of regulatory actions, our business, results of operations and financial condition may also be materially and adversely affected.

We may incur employment related claims or other types of claims and costs that could materially harm our business.

We are in the business of employing people and providing manpower in the workplaces of our customers. We incur a risk of liability for claims for personal injury, wage and hour violations, immigration, discrimination, harassment, and other liabilities arising from the actions of our customers and/or temporary workers. Some or all of these claims may give rise to negative publicity, litigation, settlements, or investigations. As a result, we may incur costs, charges or other material adverse impacts on our financial statements.

We maintain insurance with respect to some potential claims and costs with deductibles. We cannot be certain that our insurance will be available, or if available, will be of a sufficient amount or scope to cover claims that may be asserted against us. Should the ultimate judgments or settlements exceed our insurance coverage, they could have a material effect on our business. We cannot be certain we will be able to obtain appropriate types or levels of insurance in the future, that adequate replacement policies will be available on acceptable terms, or at all, or that our insurance providers will be able to pay claims we make under such policies.

We operate in a highly competitive industry and may be unable to retain customers or market share.

Our industry is highly competitive and rapidly innovating. We compete in national, regional and local markets with full-service and specialized temporary staffing companies. Our competitors offer a variety of flexible workforce solutions. Therefore, there is no assurance that we will be able to retain customers or market share in the future, nor can there be any assurance that we will, in light of competitive pressures, be able to remain profitable or maintain our current profit margins.

Our manpower outsourcing business model has a short cashflow conversion cycle.

Our manpower outsourcing business model relies on the efficient management of our working capital, including the collection of receivables from our customers. We have a short cashflow conversion cycle, where we typically collect payment from customers 1 to 2 months after we provided them with their temporary staffing needs, but we must pay the users of the YY App who have worked on these part time jobs within a week. Therefore, if we experience delays in collecting payment from our customers, our cashflow and liquidity could be adversely affected, which could harm our business, financial condition, and results of operations.

Our business model and growth strategy depend on our ability to attract users to our online platform in a cost-effective manner.

The success of our manpower outsourcing business segment depends, in part, on our ability to attract users to our online platform in a cost-effective manner. Our mobile application is our primary channel for meeting users. We also rely heavily on traffic generated from search engines and other sources to acquire customers and users. We use a variety of methods in our marketing efforts to drive traffic, including online marketing such as social media marketing, paid search advertising, and targeted email communications, and offline marketing through promotional events and out-of-home advertising. We intend to continue to invest resources in our marketing efforts.

These marketing efforts may not succeed for a variety of reasons, including changes to search engine algorithms, ineffective campaigns across marketing channels, and limited experience in certain marketing channels like television. External factors beyond our control may also affect the success of our marketing initiatives, such as filtering of our targeted communications by email servers, users and customers failing to respond to our marketing initiatives, and competition from third parties. Any of these factors could reduce the number of customers and users on our YY App. We also anticipate that our marketing efforts will become increasingly expensive as competition increases and we seek to expand our business in existing markets. Generating a meaningful return on our marketing initiatives may be difficult. If our strategies do not attract users and customers efficiently, our business, prospects, financial condition, and results of operations may be adversely affected.

We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively.

We rely heavily on Internet search engines, such as Google, Bing, and Yahoo!, to drive traffic to our website and on mobile application stores, such as the Apple iTunes Store and the Android Play Store, to promote downloads of our mobile application. The number of visitors to our YY App and downloads depends in large part on how and where our mobile application ranks in Internet search results and mobile application stores, respectively. While we use search engine optimization to help our web pages rank highly in search results, maintaining our search result rankings is not within our control. Internet search engines frequently update and change their ranking algorithms, referral methodologies, or design layouts, which determine the placement and display of a user’s search results. In some instances, Internet search engines may change these rankings to promote their own competing services or the services of one or more of our competitors. Similarly, mobile application stores can change how they display searches and how mobile applications are featured. For instance, editors at the Apple iTunes Store can feature prominently editor-curated mobile applications and cause the mobile application to appear larger than other applications or more visibly on a featured list. Listings on our website and mobile application have experienced fluctuations in search result and mobile application rankings in the past, and we anticipate fluctuations in the future. If our website or listings on our website fail to rank prominently in Internet search results, our website traffic could decline. Likewise, a decline in our website and mobile application traffic could reduce the number of customers for our services, which may in turn adversely affect our business, prospects, financial condition, and results of operations.

If we fail to adopt new technologies or adapt our platform and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected.

We seek to continually enhance and improve the functionality, effectiveness and features of our online website and mobile application. However, our existing technologies and systems could be rendered obsolete at any time due to rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and/or the emergence of new industry standards and practices. The success of our online platform will depend, in part, on our ability to identify, develop, acquire, or license technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. We must also continue to enhance and improve the ease of use, functionality, and features of our mobile application.

The development of our mobile application and other technologies entails significant technical and business risks. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our website, mobile application, proprietary technologies, and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user preferences, whether for technical, legal, financial, or other reasons, our business, prospects, financial condition, and results of operations may be materially and adversely affected.

Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal, and operational consequences.

We regularly collect, store, and use customer information and personal data during our business and marketing activities. The collection and use of personal data is governed by the various data privacy and protections laws and regulations in Singapore and Malaysia, and we are required to comply with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure, and security of personal data. We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of job listings our platform facilitates, such as protecting the data hosted on our system against attacks on our system or fraudulent behavior or improper use by our employees. Although we employ comprehensive security measures to prevent, detect, address, and mitigate these risks (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), these threats may still materialize. We also cannot guarantee the effectiveness of the policies and measures undertaken by the business partners on our platform. If any of our or our customer’s security measures are compromised, information of our customers or other data belonging to our users and customers may be misappropriated or publicly disseminated, which may result in enforcement action being taken against our Group by the relevant data protection regulatory bodies, such as fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties. Furthermore, any failure or perceived failure by us or our business partners to comply with all applicable data privacy and protection laws and regulations may result in negative publicity, which may, in turn, damage our reputation, cause customers to lose trust and confidence in us, and stop using our platform altogether. We may also incur significant costs to remedy such security breaches, such as repairing any system damage and compensation to customers and users. If any of these risks were to materialize, it could have a material adverse effect on our business and results of operations.

Additionally, privacy regulations continue to evolve and, occasionally, may be inconsistent from one jurisdiction to another. Compliance with applicable privacy regulations may increase our operating costs. If we fail to comply with any of the applicable laws and regulations, depending on the type and severity of any such violation, we may be subject to, amongst others, warnings from relevant authorities, imposition of fines and/or criminal liability, being ordered to close down our business operations and/or suspension of relevant licenses and permits. As a result, our reputation may be harmed and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We may be unable to adequately protect our intellectual property and proprietary rights or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our success and ability to compete depends in part on our intellectual property. As at the date of this annual report, we have four (4) registered trademarks in Singapore of which one (1) is material to our business operations. Please refer to the section entitled “Business – Intellectual Property Rights” for more information on our intellectual property rights.

Any use of trademarks by third parties which are similar or identical to ours may also result in imitation of our platform, which may adversely affect our business, prospects, financial condition and results of operation.

We seek to protect our proprietary technology and intellectual property primarily through a combination of intellectual property laws as well as confidentiality procedures and contractual restrictions. Our employees are subject to confidentiality obligations under the terms of their respective employment contracts and we also require external consultants with access to our proprietary information to enter into non-disclosure agreements. However, there can be no assurance that these measures are effective, or that infringement of our intellectual property rights by other parties does not exist now or will not occur in the future. In addition, our intellectual property rights may not be adequately protected because:

(a)	other parties may still misappropriate, copy or reverse engineer our technology despite our internal governance processes or the existence of laws or contracts prohibiting it; and

(b)	policing unauthorized use of our intellectual property may be difficult, expensive and time consuming, and we may be unable to determine the extent of any unauthorized use.

To protect our intellectual property rights and maintain our competitiveness, we may file lawsuits against parties who we believe are infringing upon our intellectual property rights. Such proceedings may be costly and may divert management attention and other resources away from our business. In certain situations, we may have to bring lawsuits in foreign jurisdictions, in which case we are subject to additional risks as to the result of the proceedings and the amount of damages that we can recover. Any of our intellectual property rights may also be challenged by others or invalidated through administrative processes or litigations. We can provide no assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Any inability to adequately protect our proprietary rights may have a material negative impact on our ability to compete, to generate revenue and to grow our business. Under such circumstances, our business, prospects, financial condition, and results of operations would be materially and adversely affected.

Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent us from offering some services.

We rely on certain technology and software licensed from third parties.

As part of our business, we employ certain technology and software licensed from third parties, such as Amazon Web Services for our Smart iClean app and Tencent Cloud and Firebase for our manpower outsourcing application, the YY App. We typically do not enter into long-term agreements for the licensing of such software and tools, and the license agreements are typically on an annual subscription basis. Accordingly, there is no assurance that such third parties will continue to extend such licenses to us after the expiry of the current license period, and if such licenses are renewed, whether such renewals will be on terms favorable to us. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Any failure to maintain the existing licenses or to obtain new licenses on favorable terms or at all may cause a disruption to our apps, platform and service offerings.

In addition, we may be susceptible to undetected errors or defects in the third-party software or technology, which would in turn impair the usage of our technology, disrupt our apps, platform operations, and delay or impede our service offerings to customers. This may cause customers to lose confidence in our apps, and platform and also cause damage to our reputation, which would in turn adversely affect our business, prospects, financial condition, and results of operations.

Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities.

Our platform is based on underlying technology, software, and systems, which are highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after their implementation. Despite our development and testing processes in place, we may still encounter technical issues with such software and technology from time to time. Any technical errors, inefficiencies or vulnerabilities discovered in our software and systems after release could delay or reduce the quality of our services and/or disrupt our customers’ access to and use of our platform. This could result in damage to our reputation, result in unexpected costs incurred and result in an adverse effect on our business, prospects, financial condition, and results of operations.

Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience.

We regularly rely on and analyze our business data and algorithms to predict and evaluate growth trends, measure our performance, and make strategic decisions. Much of this data is generated and calculated internally through our own processes, without independent verification by a third-party source. While we believe our processes in place ensure that the calculations used are reasonable, interpretation of such data is inherently subjective and subject to human error. We cannot guarantee that the data, or the calculations of such data, are accurate. Errors or inaccuracies in the data could result in incurring unnecessary costs, improper allocation of resources or misinformed strategic initiatives. For instance, if we overestimate the number of active users on our platform, we may not allocate sufficient resources in our marketing strategies to attract new customers. In such situations, our business, prospects, financial condition, and results of operations may be materially and adversely affected.

We also use our business data and algorithms to inform our matching technology for our full-time job matching feature. If there are any lapses in such business data or algorithms, such as failure of our matching technology to accurately match users with customers, we may be unable to successfully complete transactions or to attract users and customers to transact on our platform. As a result, there may be a loss in customer confidence and brand reputation, which could adversely impact our business, prospects, financial condition and results of operations.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or other infectious diseases.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or any other infectious disease. The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has already disrupted our operations, as well as the operations of our customers. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses.

If we or our customers are forced to close down our businesses due to prolonged disruptions, we may experience a shortage of available work or termination of contracts by our customers. Furthermore, if any of our employees are suspected of having contracted COVID-19 or any other infectious disease, there is a possibility that some or all of our employees or users may be quarantined. This could cause a shortage of labor, requiring disinfection of our workplace, production, and processing facilities. In such an event, our operations may be severely disrupted, which would have a material and adverse effect on our business, financial condition, and results of operations.

In addition to the COVID-19 pandemic, we also face the risk of outbreaks of other infectious diseases, such as severe acute respiratory syndrome and avian influenza, or the emergence of new forms of infectious diseases in the future. If any of our employees, customers, or suppliers are affected by these infectious diseases, we, or they, may be required to temporarily shut down our or their offices or worksites to prevent the spread of the diseases. This would have an adverse impact on our revenue and financial performance.

It is important for us to monitor and assess the risks associated with infectious diseases, implement appropriate health and safety measures, and have contingency plans in place to mitigate the potential impact on our business and operations. However, there remains inherent uncertainty and unpredictability surrounding the occurrence and severity of infectious disease outbreaks, making it challenging to fully anticipate their exact impact on our business.

Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth.

Our business, prospects, financial condition, and results of operations are dependent on and may be adversely affected by political, economic, social and legal developments that are beyond our control in each of the jurisdictions that we operate in or in which we intend to expand our business and operations. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of these regions may also adversely affect our business, prospects, financial condition and results of operations. These developments may include, but are not limited to, changes in political leadership, nationalization, price and capital controls, sudden restrictive changes to government policies, introduction of new taxes on goods and services and introduction of new laws, as well as demonstrations, riots, coups and war. These may result in the nullification of contracts and/or prohibit us from continuing our business operations.

The jurisdictions that we operate in or in which we intend to expand our business and operations may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations if we are to expand in the region in the future. There can also be no assurance that we will be able to adapt to the local conditions, regulations and business practices and customs of the regions in which we operate in the future. Any changes implemented by the government of these regions resulting in, amongst others, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, prospects, financial condition and results of operations.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our reporting currency is United States dollars and fees generated from our manpower outsourcing and cleaning business is denominated in Singapore dollars and Malaysian Ringgit. Therefore, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions.

We face the risk of loss or damage to our equipment due to fire, theft, or other natural disasters in Singapore. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our insurance coverage may not be sufficient to cover all of our potential losses. If there are losses which exceed the insurance coverage or are not covered by our insurance policies, we will remain liable for any liability, debt or other financial obligation related to such losses. We do not have any insurance coverage for business interruptions.

Due to the nature of our operations, there is also a risk of accidents occurring either to our employees or to third parties on our premises and/or on our customers’ jobsites during the course of operations. In the event that any claims arise in respect of such occurrences and liability for such claims are attributed to us or that our insurance coverage is insufficient, we may be exposed to losses which may adversely affect our profitability and financial position.

We are critically dependent on workers’ compensation insurance coverage at commercially reasonable terms, and unexpected changes in claim trends on our workers’ compensation may negatively impact our financial condition.

We employ workers for whom we provide workers’ compensation insurance. Our workers’ compensation insurance policies are renewed annually and may be revised upon renewal. The loss of our workers’ compensation insurance coverage would prevent us from operating as a staffing services business in the majority of our markets. Further, we cannot be certain that our current and former insurance carriers will be able to pay claims we make under such policies. If we have to pay out of our own resources for any uninsured claims, our business, financial condition and results of operations may be materially and adversely affected.

Unexpected changes in claim trends, including the severity and frequency of claims, changes in state laws regarding benefit levels and allowable claims, actuarial estimates, or medical cost inflation, could result in costs that are significantly higher. There can be no assurance that we will be able to increase the fees charged to our customers in a timely manner and in a sufficient amount to cover increased costs as a result of any changes in claims-related liabilities.

Our efforts to actively manage the safety of our workers and actively control costs with internal staff and our network of workers’ compensation related service providers may not be sufficient to prevent material increases to our workers’ compensation costs.

We may not be able to successfully implement our business strategies and future plans.

As part of our business strategies and future plans, we intend to strengthen our market position in the Southeast Asian region and continue development of our YY App as well as consider potential business opportunities through joint ventures. While we have planned such expansion based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to obtain the proper financing, favorable market conditions, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

Risks Related to our Securities

We may not maintain the listing of our Class A Shares on Nasdaq which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

In order to continue listing our shares on Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Class A Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a)	a limited availability of market quotations for our Class A Shares;

(b)	reduced liquidity for our Class A Shares;

(c)	a determination that our Class A Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Shares are listed on Nasdaq, U.S. federal law prevents or pre-empts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI and Singaporean law. Even if our board of Directors decides to declare and pay dividends (by way of a simple majority decision of our Directors),, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Shares will likely depend entirely upon any future price appreciation of our Class A Shares. There is no guarantee that our Class A Shares will appreciate in value or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Class A Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant number of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Shares, fluctuations in the market price of our Class A Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Mr. Fu Xiaowei indirectly controls approximately 42.22% and 100% of our issued and outstanding Class A Shares and Class B Shares on April 22, 2024 respectively.

Accordingly, our controlling shareholder has considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Amended and Restated Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders”.

As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Class A Shares. Under the Rule 4350(c) of Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Shares to look less attractive to certain investors or otherwise harm our trading price.

As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to Shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq. We rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; and (c) a change of control.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a BVI business company limited by shares incorporated under the laws of the BVI. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the BVI.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under British Virgin Islands law are governed by the Companies Act and the common law of the BVI . The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI . The rights of our shareholders and the fiduciary duties of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the BVI . In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Our shareholders are entitled, by giving written notice to the Company, to inspect the Company’s Amended and Restated Memorandum and Articles of Association, register of members, register of directors and minutes of meetings and resolutions of shareholders. However, pursuant to the Companies Act, our directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect the register of members, register of directors, minutes of meetings, resolutions of members, or any part of such document refuse to permit the shareholder to inspect that document or limit the inspection of that document, including limiting the making of copies or the taking of extracts from the records. This may make is more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the British Virgin Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain British Virgin Islands Company Considerations — Differences in Corporate Law.”

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable

We are a British Virgin Islands company. Our operating subsidiaries were incorporated and are located in Singapore and Malaysia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands, Singapore and Malaysia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the British Virgin Islands, Singapore, and Malaysia, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 6-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders are subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company.

The Company may issue more Class B Shares. The issuance of additional Class B Shares may result in dilution to holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share, while each Class B Share carries twenty (20) votes per share. As a result, holders of Class B Shares have significantly greater voting power than holders of Class A Shares. If we decide to issue more Class B Shares, it could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, potentially diminishing the influence and control of Class A Shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Shareholders.

Further issuances of Class A Shares pursuant to the 2023 ESIP may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company.

The Company may issue more Class A Shares pursuant to the 2023 Employee Share Incentive Plan (“ESIP”). The issuance of additional Class A Shares may result in dilution to existing holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share. If we decide to issue more Class A Shares, it could potentially diminishing the influence and control of the existing holders of our Class A Shares over our company’s affairs.

This dilution in voting power could impact the ability of Class A Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Shareholders.

As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards.

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in the British Virgin Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. See “Item 16G. Corporate Governance” for more information. As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares.

Our 2023 ESIP permits the grant of options. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

We incur increased costs as a result of being a public company and will incur further costs after we cease to qualify as an “emerging growth company.”

We currently incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure

Our Company was incorporated in the British Virgin Islands on February 21, 2023, under the Companies Act as a company with limited liability. The Company is authorized to issue an unlimited number of shares, divided into Class A Shares of no-par value, and Class B Shares of no-par value (up to a maximum of 5,000,000 Class B Shares). As of the date of this annual report, there are 34,425,000 Class A Shares and 5,000,000 Class B Shares issued and outstanding.

Organization Chart

The chart below sets out our corporate structure.

Subsidiaries

A description of our subsidiaries are set out below.

YY Circle (SG)

On June 13, 2019, YYJOBS Pte. Ltd. was incorporated in Singapore as a private company limited by shares. It commenced business on June 13, 2019 and is principally engaged in the provision of manpower outsourcing services to our customers via the YY App. On July, 24 2019, YYJOBS Pte. Ltd. changed its company name to YYLIFE Pte. Ltd. On November 29, 2022, YYLIFE Pte Ltd changed its corporate name to YY Circle (SG). As part of a group reorganization on August 1, 2023, YY Circle (SG) became a wholly owned subsidiary of our Company.

Hong Ye (SG)

On December 28, 2010, Hong Ye (SG) was incorporated in Singapore as a private company limited by shares. Hong Ye (SG) commenced business on December 28, 2010 and is principally engaged in the operation of an employment agency focusing on providing casual labor and cleaning services to customers. As part of a group reorganization on August 1, 2023, Hong Ye (SG) became a wholly owned subsidiary of our Company.

YY Circle (MY)

On July 22, 2022, YY Circle (MY) was incorporated in Malaysia as a private company limited by shares. YY Circle (MY) commenced business on July 22,2022 and is principally engaged in the provision of manpower outsourcing services to our customers via the YY App. As part of a group reorganization on 3 May 2023, YY Circle (MY) became a majority owned subsidiary of our Company, with a remaining 10% of the Company owned by Teng Sin Ken, who is the Company’s Chief Information Officer and a director of YY Circle (MY).

Hong Ye (MY)

On November 8, 2022, Hong Ye (MY) was incorporated in Malaysia as a private company limited by shares. Hong Ye (MY) commenced business on November 8, 2022 and is principally engaged in the provision of cleaning services to our customers. As part of a group reorganization on 3 May 2023, Hong Ye (MY) became a wholly owned subsidiary of our Company.

YY Circle (AU)

On June 14, 2023, YY Circle (AU) Pty Ltd (“YY Circle (AU)”) was incorporated in New South Wales, Australia as a proprietary company limited by shares.

On January 12, 2024, Mr. Samuel Nicolas Astbury, the former director of YY Circle (AU) transferred 100% shares to Mr. Andrew Dvash.

On March 1, 2024, Mr. Andrew Dvash, who is a director of YY Circle (AU) transferred 95% of shares to the Group CEO Mr. Fu Xiaowei.

On May 1, 2024 Mr. Fu Xiaowei transferred all the shares to our Company. YY Circle (AU) became a majority owned subsidiary, with a remaining 5% of the company owned by Andrew Dvash.

YY Circle (VN)

On February 6, 2024, YY Circle (Vietnam) Company Limited (“YY Circle (VN)”)  was incorporated in Vietnam as a limited liability company with multiple members by shares. YY Circle (VN) commenced business on February 6, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (VN) is a majority owned by our subsidiary YY Circle (SG), with a remaining 5% of the company owned by Tran Hai Lan, who is a director of YY Circle (VN).

Corporate Information

We were incorporated in the British Virgin Islands on February 21, 2023. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our principal executive office is at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051. Our telephone number at this location is +65 6604 6896. Our principal website address is yygroupholding.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

We are a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services founded in Singapore. Through our subsidiaries, we provide enterprise manpower outsourcing and smart cleaning services in Singapore and Malaysia.

Since our inception in 2010, we have established ourselves as a trusted and experienced manpower supplier in the traditional recruitment industry. In June 2019, we digitalized our traditional staffing processes by introducing our proprietary technology innovation of an online marketplace for manpower outsourcing, the YY Circle Super App (“YY App”). Our manpower outsourcing service segment is anchored by the YY App, which is a one-stop intelligent manpower outsourcing platform that simplifies and streamlines the staffing process for our customers. Our platform supports a growing online community and network of users looking for both part-time and full-time work from our customers that come from a broad range of industries including hotels, food and beverage, and private clubs. We believe that our diverse range of listings and comprehensive range of man-power related services provides an effective channel for customers to market their job openings and for our users to find work arrangements that complement their schedules and provide them a reliable source of income.

In 2018, to complement our manpower outsourcing business segment, we established our professional cleaning business, serving a broad base of customers including food and beverage outlets, luxury shopping malls and 4–5-star hotels. We provide professional cleaning and janitorial services that are fully customizable to meet the specific requirements of our customers and regulators. Our range of services includes commercial cleaning for offices and schools, hospitality cleaning for hotels and shopping centers, industrial cleaning, facade cleaning, disinfection services, stewarding services for Meetings, Incentives, Conferences, and Exhibitions (“MICE”) and banquets, and pest control services. In addition, we offer cleaning robots and machines to enhance our cleaning performance by deploying them at designated premises. The cleaning services segment of our business is complemented by our YY Smart iClean App, which is an innovative smart toilet central management platform integrated with automated sensors and Internet of Things (“IoT”) devices that allows our customers to improve productivity, manage resources efficiently, and enjoy significant cost savings. The IoT technology provides real-time data insights, allowing our customers to track the usage of toilets and monitor the cleaning progress of our staff, ensuring the highest level of quality and efficiency in our services.

Our business strategy

●	Leveraging our extensive network of employers and job seekers. Our approach entails gaining a competitive edge by leveraging our extensive network which includes over 170 employers, and over 400,000 registered users as of December 31, 2023- a number that is consistently growing. Through data analytics, we can analyze user preferences and behavior to facilitate job matching, using this data to capture a larger share of the market.

●	Delivering quality service to our customers. We connect and build strong relationships with our customers for us to better understand their manpower outsourcing and cleaning needs and we could then customize and implement solutions that are catered to their objectives.

●	Attracting and retaining good and quality candidates. Our extensive database and robust network enable us to assist employers in filling positions through our user-friendly platform. We strive to evaluate and identify quality job seekers who are well-trained and equipped to excel in the offered role.

Our Services

Manpower Outsourcing service

We aim to become a leading online marketplace for manpower outsourcing and job matching in the Southeast Asian region. We hope to achieve this by enabling flexibility of job matching between users (job seekers) and customers (employers).

Our manpower outsourcing service is primarily facilitated by our platform application, the YY App. Our application is a one-stop intelligent manpower outsourcing solution that simplifies and streamlines the staffing process for our customers. With our proprietary outsourcing technology platform, we can deliver immediate and quality staffing solutions to meet our customers’ needs which can range from temporary staff for a one-day event or ongoing support for their business. Our customers can easily book and manage their staffing needs through the application, saving them time and resources.

The YY App is a one-stop manpower outsourcing solution that boasts a range of features. Our job matching feature is one of the key features of the YY App. By leveraging data analytics technology, we gain insights into our users’ job preferences and match them with the most suitable job opportunities. This feature enables us to provide more personalized and tailored services to our customers and job seekers. Our system is designed to provide our customers with the most qualified and suitable candidates for their job openings. Moreover, our job matching feature provides job seekers with a more efficient and effective way to find the right job opportunities that align with their skills and preferences.

Our primary revenue source comes from the fees charged to our customers, for successfully recruiting users through our platform. As a promotional initiative to encourage more customers to post on our platform, our customers are able to list available full-time jobs on our platform for free. The fee charges only apply for ad hoc job postings. For our ad hoc job postings, these fees are charged on a cost-plus basis, which means that we receive a fixed salary per hour per user from our customers, and we charge a fee for the difference between what our customer pays us and what we pay the user. We derive approximately 20% gross profit margin from the outsourcing fees charged to customers for each successfully recruited user. However, from time to time, during the university or high school holiday period, the rate given to users might be lower due to a higher supply of users available to work during that period, which in turn further boosts our margins.

For the fiscal years ended December 31, 2023, 2022 and 2021, the manpower outsourcing service segment generated approximately US$13.2 million, US$6.8 million and US$5.0 million, which constitutes approximately 41.6%, 34.0% and 28.6% of our total revenue respectively. Manpower outsourcing has been and will continue to be a growth area for us, as we believe that our customers will become increasingly reliant on manpower outsourcing platforms like YY App to list and search for part time workers, coupled with the help of our technology and expertise to help them find the most suitable users to meet our customer’s manpower needs.

Screening our users.

Our screening process involves users uploading their details during registration. Our team carefully reviews the documents to verify eligibility. Our customers can review profiles and reject applicants with poor performance reviews.

Onboarding our users.

●	On the registration page in the ad hoc job portal, users click the “Registration” button to register an account.

●	Fill in the basic information and user referral code to complete the account registration.

●	User presses on the part-time tab.

●	The YY App prompts the user to view a training video.

●	Users then provides their personal information on resume and begin their applications.

●	Once their applications have been confirmed, the user can commence work at the customer’s worksite, checking in and out using the YY Business interface to confirm their attendance.

Training our users.

A screengrab of the online video training topics for our job applicants/gig workers

Online training is provided to job applicants/gig workers which can be accessed in the YY App. These online training videos provides general training for different roles in various industries to ensure the users understand what will be expected of them for the job.

Paying our users. The payment received by our users varies based on the remuneration proposed by the customer multiplied by hours worked by the user. After the user’s attendance has been confirmed by our customers, we will provide payment to the users directly.

App Interfaces. Our YY App provides one interface for users looking for job openings, and another for our customers. The YY App is localized for each of the jurisdictions that we currently operate in, which currently consists of Singapore and Malaysia.

(a)	User Interface

Ad-hoc Job Portal.

This is the main feature of the YY App, where users can find ad-hoc jobs that fit their schedule and interests. With this feature, users can easily find part-time openings posted by our customers that fits their preferences and availability, which helps them earn additional income while balancing other commitments. Refer below for more information regarding the Ad-hoc job portal.

Full-Time Job Matching Feature.

The Full-Time Job matching feature is another highlight of the YY App. This feature leverages data analytics technology to match more serious job seekers who aspire for a full time rather than part time job. The job matching feature utilizes data analysis of location, performance reviews, and job preferences to increase the success rate of matching between customers (employers) and users. With just a few taps, aspiring job seekers can browse through an extensive list of job openings and apply for them with their resumes. The employer can check their submissions on the YY App. To encourage more usage of our platform, there are currently no fees associated with utilizing our platform by our customers to post full time jobs.

Rewards Program.

The YY App also features a rewards program, where users can earn reward points when they work with us or participate the events in our application. These points can then be redeemed for gifts, providing an incentive for users to continue using our YY app for any job search.

CV Creator.

The YY App Curriculum Vitae (“CV”) Creator is another feature. With this in-app CV maker, casual workers can create a perfect resume in just a few steps. This feature helps them stand out among other job seekers and increases their chances of getting hired for their desired job.

News Feed.

The YY App’s news feed feature is a social platform for users to connect and share their thoughts, making it a great way for users to build a community around the app.

From May 13, 2019 to December 31, 2023, the top 3 features browsed were Ad-hoc jobs, Artificial Intelligence Full Time Jobs and News Feed. All of these features work together to allow users, both serious and casual job seekers alike, to not only find work but also access a range of convenient features that make their lives easier. Screen time data is valuable for us as it helps us understand user preferences and improve our user experience and user interface. By analyzing the time spent by different age groups, we can enhance our platform and attract more users through positive word-of-mouth.

Discontinued Features in the YY App

Prior to January 1, 2024, the YY App had a feature, “YY Pay”, which was in-app payment feature that allowed users to make transactions within the app through the Electronic-Wallet (“E-Wallet”) via the Singapore Quick Response Code for Payment (SGQE). The users were also paid for their service through the E-Wallet. On January 1, 2024, the YY Pay and E-Wallet features were discontinued. Payments are now transferred directly to the user’s bank account instead of going through the E-Wallet. No revenue has been generated from the YY Pay or e-wallet features since launch. The discontinued features will not have any significant impact on the result of operations or the business operations.

(b)	Business Interface (YY Business)

Customer Sign-up

●	Customer clicks on the “register” button on the YY Business login page.

●	Customer provides their company information and email address and completes the verification process.

●	After verification is complete, we will review the customer’s information before approving the employer to start posting job openings on the YY App.

Receiving Applications

●	After a user has applied for a part time job, the user’s information will appear on the customer’s YY Business Interface.

●	The users will check in and out using the YY Business interface, enabling our customers to track their attendance.

●	After each job has been completed, our customer can rate the user’s performance on YY Business.

●	Our customer will also submit the attendance list generated on YY Business to us for confirmation and payment.

Cleaning Service

We provide a comprehensive range of professional cleaning and janitorial services to meet the specific needs of our customers pursuant to applicable regulatory requirements. With years of experience in the industry, we have developed a reputation for delivering high-quality services that are tailored to the unique needs of our customers. The range of services we offer includes commercial cleaning for offices and schools, hospitality cleaning for hotels and shopping centers, industrial cleaning, facade cleaning, disinfection services, stewarding services for MICE and banquets, and pest control services. For the fiscal year ended December 31, 2023, we provided 737 cleaning service crew to our customers. For the fiscal year ended December 31, 2022, we provided 639 cleaning service crew to our customers. For the fiscal year ended December 31, 2021, we provided 757 cleaning service crew to our customers. This decrease in cleaning service crew is mainly due to the expiring and renewal of contracts and the Company’s heavier reliance on technology to reduce the headcount required at the cleaning sites.

One of the key features of our cleaning services is our use of cleaning robots and machines. These state-of-the-art technologies have been deployed at designated premises to enhance the quality and efficiency of their cleaning services. By using these machines, we are able to achieve higher levels of cleaning performance, reduce the time required to complete the cleaning process, and minimize the need for human also more cost-efficient, which translates into savings for our customers.

The YY Smart iClean App is our approach to revolutionizing traditional cleaning services. It is an all-in-one smart toilet central management platform designed to improve productivity and resource efficiency, while also delivering significant cost savings. The app integrates automated sensors and IoT devices to collect real-time data on restroom usage patterns, maintenance requirements, and cleaning schedules. With mobile and web versions available, our customers have access to the platform’s features and functionalities anytime, anywhere.

YY Smart iClean App also offers a device management platform that enables customers to monitor and manage their smart toilet devices remotely. The app’s device management platform ensures that all devices are running smoothly and optimally.

The YY Smart iClean App can track all attendance, daily tasks, and performance of cleaners which are important statistics that are easily accessible by both supervisors and cleaning staff. It also consists of a comprehensive feedback system that is simple to use. Real-time notifications will be sent to the management office where the on-duty staff will be informed to resolve any issues should a user send feedback via the system. Our IoT platform collects data via our feedback panels and sensors. These data allows us to understand the areas we should focus on to better deploy our manpower, leading to higher overall cleaning standards. By leveraging the power of data analytics, YY Smart iClean App helps customers to make data-driven decisions, which lead to more efficient and cost-effective restroom cleaning operations. In turn, the YY Smart iClean App provides our customers with an innovative, up to date solution to enhance their cleaning and janitorial services and improve the overall user experience.

Home Page of the YY Smart IClean App

Attendance Tracker

The Attendance tracker provides real-time updates on the attendance of our cleaning staff specifically assigned to restroom maintenance. Our smart tracking system accurately records and reports the frequency and duration of their visits, ensuring that restrooms are cleaned and sanitized regularly throughout the day. By streamlining the monitoring process, our supervisors can proactively address any potential cleanliness issues promptly, guaranteeing a consistently high standard of hygiene for our customers. This feature not only optimizes resource allocation but also enhances accountability and transparency, giving our customers the peace of mind that their toilet facilities are being attended to efficiently and effectively.

Smart Toilet Features

This Smart Toilet interface displays the feedback received from the public for each individual toilet. Subsequently, our cleaning staff will receive real-time notifications regarding this feedback, enabling them to promptly address the reported issues within a specified timeframe. The feedback covers various concerns such as dirty toilet bowl, wet floor, smelly toilets, full trash bin, dirty basin, dirty mirror, dirty urinal, and other matters. By analyzing the feedback received for a specific toilet at specific times, we can proactively implement preventive measures to minimize the occurrence of such feedback and enhance the overall cleanliness of the toilets.

People Traffic Count

This sensor is designed to alert our cleaning staff when specific thresholds are met, indicating that cleaning is necessary. The sensor is programmed to monitor various factors such as occupancy levels, usage frequency, or predetermined cleanliness criteria. Once the sensor detects that the predefined threshold has been reached, it promptly notifies our cleaning staff. This real-time notification allows our staff to attend to the area requiring cleaning promptly and efficiently. By utilizing this sensor system, we can ensure that our cleaning efforts are targeted and responsive, maintaining a consistently clean and hygienic environment for our users.

Dashboard

This main dashboard serves as a comprehensive tool for our Operation Manager, providing an overview of the cleaning site’s statistics. It enables the Operation Manager to gain valuable insights into various aspects of the site’s operations, facilitating more informed decision-making regarding the deployment of manpower.

Site Evaluation Report

The Cleaning Site Evaluation Report is a comprehensive assessment conducted by the customer management team to evaluate the performance of the cleaning site. The primary objective of this evaluation is to ensure that all areas of cleanliness performance have been thoroughly addressed. The report examines various aspects of the site’s cleanliness, including but not limited to the condition of restrooms, common areas, facilities, and overall maintenance. It serves as a valuable tool for the customer management team to monitor the effectiveness of the cleaning operations and identify any areas that may require improvement or additional attention. By conducting regular site evaluations and generating these reports, the customer management team can maintain a high standard of cleanliness and ensure that all areas of the site are properly attended to. The findings and recommendations outlined in the report guide the implementation of corrective measures to enhance cleanliness performance and provide a satisfactory experience for toilet users.

Performance Evaluation

The Performance Evaluation system incorporates an internal performance matrix designed to assess the responsiveness of our cleaning staff in addressing toilet feedback and ad hoc matters. The matrix consists of specific criteria and scoring parameters to measure the timeliness and effectiveness of staff actions in resolving reported issues.

In addition to the internal performance matrix, the site evaluation conducted by the management team plays a crucial role. The site evaluation assesses various aspects of cleanliness and maintenance, including the prompt resolution of feedback and ad hoc matters.

These evaluations, both the internal performance matrix and the site evaluation, are combined to generate a final scoring. This final scoring serves as a key determinant for the contract payment percentage. By considering staff responsiveness, the site evaluation, and other relevant factors, the final scoring provides an objective measure of the overall performance and effectiveness of the cleaning services provided. Based on this scoring, the contract payment percentage is determined, ensuring that satisfactory performance is appropriately recognized and incentivized.

Ammonia Sensor

The Ammonia Sensors installed within the toilets serve a crucial role in maintaining cleanliness and air quality. When these sensors detect the presence of ammonia at levels that require attention, they promptly send out notifications. Upon receiving these notifications, our dedicated cleaning staff will take immediate action. Their primary responsibility will be to perform thorough toilet cleaning, specifically addressing the ammonia-related issue to ensure a clean and hygienic environment.

Additionally, our cleaning staff will also check and ensure that the air fresheners are in proper working condition. This step is important for maintaining a pleasant and fresh atmosphere within the toilets. By responding promptly to the sensor notifications, our cleaning staff plays a vital role in ensuring that the toilets are properly cleaned, any ammonia-related concerns are addressed, and the air fresheners are functional. This proactive approach ensures that toilet visitors have a clean and pleasant experience while using the facilities.

Sensor Management

The Toilet Sensor Management system enables our back-end team to closely monitor the working conditions of sensors in the toilets. This centralized platform allows real-time oversight, facilitating prompt identification and resolution of any issues. By ensuring optimal sensor functionality, our team maintains accurate data collection, enhances responsiveness to potential problems, and ultimately supports our goal of providing clean and well-maintained toilet facilities for a pleasant visitor experience.

We have combined various cleaning services such as providing cleaning personnel, equipment and material, and floor treatment, into a single performance obligation in our contracts. These services are not considered distinct from each other. We earn revenue through headcount-based fees and performance-based fees.

●	Headcount-based fees. We charge payments on a monthly or annual basis over a period of years based on the amount of cleaning manpower supplied.

●	Performance-based fees. We charge fixed payments on a monthly or annual basis over a period of years based on work performance.

Depending on the nature of the cleaning contract with the customer, we charge either (i) on a headcount basis, (ii) performance basis or (iii) a combination of both the headcount and performance basis.

We procure cleaning supplies and equipment from our wide network of contacts. We have a reliable group of suppliers with whom we have long-standing relationships. From these suppliers, we source good quality and competitively priced cleaning equipment. Our procurement process involves individual executives responsible for adding suppliers and raising purchase orders, which are then approved by the Head of Department and Finance. The time it takes to pay each supplier depends on the specific contract we have with them. Generally, we aim to settle payments to our vendors within 60 days.

For the fiscal years ended December 31, 2023, 2022 and 2021, the cleaning service segment generated approximately US$18.6 million, US$13.2 million and US$12.5 million, which constitutes approximately 58.4%, 66.0% and 71.4% of our total revenue respectively.

Our Customers

Manpower Outsourcing Service

Previously, our business was focused primarily on the hotel industry. However, over the past two (2) years, we have diversified into other industries to minimize concentration risks. As of the date of this annual report, our customers also include resorts, restaurants and supermarkets in addition to hotels. Most of our customers are offered a similar base rate in the applicable jurisdiction for the labor of each user initially. Rate discounts may be offered with guarantee of monthly volume of requests for casual labor. We may also offer strategic promotional discount when we endeavor to enter into a new market.

We schedule regular meetings with our customers’ operation teams to gather feedback and gain insight into our staffing quality to improve our services, process and the YY App, and to identify new opportunities for our customers’ new business needs.

Cleaning Service

Our pricing is determined by the minimum wage model regulated by local authority. Other factors specific to a project will also impact our pricing based on the overall project specifications, including the number of staff necessary, job scope, job location and complexity of a job. Like our Manpower Outsourcing business segment, discounted prices may be offering when dealing with new customers or entering into new markets.

Each month, a meeting will be conducted with the management team of our customers. The agenda for the meeting will include reviewing performance, gathering feedback, and exploring opportunities to improve the efficiency of manpower deployment as well as enhancing the functionality of the YY Smart iClean application.

Material Agreement with Orchard Turn Retail Investment Pte Ltd

Below is the summary of the material terms of the agreement with Orchard Turn Retail Investment Pte Ltd.

On August 15, 2022, Hong Ye (SG), one of our direct subsidiaries, entered into a contract for the provision of cleaning services for ION Orchard with Orchard Turn Retail Investment Pte Ltd. This contract has a term of 3 years from July 1, 2022, to June 30, 2025. Pursuant to the contract, we agreed to provide cleaning services to ION Orchard in consideration of a sum of S$3,073,800 per year (US$ 2,276,214). We also agreed to (i) take up insurance policies covering Workmen’s Compensation and Public Liability prior to the commencement of the contract, (ii) deposit with Orchard Turn Retail Investment Pte Ltd a performance bond for a sum equal to the tender award amount, and (iii) observe all rules and regulations prescribed by Orchard Turn Retail Investment Pte Ltd which were notified to us in writing.

Competition

The manpower outsourcing and cleaning service industries are rapidly growing and increasingly competitive. We compete with online and offline traditional manpower outsourcing firms and cleaning firms for the same pool of potential customers. Furthermore, one of our key customer groups, hotels, is increasingly relying on their own in-house group of cleaners, reducing the need for our cleaning services. We also believe some of our competitors may be better funded or better connected than us.

Nonetheless, we believe we are strategically placed to compete in the manpower outsourcing industry based on the following factors: (i) we believe that we provide a higher rate of job fulfilment for our customers, (ii) we believe that we provide higher efficiency at lower staffing costs for our customers, (iii) we provide a seamless user onboarding experience, and (iv) we have strong and stable relationships with our customers, which in turn is crucial for developing our brand, and for expansion purposes to other parts of the SEA region. For the cleaning service segment, we are also strategically placed to compete because of (i) the proficiency of our cleaning staff, (ii) better management of manpower, (iii) real time tracking and analysis, and (iv) we have strong and stable relationships with our customers.

Competitive Strengths

We have an experienced management team

We have an experienced management team, led by Mr. Fu Xiaowei, our Executive Director, Chairman and Chief Executive Officer, who has been instrumental in spearheading the growth of our Group. Mr. Fu has over 12 years of experience in the cleaning and manpower outsourcing industries in Singapore and is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships. Our Group is supported by an experienced management team with substantial experience in the provision of manpower and cleaning services.

Competitive Strengths of our Manpower Outsourcing service

We provide a high rate of job fulfilment for our customers

Our Company places a strong emphasis on delivering value to our customers by providing high-quality services that meet their needs and expectations. One of the ways we achieve this is by providing a 90% fulfilment rate, which means that we are committed to delivering on our promises and meeting our customer’s requirements.

Additionally, we have streamlined our processes and invested in the latest technology to optimize our operations and reduce lead times by more than half. This means that our customers can expect fast and efficient service, without sacrificing quality or accuracy. By offering a high fulfilment rate and fast lead times, we have established a reputation for reliability and efficiency in the industry. This, in turn, has helped us to attract and retain a loyal customer base who appreciate the value we bring to their businesses.

We believe that we provide higher efficiency at lower staffing costs for our customers

One of the main advantages of our Company is our extensive pool of trained part-time workers, which enables our customers to quickly and efficiently access job seekers   through job postings. Our users are carefully selected for their experience and abilities, with the aim of delivering high-quality services that exceed our customers’ expectations. By leveraging our extensive pool of trained part-timers, we seek to provide a scalable and customizable service that delivers the right level of resources at the right time.

Our YY App offers push notifications and dynamic pricing, allowing us to provide a flexible and cost-effective service that meets the unique needs of each customer. This means that our customers benefit from a cost-effective service without sacrificing reliability or efficiency.

Our ability to activate resources quickly and efficiently through our app, combined with our extensive pool of trained users and dynamic pricing model, allows us to provide a high-value service that contributes to higher efficiency and lower costs for our customers. We believe that this positions us as a strong player in the manpower outsourcing market, well-suited to meet the needs of businesses of all sizes and industries.

We provide a seamless user onboarding experience

We take pride in offering a seamless onboarding experience for our customers. We understand that the process of finding the right worker can be challenging and time-consuming, and to address this, we have invested in data analytics   technologies. By leveraging these technologies, we aim to streamline the screening process and deliver a more efficient and effective experience to our customers.

Our technology-driven approach enables us to identify the most suitable candidates for our customers based on a range of criteria, including experience, skills, and availability. This allows us to match our customers with the most appropriate workers, resulting in a superior end-user onboarding experience.

Our emphasis on delivering a seamless onboarding experience sets us apart from other companies in the manpower outsourcing industry. Through the use of up to date technology and personalized support, we provide our customers with a faster and easier screening process designed to maintain the same quality and accuracy.

We have strong and stable relationships with our customers

Over the last thirteen years, we have developed strong and stable relationships with our key customers in the region. We have identified and maintained good relationships with valuable customers, who will typically notify us of their manpower needs in advance. Our customers from the hotel sectors regularly return to us for repeat business and from time to time, they also refer other prospective customers to us. We have a wide customer base from various industries such as hotels, retail, and logistics.

We have strived to maintain stable business relationships with our key customers. For the fiscal years ended December 31, 2023, 2022, and 2021, our top five customers accounted for 35%, 24% and 30% of total revenue related to our manpower outsourcing services respectively, and all of our top five customers have more than two years of business relationships with us.

Competitive Strengths of our Cleaning service

Proficiency of our Cleaning Staff

We value the proficiency of our cleaning staff and actively update the YY Smart iClean app to boost our cleaning capabilities. The YY Smart iClean app led to a 30% increase in the cleaning staff’s effectiveness. After three years of implementing the YY Smart iClean app, our manpower needs have been reduced by 10% year on year and we are currently operating at 70% of our initial capacity. To maintain our competitive edge, we prioritize continuous training and conduct monthly sessions and audits. This approach empowers our cleaning staff to provide value-added services and elevate cleanliness standards across all sites.

Management of Manpower

Our supervisors are equipped with a suite of technologies, including remote access features, biometrics attendance, daily checklists, and a toilet feedback system, which enables them to monitor the performance of our cleaning staff across multiple venues. This level of supervision ensures that our staff is accountable and maintains the highest level of quality in their work. With the ability to manage our staff more efficiently and effectively, we can provide our customers with a reliable and consistent level of service.

Real Time Tracking & Analysis

Our real-time tracking and analysis capabilities allow management to deploy staff and delegate tasks more efficiently and remotely. Using data analytics prediction technology, we track usage trends in specific toilets to anticipate and respond to cleaning needs proactively.

This level of tracking and analysis enables us to optimize our staffing and cleaning processes, ensuring that our customers receive the highest level of service possible. With our real-time tracking and analysis capabilities, we can address any issues promptly, providing a more reliable and consistent level of service to our customers. With the ability to deploy staff and manage cleaning duties more efficiently, we can offer our customers a higher level of satisfaction.

We have strong and stable relationships with our customers

Since the commencement of our Group’s business over the last five years, we have developed strong and stable relationships with our key customers in the region. We have identified and maintained good relationships with valuable customers, who will typically notify us of their manpower needs in advance. Our retail commercial customers regularly return to us for repeat business and from time to time, they also refer other prospective customers to us. We have a wide customer base from various industries such as retail commercial, hospitality, hospitals, food centers and airlines.

We have strived to maintain stable business relationships with our key customers. For the fiscal years ended December 31, 2023, 2022, and 2021, our top five customers accounted for 31%, 41% and 37% of total revenue related to our cleaning services respectively, and 3 of our top five customers have more than 2 years of business relationships with us.

Recent Developments

On April 24, 2024, YY Group Holding (the “Company”) closed the initial public offering (the “IPO”) of its 1,125,000 Class A ordinary shares, no par value (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275486), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 29, 2024. The Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “YYGH” on April 22, 2024.

On February 6, 2024, YY Circle (VN) commenced business in Vietnam on February 6, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (VN) is a majority owned by our subsidiary YY Circle (SG), with a remaining 5% of the company owed by Tran Hai Lan, who is a director of YY Circle (VN).

YY Circle (AU) became a majority owned subsidiary of our Company on May 1, 2024, with a remaining 5% of the company owed by Andrew Dvash, who is a director of YY Circle (AU).

Insurance

We maintain commercial all risks property insurance policies covering our business premises in accordance with customary industry practice; as well as insurance policies covering heads of liability such as workmen’s compensation and public liability as required from time-to-time by our customers. We carry occupational injury and medical insurance for our employees, in compliance with applicable regulations. We carry “key person” insurance for Mr. Fu Xiaowei, our Chairman, Chief Executive Officer and Executive Director. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

Seasonality

Our business experiences seasonal fluctuations, with increased demand for our manpower outsourcing and cleaning services during the holiday season, particularly from sectors such as hospitality. This is driven by higher customer traffic and the need for workforce management and cleanliness in hotels, resorts, and event venues. Also, during the university or high school holiday period, the rate given to users might be lower due to a higher supply of users available to work during that period, which in turn further boosts our margins.

By monitoring market trends and adapting to seasonal fluctuations, we optimize our operations and revenue potential while maintaining a diversified customer base across sectors to mitigate risks associated with seasonality.

Regulation

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore and Malaysia. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only.

Laws and Regulations Relating to Our Business in Singapore

Central Provident Fund Act 1953 of Singapore

YY Circle (SG) and Hong Ye (SG) are required by the applicable laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for their employees as prescribed under the Central Provident Fund Act 1953 of Singapore. The contribution rates vary, depending on the age of the relevant employee, and whether such employee is a Singapore citizen or permanent resident (contributions are not required or permitted in respect of a foreigner on a work pass).

Employment Act 1968 of Singapore (“EA”):

The rights of all employees employed under a contract of service with YY Circle (SG) and Hong Ye (SG) are governed under the EA in particular, their rights to annual leave, sick leave and maternity protection and benefits, amongst others. In respect of (a) workmen who receive salaries not exceeding S$4,500 a month and (b) employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month, the EA governs additional aspects of their conditions of service such as hours of work, overtime and rest day, amongst others.

Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”):

The employment of foreign workers in Singapore is governed by the EFMA and regulated by MOM. In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a)	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b)	on a second or subsequent conviction:

i.	in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; and

ii.	in any other case, be punished, with a fine not less than S$20,000 and not more than S$60,000.

Further, under the Employment of Foreign Manpower (Work Passes) Regulations 2012, an employer is required to purchase and maintain medical insurance, and the limit on the total amount of claims for the medical costs of a foreign employee’s in-patient care and day surgery payable by the insurer under such insurance cover must be at least S$60,000.

YY Circle (SG) and Hong Ye (SG) have employees who are covered by the EFMA and have obtained valid work passes in respect of each such employee.

Employment (Part-Time Employees) Regulations:

The employment of part-time employees is governed by the Employment (Part-Time Employees) Regulations and regulated by the MOM, in particular, their rights to annual leave, sick leave and maternity benefits, amongst others.

Employment Agencies Act 1958 of Singapore (“EAA”):

The EAA provides for the regulation of employment agencies in Singapore, and organizations and individuals who place job seekers with employers must get an employment agency license to operate in Singapore, under Section 6 of the EAA. Any person who fails to comply with or contravenes Section 6 of the EAA shall be guilty of an offence and shall be liable on conviction:

(a)	to a fine not exceeding $80,000 or to imprisonment for a term not exceeding 2 years or to both; and

(b)	in the case of a second or subsequent conviction, to a fine not exceeding $160,000 or to imprisonment for a term not exceeding 4 years or to both.

Any infringement of the EAA, the Employment Agencies Rules 2011 or the Employment Agencies License Conditions stipulated by MOM may also attract demerit points (“DP”) issued by MOM. Certain administrative requirements will apply depending on the number of DPs an employment agency has accumulated. Employment agencies that commit severe infringements may have their license revoked by MOM.

With four (4) DPs, the employment agency must provide a minimum security deposit of S$40,000; with eight (8) DPs, the employment agency must provide a minimum security deposit of S$60,000; with 12 DPs, the employment agency will have S$10,000 of its security deposit forfeited, must top up its security deposit back to S$60,000, all its key appointment holders must re-take the Certificate of Employment Intermediaries examination, and all its Work Permit online and Employment Pass online accounts will be suspended until all its key appointment holders have passed the examination and until all issues have been resolved; with 18 DPs, the employment agency will have S$15,000 of its security deposit forfeited, must top up its security deposit back to S$60,000, and all its Work permit online and Employment Pass online accounts will be suspended until all issues have been resolved; and with 24 DPs, the employment agency’s license will be suspended or revoked depending on the case.

An employment agency with 12 or more and 18 or more DPs will also be placed under surveillance for 12 months. When under surveillance, the employment agency will have all its Work Permit online and Employment Pass online accounts suspended for a minimum of three (3) months and will be audited. If an employment agency commits any infringement during the surveillance period, its license may be suspended or revoked.

As long as an employment agency has fewer than 12 DPs, each DP will remain live for a fixed period of 12 months from its date of issue. An employment agency with 12 or more DPs will have its record cleared only if it does not accumulate new DPs for a continuous period of 12 months. As of the date of this annual report, the Company has not accumulated any DPs.

Environmental Public Health Act 1987 of Singapore (“EPHA”):

The EPHA is administered by the NEA and regulates, among other things, health requirements for buildings and public nuisances. Examples of matters covered by the EPHA are any factory or workplace deemed unclean, conditions relating to the breeding of flies or mosquitoes, and any premises or part of the premises of such construction or in such a state as to be dangerous.

Since Hong Ye (SG) operates a cleaning business, it is required under the EPHA to obtain a cleaning business license before commencing any cleaning works. Under Section 80D of the EPHA, a person must not carry on a cleaning business in Singapore, except under and in accordance with a cleaning business license that is in force. Any person who fails to comply with or contravenes Section 80D of the EPHA shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a continuing offence, to a further fine not exceeding S$1,000 for every day or part of a day during which the offence continues after conviction.

As of January 2023, the NEA has imposed a new regulatory framework for the renewal of the cleaning business license, which will take effect for applications made after January 1, 2024. Companies applying for such licenses would have to comply with the following requirements amongst others:

(a)	Existing licensees must have at least 1 cleaning contract on-going OR completed in the 12 months preceding the license application.

(b)	From December 31, 2022 onwards, all cleaners employed for 3 months or more are to be trained in certain modules prescribed by the authority at the point of license application and throughout the license period. These training requirements apply to both resident and foreign cleaners, including part-time, full-time, and casual cleaners. Applicants are required to declare all cleaners employed by their business at the point of license application and update the list at each renewal.

(c)	Cleaning businesses would have to submit a progressive wage plan for resident cleaners, which specify the basic wage of every class of cleaners which conform to the wage levels and bonuses specified by the Commissioner of Labor, which are based on the recommendations of the Tripartite Cluster for Cleaners.

(d)	Hong Ye (SG) must also maintain a minimum paid-up capital of at least S$25,000 for a Class 2 License or S$250,000 for a Class 1 License.

(e)	In respect of a Class 2 License or Class 1 License, Hong Ye (SG) must also obtain and maintain throughout the license duration a bizSAFE Level 3 Certification.

(f)	For Class 1 Licenses, Hong Ye (SG) must not have defaulted on or have outstanding Orders made by the Employment Claims Tribunal, and must not have a history of conviction in the past two years under the following legislation:

(i)	Environmental Public Health Act 1987 of Singapore

(ii)	Employment Act 1968 of Singapore

(iii)	Employment of Foreign Manpower Act 1990 of Singapore

(iv)	Workplace Safety and Health Act 2006 of Singapore

(v)	Central Provident Fund Ac 1953 of Singapore

We have obtained a cleaning business license and our directors believe that we would be able to satisfy the requirements to maintain our cleaning business license under the new regulatory framework.

Immigration Act 1959 (“Immigration Act”)

Pursuant to the Immigration Act, no person, other than a citizen of Singapore, shall enter or attempt to enter Singapore unless, inter alia, he is in possession of a valid pass lawfully issued to him to enter Singapore. Such valid pass would include, inter alia, a valid work pass issued by the Controller of Work Passes under the EFMA (as defined above) and the regulations issued pursuant to the EFMA, including passes such as Work Permits (including a training work permit), S Passes and Employment Passes. The work passes are categorized by the professional skill level and monthly salary of the migrant worker. There are applicable quotas and levies payable for S Pass and Work Permit Holders. A work pass may be in the form of a card or in an endorsement made in the passport or other travel document of the work pass holder or in such other form as the Controller of Work Passes may determine.

Trade Marks Act 1998 of Singapore

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Workplace Safety and Health Act 2006 of Singapore (“WSHA”):

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include, but are not limited to: (i) providing and maintaining for employees a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work; (ii) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (iii) ensuring that employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (iv) developing and implementing procedures for dealing with emergencies that may arise while those employees are at work; and (v) ensuring that employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work. As an employer in Singapore, YY Circle (SG) and Hong Ye (SG) are required to adhere to the WSHA and adopt these measures to ensure the safety and health of its employees and persons (not being YY Circle (SG) and Hong Ye (SG) employees) who may be affected by any undertaking carried on by him in YY Circle (SG) and Hong Ye (SG) office premises.

Workplace Safety and Health (Incident Reporting) Regulations:

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable, notify the Commissioner of the accident, and shall thereafter but no later than 10 days after the accident, submit a report to the Commissioner.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace on or after September 1, 2020, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner of the accident within 10 days after the date the employer first has notice of the accident.

Being an employer in Singapore, YY Circle (SG) and Hong Ye (SG) are required to adhere to the WSHIR reporting requirements in the situation where any accident at YY Circle (SG) and Hong Ye (SG) office premises or workplace occurs which results in the injury or death of any employee.

Workplace Safety and Health (General Provisions) Regulations:

The Workplace Safety and Health (General Provisions) Regulations set out further specific duties imposed by the MOM on employers. Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any biohazardous material which may constitute a risk to their health and ensuring that the employee has the necessary expertise for the work that he is engaged for and implemented adequate safety and health measures and where any process or work carried on in any workplace is likely to produce or give off any toxic dust, fumes, gas, vapor, mist, fiber or other contaminants, that reasonable practical measures be taken to prevent their accumulation and protect persons at work from inhalation, ingestion or skin contact with such substances.

Work Injury Compensation Act 2019 (“WICA”):

Work injury compensation is governed by the WICA and is regulated by the MOM. The WICA applies to any person who has entered into or works under a contract of service or apprenticeship with an employer, subject to certain prescribed exclusions in respect of injuries suffered by them arising out of and in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the methods of calculating such compensation. The WICA provides, subject to certain prescribed exceptions, that if in any employment, personal injury by accident arising out of and in the course of the employment is caused to an employee, his employer shall be liable to pay compensation in accordance with the provisions of the WICA. The amount of compensation shall be computed in accordance with the First Schedule of the WICA, subject to a maximum and minimum limit, considering factors such as the severity and permanence of the personal injury suffered.

Further, the WICA provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the employer) for the execution by the employer of the whole or any part of any work, or for the supply of labor to carry out any work, undertaken by the principal, the principal shall be liable to pay to any employee employed in the execution of the work any compensation which he would have been liable to pay if that employee had been immediately employed by the principal.

Every employer is required to maintain work injury compensation insurance for all employees doing manual work and all employees earning less than S$2,600 per month. Failure to do so is an offence carrying a fine of up to S$10,000 and/or imprisonment of up to 12 months. Under the Work Injury Compensation (Insurance) Regulations 2020 (“WICIR”), every employer entering into a contract of insurance in accordance with the requirements of WICA shall be issued, by the insurer with whom he contracts, with a certificate of insurance which shall contain certain prescribed particulars. The WICIR further provides that such employer shall display a copy of the certificate of insurance at each place of business at which he employs any employee whose claims may be the subject of indemnity under the policy of insurance to which that certificate relates.

Personal Data Protection Act 2012 of Singapore:

The PDPA generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the PDPC and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.

We regularly collect, store, and use customer information and personal data during our business and marketing activities; for example, the YY App utilizes personal data in order to provide a more personalized and tailored services to our customers and job seekers. If we fail to abide by the requirements of the PDPA, the PDPC may impose sanctions in connection with our improper collection, use and disclosure of personal data and other failures to comply with the PDPA, including the DNC requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of up to $1 million or, in the case of a contravention on or after 1 October 2022 by an organisation whose annual turnover in Singapore exceeds $10 million, 10% of the organization’s annual local turnover in Singapore of the organisation.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing:

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. YY Circle (SG) and Hong Ye (SG) believes that it is in compliance with the provisions of the CDSA and the TSOFA.

As Singapore incorporated companies, YY Circle (SG) and Hong Ye (SG) must generally comply with the provisions of the CDSA and TSOFA. YY Circle (SG) and Hong Ye (SG) believe that they are in compliance with the provisions of the CDSA and the TSOFA.

Regulations on Registration as a Contractor to Perform Public Sector Works:

Hong Ye (SG) is subject to the Contractors Registration System (CRS) which is administered by the Building and Construction Authority to serve the procurement needs of government departments, statutory bodies and other public sector organizations including first level sub-contractors involved in government projects.

Laws and Regulations Relating to Our Business in Malaysia

Employment Act 1955

The Employment Act 1955 applies to any person who has entered into a contract of service in Malaysia including foreign workers and it provides minimum protection to workers with regard to their terms and conditions of service, consisting of working conditions, hours, wages, holidays, retrenchment benefits, and so on. However, generally, certain sections in the Employment Act 1955 are not applicable to employees whose wages exceed RM 4,000 a month unless these employees fall within the ambit of Section 2 of the First Schedule to the Employment Act 1955. The excluded sections are in respect to working on a rest day, overtime payments, statutory entitlement to shift allowances, working on a public holiday and statutory entitlement to termination and lay-off benefits.

Recently, the amendments to the Employment Act 1955 via the Employment (Amendment) Act 2022 introduced the following major changes in the labor law regime with effect from January 1, 2023:-

(a)	The weekly limit on regular working hours is to be reduced from 48 hours to 45 hours.

(b)	Employers are required to conspicuously exhibit a notice to raise awareness of sexual harassment in the workplace.

(c)	A contractor for labor who supplies any employee to a principal, contractor or sub-contractor is required to enter into a contract in writing (presumably with the recipient of employees’ services) and to make such contract or any other document relating to such contract available for inspection (presumably by the Director General). Failure to make such documents available for inspection is an offence and, on conviction, the contractor of labor shall be liable to a fine not exceeding RM 50,000.

(d)	The Director-General of Labor may make an order relating to discrimination in employment, and failure to comply with such order is an offence and can be fined up to RM 50,000.

(e)	Employers must obtain prior approval from the Director-General of Labor to hire foreign employees. Failure to do so may be liable to a fine not exceeding RM 100,000 and/or to imprisonment for a term not exceeding 5 years.

(f)	Employers must inform the Director-General of Labor when the employment of the foreign worker is terminated, including through a worker’s abscondment.

However, it is pertinent to note that the Employment Act 1955 is only applicable in Peninsular Malaysia and the Federal Territory of Labuan the corresponding legislation for employees in Sabah and Sarawak are set out in the Labor Ordinance of Sabah 1950 and Labor Ordinance of Sarawak 1958 respectively.

Industrial Relations Act 1967

The main statute governing employment disputes between employer and trade union or individual employees. A complaint of unfair dismissal by a workman is adjudicated by the Industrial Court as empowered under the same Act. The Act further regulates the right of workmen to form trade unions, join trade unions and participate in the activities of the trade union.

Immigration Act 1959/63

The Act penalizes foreigners for illegal entry and overstay, and any person including Malaysians for harboring illegal immigrants in the premises. Thus, any person including employers could be charged for harboring illegal immigrants in the premises under Section 55B, 56 (1)(d) of the Act, and could be subjected to a fine between RM 10,000 to RM 50,000 or imprisonment not exceeding 12 months or both for each illegal immigrant employed and could also be subject to whipping of up to six strokes if he is found employing more than five illegal immigrants at the same time.

Section 55E of the Act extends the liability to a company supervisor or manager who has direct interest or control in allowing an illegal immigrant to enter or stay in the premises of the company, subjected to a fine of between RM5,000 and RM 30,000 or imprisonment not exceeding 12 months or both for each illegal immigrant.

National Wages Consultative Council Act 2011

This Act is the legislation which provides the minimum wage that employers must provide to its employees, failing which, penalties may be handed against the employer for failing to comply with such requirements, which may include an imprisonment term, a fine or both.

Effective May 1, 2022, the national monthly minimum wage has increased from RM 1,200 to RM 1,500 for businesses in the private sector that have five workers or more. As for employers with less than 5 employees, they have until July 1, 2023 to comply with the Order.

Minimum Retirement Age Act 2012

This Act introduced the general principle in so far that the minimum retirement age for employees in Malaysia must be at least 60 years. Any introduction of retirement age which is below the prescribed age is deemed void and illegal.

Occupational Health and Safety Act 1994

This Act imposes a duty on all employers to ensure, so far as practicable, the safety, health and welfare at work of all employees including foreign employees and domestic employees.

Employees’ Minimum Standards of Housing, Accommodations and Amenities Act 1990

This Act obliged an employer or a centralized accommodation provider to ensure that every accommodation provided for migrant workers complies with the minimum standards and that decent and adequate amenities are provided.

With the latest amendment in July 2019 and February 2021, the Act is now expanded to cover all sectors throughout Malaysia. Employers who provide accommodation to employees are required to ensure “free and adequate” running water, adequate electricity and that the building is “kept in a good state of repair” including provisions for “health, hospital, medical and social amenities” to employees.

Employers and central accommodation providers are mandated to obtain a certificate of accommodation and can be fined up to RM 50,000 for non-compliance with the Act and its regulations.

Except for the State of Sabah and State of Sarawak, Part II and Part III of this Act shall not apply to any estate or part thereof, situated within the area of a City Council, a Municipal Council or a Federal Territory.

Employees’ Social Security Act 1969

This Act provides security to an employee against loss of earnings due to industrial accidents and occupational diseases. It is a social legislation directly intended to secure the interest and welfare of employees of industries, factories, and other establishments.

Any person being an employer who fails to pay any contributions which he is liable under the SOCSO Act to pay in respect of or on behalf of any employee shall be punishable with a fine of up to RM10,000 and/or to imprisonment for a term of up to 2 years.

Employees Provident Fund Act 1991

This Act imposes statutory obligations on employees and employer to make monthly contributions from the employees’ monthly remuneration into a national fund which is managed by the Employee Provident Fund Board. It further governs the law relating to a scheme of savings for employees’ retirement and the management of the savings for retirement purposes and for matters incidental thereto.

Any person being an employer who fails to pay any contributions which he is liable under the Employees Provident Fund Act 1991 to pay in respect of or on behalf of any employee in respect of any month shall be guilty of an offence and shall, on conviction, be liable to a fine of up to RM10,000 and/or to imprisonment for a term of up to 3 years. Where any contributions remain unpaid by a company, a firm or an association of persons, the directors, the partners or office-bearers of such association of persons (including the directors, the partner or office-bearers of such association of persons during the period in which the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employment Insurance System Act 2017

This Act provides for an insurance scheme which entitled insured employees to certain financial benefits and a re-employment placement program in the event of loss of employment. Under Section 19 of the Act, both the employer and employee are each required to contribute equally to the scheme based on the employee’s monthly wages in accordance with the rates set out in the Second Schedule of the Act.

Trade Union Act 1959

This Act defines trade unions, regulates their membership and composition, prescribes their registration requirements and sets out their rights, powers and responsibilities.

Income Tax (Deduction From Remuneration) Rules 1994

According to the Income Tax (Deduction From Remuneration) Rules 1994, employers are required to deduct a monthly amount from the remuneration of their employees for income tax purposes. This deduction should be made in accordance with the schedule provided in the Income Tax Rules. Each month, or the relevant month, the employer must deduct the appropriate amount and submit it to the Director General of Inland Revenue Malaysia. This payment should be made no later than the 15th day of every calendar month. Along with the payment, the employer must also submit a return containing the details of the employees from whom deductions were made or should have been made.

Failure to comply with these rules without a reasonable excuse is considered an offense. Upon conviction, the person responsible may be subject to a fine ranging from RM200 to RM20,000, imprisonment for up to six months, or both.

Personal Data Protection Act 2010 and Personal Data Protection Regulations 2013

The Personal Data Protection Act 2010 (PDPA) pertains to the legislation and rules governing data privacy and the safeguarding of personal data. Under the PDPA, it is generally mandated that an individual’s consent is required for the processing and disclosure of their personal data, unless specified otherwise in the provisions of the PDPA. The term “processing” has a broad definition, encompassing activities such as collecting, recording, retaining, or storing personal data, as well as carrying out any operation or series of operations involving personal data, including the following:

(a)	the organization, adaptation or alteration of personal data;

(b)	the retrieval, consultation or utilization of personal data;

(c)	the disclosure of personal data by transmission, transfer, dissemination or otherwise making available; or

(d)	the alignment, combination, correction, erasure, or destruction of personal data.

The Personal Data Protection Regulations of 2013 stipulate that consent must be obtained for the processing of personal data, regardless of the form in which it can be accurately recorded and maintained by the data user.

Data users have an obligation to provide written notice regarding the processing of personal data. This notice should include various details such as a description of the personal data being processed, the purpose for which it is being processed, the source of the data, the recipients to whom it may be disclosed, whether providing the personal data is mandatory or voluntary, the individual’s rights to access and correct their personal data, and the options available to limit the processing of the data. The notice must be provided in both English and the national language of Bahasa Malaysia.

Communications and Multimedia Act 1998

The Communications and Multimedia Act 1998 (CMA) serves as the primary legislation in Malaysia for regulating the convergence of communication and multimedia industries and related matters. It generally prohibits the use of network facilities or services for committing offences under Malaysian laws, fraudulent or improper use of such facilities or services, possession and usage of counterfeit access devices, unauthorized access to network services or applications, and interception of communications without lawful authority.

Violation of any provisions within the CMA can lead to penalties upon conviction, including fines ranging from RM10,000 to RM500,000, imprisonment for a period of 3 months to 5 years, or both.

The Malaysian Communications and Multimedia Commission (MCMC) is the regulatory body responsible for overseeing the implementation of the CMA.

In accordance with Section 95 of the CMA, the MCMC has registered and issued the Technical Code on Internet of Things (IoT) known as the Technical Code. This voluntary industry code outlines requirements and best practices to ensure the interoperability and safety of network facilities, services, and equipment.

Compliance with the registered Technical Code is not mandatory, unless specifically directed by the MCMC as stipulated in Sections 98 and 99 of the CMA. Adherence to the Technical Code also serves as a legal defense against any prosecution, legal action, or proceeding initiated against an individual subject to the code, concerning matters addressed within the code, as specified in Section 98(2) of the CMA. Failure to comply with a directive from the MCMC to adhere to the Technical Code may result in a maximum fine of RM200,000 upon conviction.

Computer Crimes Act 1997

The Computer Crimes Act 1997 (CCA) encompasses provisions regarding offences associated with the improper use of computers. It addresses various actions such as unauthorized access to computer material, unauthorized access with the intent to commit further offences, unauthorized modification of computer programs or data, and the wrongful communication of means of computer access to unauthorized individuals.

The term “computer” under the CCA is broadly defined to include electronic, magnetic, optical, electrochemical, or other data processing devices. This definition encompasses interconnected or related devices capable of performing logical, arithmetic, storage, and display functions. It also includes data storage and communication facilities directly associated with such devices. However, devices like an automated typewriter or typesetter, or a portable handheld calculator or other similar device which is non-programmable or which does not contain any data storage facility are excluded from this definition.

Penalties for convicted offences under the CCA vary depending on the nature of the offence committed. The fines imposed can range from RM25,000 to RM150,000, and imprisonment terms can range from 3 to 10 years, or a combination of both.

Local Government Act 1976

Under the Local Government Act 1976, a local authority is empowered to issue licenses or permits for various trades, occupations, or premises. These licenses can be granted with specific conditions and restrictions determined by the local authority. Typically, businesses are required to obtain such licenses when they occupy office spaces for their operations or when they install signboards.

C. Organizational structure

Our Group comprises the Company and its subsidiaries, YY Circle (SG) Private Limited, Hong Ye Group Pte. Ltd., YY Circle Sdn Bhd, YY Circle (AU) Pty Ltd, YY Circle (Vietnam) Company Limited and Hong Ye Maintenance (MY) Sdn Bhd. The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Pte Ltd	June 13, 2019	Singapore	100%	Manpower Contracting Services
Hong Ye Group Pte Ltd	December 28, 2010	Singapore	100%	1. Employment Agencies 2. General Cleaning Services
YY Circle Sdn Bhd	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn Bhd	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and Employment service activities
YY Circle (AU) Pty Ltd	June 14, 2023	Australia	95%	Employment Placement and Recruitment Services

*	On May 1, 2024, YY Circle (AU) Pty Ltd became a majority owned subsidiary by our group, with a remaining 5% of the company owned by Andrew Dvash.

D. Property, Plant and Equipment

We do not own any real property. A description of our leased real properties is below:

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051	Office	March 1, 2024 to February 1, 2029	Hong Ye (SG)	S$24,480 per month[1]	4,080 Sq ft
47 Marine Crescent, #03-66, Singapore 440047	Residential	September 1, 2022 to September 16, 2024	Hong Ye (SG)	S$2,200 per month	700 Sq ft
2 Jalan Lokam, #04-25, Singapore 537846	Residential	October 1, 2022 to September 30, 2024	Hong Ye (SG)	S$3,500 per month	600 Sq ft

(1)	Monthly rental of S$24,480 per month for the period March 1, 2024 to February 28, 2027, S$26,928 per month for the period March 1, 2027 to February 29, 2028 and S$29,620.80 for the period March 1, 2028 to February 28, 2029.

Our leased properties consist of office and residential premises, all of which are leased from independent third parties except for the property located at 2 Jalan Lokam, #04-25 Singapore 537846, which is leased from Zhang Fan, a principal shareholder of our Company, and the wife of Mr. Fu Xiaowei, our Chairman, Executive Director and Chief Executive Officer. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our group’s future needs.

Intellectual Property

Our Group’s intellectual property rights are important to our business. As of the date of this annual report, the Group has registered the following trademarks, out of which the first listed trademark entitled “YY Circle Flexi Job” is the most important to our business. We have registered other trademarks in anticipation of them being complementary to the business operations, and are not currently material to our business:

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	Hong Ye (SG)	40201925106R	Class 42(1)	November 19, 2019	November 19, 2029
	Singapore	Hong Ye (SG)	40201914798T	Class 42	July 8, 2019	July 8, 2029
	Singapore	Hong Ye (SG)	40201810177Y	Class 42, 43(2)	May 31, 2018	May 31, 2028
	Singapore	Hong Ye (SG)	40201810174P	Class 35(3)	May 31, 2018	May 31, 2028

Our Group operates two smart applications, namely:

●	the YY Smart iClean app, which provides an overview of the cleaning business such as payroll and human resources allowing for remote supervision; and

●	the YY App, which serves as a jobs portal for matching part-time and full-time job seekers to companies, while also acting as an e-payment platform.

The two apps presently do not comprise registered intellectual property rights, and form part of our Group’s trade secrets which are protected by confidentiality provisions entered into by our Group. Our Group uses source code from open-source software which we have licensed from third parties, to develop and update the apps, and this allows us to modify existing the code and share it in the form of the smart applications. For further details, please refer to the section titled “Risks related to Our Business and Industry - We utilize open-source software in certain aspects of our technologies”.

Notes:

(1)	Class 42: Scientific and technological services and research and design relating thereto; industrial analysis, industrial research and industrial design services; quality control and authentication services; design and development of computer hardware and software

(2)	Class 43: Services for providing food and drink; temporary accommodation

(3)	Class 35: Services for advertising, business management, administration, and office functions.

We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this form 20-F. This discussion and analysis and other parts of this form 20-F. contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this form 20-F. You should carefully read the “Risk Factors” section of this form 20-F. to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

5.A. Operating Results.

Overview

We are a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services founded in Singapore. Through our subsidiaries, we provide enterprise manpower outsourcing and smart cleaning services in Singapore and Malaysia.

Since our inception in 2010, we have established ourselves as one of the most trusted and experienced manpower suppliers in traditional recruitment industry. In June 2019, we digitalized our traditional staffing processes by introducing our proprietary technology innovation of an online marketplace for manpower outsourcing, the YY Circle Super App (“YY App”). Our manpower outsourcing service segment is anchored by the YY App, which is a one-stop intelligent manpower outsourcing platform that simplifies and streamlines the staffing process for our customers. Our platform supports a growing online community and network of users looking for both part-time and full-time work from our customers that come from a broad range of industries including hotels, food and beverage, and private clubs.

As of December 31, 2023, we have a total of 237 customers, with 91 customers in cleaning services business and 146 customers in the manpower outsourcing business. For YY App, we recorded 424,357 downloads, and 143,831 total active users by December 31, 2023, increasing from 328,468 downloads and 96,676 total active users recorded as of December 31, 2022. The daily, weekly, and monthly active users as of December 31, 2023 were 1,474, 3,863 and 10,444 respectively, and we have conversion and average retention rates of approximately 7.76% and 42.52% respectively. The conversion rate is calculated by dividing the total number of registrations from the total number of downloads. The retention rate is calculated by dividing the total number of active users by the total number of registrations. The total number of man hours deployed approximated 6 million hours. We believe that our diverse range of listings and comprehensive range of man-power related services provides an effective channel for customers to market their job openings and for our users to find work arrangements that complement their schedules and provide them a reliable source of income.

In 2018, to complement our manpower outsourcing business segment, we established our professional cleaning business, serving a broad base of customers including food and beverage outlets, luxury shopping malls and 4–5-star hotels. We provide professional cleaning and janitorial services that are fully customizable to meet the specific requirements of our customers and regulators. Our range of services includes commercial cleaning for offices and schools, hospitality cleaning for hotels and shopping centers, industrial cleaning, facade cleaning, disinfection services, stewarding services for Meetings, Incentives, Conferences, and Exhibitions (“MICE”) and banquets, and pest control services. In addition, we offer cleaning robots and machines to enhance our cleaning performance by deploying them at designated premises. The cleaning services segment of our business is complemented by our YY Smart iClean App, which is an innovative smart toilet central management platform integrated with automated sensors and Internet of Things (“IoT”) devices that allows our customers to improve productivity, manage resources efficiently, and enjoy significant cost savings. The IoT technology provides real-time data insights, allowing our customers to track the usage of toilets and monitor the cleaning progress of our staff, ensuring the highest level of quality and efficiency in our services. As of December 31, 2023, we have 737 active cleaners available to service our customers based on the existing cleaning engagements.

Since our inception, our business has generated significant growth in revenue and profits. Our revenue increased from $17,460,773 for the year ended December 31, 2021, to $20,022,529 for the year ended December 31, 2022, representing an increase of $2,561,756 or approximately 14.7%. Our cost of revenue increased from $15,162,385 for the year ended December 31, 2021 to $17,450,131 for the year ended December 31, 2022, representing an increase of $2,287,746 or approximately 15.1%. Our profit for the year increased from $362,860 for the year ended December 31, 2021, to $761,340 for the year ended December 31, 2022, representing an increase of $398,480 or approximately 109.8%.

Our revenue increased from $20,022,529 for the year ended December 31, 2022, to $31,772,286 for the year ended December 31, 2023, representing an increase of $11,749,757 or approximately 58.7%. Our cost of revenue increased from $17,450,131 for the year ended December 31, 2022 to $28,120,506 for the year ended December 31, 2023, representing an increase of $10,670,375 or approximately 61.1%. Our profit for the year increased from $761,340 for the year ended December 31, 2022, to $864,037 for the year ended December 31, 2023, representing an increase of $102,697 or approximately 13.5%.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

Our ability to attract and engage customers

Our financial conditions and results of operations depend on our ability to attract new customers and actively engage existing customers. Additionally, our industry is highly competitive and rapidly innovating, and we compete on various factors, such as pricing, quality of services and outcomes, and track record. We believe that with our proven track record in delivering results and our proprietary technology in the YY App and the YY Smart iClean App which we seek to continuously enhance and improve their ease of use, functionality and features, we will be able to maintain our competitiveness and meet our customers’ requirements, retain and expand business with existing customers, and attract new customers. However, if we fail to keep up with timely innovation to enhance or improve the functionality, effectiveness and features of our existing technologies or meet our customers’ requirements and expectations, we might not be able to attract new customers or expand our business effectively, which may materially and adversely impact our business and results of operations.

We generally depend on labour and our supply of workers may be affected by various factors

The provision of manpower outsourcing and cleaning services is labour intensive and has a high turnover rate. We may experience shortage of manpower from time to time due to several factors affecting our labour supply, which include tighter government regulation pertaining to our ability to hire workers from overseas jurisdiction. Additionally, cleaning services tend to be less popular among local workers and the industry generally suffers from a high turnover rate as workers may choose to work for other companies for reasons such as proximity of work location to their place of residence. While our workforce is currently adequate for our scale of operations, we may not be successful in retaining and attracting labour or managing the cost of labour effectively in the future to meet the growth in our business, which may result in our business and results of operations being materially and adversely impacted.

We are subject to various laws, regulations and policies implemented by the governments and regulatory authorities

Our business is subject to extensive government regulations including, but not limited to, the conditions of applicable licenses, laws, regulations, codes of practice, standards of compliance and other regulatory requirements or guidelines. Compliance with these laws, regulations and policies can be administratively tedious and costly, impose limitations on our business and operations, and potentially restrict our ability to develop our business. Introduction of or changes in laws, regulations or policies affecting our industry, such as restrictions on hiring foreign workers, may impede our ability to source for foreign workers as part of our labour supply. Legal or regulatory changes such as additional licensing or tax requirements could increase our operating cost and reduce our earnings. Any failure to comply with any new laws or regulations may result in fines or penalties against us and may require us to cease our business in whole or in part. Further, there is no assurance that we will be able to pass on any increase in costs of complying with such amended or new government laws, regulations, or policies to our customers, which may result in our business and results and operations being materially and adversely impacted.

Our ability to successfully implement our business strategies and/or future plans

We intend to strengthen our market position in the SEA region, expand the scope of our service offerings, engage in strategic joint venture partnerships, and invest further in our technology suite including the YY App. The success and viability of our business strategies and future plans are dependent on our ability to obtain the proper financing, favorable market conditions, and hire and retain skilled employees and professionals. While we have planned such expansion based on our outlook regarding our business prospects and consideration for the aforementioned factors, there is no assurance that such expansion plans will be successful. Further, there is no assurance that our planned investments in Research and Development (“R&D”) and enhancement of our existing technologies will be successful and allow us to compete effectively, or that products and services developed by others will not render our offerings non-competitive or obsolete. If we do not achieve the desired outcome from our implementation of our business expansion and technological investments, our business, financial conditions and results of operations may be materially and adversely affected.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or other infectious diseases.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or any other infectious disease. Since early 2020, the ongoing COVID-19 pandemic has caused significant disruption to the economics of the markets we operate in. Our business and operations depend on labour and the supply of workers was impacted by the strict travel and movement restrictions imposed by the Singapore government. In particular, our manpower outsourcing segment was significantly impacted during the year 2020 as demand from our key customers, mainly in the hospitality sector, fell drastically due to lower occupancy rates in hotels which in turn, materially diminish their requirements for any additional manpower supports. However, under the leadership of our Management, we managed to successfully grow our cleaning services and gained market share as there was a significant increase in demand driven by the increased need for frequency of cleaning, sanitization and disinfection services. For the years ended December 31, 2022 and 2021, our business continued growth in both cleaning and manpower outsourcing services, with the latter recovering alongside the re-opening of the economies and easing of COVID-related restrictions in the markets we operate in. Additionally, we also received financial support amounting to $1,952,418 and $996,026 from the Singapore government a under the Job Support Scheme and Jobs Growth Incentives to alleviate the pandemic impact on businesses during the financial years ended 2022 and 2021 respectively. For the year ended December 31, 2023, our business demonstrated resilience after CONVID-19 pandemic, we embraced remote work and digitalization to adapt to the new normal, it allowed business to continue operations while ensuring the safety of employees and maintaining productivity. We received a balance of $ 1,207,154 as financial support from Singapore government a under the Job Growth Incentives

Results of Operations

For the year ended December 31, 2023, 2022 and 2021

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenue.

	For the years ended December 31,
	2023		2022		2021
	USD	% of revenue	USD	% of revenue	USD	% of revenue
Revenue	31,772,286	100.0%	20,022,529	100.0%	17,460,773	100.0%
Cost of sales	(28,120,506)	(88.5)%	(17,450,131)	(87.2)%	(15,162,385)	(86.8)%
Gross profit	3,651,780	11.5%	2,572,398	12.8%	2,298,388	13.2%

Other income	1,830,899	5.8%	1,952,420	9.8%	996,093	5.7%
Selling and marketing expenses	(191,582)	(0.6)%	(325,678)	(1.6)%	(189,142)	(1.1)%
Administrative expenses	(3,846,367)	(12.1)%	(2,909,167)	(14.5)%	(2,577,199)	(14.8)%
Other expenses	(27,781)	(0.1)%	(57,113)	(0.3)%	(10,380)	(0.1)%
Operating profit	1,416,949	4.5%	1,232,860	6.2%	517,760	2.9%

Finance cost	(328,610)	(1.0)%	(329,370)	(1.6)%	(169,608)	(1.0)%

Profit before tax	1,088,339	3.5%	903,490	4.6%	348,152	1.9%
Income tax expenses (benefit)	224,302	0.7%	142,150	0.7%	(14,708)	(0.1)%
Profit for the year	864,037	2.8%	761,340	3.9%	362,860	2.0%

The following table sets forth our revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2023		2022		2021
	USD	% of revenue	USD	% of revenue	USD	% of revenue
Cleaning	18,565,897	58.4%	13,221,770	66.0%	12,458,390	71.4%
Manpower	13,206,389	41.6%	6,800,759	34.0%	5,002,383	28.6%
Total revenue	31,772,286	100%	20,022,529	100%	17,460,773	100.0%

The following table sets forth our cost of revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2023		2022		2021
	USD	% of revenue	USD	% of revenue	USD	% of revenue
Cleaning	(17,156,622)	(54.0)%	(11,899,993)	(59.4)%	(11,396,564)	(65.3)%
Manpower	(10,963,884)	(34.5)%	(5,550,138)	(27.7)%	(3,765,821)	(21.6)%
Total cost of revenue	(28,120,506)	(88.5)%	(17,450,131)	(87.2)%	(15,162,385)	(86.8)%

The following table sets forth the breakdown for our other income for the periods indicated.

	For the years ended December 31,
	2023	2022	2021
	USD	USD	USD
Government grants	1,207,154	1,952,418	996,026
Other operating income	455,943	-	-
Others	167,802	2	67
Total other income	1,830,899	1,952,420	996,093

Comparison of Years Ended December 31, 2023 and 2022

Revenue

We generate revenue primarily from (i) cleaning services, and (ii) manpower outsourcing services. Cleaning services include professional cleaning and janitorial services provided to our customers. Manpower outsourcing services consist of sourcing of casual labor to meet our customers’ needs mainly via the YY App. Our total revenues increased by $11,749,757 or approximately 58.7%, from $20,022,259 for the year ended December 31, 2022, to $31,772,286 for the year ended December 31, 2023.

During the years ended December 31, 2023 and 2022, cleaning services accounted for approximately 58.4% and 66.0% of the total revenue, respectively, while manpower outsourcing services accounted for approximately 41.6% and 34.0% of the total revenue, respectively. Total revenue increased by 58.7%, from $20,022,529 for the year ended December 31, 2022, to $31,772,286 for the year ended December 31, 2023, due to an approximately 40.4% increase in cleaning services from $13,221,770 for the year ended December 31, 2022, to $18,565,897 for the year ended December 31, 2023, and an approximately 94.2% increase in manpower outsourcing services from $6,800,759 for the year ended December 31, 2022 to $13,206,389 for the year ended December 31, 2023. Total revenue for the year ended December 31, 2023 reflects a positive currency translation impact of $870,789. Revenue from cleaning services increased by approximately 40.4% due to higher demand by our customers in the hospitality and public sectors after the COVID-19 pandemic. Revenue from manpower outsourcing services increased significantly by approximately 94.2%, primarily due to the increase in demand of manpower service in both Singapore and Malaysia market, revenue increased $6,405,630 compared with December 31, 2022, an approximately 62.4% increase in Singapore market and 37.6% increase in Malaysia market.

Cost of revenue

The cost of revenue primarily consists of cleaning material cost, repair and maintenance cost, labor cost and logistics costs. Cleaning material, repair and maintenance of cleaning machinery, labor and logistics costs are directly associated with our provision of cleaning services, while labor cost is mainly associated with our provision of manpower outsourcing services. The total cost of revenue increased by $10,670,375, or 61.1%, from $17,450,131 for the year ended December 31, 2022, to $28,120,506 for the year ended December 31, 2023.

The approximately 61.1% overall increase in cost of revenue is primarily driven by an increase in manpower cost incurred in both cleaning services and manpower outsourcing services, primarily due to an increase in hourly charging rate of casual labors, increase in customers demand and orders fulfilled as a result of expansion of business. This was consistent with the increase of revenue during the year.

Gross profit

For the years ended December 31, 2023 and 2022, our gross profit was $3,651,780 and $2,572,398, respectively, and our gross profit margins were approximately and 11.5% and 12.8%, respectively. Our gross profit increased by $1,079,382, or approximately 42.0% primarily due to the increase in gross profit from both cleaning and manpower services. Our gross profit margin deteriorated by approximately 1.3% primarily due to an increase in cost of the cleaning staffs and hourly charging rate for the casual labor, where as our service charges to our customers did not increase to the same extent as the cost increase over the same period, as we balanced the decision to pass on the cost increase to our customers and the opportunity to secure contracts with our customers that were seeing strong recovery in their business due to easing of COVID-19 restrictions.

Other income

Other income primarily consisted of government grants. Other income decreased by $121,521, or approximately 6.2%, from $1,952,420 for the year ended December 31, 2022, to $1,830,899 for the year ended December 31, 2023. The decrease was mainly due to a decrease in government grant received due to reduced support provided by the Singapore Government under the Jobs Growth Incentives from $1,952,418 for the year ended December 31, 2022 to $1,207,154 for the year ended December 31, 2023 as a result of reduced negative impact from COVID-19 pandemic. Other income of $455,943 and $167,802, were related to a license fee charge to YY Circle (Thailand) Ltd and YY Circle (HK) Pte Ltd and fine form staff’s absence, which was not the case for the year ended December 31, 2022.

Selling and marketing expenses

Selling and marketing expenses primarily include expenses related to advertising, marketing and branding activities. Selling and marketing expenses decreased by $134,096, or approximately 41.2%, from $325,678 for the year ended December 31, 2022, to $191,582 for the year ended December 31, 2023. The decrease was primarily due to the significant increase in total number of actives members through our YY Platform as the selling and marketing activities incurred during the year ended December 31, 2022 brought members to our YY Platform in the fiscal year 2023. While we did not invest more selling and marketing activities during the year ended December 31, 2023 as we focused on the initial public offering process and also put effort to optimize business processes .

General and administrative expenses

General and administrative expenses consisted primarily of salary and welfare expenses, rental expenses, depreciation, professional service fees, office expenses, transportation and other administrative expenses. General and administrative expenses increased by $937,200, or approximately 32.2%, from $2,909,167 for the year ended December 31, 2022, to $3,846,367 for the year ended December 31, 2023, mainly due to an increase in staff expenses resulted from increased number of employees and administrative expenses to support expanded business.

Other expenses

Other expenses primarily consisted of late charges and fines, loss on disposal of property and equipment. Other expenses decreased by $29,332, from $57,113 for the year ended December 31, 2022, to $27,781 for the year ended December 31, 2023. The decrease was mainly due to loss incurred on disposal on property and equipment, mainly computers hardware in 2022, but not for the year ended December 31, 2023.

Finance costs

Finance costs primarily consisted of accrued interest from guaranteed bank loans, convertible loan and hire purchase, interest expenses from lease liabilities and interest expenses on account receivables factoring. Finance costs decreased by $760, or approximately 0.2% from $329,370 for the year ended December 31, 2022, to $328,610 for the year ended December 31, 2023, stayed at similar level.

Income tax expense

Our income tax expenses was $142,150 for the year ended December 31, 2022, while our income tax expense was $224,302 for the year ended December 31, 2023. We incurred higher income tax expense for the year 2023 due to better profit before tax earned by the Group in 2023.

Profit for the year

As a result of the foregoing, our profit for the year increased by $102,697, or approximately 13.5%, from $761,340 for the year ended December 31, 2022, to $864,037 for the year ended December 31, 2023.

Comparison of Years Ended December 31, 2022 and 2021

Revenue

We generate revenue primarily from (i) cleaning services, and (ii) manpower outsourcing services. Cleaning services include professional cleaning and janitorial services provided to our customers. Manpower outsourcing services consist of sourcing of casual labor to meet our customers’ needs mainly via the YY App. Total revenues increased by $2,561,756 or approximately 14.7%, from $17,460,773 for the year ended December 31, 2021, to $20,022,259 for the year ended December 31, 2022.

During the years ended December 31, 2022 and 2021, cleaning services accounted for approximately 66.0% and 71.4% of the total revenue, respectively, while manpower outsourcing services accounted for approximately 34.0% and 28.6% of the total revenue, respectively. Total revenue increased by 14.7%, from $17,460,773 for the year ended December 31, 2021, to $20,022,529 for the year ended December 31, 2022, due to an approximately 6.1% increase in cleaning services from $12,458,390 for the year ended December 31, 2021, to $13,221,770 for the year ended December 31, 2022, and an approximately 36.0% increase in manpower outsourcing services from $5,002,383 for the year ended December 31, 2021 to $6,800,759 for the year ended December 31, 2022. Total revenue for the year ended December 31, 2022 reflects a negative currency translation impact of $528,987. Revenue from cleaning services increased by approximately 6.1% due to higher demand by our customers in the hospitality and public sectors when the COVID-19 restrictions were lifted. Revenue from manpower outsourcing services increased significantly by approximately 36.0%, primarily due to an approximately 23.0% increase in average workday charge out rate for our casual workers mainly driven by the increase in demand of manpower supply, and an approximately 13.0% increase in hours worked by our casual workers in servicing the increase in demand from existing customers, expansion to new customers as well as the launch of our outsourcing services in Malaysia in August 2022, the latter which we expect to continue to ramp up next year.

Cost of revenue

The cost of revenue primarily consists of cleaning material cost, repair and maintenance cost, labor cost and logistics costs. Cleaning material, repair and maintenance of cleaning machinery, labor and logistics costs are directly associated with our provision of cleaning services, while labor cost is mainly associated with our provision of manpower outsourcing services. The total cost of revenue increased by $2,287,746, or 15.1%, from $15,162,385 for the year ended December 31, 2021, to $17,450,131 for the year ended December 31, 2022.

The approximately 15.1% overall increase in cost of revenue is primarily driven by an increase in manpower cost incurred in both cleaning services and manpower outsourcing services, primarily due to an increase in hourly charging rate of casual labors, increase in customers demand and orders fulfilled as a result of expansion of business, and partially offset by a positive currency translation impact of $461,025. This was consistent with the increase of revenue during the year. In addition, even as the COVID-19 pandemic situation improved in 2022, shortage in manpower in Singapore remained as the main challenge and therefore resulted in an increase in cost of the cleaning staffs and hourly charging rate for the casual labour, where cost of the hourly charging rate for the casual labour increased by approximately 38.0% for the year ended December 31, 2022. We expect such increase in manpower cost to be more muted especially as significant relaxation of border controls allow for more foreign workers to return to the Singapore workforce.

Gross profit

For the years ended December 31, 2022 and 2021, our gross profit was $2,572,398 and $2,298,388, respectively, and our gross profit margins were approximately and 12.8% and 13.2%, respectively. Our gross profit increased by $274,010, or approximately 11.9% primarily due to the increase in gross profit from both cleaning and manpower services. Our gross profit margin deteriorated by approximately 0.3%  primarily due to an increase in cost of the cleaning staffs and hourly charging rate for the casual labor, where as our service charges to our customers did not increase to the same extent as the cost increase over the same period, as we balanced the decision to pass on the cost increase to our customers and the opportunity to secure contracts with our customers that were seeing strong recovery in their business due to easing of COVID-19 restrictions.

Other income

Other income primarily consisted of government grants. Other income increased by $956,327, or approximately 96.0%, from $996,093 for the year ended December 31, 2021, to $1,952,420 for the year ended December 31, 2022. The increase was mainly due to an increase in government grant received due to further support provided by the Singapore Government under the Job Support Scheme to alleviate the persisting impact from COVID-19 and the new grant Jobs Growth Incentives. The last payout for Job Support Scheme by the Singapore government was on June 29, 2021 while the Jobs Growth Incentive started in March 2021 and is expected to end in the year of 2023. The amount of government grants received increased from $996,026 for the year ended December 31, 2021 to $1,952,418 for the year ended December 31, 2022.

Selling and marketing expenses

Selling and marketing expenses primarily include expenses related to advertising, marketing and branding activities. Selling and marketing expenses increased by $136,536, or approximately 72.2%, from $189,142 for the year ended December 31, 2021, to $325,678 for the year ended December 31, 2022. The increase was primarily due to an increase in marketing and branding activities, where we advertised our services in collaboration with taxi companies and launched mass marketing campaigns across major social media platforms.

General and administrative expenses

General and administrative expenses consisted primarily of salary and welfare expenses, rental expenses, depreciation, professional service fees, office expenses, transportation and other administrative expenses. General and administrative expenses increased by $331,968, or approximately 12.9%, from $2,577,199 for the year ended December 31, 2021, to $2,909,167 for the year ended December 31, 2022, mainly due to an increase in staff expenses resulted from increased number of employees and administrative expenses to support expanded business.

Other expenses

Other expenses primarily consisted of late charges and fines, loss on disposal of property and equipment. Other expenses increased by $46,733, from $10,380 for the year ended December 31, 2021, to $57,113 for the year ended December 31, 2022. The increase was mainly due to disposal on property and equipment, mainly computers hardware. As a result, we incurred one-time loss on disposal of $48,395 for the year ended December 31, 2022, which was not the case for prior year.

Finance costs

Finance costs primarily consisted of accrued interests from guaranteed bank loans, convertible loan and hire purchase, interest expenses from lease liabilities and interest expenses on account receivables factoring. Finance costs increased by $159,762, or approximately 94.2% from $169,608 for the year ended December 31, 2021, to $329,370 for the year ended December 31, 2022. The increase was mainly due to an increase in interest expenses accrued on trade receivables factoring from $104,590 for the year ended December 31, 2021 to $212,302 for the year ended December 31, 2022 as more trade receivable were under factoring program to meet the operational demand as well as the interest expenses accrued on the convertible loan increase from nil for the year ended December 31, 2021 to $44,002 for the year ended December 31, 2022.

Income tax (benefit) expense

Our income tax benefit was $14,708 for the year ended December 31, 2021, while our income tax expense was $142,150 for the year ended December 31, 2022. We incurred tax loss for the year 2021 which could be used to deduct the taxable income in following years, we incurred higher income tax expense for the year 2022 due to significantly profit before tax earned by a subsidiary in 2022 for the cleaning service.

Profit for the year

As a result of the foregoing, our profit for the year increased by $398,480, or approximately 109.8%, from $362,860 for the year ended December 31, 2021, to $761,340 for the year ended December 31, 2022.

5.B. Liquidity and Capital Resources.

The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of standby credit facilities. The Company finances its working capital requirements through a combination of funds generated from operations and bank borrowings. The directors are satisfied that funds are available to finance the operations of the Company.

As of December 31, 2022, our cash balances amounted to $161,022, and our current assets were $5,199,720, and our current liabilities were $3,514,823. For the year ended December 31, 2022, we generated operating profit and profit for the year of $1,232,860 and 761,340, respectively with net operating cash inflows of $935,273.

As of December 31, 2023, our cash balances amounted to $467,235, and our current assets were $10,203,641, and our current liabilities were $5,989,783, resulted in a positive working capital of $4,213,858. For the year ended December 31, 2023, we generated operating profit and net profit of $1,416,949 and $864,037, respectively with net operating cash inflows of $51,708.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

-	cash generated from our operations; and

-	other available sources of financing from banks and other financial institutions.

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our liquidity needs are to meet working capital requirements and operating expense obligations. To date, we have financed our operations by primarily relying on private financing through the issuance of convertible notes, the issuance of shares to new shareholders and   bank financing. For example, Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd issued convertible note as part of an equity fundraising round, for an aggregate amount of S$1,000,000 on February 23, 2022.

We have started to seek additional financing via debt financing from local banks and financial institutions to fund our ongoing operations. In 2023, we borrowed an aggregate of S$1,250,000 from five banks, with annual interest rates ranging from 7.75% to 10.38% and repayment periods of between three to five years. We intend to explore additional financing through commercial lending. However, the discussions with local banks and financial institutions are at the initial stages. As of the date of this prospectus, the Company has not entered into any new facility agreement with any such local banks or financial institutions.

Our financial statements appearing at the end of this prospectus have been prepared on the assumption that the Group will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. Our ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Group and repayment of the short-term debt facilities as and when they fall due.

We maintain sufficient cash, and internally generated cash from operations to finance their activities.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended December 31,
	2023	2022	2021
Operating activities	USD	USD	USD
Net cash provided by operating activities	51,708	935,273	424,079
Net cash used in investing activities	(224,185)	(112,113)	(241,167)
Net cash provided by (used in) financing activities	470,364	(726,335)	(180,125)
Effect of foreign exchange of cash	8,326	(1,796)	29,960
Net increase in cash	306,213	95,029	32,747
Cash balances at beginning of year	161,022	65,993	33,246
Cash balances at end of year	467,235	161,022	65,993

Operating Activities

For the year ended December 31, 2023, net cash provided by operating activities was $51,708, primarily resulted from our profit for the year of $864,037, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property and equipment and ROU asset of $288,557. Adjustments for non-operating items consisted of gain on lease termination of $860, net finance cost of $328,610 and income tax expenses of $224,302. Changes in operating assets and liabilities mainly included: (i) an increase in prepayment and other assets of $182,850; (ii) an increase in trade receivables of $1,636,577; (iii) an increase in trade and other payables of $879,705; and (iv) a decrease in amount due to related parties of $285,927. Cash used in operations mainly included: (i) interest payment of $308,651; (ii) income tax payment of $118,638.

For the year ended December 31, 2022, net cash provided by operating activities was $935,273, primarily resulted from our profit for the year of $761,340, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property and equipment and ROU asset of $340,558. Adjustments for non-operating items consisted of loss on disposal of property and equipment of $48,395, net finance cost of $329,370 and income tax expenses of $142,150. Changes in operating assets and liabilities mainly included: (i) an increase in prepayment and other current assets of $121,436; (ii) an increase in trade receivables of $192,652; (iii) a decrease in trade and other payables of $89,769; and (iv) a decrease in amount due to a related party of $22,083. Cash used in operations mainly included: (i) interest payment of $225,193; (ii) income tax payment of $75,736; and the Company received (i) income tax refund of $40,329 during the year ended December 31, 2022.

For the year ended December 31, 2021, net cash provided by operating activities was $424,079, primarily resulted from our profit for the year of $362,860, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property and equipment and ROU asset of $398,804. Adjustments for non-operating items consisted of net finance cost of $169,608 and income tax benefit of $14,708. Changes in operating assets and liabilities mainly included: (i) an increase in trade receivables of $1,475,163; and (ii) an increase in prepayment and other current assets of $3,776; and partially offset by (i) an increase in trade and other payables of $1,124,570; and (ii) an increase in amount due to a related party of $29,525. Cash used in operations mainly included: (i) interest payment of $160,400; (ii) income tax payment of $24,614; and the Company received (i) income tax refund of $17,373 during the year ended December 31, 2021.

Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was $224,185, which was primarily consisted of purchase of property and equipment, mainly cleaning machinery and computers hardware.

For the year ended December 31, 2022, net cash used in investing activities was $112,113, which was primarily consisted of purchase of property and equipment, mainly cleaning machinery and computers hardware.

For the year ended December 31, 2021, net cash used in investing activities was $241,167, which was primarily consisted of purchase of property and equipment, mainly cleaning machinery and computers hardware.

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $470,364 which was primarily consisted of payment of shareholder loan of $1,146,464, repayment of guaranteed bank loans of $550,426 and payment of lease liability of $178,040 and repayment from a shareholder’s loan of $1,852,945, proceeds from guaranteed bank loans of $931,862 and payment of listing expenses of $439,513.

For the year ended December 31, 2022, net cash used in financing activities was $726,335 which was primarily consisted of payment of shareholder loan of $1,035,306, advancement of a related party loan of $25,167, repayment of guaranteed bank loans of $2,091,971 and payment of lease liability of $133,382 and partially offset by proceeds from issuance of ordinary shares of $212,450, proceeds from guaranteed bank loans of $1,603,768 and issuance of a convertible loan of $743,273.

For the year ended December 31, 2021, net cash used in financing activities was $180,125, which was primarily consisted of repayment of guaranteed bank loans of $897,813, payment of lease liabilities of $143,549 and advancement of a related party loan of $744, and partially offset by proceeds from guaranteed bank loans of $719,868 and repayment from shareholder loans of $142,113.

Contingencies

We may become subject to claims and assessments from time to time in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. As of December 31, 2023, 2022 and 2021, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Expenditures

We incurred capital expenditures of $112,113 and $241,167 for the years ended December 31, 2022 and 2021, and $224,185 for the year ended December 31, 2023, respectively, primarily driven by purchases of property and equipment.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

As of December 31, 2023

The following table sets forth certain contractual obligations as of December 31, 2023 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

For the years ended December 31,	2024	2025	2026	2027	2028	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2023
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed Bank loans	762,332	398,609	119,429	27,856	10,119	-	1,318,345	77,822	1,240,523
Trade and other liabilities	2,996,636	-	-	-	-	-	2,996,636	-	2,996,636
Lease obligation	74,536	14,014	1,544	-	-	-	90,094	5,772	84,322
Total contractual obligations	3,833,504	412,623	120,973	27,856	10,119	-	4,405,075	83,594	4,321,481

As of December 31, 2022

The following table sets forth certain contractual obligations as of December 31, 2022 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

For the year ending December 31,	2023	2024	2025	2026	2027	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2022
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed bank loans	355,248	335,618	180,372	-	-	-	871,238	35,230	836,008
Convertible loan	-	736,129	-	-	-	-	736,129	-	736,129
Trade and other payables	2,013,743	-	-	-	-	-	2,013,743	-	2,013,743
Lease obligation	154,517	59,767	12,452	1,507	-	-	228,243	8,874	219,369
Total contractual obligations	2,523,508	1,131,514	192,824	1,507	-	-	3,849,353	44,104	3,805,249

Quantitative and Qualitative Disclosures About Market Risks

For the years ended December 31, 2023 and 2022

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk and foreign currency risk.

For the years ended December 31, 2022 and 2021

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk and foreign currency risk. See Note 19 to our consolidated financial statements included elsewhere in this prospectus for further details.

Credit Risk

We are exposed to credit risk from our operating activities and from our financing activities, which arises principally from our trade receivables, prepayment and other currents assets, amount due from a shareholder and cash. With respect to trade receivables and prepayment and other current assets, we are not exposed to a major default risk from a single customer, and we actively monitor and manage credit risk by performing credit checks and optimizing the payment and collection process. With respect to our amount due from a shareholder, we closely monitor and keep evaluating our related exposure to credit risk, and such efforts begin with initial loan release and continue through to full repayment of the loan. With respect to the cash, we place substantially all of our cash with financial institutions with high credit ratings and quality in Singapore. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions, trade receivable factoring agent and related parties to obtain short-term funding to meet the liquidity shortage.

Translation exposure

We are exposed to foreign exchange rate fluctuations as we translate the financial statements of our subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our subsidiaries into U.S. dollars would result in a gain or loss recorded as a component of other comprehensive income (loss).

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.

5.D. Trend Information.

Market Trend Analysis

Cleaning Services

Increased adoption of outcome-based contracting (OBC): OBC is an agreement made between a supplier or service provider, where specific goals must be achieved, and payment is only made when those objectives are met. It is an initiative spearheaded by the National Environment Agency (NEA) that could enhance cleaning services by harnessing innovative solutions i.e., the implementation of IoT sensors in toilets. Increased adoption of outcome-based contracting increases the likelihood that high-quality execution is met through a strict criterion for cleaning service providers, and this will force cleaning service providers to continuously seek ways to take up new technology to automate systems and processes. Comprehensive training sessions can be followed to encourage workers to be more competent resulting in more efficient allocation of resources to raise productivity levels.14  There are several other long-term benefits, such as improved productivity and manpower optimization, high cleanliness standards, reduced impact to cleaning costs and the amalgamation of multiple conservancy-related contracts into a single contract.15  This will shift the industry away from the traditional headcount-based contracting model (that is less sustainable and feasible) to a technology-centric outcome-based contracting model as more customers would prefer to improve productivity and enhance processes to deliver desired outcomes when it comes to cleaning services.

Transformation through innovation and widespread technology adoption: Cleaning companies together with the Singapore government have been finding new creative ways to harness the power of Internet of Things (IoT) to offer business intelligence for increased productivity and are expected to be the driving force in the cleaning services market. Ability to track data points with connected and integrated cleaning and maintenance applications combined with data from other IoT-enabled devices would facilitate trend identification enabling companies to better plan its resources more intelligently.16  Service providers who can offer a range of cleaning services with technology and innovations as value-added services, would therefore experience growth.

Increasing awareness on the adoption of good personal and environmental hygiene habits: According to a Public Cleanliness Satisfaction Survey 2022 by Singapore Management University (SMU), the majority of respondents acknowledge the importance of promoting cleanliness in public areas and believe that both the community and individuals should be motivated to do so. Nonetheless, it appears that there is a deep-rooted dependency on cleaning services, and a smaller number of respondents are inclined to assume personal accountability for maintaining cleanliness in public spaces, particularly when they have the option to delegate these duties to professional cleaners. This survey indicates that Singaporeans have higher awareness of public hygiene and at the same time have increased reliance towards cleaning services, driving the demand for professional cleaning services in commercial and residential areas.17

[14]	https://www.wsg.gov.sg/docs/default-source/content/2_industry-transformation-report_cleaning_final-2.pdf?sfvrsn=36fbc12e_1

[15]	https://www.channelnewsasia.com/advertorial/smarter-tech-based-contracting-cleaning-efficiency-and-cost-reduction-2537786

[16]	https://www.wsg.gov.sg/docs/default-source/content/2_industry-transformation-report_cleaning_final-2.pdf?sfvrsn=36fbc12e_1

[17]	https://news.smu.edu.sg/news/2023/04/03/satisfaction-public-cleanliness-singapore-still-high-greater-public-participation

Growing number of commercial and residential buildings: Along with the growing national economy, the number of commercial and residential buildings being built has seen an increasing trend in Singapore. The Building and Construction Authority (BCA) forecasts that the total construction demand for 2023, which refers to the value of construction contracts to be awarded, will fall within the range of S$27 billion to S$32 billion. The public sector is expected to account for approximately 60% of the overall construction demand, ranging from S$16 billion to S$19 billion. This is supported by a robust pipeline of public housing projects, as the Housing Development Board (HDB) increases the supply of Build-To-Order (BTO) flats. The demand for industrial and institutional building construction is also anticipated to contribute significantly to the public sector, with an emphasis on projects such as water treatment plants, educational buildings, and community clubs. The civil engineering construction demand is predicted to remain strong, driven by the ongoing construction of MRT lines and other infrastructure projects. In 2023, the private sector’s construction demand is projected to be between S$11 billion and S$13 billion, similar to the figures observed in 2022. Both residential and industrial building construction demand are expected to be at a similar level as the previous year, as new condominiums and high-specification industrial buildings continue to be developed. Additionally, there is an anticipated increase in commercial building demand due to the rescheduling of certain major projects from 2022 to 2023 and the redevelopment of old commercial properties to enhance their asset values. BCA anticipates that over the medium-term, the total construction demand will range between S$25 billion and S$32 billion per year from 2024 to 2027. During this period, the public sector will remain the primary driver of demand and is projected to contribute between S$14 billion and S$18 billion annually. Building projects will make up around 60% of this demand, while civil engineering works will account for the remaining portion. Apart from public housing developments, the public sector’s construction demand over the medium-term will be supported by various significant projects, including MRT initiatives such as the Cross Island Line (Phases 2 & 3), the Downtown Line Extension to Sungei Kadut and Brickland North South Line station, the Toa Payoh Integrated Development, and the Woodlands Checkpoint redevelopment. The growing number of residential and commercial buildings has driven the demand for cleaning services.18

Supporting government policies to accelerate the need for quality cleaning services:

(i) Launched in 2017, the Innovating and Curating Better Automation and Technologies for Environmental Services (INCUBATE) Partnership Programme is a key initiative by the NEA to transform Singapore’s environmental services (ES) industry. It aims to drive innovation, promote greater adoption of technology, improve skills, raise productivity, and allow the firms in the ES industry to better seize opportunities overseas.19

(ii) Since the end of January 2020, NEA has stepped up the inspection of public toilets, and hygiene gaps like inadequate or missing soap lotion have been found and fixed. Also, since early February 2020, cleaning of public places with high human traffic has also been stepped-up. For example, table-tops and toilets in hawker centers are cleaned as regularly as every two hours and contact surfaces of rubbish bins in high footfall public areas are being wiped-down every day. At the same time, NEA has also increased its enforcement against public hygiene offenses, like spitting and littering.20

[18]	https://www1.bca.gov.sg/about-us/news-and-publications/media-releases/2023/01/12/singapore’s-construction-demand-to-remain-strong-in-2023

[19]	https://www.straitstimes.com/singapore/environment/cleaning-transformed-through-technology

[20]	https://www.nea.gov.sg/media/news/news/index/sg-clean-campaign-launched-to-rally-public-and-businesses-to-work-together-to-keep-singapore-clean

(iii) Other government initiatives include a voluntary accreditation scheme introduced by NEA where cleaning companies are recognized when they demonstrate high service standards. To further support these companies in meeting the standards, the National Trades Union Congress (NTUC) has a S$2.5 million automation and mechanization grant scheme to interest cleaning Service Providers in accreditation through the use of subsidies for the purchase of equipment.21

(iv) The other program which has been in the sector for several years is the Enhanced Green Mark accreditation. This program helps cleaning companies to put in place appropriate structures and systems. Productivity can be optimized through redesigning of work, automation, and mechanization. Under this program, 50% or 75% of cleaners, team leaders and supervisors need to be trained in any two modules to be eligible for the Silver and Gold award respectively.22

(v) The Environmental Public Health Amendment Bill, introduced in Parliament on 9 January 2023, has proposed revisions to the Cleaning Business License Regulatory Framework in a bid to drive capabilities and raise public health standards of cleaning businesses. The existing framework, which was introduced in September 2014, only provides for one type of cleaning business license. However, the revised framework, which is intended to come into force from 1 January 2024, will provide for three different classes of cleaning business licenses, which will be valid for two years. This revised framework is therefore intended to facilitate the transformation of the cleaning sector, to increase competencies, foster a proactive productivity culture, develop a skilled and resilient workforce, and create better employment opportunities.23

Accordingly, the grants, subsidies and other government initiatives orchestrated by the COVID-19 pandemic have accelerated and highlighted the need for quality cleaning services and the digitalization of cleaning businesses through the increased adoption of technology.

Manpower Outsourcing

Wide adoption of E-recruitment by both large and small-sized companies: Instead of using traditional method recruitment (i.e., newspaper advertisement), many companies now choose to utilize e-recruitment platforms to post jobs and accept resumes on the internet, and conduct recruitment procedures with the shortlisted candidates through email. The reasons that companies prefer to use E-recruitment are the value-added services provided by the job sites, cost effectiveness, speed, providing customized solutions, helping to establish relationships with HR managers and facilitating brand building of the companies.24  The innovative technology has transformed the labor market from traditional to digital, a shift embraced by both companies and job seekers.

Increasing number of job seekers: With the economic slowdown and the looming recession being the primary concern for many companies, the labor market has been significantly affected. Nearly 97% of surveyed companies expect continued inflationary pressure in 2023 and companies expressed that manpower issues are a big concern.25  According to a report by Singapore Business Review, over half (68%) of C-suite executives in Singapore stated that their companies are highly likely to reduce staff in areas such as HR, Operations, Finance, Sales and Marketing in 2023.26  Hence, the state of the economy indirectly contributes to increased unemployment rates, leading to a higher number of job seekers relying on job seeking platforms to secure new employment opportunities.

[21]	https://www.wsg.gov.sg/docs/default-source/content/2_industry-transformation-report_cleaning_final-2.pdf?sfvrsn=36fbc12e_1

[22]	https://www.wsg.gov.sg/docs/default-source/content/2_industry-transformation-report_cleaning_final-2.pdf?sfvrsn=36fbc12e_1

[23]	https://www.nea.gov.sg/our-services/public-cleanliness/cleaning-industry/cleaning-business-licence

[24]	https://core.ac.uk/download/pdf/234627826.pdf

[25]	https://www.straitstimes.com/business/businesses-identify-manpower-and-increased-costs-as-core-challenges-for-2023

[26]	https://sbr.com.sg/information-technology/news/over-6-in-10-companies-plan-reduce-staff-in-2023-economic-recession

Growing number of freelancers and self-employed persons: The more freelancers and self-employed indicates a growing pool of potential users for job seeking platforms. According to the 2020 edition of the Comprehensive Labor Force Survey, the number of own account workers such as freelancers, was reported to be around 228,200, which is an increase from the figure of 211,000 in the 2019 edition of the same survey.27  Furthermore, the MOM’s Comprehensive Labor Force Survey 2020 stated that the percentage of self-employed persons who hired employees to help run the business in Singapore increased from 13.5% of the resident workforce in June 2019 to 14.7% in June 2020.28  Additionally, according to the economic statistics platform Trading Economics, the percentage of self-employed individuals was reported to be 12.55% in 2021.29  Therefore, the growing number of freelancers and self-employed persons serves as a catalyst for increased traffic on job seeking platforms.

Talent shortage: Despite the pressure of high inflation leading companies to reduce staff and control manpower cost, employers continue to face a talent shortage issue, indicating a demand-supply imbalance in the labor market. According to a survey conducted by Manpower Group, global talent shortages reached a 16-year-high, with 75% of employers reporting difficulty in finding the right talent. Across various sectors such as marketing, transport to trade, employers struggle to find the people with the ideal combination of technical skills and human strengths. The survey identified the top five in-demand roles are IT, operations and logistics, sales and marketing, manufacturing and production and customer facing and front office respectively. The preference for these roles reinforces the idea that the future lies in the hands of those who possess the necessary talents, as these professions are highly sought after worldwide. Additionally, employers place significant importance on soft skills, with the top five soft skills being critical thinking and analysis skills, creativity and originality skills, resilience and adaptability skills, leadership and social influence skills and reasoning and problem-solving skills.30  This market condition presents an opportunity for manpower outsourcing services to thrive, as their role involves matching job seekers with employers.

Market Challenge Analysis

Immediate staffing challenges and opportunities: For employers in Singapore who are hiring or intending to hire new talent, four in five (78%) are facing a challenge in filling job roles due to a lack of talent with relevant skill sets.31  This business need drives the demand for our services as a third-party staffing platform with the expertise in data analytics to serve and solve our customers’ staffing needs in a timely manner.

Difficult to evaluate effectiveness: Evaluating the effectiveness of multiple internet recruitment strategies can pose challenges. Opting for a basic service may leave you without any measurable metrics to analyze your postings and make necessary adjustments. Moreover, improper search engine optimization can result in job posts getting lost, depriving them of the necessary visibility and exposure.32

Adapting to changing market conditions: The recruitment process is constantly evolving by embracing digitalization. It generates additional workload for HR personnel, who are now required to review a large volume of resumes, manage an increased influx of emails, and invest in costly software to effectively track the numerous applications.33

[27]	https://stats.mom.gov.sg/iMAS_PdfLibrary/mrsd_2020LaborForce_survey_findings.pdf

[28]	https://stats.mom.gov.sg/iMAS_PdfLibrary/mrsd_2020LaborForce_survey_findings.pdf

[29]	https://tradingeconomics.com/singapore/self-employed-total-percent-of-total-employed-wb-data.html

[30]	https://go.manpowergroup.com/hubfs/Talent%20Shortage%202022/MPG_2022_TS_Infographic-Singapore.pdf

[31]	NTUC (National Trades Union Congress) LearningHub’s Emerging Jobs and Skills Report. https://www.ntuclearninghub.com/en-US/emerging-jobs-and-skills-2022 Industry clusters facing a greater talent crunch are modern services (87%), manufacturing (83%) and essential domestic services (80%). These include roles in information and communications technology (ICT) and media, energy and chemicals, and healthcare respectively.

[32]	https://www.jetir.org/papers/JETIR1906N06.pdf

[33]	https://core.ac.uk/download/pdf/234627826.pdf

Ensuring quality of talent: One of the biggest challenges faced by online staffing platforms is ensuring the quality of talent that is available on the platform. Online interactions do not allow employers to accurately assess the candidates’ personalities due to the absence of face-to-face interaction. If a candidate turns out to be significantly different from what was initially expected during the interview, it results in a complete waste of time for employers who then have to restart the entire hiring process.34

Balancing supply and demand: Manpower outsourcing platform applications need to ensure a balance between the supply and demand of talent. There must be enough workers available to meet the needs of customers, while also ensuring that there is enough demand to keep workers engaged.35

Maintaining quality standards: Manpower outsourcing companies need to maintain high-quality standards in their services to ensure customer satisfaction and retain business. This can be challenging, particularly if the company operates in multiple locations or sectors.

Managing worker satisfaction: Online staffing platforms need to manage worker satisfaction and engagement to ensure they continue to use the platform. This includes providing fair compensation, job security, and opportunities for career growth.

Ensuring compliance with labor laws: Manpower outsourcing platform applications must comply with a range of labor laws, regulations, and standards that can vary from region to region. Ensuring compliance with these laws can be daunting, specifically if the company operates in multiple jurisdictions.

Maintaining a user-friendly interface: Online staffing platforms need to maintain a user-friendly interface to ensure that both customers and workers can easily navigate and use the platform. This includes providing clear job descriptions, easy communication channels, and user-friendly payment processes.

Ensuring data privacy and security: Manpower outsourcing platform applications need to ensure the privacy and security of user data, including personal information and payment details. This requires robust data protection measures and compliance with relevant data privacy laws.

5.E. Critical Accounting Estimates.

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standard (“IFRS”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following accounting estimates are critical to our business operations and understanding our consolidated financial results.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries to the extent that we are able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which we expect, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in our Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

In determining the amount of current and deferred tax, we take into account the impact of uncertain tax positions and whether additional taxes and interest may be due. We believe that its accruals for income tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes us to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact income tax expense in the period that such a determination is made.

Expected credit losses for the non-derivative financial assets

We recognize loss allowances for expected credit loss on financial assets measured at amortized cost.

Loss allowances are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.

Simplified approach

We apply the simplified approach to provide for ECLs for all non-derivative financial assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

Measurement of ECLs

ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, we assess whether financial assets carried at amortized cost and debt investments at FVOCI are ‘credit-impaired’. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default or being more than 90 days past due;

●	the restructuring of a loan or advance by us on terms that we would not consider otherwise;

●	it is probable that the borrower will enter bankruptcy or another financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when we determine that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with our procedures for recovery of amounts due.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. However, we have not early adopted the new or amended standards in preparing these consolidated financial statements. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on our consolidated financial statements.

●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

●	Lease Liability in a Sales and Leaseback (Amendments to IFRS 16)

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

●	Lack of Exchangeability (Amendments to IAS 21)

●	Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28) - Will be determined at a future date

●	Non-current liabilities with covenants (Amendments to IAS 1)

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements for the years ended and as of December 31, 2023, 2022 and 2021, we identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: 1) lack of accounting staff and resources with appropriate knowledge of IFRS and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with IFRS and the SEC requirements and 2) lack of proper IT policies & procedures developed for system change management, user access management, backup management and service organization management.

In response to the material weaknesses identified previously, we are in the process of implementing a number of measures to address including but not limited to 1) hire additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; 2) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and 3) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

We have taken steps to address the material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal controls over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weakness identified.

As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

Name	Age	Title
Fu Xiaowei	39	Chairman, Chief Executive Officer and Executive Director
Zhang Fan	39	Business Development Director and Executive Director
Jason Phua Zhi Yong	37	Chief Financial Officer
Rachel Xu Lin Pu	41	Chief Human Resource Officer
Teng Sin Ken	33	Chief Information Officer

Independent Directors

Name	Age	Title
Joseph R. “Bobby” Banks	61	Independent Director
Marco Baccanello	62	Independent Director
Fern Ellen Thomas	61	Independent Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The Executive Officers serve at the pleasure of the Board of Directors.

Executive Directors and Officers:

Mr. Fu Xiaowei is a founder of YY Group since December 2010 and has more than 12 years of experience in casual labor manpower management and business strategic planning. He is currently the Chief Executive Officer (CEO) and an Executive Director of our Company where he manages overall operations and is responsible for the effective and successful management of labor, productivity, quality control and safety measures as established and set for the Operations Department. He was recognized as Entrepreneur of the Year in 2015 by the Association of Small and Medium Enterprises and the Rotary Club of Singapore. Mr. Fu graduated with a Diploma in Industrial & Operations Management in 2009 from Republic Polytechnic. Mr. Fu Xiaowei is the husband of Ms. Zhang Fan, our Business Development Director and Executive Director.

Ms. Zhang Fan is a co-founder of YY Group since December 2010. She is currently the Business Development Director and an Executive Director of our Company where she is principally involved in the business development and corporate communications functions of the Group. She was previously the Administrative Director of Bank of Communications. Zhang Fan holds a bachelor’s degree of Advertising from the Beijing Geely University. Ms. Zhang Fan is the wife of our Chairman, Chief Executive Officer and Executive Director, Mr. Fu Xiaowei.

Mr. Phua Zhi Yong is the Chief Financial Officer (CFO) of our Company and has worked for our Group since July 2019. He is primarily responsible for the overall accounting and financial management, project management, strategic planning and internal control of our Group. He has over 12 years of experience in project management in the industries of property, oil and gas, information technology (IT), manpower outsourcing, and cleaning. From June 2017 to July 2019, Mr. Phua worked in NCS Pte. Ltd. as Finance Manager and he was primarily responsible for the company’s financial reporting, forecast and budget, strategic planning, and internal control. He is a Chartered Accountant of Singapore. Mr. Phua graduated with an Honors Degree in Banking and Finance in 2011 from the University of London.

Ms. Xu Lin Pu is the Chief HR Officer of YY Group and has worked for our Group since November 2015. She is principally involved in managing the full spectrum of HR functions for the Group. She has 7 years and 8 years of experience respectively in the hospitality management industry and manpower outsourcing and cleaning industries. Ms. Xu is a member of Singapore Human Resource Institute (SHRI). She graduated with a Diploma of Hospitality Management in 2008 from Box Hill Institute (Australia).

Mr. Teng Sin Ken is the Chief Information Officer of YY Group. Mr. Teng has worked for our Group since August 2022. As our Chief Information Officer, Mr. Teng is responsible for overseeing all IT operations for our Group and managing project timelines and budgets for solution and system development. He has over 12 years of experience in leading and delivering the digitalization and automation of business processes for corporate organizations. From January 2015 to February 2021, Mr. Teng worked as Group Head of Information Technology at FC Club Sdn. Bhd., where he was responsible for delivering technology strategies for the company and managing IT infrastructure, projects, budgets, and IT staff. From February 2021 to March 2022, he worked in Hiap Teck Venture Berhad as Group Sr. Information Technology Manager, where he was primarily responsible in leading sustainable technical solutions for the company and managing business applications and IT infrastructure in the sectors of plantation, property, steel, and F&B. He graduated with a Bachelor’s Degree in Information Technology from Olympia College Malaysia.

Independent Director:

Mr. Joseph R. “Bobby” Banks is an independent director. Mr. Banks is a seasoned financial services executive. He previously worked in the New York and London offices of Goldman Sachs in the Corporate Finance, Mergers & Acquisitions and Communications, Media & Entertainment investment banking departments. Upon leaving Goldman Sachs, Mr. Banks joined JP Morgan Chase in their London Office as a Managing Director and Head of the Telecom and Media investment banking business in Europe, the Middle East and Africa (“EMEA”). He subsequently ran the Equity Capital Markets business for JP Morgan Chase also in EMEA. Mr. Banks has also worked in venture capital from 2014 to 2017 serving as Group Chief Financial Officer, Member of the Investment Committee, Chief Investor Relations Officer and Executive Board Member of Mountain Partners AG, a Zurich based venture capital firm. Since 2017, Mr. Banks has been an independent financial and strategy advisor to a number of companies across industries. Mr. Banks has a BA in Government from Dartmouth College and an MBA in Finance from the Wharton School at the University of Pennsylvania. Presently, Mr. Banks is serving as the independent director of another Nasdaq listed company, namely, Treasure Global Inc.

Mr. Marco Baccanello is an independent director. Mr. Baccanello is an experienced corporate finance executive with expertise in advising companies operating in a broad range of industries, particularly within the technology space, in early to late-stage financings, growth strategy and strategic disposals, restructurings and acquisitions. In addition, he has experience in the preparation of the listing and initial public offering documents for companies on NASDAQ and international exchanges, with an emphasis on funding requirements and regulatory filings. Mr. Baccanello also has developed acquisition and marketing strategies for multiple digital opportunities, focusing on content published to app stores, including rapidly growing digital businesses in the technology and gaming space. From 2016 to present, Mr. Baccanello is a member of the Corporate Development team where he leads and manages business plan developments. Prior to that role, he was the Chief Financial Officer of PlayJam from 2010 to 2016, where he planned, implemented and managed all the finance activities, including business planning, budgeting, forecasting and negotiations. Mr. Baccanello’s experience as a former chartered accountant at PricewaterhouseCoopers and director of a private equity firm, specifically his expertise in managing growth businesses within the services, media, and technology industries, make him a qualified director to serve on our Board. Mr. Baccanello earned a bachelor’s degree in economics at the University of Southampton. Presently, Mr. Baccanello is serving as the independent director of two other Nasdaq listed companies, namely, Treasure Global Inc. and VCI Global Limited.

Ms. Fern Ellen Thomas is an independent director. Ms. Thomas is an accomplished Independent Director with extensive international business experience and a strong financial executive background. Throughout her career, she has excelled in managing finance organizations, collaborating with C-Suite executives and Boards of Directors, and delivering tangible results. Ms. Thomas held prominent roles at prestigious organizations such as the Interpublic Group of Companies and Christie’s New York before serving as the CFO at Cornerstone Capital, Inc and GDLSK LLP. Her academic achievements include a Bachelor of Finance, an MBA from Rutgers University, and a CPA in New York State. As an Independent Director, she currently contributes her expertise to the board of VCI Global Limited, further solidifying her reputation as a trusted and influential figure in the global business landscape. Ms. Thomas also serves as Director on the boards of two non-profit organizations, Calvert Impact Capital Inc and New Yorkers for Parks.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately US$449,068 in cash to our Executive Directors and Executive Officers. For the fiscal year ended December 31, 2022, we paid an aggregate of approximately US$503,155 in cash to our Executive Directors and Executive Officers. For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$460,475 in cash to our Executive Directors and Executive Officers.

Employee Share Incentive Plan

We have adopted an employee share incentive plan, or 2023 ESIP, for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding Class A Shares, to our employees, directors and consultants to incentivize their performance and align their interests with ours. The following discussion is qualified in its entirety by the full text of the 2023 ESIP.

Under the 2023 ESIP, we are permitted to issue options to purchase or award shares of up to 10% of the Class A Shares issued and outstanding as at the date of completion of the initial public offering. As of the date of this annual report, we have not awarded any shares and no options to purchase Class A ordinary shares have been exercised and no Class A ordinary shares have been issued upon exercised vested options, in each case under the 2023 ESIP. The 2023 ESIP is administered by our board of directors, which may delegate its authority thereunder as contemplated by the 2023 ESIP. Our board of directors have the authority, in the case of special dividends or distributions, specified reorganizations and other transactions, to determine appropriate equitable adjustments, if any, to be made under the 2023 ESIP, including adjustments to the number of shares which have been authorized for issuance under the 2023 ESIP. Our board of directors have the right to amend, suspend or terminate the 2023 ESIP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). Subject to certain exceptions, our board of directors are entitled to make amendments to the 2023 ESIP without shareholder approval.

Employment Agreements

Employment Agreement between Fu Xiaowei and YY Group Holding Limited

Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Mr. Fu Xiaowei for the role of Chief Executive Officer. The agreement provides for an annual base salary of US$240,000, together with such additional discretionary bonus subject to the approval of the Company’s board of directors and the Compensation Committee. Fu Xiaowei’s employment will be extended one additional year upon the expiration of the initial term, subject to termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Fu Xiaowei shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group in New York County, New York and any geographic area in which the Company is conducting any material amount of publishing or development of technology. With regards to the performance bonus, after the Company is listed on the Nasdaq Capital Market, the calculation of the performance bonus will be based on the projections provided in Exhibit 10.1. The conditions for determining the bonus will be (a) if the Company’s net profit in a particular fiscal year meets or exceeds the projections, the executive will receive 5% of the Company’s net profit for that year, as well as 1% of the total shares outstanding by the end of the fiscal year, (b) if the Company’s net profit in a given fiscal year ranges from 50% to 99% of the projections, the executive will receive 5% of the Company’s net profit as of the end of that fiscal year, and (c) if the Company’s net profit falls below 50% of the projections, the executive will not receive any performance bonus.

Employment Agreement between Zhang Fan and YY Group Holding Limited

Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Ms. Zhang Fan for the role of Business Development Director. The agreement provides for an annual base salary of US$180,000, together with such additional performance bonus subject to the approval of the Company’s board of directors and the Compensation Committee. Zhang Fan’s employment will be extended one additional year upon the expiration of the initial term, subject to termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Zhang Fan shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group in New York County, New York and any geographic area in which the Company is conducting any material amount of publishing or development of technology.

Employment Agreement between Teng Sin Ken and YY Group Holding Limited

Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Mr. Teng Sin Ken for the role of Chief Information Technology Officer. The agreement provides for an annual base salary of US$36,000, together with such additional discretionary bonus subject to the approval of the Company’s board of directors and the Compensation Committee. Teng Sin Ken’s employment will be extended one additional year upon the expiration of the initial term, subject to termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Teng Sin Ken shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group in New York County, New York, and any geographic area in which the Company is conducting any material amount of publishing or development of technology.

Employment Agreement between Phua Zhi Yong and YY Group Holding Limited

Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Mr. Phua Zhi Yong   for the role of Chief Financial Officer. The agreement provides for an annual base salary of US$114,000, together with such additional discretionary bonus subject to the approval of the Company’s board of directors and the Compensation Committee. Phua Zhi Yong’s   employment will be extended one additional year upon the expiration of the initial term, subject to termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Teng Sin Ken shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group in New York County, New York and any geographic area in which the company is conducting any material amount of publishing or development of technology.

Employment Agreement between Xu Lin Pu and YY Group Holding Limited

Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Ms. Xu Lin Pu   for the role of Chief Human Resource Officer. The agreement provides for an annual base salary of US$96,000, together with such additional discretionary bonus subject to the approval of the Company’s board of directors and the Compensation Committee. Xu Lin Pu’s employment will be extended one additional year upon the expiration of the initial term, subject to termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Xu Lin Pu shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group in New York County, New York and any geographic area in which the Company is conducting any material amount of publishing or development of technology.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects save for the term. Each Executive Director’s Agreement is for an initial term of five (5) years and will continue until the Director’s successor is duly elected and qualified. Each independent directors’ agreement is for an initial term of one (1) year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual board meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Under the independent directors’ Agreements, the initial aggregate annual salary that is payable to our independent director is US$60,000 to Joseph R. “Bobby” Banks, Marco Baccanello and Fern Ellen Thomas in cash respectively.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors, provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Clawback Policy adopted by the Board

On November 13, 2023, the Board adopted the Executive Compensation Recovery Policy providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Executive Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Executive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Executive Compensation Recovery Policy has been filed herewith as Exhibit 11.3.

6.C. Board Practices

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our board of Directors. The board of Directors may also establish other committees from time to time by way of a simple majority decision to assist our company and the board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at yygroupholding.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit committee

Joseph R. “Bobby” Banks, Marco Baccanello and Fern Ellen Thomas serves on the audit committee, which is chaired by Marco Baccanello. Our board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Marco Baccanello as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Joseph R. “Bobby” Banks, Marco Baccanello and Fern Ellen Thomas serves on the compensation committee, which is chaired by Joseph R. “Bobby” Banks. Our board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of Directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of Directors the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Joseph R. “Bobby” Banks, Marco Baccanello and Fern Ellen Thomas serves on the nomination committee, which is chaired by Fern Ellen Thomas. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of Directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the BVI corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow BVI corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	the Shareholder Approval Requirements under Section 5635 of Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent Directors have regularly scheduled meetings with only the independent Directors present.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We adopted (i) a written code of business conduct and ethics, (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). A current copy of the Policies is posted on the Corporate Governance section of our website, which is located at yygroupholding.com  . The information on our website is deemed not to be incorporated in this annual report or to be a part of this annual report. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Duties of Directors

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the Companies Act or our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We employed 770 persons for Hong Ye Group, 10 persons for YY Circle (SG), 9 persons for YY Circle (MY), as of December 31, 2023, 680 persons for Hong Ye Group, 2 persons for YY Circle (SG) and 5 persons for YY Circle Malaysia as of December 31, 2022, and 820 persons for Hong Ye Group, 3 persons for YY Circle (SG), and 0 persons for YY Circle (MY) as of December 31, 2021, who were all located in Singapore and Malaysia. Our employees are not covered by collective bargaining agreements. Hong Ye (MY) has no employee as of December 31, 2023 and has never hired any employees.

Time Period	Hong Ye (SG)	YY Circle (SG)	YY Circle (MY)	Total
December 31, 2023	770	10	9	789
December 31, 2022	680	2	5	687
December 31, 2021	820	3	-	823

The following table sets forth the breakdown of our employees by activity as of December 31, 2023:

	As of December 31, 2023
Function	Hong Ye (SG)	YY Circle (SG)	YY Circle (MY)	Total
Singapore
Management	2	1	-	3
Finance	6	1	-	7
Human Resource	7	-	-	7
IT	1	-	-	1
Sales & Marketing	1	-	-	1
Hotel & F&B Operations	8	8	-	16
Cleaning Management	7	-	-	7
Cleaning Operations	525	-	-	525
Cleaning Operations Part Timer	182	-	-	182
Operation (Warehouse)	1	-	-	1
Housekeeping	30	-	-	30

Malaysia
Management	-	-	1	1
Finance	-	-	1	1
Hotel & F&B Operations	-	-	5	5
Contract	-	-	2	2
Total	770	10	9	789

We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our Class A Shares and Class B Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Class A Shares and Class B Shares;

●	Each of our director and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Class A Shares and Class B Shares beneficially owned before the offering are based on 34,425,000 Class A Shares with no par value, and 5,000,000 Class B Shares with no par value per share issued and outstanding as of the date of this annual report.

The Class B shares are not transferrable, and no Class B share may be transferred by a shareholder to any person at any time, save where such transfer is made (i) pursuant to any share surrender, repurchase or redemption or (ii) by the personal representative of a deceased shareholder, in each case in accordance with the Amended and Restated Memorandum of Association. The Class B shares have no right to any share in the dividend paid by the company and no right to any share in the distribution of the surplus   assets of the Company on its liquidation. Holders of Class A Shares will be entitled to one (1) vote per share. Holders of Class B Shares will be entitled to twenty (20) votes per share.  Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A or Class B Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Shares and Class B Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Shares and Class B Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Shares and Class B Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Ownership of Class A Shares(2)	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)
Directors and Named Executive Officers:
Fu Xiaowei	14,533,000	42.22%	5,000,000	100.00%	85.20%
Zhang Fan	12,823,630	37.25%	-	-	9.54%
Phua Zhi Yong	-	-	-	-	-
Xu Lin Pu	-	-	-	-	-
Teng Sin Ken	-	-	-	-	-
Joseph R. Bobby Banks	-	-	-	-	-
Marco Baccanello	-	-	-	-	-
Fern Ellen Thomas	-	-	-	-	-
5% or Greater Shareholders	-	-	-	-	-

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 34,425,000 Class A Shares and 5,000,000 Class B Shares issued and outstanding as of the date of this annual report. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to twenty (20) votes per share.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2023.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” we describe below transactions since January 1, 2020, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1) Nature of relationships with related parties

Name	Relationship with the Company
Zhang Fan	Business Development Director and Executive Director of the Company, Principal Shareholder of the Company, wife of Mr. Fu Xiaowei, our Chairman, Executive Director, and Chief Executive Officer of the Company
Fu Xiaowei	Chairman, Executive Director, and Chief Executive Officer of the Company

2) Related party transactions

On October 1, 2020, Hong Ye (SG) entered into a lease agreement with Ms. Zhang Fan to rent the residential property at 2 Jalan Lokam, #04-25 from Ms. Zhang Fan for a monthly rental of S$3,500 (US$2,582). The lease expired on September 30, 2022 and was renewed on October 1, 2022 for a term of two years. The nature of the lease is disclosed in “Business – Real Property”.

For the fiscal year ended 2022 and 2021, Sea Builder Private Limited, whose sole shareholder is Ms. Zhang Fan provided engineering works and cleaning services to Hong Ye (SG) on numerous occasions on an ad hoc basis, and the Company owed Sea Builder Private Limited US$27,253. Hong Ye (SG) and Sea Builder Private Limited signed an agreement on December 31, 2022 to offset the balances of US$27,253.

For the fiscal year ended 2022 and 2021, Horti and Pest Private Limited, whose majority shareholder is Ms. Zhang Fan provided landscaping and pest control services to Hong Ye (SG) on numerous occasions on an ad hoc basis. The Company and Horti and Pest Private Limited signed an agreement on December 31, 2022 to offset the balances of US$60,351.

For the fiscal year ended 2023,   YY Circle (SG) signed an agreement with YY Circle (HK), to give an authorization to use the YY apps in Hongkong with technical support. As of December 31, 2023, YY Circle (HK) paid a net amount of $111,823 to YY Circle (SG).

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2023, and 2022:

Name of Companies/ Related Parties	Nature of transactions	December 31, 2023	December 31, 2022
		USD	USD
Fu Xiaowei(1)	(Repayment from)/Loan to a shareholder	-	457,312
	Interest paid by shareholder on behalf of Company	(59,559)	-

Zhang Fan(2)	Rental payable to a director	(2,654)	(74,292)

Sea Builder Private Limited	Advance to a related party	-	27,253
	Payable related to the service provided by a related party	(5,308)	(27,253)

Horti and Pest Private Limited	Payment on behalf of the Company	-	(60,351)
	Receivable related to the service rendered to a related party	31,298	60,351

(1)	From January 1, 2023 to December 31, 2023, the Company provide the loans of $1,146,464 to the shareholder and the shareholder has fully repaid the loan. The Shareholder paid the interest of convertible note on behalf of the Company on March 1, 2023 with a net amount of $59,559. As of December 31, 2022, the outstanding amount was $457,312. As of August 4, 2023, the shareholder has fully repaid the loan.

(2)	As of April 30, 2024, the company has fully paid the rental payable.

C. Interests of Experts and Counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by contractors, customers, employees, ex-employees and other platforms, industry participants or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry—We may from time to time be subject to legal and regulatory proceedings and administrative investigations”.

Dividend Policy

While we currently have no plans to distribute dividends, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of Directors may consider relevant.

Our board of directors has discretion regarding whether to declare or pay dividends. All dividends are subject to certain restrictions under the Companies Act and the Company’s Amended and Restated Memorandum and Articles of Association, namely that: (a) all dividends must be authorized by a resolution of directors (being a simple majority of directors at a duly convened meeting or by written resolution in each case in accordance with the Amended and Restated Memorandum and Articles of Association) resolutions, by which our board of directors may authorize a distributions at any time and in any amount they think fit and set a record date (which may be before or after the date on which the board resolutions are passed) for determining the shareholders to be paid; (ii) our board of directors may only authorize payment of a dividend if they are satisfied (on reasonable grounds) that the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due (the “Solvency Test”) immediately after paying the dividend; (iii) if, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized; (iv) the directors must notify each shareholder of any dividend authorized by them; (v) no interest accrues on any dividend; and (vi) if a shareholder fails to claim any dividend for three years after the date on which it was authorized by the directors, the directors may decide by a resolution of directors that the dividend is forfeited for the benefit of the Company.

Even if our board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiary to pay dividends on our shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class A Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the Companies Act and the articles and (ii) an equal share on the distribution of any surplus assets of the Company on its liquidation.

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class B Share confers on the holder no equal share on the distribution of any surplus assets of the Company on its liquidation and no right to share in any distribution paid by the Company in accordance with the Companies Act and the Amended and Restated Memorandum and Articles of Association.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Shares are listed on the Nasdaq Capital Market under the symbol “YYGH.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Authorized Shares

The Company may only issue registered shares. Subject to the Company’s Amended and Restated Memorandum and Articles of Association, the Company may issue fractions of shares, bonus shares, redeemable shares and may redeem, purchase or otherwise acquire, any of its shares.

Subject to the Companies Act and the Company’s Amended and Restated Memorandum and Articles of Association, the unissued shares may be issued, and options to acquire shares may be granted, at any time, to any persons (whether or not shareholders), for any consideration and on any terms, the directors decide by a resolution of directors.

A share is taken to be issued when the name of the holder is entered in the Company’s register of shareholders as the holder of the share.

Distributions

The holders of our Class A Shares are entitled to such dividends or other distributions as may be authorized by our Directors by way of a simple majority decision, subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association.

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class A Share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the Companies Act and the articles and (ii) an equal share on the distribution of any surplus assets of the Company on its liquidation.

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class B Share confers on the holder no equal share on the distribution of any surplus assets of the Company on its liquidation and no rights to share in any distribution paid by the Company in accordance with the Companies Act and the articles.

Voting rights

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class A Share confers on the holder the right to one (1) vote at a meeting of the shareholders or on any resolution of shareholders.

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class B Share confers on the holder the right to twenty (20) votes per share at a meeting of the shareholders or on any resolution of shareholders.

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, a resolution put to a vote at a meeting of shareholders or an annual general meeting (“AGM”), will (in most cases) be passed and become a resolution of shareholders if it is passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of shareholders (or class of shareholders), by shareholders present (in person or by proxy) at the meeting who are entitled to vote on the resolution. Any action that may be taken by the shareholders at a meeting of shareholders (or class of shareholders) may also be taken by the shareholders (or class of shareholders) passing a written resolution of shareholders without the need for any prior notice to be given. A written resolution of shareholders is passed if signed or consented to (including by way of fax or email) by shareholders (or shareholders of the relevant class) who hold shares carrying a simple majority of the votes that may be cast in respect of the resolution who are entitled to vote on the resolution.

A fraction of a share confers on the holder the rights, obligations and liabilities of a whole share of the same class corresponding to the fraction other than the right to vote. If the holder of a fraction of a share acquires a further fraction of a share of the same class, the fractions will be treated as being consolidated.

Variation of rights

If the Company has different classes of shares in issue, unless the rights attaching to a class of shares state otherwise, the rights attached to that class may only be varied, whether the Company is a going concern or is being liquidated, (i) with the written consent of the holders of the majority of the issued Shares of that class, or (ii) by a resolution of shareholders of that class.

Meetings of shareholders

Any director of the Company or the Chairman may call a meeting of shareholders (or a class of shareholders) if they decide to, and must call a meeting of shareholders (or a class of shareholders) if they are requested to do so in writing by shareholders entitled to exercise at least 30% of voting rights in respect of the matter for which the meeting is requested.

The Company shall hold a meeting of the shareholders in accordance with the Company’s Amended and Restated Memorandum and Articles of Association, the Companies Act and Nasdaq listing rules.

A quorum is present at a meeting of shareholders or an AGM if one or more shareholders, who hold shares that carry at least one-third of the voting rights of all shares then in issue, are present in person or by proxy meeting.

Where a quorum is not present within two hours of the time set for the start of the meeting of shareholders, it will be dissolved. In any other case, the meeting will be adjourned to the following day and be held at the same time and place or any other date, time and/or place the directors decide by a resolution of directors.

At any adjourned meeting where a quorum per the previous paragraph is not present, those shareholders who are present shall form a quorum (whatever the number of shares held by them).

A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 50 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the Shares which that shareholder holds.

Any corporation which is a shareholder may, by a resolution of its directors or other governing body, authorize any individual to act as its representative at a meeting of shareholders (or class of shareholders) or an AGM.

Protection of minority shareholders

We would normally expect BVI courts to follow English case law precedents, which would permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) an infringement of individual rights of the minority shareholders, (such as the right to vote), and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Additionally, British Virgin Islands law provides certain shareholder remedies for a minority shareholder whose rights have been breached or who disagrees with the way the Company is being managed. These remedies include an action for unfair prejudice and a derivative action.

No pre-emptive rights

There are no pre-emptive rights applicable to the issue of the Company’s Class A Shares or Class B Shares under either British Virgin Islands law or our Amended and Restated Memorandum and Articles of Association.

Transfer of shares

The Class A shares listed on Nasdaq may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on Nasdaq (including, but not limited to, the applicable Nasdaq listing rules). The transfer of a Class A share is only effective once the name of the transferee is entered in the register of shareholders.

The Class B shares are not transferrable, and no Class B share may be transferred by a shareholder to any person at any time, save where such transfer is made (i) pursuant to any share surrender, repurchase or redemption or (ii) by the personal representative of a deceased shareholder, in each case in accordance with the Amended and Restated Memorandum of Association.

Calls of shares

Subject to the Amended and Restated Memorandum and Articles of Association and the rights attaching to any class of shares, our directors may make calls on a shareholder for any amount of the issue price of the shareholder’s shares that has not been paid to the Company. A call must be made by giving at least 14 days’ written notice of call to the shareholder. A call may be made payable in instalments. The directors may postpone a call or revoke it (in whole or part). A call is taken to have been made at the time the resolution of directors to make the call is passed.

Inspection of books and records

Under the Companies Act, holders of our shares are entitled, upon giving written notice to us, to inspect (i) our Amended and Restated Memorandum and Articles of Association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Differences in Corporate Law

The Companies Act and the laws of the BVI affecting BVI companies and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the state of Delaware.

Mergers and Consolidation

The laws of the BVI, two or more BVI companies may merge or consolidate in accordance with section 170 of the Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, then (among other things) the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has an interest in the merger or consolidation, the director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in the merger or consolidation.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the Amended and Restated Memorandum and Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting held to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days. These shareholders then have 20 days to give to the company their written election in the form specified by the Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any of the rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the surviving or consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Unfair prejudice

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to the shareholder in that capacity, can apply to the BVI High Court under Section 184I of the Companies Act for an order requiring the company or any other person to acquire the shareholder’s shares or pay compensation to the shareholder, regulating the future conduct of the company’s affairs, amending the memorandum or articles of the company, appointing a receiver or liquidator of the company, rectifying the records of the company, or that any decision or action of the company which contravenes the Companies Act or the company’s Amended and Restated Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the Companies Act provides that a shareholder of a company may, with the leave of the BVI High Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. This statutory remedy is usually granted in exceptional circumstances and is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of Directors and Executive Officers and Limitation of Liability

British Virgin Islands law does not limit the extent to which a company’s Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Articles of Association permit indemnification of officers and directors for losses, damages, costs, and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, the service agreements of our Directors and senior Executive Officers with the Company provide such person’s additional indemnification beyond that provided in our Amended and Restated Articles of Association.

Under the Companies Act to be entitled to this indemnification, such person must have acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, they must have no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in our Amended and Restated Memorandum and Articles of Association

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under British Virgin Islands law, our Directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the Companies Act or our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder Action by Written Consent

British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice.

Our Amended and Restated Memorandum and Articles of Association provide that a written resolution of shareholders: (i) may consist of several documents (including electronic communications) in substantially the same form; (ii) may be signed or consented to by the relevant shareholder or the shareholder’s attorney or (in the case of a body corporate) a properly authorized officer or attorney; and (iii) must be sent to each shareholder who would be entitled to attend a meeting of shareholders and vote on the resolution.

Our Amended and Restated Memorandum and Articles of Association permit shareholders to act by written consent (passed by the consent in writing of a simple majority of the votes of the Shares entitled to vote thereon) but provide that if a resolution of shareholders is approved otherwise that by unanimous written consent of all shareholders, a copy of the resolution must immediately be sent to each non-consenting shareholder.

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Amended and Restated Articles of Association provide that any action required or permitted to be taken at general meetings of the Company may only be taken upon the vote of shareholders at general meeting and shareholders may not approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act and Amended and Restated Memorandum and Articles of Association provide that our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights. We are not obliged under the Companies Act or any other law of the BVI to call shareholders’ annual general meetings, but our Amended and Restated Memorandum and Articles of Association provide for an annual general meeting to be called in accordance with the requirements of the relevant listing rules, Amended and Restated Memorandum and Articles of Association and the Companies Act. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors (or otherwise ceasing to hold office)

A director ceases to hold office if: (i) the director’s term of office expires and the director is not re-elected or reappointed; (ii) the director resigns by written notice to the Company; (iii) the director dies or enters into bankruptcy, liquidation or any similar procedure; (iv) the director becomes of unsound mind or is mentally or physically incapable of acting as a director; (v) the director is prohibited or disqualified by law or under Nasdaq Listing Rules from being a director; (vi) the director becomes bankrupt or insolvent or makes any arrangement or composition with the director’s creditors generally; or (vii) the director is removed from office by a resolution of shareholders or resolution of directors (and, for this purpose, section 114 (Removal of directors) of the Companies Act does not apply to the Company).

A director may be removed from office (i) with or without cause, by a simple majority vote of the shareholders passed at a meeting of shareholders called for the purposes of removing the director (or for purposes including the removal of the director) or (ii) by a written resolution of the shareholders passed by at least 50 percent of the votes of the shareholders of the Company entitled to vote.

A director may be removed from office with cause, by a simple majority decision of the directors passed at a meeting of directors called for the purpose of removing the director (or for purposes including the removal of the director).

Under the Delaware General Corporation Act, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under British Virgin Islands law, a company may be wound up by either an order of the courts of the British Virgin Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of shareholders or (subject to section 199(2) of the Companies Act) a resolution of directors.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under British Virgin Islands law and our Amended and Restated Articles of Association, if our authorized shares are divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our Amended and Restated Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the BVI Registry of Corporate Affairs.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of Directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The British Virgin Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

The following summary of certain British Virgin Islands and U.S. federal income tax consequences of an investment in our Class A Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin Islands and the United States.

British Virgin Islands Tax Considerations

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares, or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI. The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the Companies Act.

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the Companies Act. In addition, shares of companies incorporated or re-registered under the Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the company does not have a direct or indirect interest in any land in the BVI.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

Under the current laws of BVI, our company is not subject to tax on income or capital gains.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Shares by U.S. Holders (as defined below) that acquire our Class A Shares and hold our Class A Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Class A Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Class A Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill) we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Shares (which may be volatile). It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we plan to list our Class A Shares on Nasdaq Capital Market, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A held at the end of the taxable year over its adjusted tax basis of such Class A Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Shares held at the end of the taxable year over the fair market value of such Class A Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR CLASS ASHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risks

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of year end. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on guaranteed bank loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately $62,026 (2022: $49,931 ).

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement, with respect to the Company’s initial public offering completed on April 24, 2024 (the “IPO”).

In the IPO, the Company received gross proceeds in the amount of US$4.5 million and net proceeds of approximately US$4.0 million after deducting underwriting discounts and expenses. As of the date of this annual report, we used US$0.1 million of the net proceeds received from the IPO for remaining payments to professional parties in relations to the IPO and ongoing listing as well as repayment of interest-free loans. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: 1) lack of accounting staff and resources with appropriate knowledge of IFRS and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with IFRS and the SEC requirements and 2) lack of proper IT policies & procedures developed for system change management, user access management, backup management and service organization management.

In response to the material weaknesses identified previously, we are in the process of implementing a number of measures to address including but not limited to 1) hire additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; 2) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and 3) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

We have taken steps to address the material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal controls over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weakness identified.

As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weaknesses identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Joseph R. “Bobby” Banks, Marco Baccanello and Fern Ellen Thomas serves on the audit committee, which is chaired by Marco Baccanello. Our board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Marco Baccanello as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is posted on the Corporate Governance section of our website at yygroupholding.com.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2023, 2022 and 2021 included in this annual report have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Marcum Asia CPAs LLP is located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001, United States.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for the periods indicated.

	Years Ended December 31,
Services	2021	2022	2023
	US$	US$	US$
Audit Fees(1) – Marcum Asia CPAs LLP	-	440,000	200,000
Total	-	440,000	200,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, as well as audit fees related to acquisitions, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards.”

Nasdaq Listing Rule 5635(c)

In November 2023, the board of directors of the Company adopted the 2023 Equity Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a company incorporated in the British Virgin Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions. This practice may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report and posted on the Corporate Governance section of our website, which is located at yygroupholding.com.

Item 16K. Cybersecurity

Risk Management and Strategy

As a data and technology driven company providing enterprise manpower outsourcing and smart cleaning services, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data, in compliance with the necessary legislation and regulations in the jurisdictions in which we operate. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of YY Group Holding Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Employment Agreement between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.2	Employment Agreement between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.3	Employment Agreement between YY Group Holding Limited and Jason Phua Zhi Yong (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.4	Employment Agreement between YY Group Holding Limited and Rachel Xu Lin Pu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.5	Employment Agreement between YY Group Holding Limited and Teng Sin Ken (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.6	Director Offer Letter between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.7	Director Offer Letter between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.8	Independent Director Offer Letter between YY Group Holding Limited and Joseph R. “Bobby” Banks (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2025)

4.9	Independent Director Offer Letter between YY Group Holding Limited and Marco Baccanello (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.10	Independent Director Offer Letter between YY Group Holding Limited and Fern Ellen Thomas (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2025)

4.11	Consulting Agreement dated November 3, 2023, between V Capital Quantum Sdn Bhd and YY Circle (SG) Private Limited (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.12	Agreement between Hong Ye (SG) and Orchard Turn Retail Investment Pte Ltd dated October 10, 2023 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.13	YY Share Incentive Plan (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

12.1*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YY Group Holding Limited

By:	/s/ Fu Xiaowei
Name:	Fu Xiaowei
Title:	Chairman, Chief Executive Officer and Executive Director

Date: May 14, 2024

YY Group Holding Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of YY Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of YY Group Holding Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York

May 14, 2024

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2023	December 31, 2022 (As revised2)
		USD	USD
Assets
Current assets:
Cash	5	467,235	161,022
Trade receivables	6	7,037,942	4,155,737
Prepayment and other current assets	7	2,667,166	425,649
Amount due from related parties	18	31,298	457,312
Total Current Assets		10,203,641	5,199,720

Non-current assets:
Right-of-use assets	8	78,434	210,651
Property and equipment, net	9	368,621	278,866
Prepayment, non-current	7	18,656	-
Deferred tax assets	17	738	78,545
Total Non-current assets		466,449	568,062

Total Assets		10,670,090	5,767,782

Currents Liabilities:
Trade and other payables	10	2,996,636	2,013,743
Amount due to related parties	18	67,521	74,292
Lease liabilities, current	11	69,135	147,474
Loans and borrowings, current	11	2,856,491	1,279,314
Total Current Liabilities		5,989,783	3,514,823

Non-current Liabilities:
Loans and borrowings, non-current	11	523,607	503,286
Convertible notes – liability component	11	-	736,129
Lease liabilities, non-current	11	15,187	71,895
Total Non-current Liabilities		538,794	1,311,310
Total Liabilities		6,528,577	4,826,133

Equity
Share Capital*	12	3,564,150	1,228,037
Reserves	12	20,667	20,825
Retained earnings (accumulated deficit)		545,797	(306,537)
Equity attributable to owners of the Company		4,130,614	942,325

Non-controlling interests		10,899	(676)
Total equity		4,141,513	941,649

Total liabilities and equity		10,670,090	5,767,782

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2023	2022 (As revised2)	2021 (As revised2)
		USD	USD	USD
Revenue	14	31,772,286	20,022,529	17,460,773
Cost of revenue	15	(28,120,506)	(17,450,131)	(15,162,385)
Gross profit		3,651,780	2,572,398	2,298,388

Other income	15	1,830,899	1,952,420	996,093
Selling and marketing expenses	15	(191,582)	(325,678)	(189,142)
General and administrative expenses	15	(3,846,367)	(2,909,167)	(2,577,199)
Other expenses		(27,781)	(57,113)	(10,380)
Operating profit		1,416,949	1,232,860	517,760

Finance cost	16	(328,610)	(329,370)	(169,608)
Profit before tax		1,088,339	903,490	348,152
Income tax (expenses) benefit	17	(224,302)	(142,150)	14,708
Profit for the year		864,037	761,340	362,860
Other comprehensive income
Foreign currency translation differences - foreign operations		7,301	26,931	(9,939)
Total comprehensive income for the year		871,338	788,271	352,921

Profit (loss) attributable to:
Equity owners of the Company		852,334	761,628	362,860
Non-controlling interests		11,703	(288)	-
Profit for the year		864,037	761,340	362,860

Total comprehensive income (loss) attributable to:
Equity owners of the Company		859,763	788,947	352,921
Non-controlling interests		11,575	(676)	-
Total comprehensive income for the year		871,338	788,271	352,921

Basic earnings per share*	13	0.02	0.02	0.01
Diluted earnings per share*	13	0.02	0.02	0.01

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital	Foreign Currency Translation reserve	Equity Component of Convertible loan	(Accumulated deficit) retained earnings	Total	Non- controlling interest	Total Equity (Deficit)
	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2021(As revised2)	1,015,587	(4,142)	–	(708,280)	303,165	–	303,165
Comprehensive income (loss) for the year
Profit for the year	–	–	–	362,860	362,860	–	362,860
Other comprehensive loss
Exchange differences on translation of foreign operations	–	(9,939)	–	–	(9,939)	–	(9,939)
Total comprehensive (loss) income for the year	–	(9,939)	–	362,860	352,921	–	352,921
Transactions with owners of the Company
Dividend declared	–	–	–	(722,745)	(722,745)	–	(722,745)
Transactions with owners of the Company	–	–	–	(722,745)	(722,745)	–	(722,745)
Balance at December 31, 2021 (As revised2)	1,015,587	(14,081)	–	(1,068,165)	(66,659)	–	(66,659)

Comprehensive income (loss) for the year
Profit (loss) for the year	–	–	–	761,628	761,628	(288)	761,340
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	–	27,319	–	–	27,319	(388)	26,931
Total comprehensive income (loss) for the year	–	27,319	–	761,628	788,947	(676)	788,271
Transactions with owners of the Company
Contribution by owners
Issuance of shares	212,450	–	–	–	212,450	–	212,450
Issuance of convertible notes	–	–	7,587	–	7,587	–	7,587
Transactions with owners of the Company	212,450	–	7,587	–	220,037	–	220,037
Balance at December 31, 2022 (As revised2)	1,228,037	13,238	7,587	(306,537)	942,325	(676)	941,649
Comprehensive income (loss) for the year
Profit for the year	–	–	–	852,334	852,334	11,703	864,037
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	–	7,429	–	–	7,429	(128)	7,301
Total comprehensive income for the year	–	7,429	–	852,334	859,763	11,575	871,338
Transactions with owners of the Company
Conversion of convertible notes	736,113	–	(7,587)	–	728,526	–	728,526
Issuance of convertible notes	1,600,000	–	–	–	1,600,000	–	1,600,000
Transactions with owners of the Company	2,336,113	–	(7,587)	-	2,328,526	–	2,328,526
Balance at December 31, 2023	3,564,150	20,667	-	545,797	4,130,614	10,899	4,141,513

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022 (As revised2)	2021 (As revised2)
	USD	USD	USD
Operating activities
Profit for the year	864,037	761,340	362,860
Adjustments for:
Depreciation of property and equipment (Note 9)	122,695	213,206	265,799
Depreciation of right-of-use assets (Note 8)	165,862	127,352	133,005
Finance Cost (Note 16)	328,610	329,370	169,608
Loss on disposal of property and equipment	-	48,395	-
Gain on lease termination	(860)	-	-
Income tax expenses (benefit) (Note 17)	224,302	142,150	(14,708)
	1,704,646	1,621,813	916,564
Changes in operating assets and liabilities:
Trade receivables	(1,636,577)	(192,652)	(1,475,163)
Trade and other payables	879,705	(89,769)	1,124,570
Amount due to related parties	(285,927)	(22,083)	29,525
Prepayment and other assets	(182,850)	(121,436)	(3,776)
Cash provided by operations	478,997	1,195,873	591,720
Interest paid	(308,651)	(225,193)	(160,400)
Income tax paid	(118,638)	(75,736)	(24,614)
Income tax refund	-	40,329	17,373
Net cash provided by operating activities	51,708	935,273	424,079

Investing activities
Purchase of property and equipment (Note 9)	(224,185)	(112,113)	(241,167)
Net cash used in investing activities	(224,185)	(112,113)	(241,167)

Financing activities
Issuance of Class A shares	-	212,450	-
Issuance of a convertible loan	-	743,273	-
Proceeds from guaranteed bank loans	931,862	1,603,768	719,868
Repayment from a shareholder’s loan	1,852,945	-	142,113
Loan to a shareholder	(1,146,464)	(1,035,306)	-
Loan to a related party	-	(25,167)	(744)
Payment of lease liabilities	(178,040)	(133,382)	(143,549)
Payment of deferred IPO costs	(439,513)	-	-
Repayment of guaranteed bank loans	(550,426)	(2,091,971)	(897,813)
Net cash provided by (used in) financing activities	470,364	(726,335)	(180,125)
Effect of foreign exchange of cash	8,326	(1,796)	29,960
Net increase in cash	306,213	95,029	32,747
Cash balances at beginning of year	161,022	65,993	33,246
Cash balances at end of year (Note 5)	467,235	161,022	65,993

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements were authorized for issue by the Chief Executive Officer on May 14, 2024.

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

YY Group Holdings Limited (the “Company” or the “Group”) is a limited company incorporated and domiciled in British Virgin Islands and whose shares are publicly traded. The registered office is located at 60 Paya Lebar Road #05-43 Paya Lebar Square Singapore 409051. In order to better serve the Company’s clients and accommodate the growing team, the Company have moved to a new office with effective on March 1, 2024. It is located at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051. The Company is principally a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services based in Singapore. Through the Company and its subsidiaries (collectively referred to as the “Group”), the Group provide enterprise manpower outsourcing and smart cleaning services in Singapore and Malaysia.

As of December 31, 2023, the Company’s subsidiaries were as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Pte Ltd	June 13, 2019	Singapore	100%	Manpower Contracting Services
Hong Ye Group Pte Ltd	December 28, 2010	Singapore	100%	1. Employment Agencies 2. General Cleaning Services
YY Circle Sdn Bhd	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn Bhd	November 8, 2022	Malaysia	100%	General cleaning services

As described above, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), will become the ultimate parent of its subsidiaries.

Through the reorganization, the Company will be the holding company of its subsidiaries. Accordingly, the consolidated financial statements will be prepared on a consolidated basis by applying the principle of common control as if the reorganization has been completed at the beginning of the first reporting period.

Based on the above, the Group concluded that the Company and its subsidiaries are effectively controlled by the shareholder before and after the Reorganization and the Reorganization is considered under common control. The transactions above were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at carrying value and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

2	REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS

In connection with the preparation of our unaudited interim condensed consolidated financial statements, we identified two immaterial errors with regard to cost of revenues for the annual periods ended December 31, 2022 and 2021 and the finance cost for the annual period ended December 31, 2022. These two errors were related to the recognition of cost of revenue and finance cost in incorrect period. We evaluated the errors and determined that the related impact was not material to our consolidated financial statements for any prior periods in accordance with Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, but that correction of the impact of the errors would be significant to our results of operations for the six months ended June 30, 2023. Accordingly, we have revised previously reported financial information for such immaterial errors, as previously disclosed in our Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021. A summary of revisions to our previously reported financial statements presented herein for comparative purposes is included below.

Revised Consolidated Statements of Financial Position

	As of December 31, 2022			As of December 31, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Deferred tax assets	71,065	7,480	78,545	105,712	7,954	113,666
Total Non-current assets	560,582	7,480	568,062	656,422	7,954	664,376
Total assets	5,760,302	7,480	5,767,782	5,114,677	7,954	5,122,631
Trade and other payables	1,969,741	44,002	2,013,743	1,723,030	46,784	1,769,814
Total Current Liabilities	3,470,821	44,002	3,514,823	4,218,480	46,784	4,265,264
Total Liabilities	4,782,131	44,002	4,826,133	5,142,506	46,784	5,189,290
Accumulated deficit	(270,015)	(36,522)	(306,537)	(1,029,335)	(38,830)	(1,068,165)
Equity (deficit) attributable to owners of the Company	978,847	(36,522)	942,325	(27,829)	(38,830)	(66,659)
Total equity (deficit)	978,171	(36,522)	941,649	(27,829)	(38,830)	(66,659)

Revised consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the year ended December 31, 2022			For the year ended December 31, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Cost of revenue	(17,496,915)	46,784	(17,450,131)	(15,115,601)	(46,784)	(15,162,385)
Gross profit	2,525,614	46,784	2,572,398	2,345,172	(46,784)	2,298,388
Operating profit	1,186,076	46,784	1,232,860	564,544	(46,784)	517,760
Finance cost	(285,368)	(44,002)	(329,370)	(169,608)	-	(169,608)
Profit before tax	900,708	2,782	903,490	394,936	(46,784)	348,152
Income tax (expenses)/benefit	(141,676)	(474)	(142,150)	6,754	7,954	14,708
Profit for the year	759,032	2,308	761,340	401,690	(38,830)	362,860
Total comprehensive income for the year	785,963	2,308	788,271	391,751	(38,830)	352,921

Revised Consolidated Statement of Changes in Equity

	Accumulated deficit	Total	Total Equity (Deficit)
	USD	USD	USD
As Reported
Balance at January 1, 2021	(708,280)	303,165	303,165
Profit for the year	401,690	401,690	401,690
Total comprehensive income for the year	401,690	391,751	391,751
Balance at December 31, 2021	(1,029,335)	(27,829)	(27,829)

Profit for the year	759,320	759,320	759,032
Total comprehensive income for the year	759,320	786,639	785,963
Balance at December 31, 2022	(270,015)	978,847	978,171

Adjustment
Balance at January 1, 2021	–	–	–
Loss for the year	(38,830)	(38,830)	(38,830)
Total comprehensive loss for the year	(38,830)	(38,830)	(38,830)
Balance at December 31, 2021	(38,830)	(38,830)	(38,830)

Profit for the year	2,308	2,308	2,308
Total comprehensive income for the year	2,308	2,308	2,308
Balance at December 31, 2022	(36,522)	(36,522)	(36,522)

As Revised
Balance at January 1, 2021	(708,280)	303,165	303,165
Profit for the year	362,860	362,860	362,860
Total comprehensive income for the year	362,860	352,921	352,921
Balance at December 31, 2021	(1,068,165)	(66,659)	(66,659)

Profit for the year	761,628	761,628	761,340
Total comprehensive income for the year	761,628	788,947	788,271
Balance at December 31, 2022	(306,537)	942,325	941,649

Revised Consolidated Statements of Cash Flows

	For the year ended December 31, 2022			For the year ended December 31, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
Profit for the year	759,032	2,308	761,340	401,690	(38,830)	362,860
Finance Cost	285,368	44,002	329,370	169,608	-	169,608
Income tax expenses (benefit)	141,676	474	142,150	(6,754)	(7,954)	(14,708)
Trade and other payables	(42,985)	(46,784)	(89,769)	1,077,786	46,784	1,124,570
Net cash provided by operating activities	935,273	-	935,273	424,079	-	424,079

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

3.1	Statement of compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All IFRSs issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied. As the Group neither prepared nor reported a complete set of financial statements in the past, the reconciliations from previous GAAP to IFRS were not disclosed.

The Group prepared the consolidated financial statements that comply with IFRS applicable as at December 31, 2023 together with the comparative period data for the years ended December 31, 2022 and 2021, as described in the summary of significant accounting policies.

3.2	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except as otherwise indicated in the accounting policies.

3.3	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD” or “US$” or “$”), which is the Company’s functional currency.

3.4	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Note 4.10 – Revenue recognition: Principal vs. agent considerations; and

●	Note 4.4 – Compound financial instruments.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

●	Note 4.6 – Measurement of expected credit losses (“ECL”) for non-derivative financial assets; and

●	Note 4.15– Income tax.

Measurement of fair value

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting year during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 4.4 – Compound financial instruments

●	Note 4.5 – Share-based payment to non-employees

4	SIGNIFICANT ACCOUNTING POLICIES

The Group has consistently applied the following accounting policies to all years presented in these consolidated financial statements.

4.1	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(b)	Non-controlling interests (“NCI”)

Non-controlling interest in a subsidiary is accounted for separately from the parent’s ownership interests in a subsidiary. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and non-controlling interest, even if this result in the non-controlling interest having a deficit balance. A change in the ownership interest of a subsidiary without a loss of control, is accounted for as an equity transaction.

(c)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

4.2	Changes in accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the year ended December 31, 2023 of the Group:

●	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use
●	Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract
●	Annual improvements to IFRS standards 2018-2020
●	Amendments to IFRS 3: Reference to the conceptual framework

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period as set out in Note 4.18.

4.3	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are recognized in profit or loss and presented within finance costs.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Period-end SGD: US$1 exchange rate	1.3186	1.3446	1.3517
Period-end MYR: US$1 exchange rate*	4.5912	4.4129	-
Period-average SGD: US$1 exchange rate	1.3414	1.3792	1.3437
Period-average MYR: US$1 exchange rate*	4.5617	4.4061	-

*	The Company did not have any Malaysia subsidiaries prior to July 22, 2022

ii)	Foreign operations

The assets and liabilities of foreign operations are translated to United States dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States dollars at average exchange rates.

Foreign currency differences are recognized in other comprehensive income (“OCI”) and presented in the foreign currency translation reserve in equity except to the extent that the translation difference is allocated to NCI. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognized in OCI and are presented in the translation reserve in equity.

4.4	Financial instruments

i)	Recognition and initial measurement

Trade receivables and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)	Classification and subsequent measurement

a)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”), which means the gains or losses resulting from assets measured at fair value due to changes in fair value-measured amounts, FVOCI - debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting year following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held-for-trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Group’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior years, the reasons for such sales and expectations about future sales activity.

Transfer of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held-for-trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

b)	Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. These financial liabilities comprised loans and borrowings and trade and other payables.

iii)	Derecognition

a)	Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Where the Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

b)	Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv)	Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of shares are recognized as a deduction from equity, net of any tax effects.

v)	Compound financial instruments

Compound financial instruments issued by the Group included a convertible loan denominated in Singapore dollars that could be converted to share capital at the option of the holder, where the number of shares to be issued was fixed and did not vary with changes in fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the liability component is recognized in profit or loss and presented within finance costs. On conversion, the liability component is reclassified to equity and no gain or loss is recognized.

4.5	Share-based payments to non-employees

This policy applies to all share-based payments granted to non-employees, including consultants, contractors, and other external parties, in exchange for goods or services.

Recognition and Measurement:

1.	Fair Value Determination: The fair value of share-based payments issued to non-employees is determined at the grant date using an appropriate valuation model. Factors considered in determining fair value may include the market price of the company’s shares, the expected volatility of the company’s stock price, the expected term of the share-based payment, and other relevant factors.

2.	Expense Recognition: Share-based payment expenses are recognized in the income statement over the requisite service period, which is generally the vesting period of the equity instrument. The expense is recognized on a straight-line basis unless another systematic and rational basis is more representative of the grant’s vesting pattern.

3.	Subsequent Measurement: Any changes in the fair value of the share-based payment subsequent to the grant date are recognized as a charge or credit to the income statement, with a corresponding adjustment to the share-based payment liability or equity account until the liability is settled or the equity instrument vests.

Disclosure:

1.	General Disclosure: The company discloses the nature and terms of share- based payment arrangements with non-employees, including the number of shares or options granted, the vesting schedule, and the fair value determination method.

2.	Expense Disclosure: The total share-based payment expense recognized during the period, as well as any significant assumptions used in determining fair value, are disclosed in the notes to the financial statements.

4.6	Expected credit losses for the non-derivative financial assets

i)	Non-derivative financial assets

The Group recognizes allowances for expected credit loss on non-derivative financial assets measured at amortized cost.

Allowances are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.

Simplified approach

The Group applies the simplified approach to provide for ECLs for all non-derivative financial assets. The simplified approach requires the allowances to be measured at an amount equal to lifetime ECLs.

Measurement of ECLs

ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the non-derivative financial asset.

Credit-impaired non-derivative financial assets

At each reporting date, the Group assesses whether non-derivative financial assets carried at amortized cost and debt investments at FVOCI are ‘credit-impaired’. A non-derivative financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the non-derivative financial asset have occurred.

Evidence that a non-derivative financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default or being more than 90 days past due;

●	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

●	it is probable that the borrower will enter bankruptcy or another financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECLs in the statement of financial position

Allowances for non-derivative financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a non-derivative financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, non-derivative financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)	Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash generated units (CGUs) first.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (if any), and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

4.7	Property and equipment

(i)	Recognition and measurement

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

●	any other costs directly attributable to bringing the assets to a working condition for their intended use; and

●	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The gain or loss on disposal of an item of property and equipment is recognized in profit or loss and presented within other income or other expenses.

ii)	Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred and presented within cost of revenue and general and administrative expenses.

iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property and equipment, unless it is included in the carrying amount of another asset.

Depreciation is recognized from the date that the property and equipment is installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives for the current and comparative years are as follows:

Cleaning machinery	3 - 5 years
Computers hardware	1 - 3 years
Furniture and fittings	3 years
Office renovation	3 years
Office equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

4.8	Lease

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Group has the right to obtain and direct substantially all of the economic benefits from the use of the identified asset throughout the period of use, the contract conveys the right to control the use of the identified asset.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property separately and lease liabilities in ‘loan and borrowings’ in the statement of financial position.

Short-term and low-value leases

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

4.9	Employee benefits

i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the years during which related services are rendered by employees.

ii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or other plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iii)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

4.10	Revenue

The Group recognizes revenue as or when it satisfies its performance obligations. The Group earns revenue predominantly from the following services:

i)	Revenue by segment

a)	Cleaning Service

The Group provides customizable professional cleaning solution services based on requirements set by clients and/or the authorities, including but not limited to commercial cleaning for offices & schools, hospitality cleaning for hotels, shopping malls and retail, pest control services and etc. The Group also offer cleaning robots and machines for better cleaning performance by deploying the robots at designated premises.

The cleaning service promises including providing cleaning personnel, supply of equipment and material, floor treatment service and etc. During the process of providing cleaning services, the customers cannot benefit from the single promise. Therefore, the Group identifies only one performance obligation that is to providing cleaning service to the customer as the promises are not distinct in accordance with IFRS 15.27(a).

The consideration of providing cleaning services is either based on the incentive payment model works by pegging the monthly pay-outs to the performance score of the cleaning services as stipulated in the contract or based on attendance payment model works by the combination of the number of cleaners actually attended and the corresponding workday pay rate. The Group has provided cleaning services since 2018 and has long-term cooperation experience with hotels, shopping malls and etc. Thus, the Company has accumulated sufficient experience on monitoring the progress in providing cleaning services and will adjust the estimated consideration on a timely manner. Therefore, there is no significant constraining estimates of variable consideration.

The Group recognizes revenue on a gross basis as the Group is acting as a principal in these services and is responsible for fulfilling the promises to provide the specified cleaning services.

The Group provides cleaning services, customers simultaneously receive and consume the benefits and it is determined that the performance obligation is satisfied over time. In addition, since it is determined that customers receive equal benefits over the service periods from the cleaning services, revenue from cleaning services is recognized on a straight-line method over the service period.

ii)	Manpower outsourcing service

The Group enters into contracts with corporate customers to provide manpower outsourcing services, arranging casual workers with corresponding abilities and qualifications on demand to fulfil corporate customers’ various operation needs. The Group identifies only one performance obligation in manpower outsourcing services as the contract comprises of a series of distinct services that are substantially the same and have the same pattern of transfer to the corporate customers, which is to provide casual workers in accordance with the demand of corporate customers.

The contract consideration is determined by the hours casual workers have worked times their workday pay rate. Revenue from manpower outsourcing services is recognized over time as the Group has an enforceable right to payment for performance completed to date.

The contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after monthly reconciliation of service considerations with the Group.

Principal versus agent considerations

For the manpower outsourcing services provided, the Group considers itself the principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

●	The Group reserves the right to accept or reject the contracts or orders with the customers without involvement of the casual workers and directs the selected casual workers to provide services to the customers on the Group’s behalf. There is no direct cooperation relationship between the casual workers and the customers. The Group assumes responsibility for receiving and resolving the complaints over the quality of the services. If the casual workers fail to deliver their work and thus affect the Group’s performance obligation to the corporate customers, the Group should bear the loss of the corporate customers for breach of contract on its own, and then independently claim for compensation from casual workers for its loss.

●	The Group has discretion in setting up the price. The involved casual workers are entitled to a fixed services fee agreed upon in advance irrespective of the consideration the Group collects from the customers.

●	The Group bears the credit risk as the Group pays the consideration due to casual workers irrespective of whether the customers have paid the services consideration to the Group.

4.11	Government grants

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

4.12	Expenses

The main components of the Group’s expenses by functions are as follows:

i)	Cost of revenue comprises expenses directly or indirectly attributable to the Group’s cleaning service and manpower outsourcing services and primarily consists of carrying amount of daily necessities used directly to perform cleaning and related tasks, cleaning staff cost and associated benefits, payments to casual workers where the Group is responsible for manpower services to corporate customers, and payment processing fees.

ii)	Sales and marketing primarily consist of advertising costs, meal and entertainment fee, recruitment expenses and transportation expenses.

iii)	General and administrative expenses primarily consist of compensation costs for executive management and administrative personnel, occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, fine and allocation of associated corporate costs such as depreciation of right-of-use assets.

4.13	Finance costs

The Group’s finance costs include:

●	interest expenses

Interest expense is recognized using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability.

4.14	Related parties

For the purpose of these consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

4.15	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Group believes that its accruals for income tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact income tax expense in the period that such a determination is made.

4.16	Earnings per share

The Group presents basic and diluted earnings per share data for its shares. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted-average number of shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential shares.

4.17	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The operating results are reviewed regularly by the Group’s chief executive officer (the Chief Operating Decision Maker or “CODM”) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Group has two operating segments, which is cleaning services segment and manpower outsourcing services, respectively. Segment results that are reported to the Group’s CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets and head office expenses.

4.18	Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

●	Lease Liability in a Sales and Leaseback (Amendments to IFRS 16)

●	Lack of Exchangeability (Amendments to IAS 21)

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

●	Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28) - Will be determined at a future date

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

5	CASH

	As of December 31, 2023	As of December 31, 2022
	USD	USD
Cash at banks	467,235	161,022
Cash in the consolidated statements of financial position	467,235	161,022

	2023	2022
	USD	USD
Cash in the consolidated statements of cash flows	467,235	161,022

The maximum exposure to credit risk at the end of the reporting period is the book carrying value of cash at banks.

6	TRADE RECEIVABLES

	As of December 31, 2023	As of December 31, 2022
	USD	USD
Trade receivables
Trade Receivables from cleaning service	3,981,025	2,632,481
Trade Receivables from manpower outsourcing services	3,056,917	1,523,256
Subtotal:	7,037,942	4,155,737
Allowance for expected credit losses	–	–
	7,037,942	4,155,737

i)	Trade receivable

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. No interest is charged on the outstanding balances.

ii)	Transfer of trade receivables

During 2020, the Group entered a trade receivable financing arrangement (“Arrangement”) with a financial institution (“Factor”). Pursuant to the terms of the arrangement, the Group sells amounts of its trade receivable balances to the Factor as absolute owner with full recourse against the Group. In accordance with IFRS 9, Financial Instruments (“IFRS 9”), the Group concluded that the transaction with the Factor represents a transfer of financial assets in which the Group retains effective control over the transferred trade receivables. As such it was determined that the transfer of financial assets should be recorded as a recourse liability. Furthermore, the Group shall continue to report the transferred financial asset in its consolidated statements of financial position with no change in the assets’ measurement. Accordingly, the Group records the trade receivables on its Consolidated Statement of Financial Position and records a recourse liability for the amount received from the Factor towards factored trade receivables. For non-notified customers, the arrangement with the Factor is such that the customers remit cash directly to the Group and the Group transfers the collected amounts to the Factor. For notified customers, the arrangement with the Factor is such that the customers remit cash directly to the Factor.

For non-notified customers, the Factor remits 75% of the trade receivable balance to the Group and the rate increased to 85% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,200,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further decreased by S$250,000 under Hong Ye Group Pte Ltd. based on the terms of variation with effect from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd.

For notified customers, the Factor remits 80% of the trade receivable balance to the Group and the rate increased to 90% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,300,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further increased by S$500,000 and decreased by S$250,000 under YY Circle (SG) Pte Ltd and Hong Ye Group Pte Ltd, respectively, based on the terms of variation with effective from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd.

As of December 31, 2023 and 2022, the Group recorded a recourse liability of $2,139,575 and $946,592, respectively, towards the factor which is included in current loans and borrowings on the consolidated statements of financial position. The cost of factoring is included as a component of finance cost in the accompanying consolidated statements of profit or loss and other comprehensive income. During the years ended December 31, 2023 and 2022 and 2021, the Group incurred $218,749 and $212,302 and $104,590 in factoring fee, respectively.

The following information shows the carrying amount of trade receivables at the reporting date that have been transferred but have not been derecognized and the associated liabilities.

	As of December 31, 2023	As of December 31, 2022
	USD	USD
Carrying amount of trade receivables transferred to an agent	3,552,836	2,317,102
Carrying amount of associated liabilities	2,139,575	946,592

iii)	Financial risk management

The exposure of trade receivables to credit risk is disclosed in Note 19.

7	PREPAYMENT AND OTHER CURRENT ASSETS

	As of December 31, 2023	As of December 31, 2022
	US$	US$
Current:
Deposits & Prepayment	370,370	394,078
Deferred IPO Cost*	2,039,513	-
Other Receivables	257,283	31,562
	2,667,166	425,649
Non-current:
Prepayment, non-current	18,656	-

Total prepayment and other assets	2,685,822	425,649

*	the balance of deferred IPO cost includes legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filling and print related costs, exchange listing costs, and road show related costs and other offering costs directly attributable to the Company’s initial public offering. It was subsequently charged against the gross proceeds from the Company’s initial public offering completed on April 22, 2024 as a reduction of share capital.

i)	Financial risk management

The exposure of prepayments and other current assets to credit risk is disclosed in Note 19.

8	RIGHT-OF-USE ASSETS

i)	Right-of-use assets

	Property	Office equipment	Motor Vehicle	Total
	USD	USD	USD	USD
Balance as at January 1, 2022	–	6,105	117,261	123,366
Addition	118,881	–	95,105	213,986
Depreciation	(59,440)	(1,390)	(66,522)	(127,352)
Effect of movement in exchange rates	–	32	619	651
As at December 31, 2022	59,441	4,747	146,463	210,651
Addition	-	-	52,664	52,664
Gain of lease early termination	-	-	(20,854)	(20,854)
Depreciation	(59,582)	(1,393)	(104,887)	(165,862)
Effect of movement in exchange rates	141	71	1,623	1,835
As at December 31, 2023	-	3,425	75,009	78,434

ii)	Amounts recognized in consolidated statements of profit or loss and other comprehensive income:

	2023	2022	2021
	USD	USD	USD
Interest on lease liabilities	10,088	12,280	9,208
Expenses relating to short-term lease and low value assets	292,897	224,731	195,910
Depreciation charge for right-of-use assets	165,862	127,352	133,005

iii)	Amounts recognized in statements of cash flows

	2023	2022	2021
	USD	USD	USD
Payment of lease liabilities	(178,040)	(133,382)	(143,549)

9	PROPERTY AND EQUIPMENT

i)	Reconciliation of carrying amount

	Cleaning machinery	Computers hardware	Furniture and fittings	Office renovation	Office equipment	Total
	USD	USD	USD	USD	USD	USD
Cost:
Balance as at January 1, 2022	784,494	379,113	46,318	76,553	12,382	1,298,860
Addition	103,341	8,772	–	–	–	112,113
Disposal	–	(102,707)	–	–	–	(102,707)
Effect of movement in exchange rates	4,142	2,002	245	404	65	6,858
Balance as at December 31, 2022	891,977	287,180	46,563	76,957	12,447	1,315,124
Addition	174,874	30,972	–	–	–	205,846
Disposal	–	–	–	–	–	–
Effect of movement in exchange rates	20,612	6,080	918	1,518	246	29,374
At December 31, 2023	1,087,463	324,232	47,481	78,475	12,693	1,550,344

Accumulated depreciation:
Balance as at January 1, 2022	436,761	299,669	46,225	76,553	12,308	871,516
Addition	186,092	26,946	93	–	75	213,206
Disposal	–	(53,065)	–	–	–	(53,065)
Effect of movement in exchange rates	2,306	1,582	245	404	64	4,601
Balance as at December 31, 2022	625,159	275,132	46,563	76,957	12,447	1,036,258
Addition	114,339	8,356	–	–	–	122,695
Disposal	–	–	–	–	–	–
Effect of movement in exchange rates	14,305	5,783	918	1,518	246	22,770
At December 31, 2023	753,803	289,271	47,481	78,475	12,693	1,181,723

Carrying amount:
At December 31, 2022	266,818	12,048	–	–	–	278,866
At December 31, 2023	333,660	34,961	–	–	–	368,621

ii)	Depreciation of property and equipment

Property and equipment is depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $ 122,695 (2022: $213,206 and 2021: $265,799).

The reviews performed in 2023 and 2022 and 2021 did not result in any changes in estimated useful life or residual value.

10	TRADE AND OTHER PAYABLES

	As of December 31, 2023	As of December 31, 2022
	USD	USD
Trade payables:
Amount due to third parties	891,797	519,958

Other payables:
Accrued payroll and pension	1,188,861	917,166
GST payables	633,743	362,120
Provision for taxation	117,835	87,822
Others	164,400	126,677
Total trade and other payables	2,996,636	2,013,743

These amounts are non-interest bearing. Trade payables are normally settled on 90 days’ terms.

Other payables relate to non-trade payables to third parties. They are non-interest bearing and have an average term of 3 months.

The exposure of trade and other payables to liquidity risk is disclosed in Note 19

11	LOANS AND BORROWINGS

	As of December 31, 2023	As of December 31, 2022
	USD	USD
Current:
Guaranteed bank loans, current portion	716,916	332,722
Recourse liability	2,139,575	946,592
Lease liabilities, current	69,135	147,474
Total current loans and borrowings	2,925,626	1,426,788

Non-current:
Guaranteed bank loans, non-current portion	523,607	503,286
Convertible notes - liability component	-	736,129
Lease liabilities, non-current	15,187	71,895
Total non-current loans and borrowings	538,794	1,311,310

Total loans and borrowings	3,464,420	2,738,098

i)	Terms and debt repayment schedule

	Original Currency	Principal amount	Year of origination	Year of Maturity	Interest rate	Repayment method	2023	2022
					%		USD	USD
Guaranteed bank loan	SGD	400,000	2020	2025	2.75	Monthly repayment	116,071	173,958
Guaranteed bank loan	SGD	85,000	2019	2023	7	Monthly repayment	-	16,059
Guaranteed bank loan	SGD	185,000	2019	2024	10.88	Monthly repayment	31,692	61,664
Guaranteed bank loan	SGD	1,200,000	2020	2025	2.5	Monthly repayment	300,588	475,025
Guaranteed bank loan	SGD	300,000	2020	2025	3.75	Monthly repayment	64,859	109,302
Guaranteed bank loan	SGD	450,000	2023	2028	8.00	Monthly repayment	207,045	-
Guaranteed bank loan	SGD	300,000	2023	2026	7.75	Monthly repayment	187,864	-
Guaranteed bank loan	SGD	50,000	2023	2028	8.25	Monthly repayment	34,264	-
Guaranteed bank loan	SGD	100,000	2023	2028	8.28	Monthly repayment	67,450	-
Guaranteed bank loan	SGD	50,000	2023	2026	10.38	Monthly repayment	31,429	-
Guaranteed bank loan	SGD	300,000	N/A	2026	8.80	Monthly repayment	199,261	-
Recourse liability	SGD	N/A	N/A	N/A	4.8 – 5.3	Maturity upon 90-120 days	2,139,575	946,592
Convertible loan	SGD	1,000,000	2022	2024	8	Upon maturity date	-	736,129
Lease liabilities	SGD/MYR	N/A	2019-2022	2023-2026	2.99 - 8.21	Monthly Repayment	84,322	219,369
Total interest-bearing liabilities							3,464,420	2,738,098

The guaranteed bank loans are guaranteed by Mr. Fu XiaoWei and Ms. Zhang Fan, the CEO of the Group and his spouse.

The weighted average effective interest rates per annum of guaranteed bank loans is 7.12%.

Subsequently to the date of issuance of the consolidated financial statements, all the guaranteed bank loans were repaid upon maturity without default.

ii)	Convertible loan

USD
Proceeds from issue of convertible loan	743,273
Transaction costs	–
Net proceeds	743,273
Amounts classified as equity	(7,587)
Accreted interest	1,576
Effect of movement in exchange rates	(1,133)
Carrying amount of liability at December 31, 2022	736,129
Conversion with Class A shares	(728,526)
Effect of movement in exchange rates	(7,603)
Carrying amount of liability at December 31, 2023	–

The convertible loan was issued to a third party on February 23, 2022 (“Disbursement Date”) with an amount of $743,273 (SGD 1,000,000). The convertible loan bears an interest rate of 8% per annum and will be mature on February 22, 2024 (“Maturity Date”).

●	From disbursement date to maturity date, the third party shall have the right but not the obligation to convert all (and not some) of the convertible loan into the Company’s shares.

●	If the convertible loan has not been converted at maturity date, the Company shall repay to the third party the loan principal amount plus the accrued interest.

●	The rights and obligations under the convertible loan may only be transferred with the written approval of the Company.

On February 28, 2023, the third party elected to convert all the principal amount into 1,911,170 of the Company’s class A shares.

iii)	Reconciliation of movements of liabilities to cash flows arising from financing activities

	Guaranteed bank loans	Lease liabilities	Total
	USD	USD	USD
Balance at January 1, 2023	836,008	219,369	1,055,377
Changes from financing cash flows
Proceeds from guaranteed bank loans	931,862	–	931,862
Payment of guaranteed bank loans	(550,426)	–	(550,426)
Payment of lease liabilities	–	(178,040)	(178,040)
Interest paid – Note 16	(89,903)	–	(89,903)
Total changes from financing cash flows	291,533	(178,040)	113,493
Effect of changes in foreign exchange rates	23,079	1,955	25,034
Other changes	–	–	–
Liability-related
Recognition of lease liabilities	–	52,664	52,664
Derecognition of lease liabilities	–	(21,714)	(21,714)
Interest expense – Note 16	89,903	10,088	99,991
Total liability-related other changes	–	41,038	41,038
Balance at December 31, 2023	1,240,523	84,322	1,324,845

	Guaranteed bank loans	Convertible loan	Lease liabilities	Share capital/ premium	Equity component of convertible loan	Total
Balance at January 1, 2022	1,329,756	–	128,924	1,015,587	–	2,474,267
Changes from financing cash flows
Proceeds from issue of class A shares	–	–	–	212,450	–	212,450
Proceeds from issue of a convertible loan	–	735,686	–	–	7,587	743,273
Proceeds from guaranteed bank loans	1,603,768	–	–	–	–	1,603,768
Repayment of guaranteed bank loans	(2,091,971)	–	–	–	–	(2,091,971)
Interest paid – Note 15	(60,786)	–	–	–	–	(60,786)
Payment of lease liabilities	–	–	(133,382)	–	–	(133,382)
Total changes from financing cash flows	(548,989)	735,686	(133,382)	212,450	7,587	273,352
Effect of changes in foreign exchange rates	55,241	(1,133)	2,932	–	–	57,040
Other changes
Liability-related
Recognition of lease liabilities	–	–	208,615	–	–	208,615
Interest expense – Note 15	–	1,576	12,280	–	–	13,856
Total liability-related other changes	–	1,576	220,895	–	–	222,471
Balance at December 31, 2022	836,008	736,129	219,369	1,228,037	7,587	3,027,130

	Guaranteed bank loans	Lease liabilities	Total
	USD	USD	USD
Balance at January 1, 2021	1,540,375	261,275	1,801,650
Changes from financing cash flows
Proceeds from guaranteed bank loans	719,868	–	719,868
Payment of guaranteed bank loans	(897,813)	–	(897,813)
Payment of lease liabilities	–	(143,549)	(143,549)
Interest paid – Note 15	(55,810)	–	(55,810)
Total changes from financing cash flows	(233,755)	(143,549)	(377,304)
Effect of changes in foreign exchange rates	23,136	(4,963)	18,173
Other changes
Liability-related
Recognition of lease liabilities	–	6,953	6,953
Interest expense	–	9,208	9,208
Total liability-related other changes	–	16,161	16,161
Balance at December 31, 2021	1,329,756	128,924	1,458,680

iv)	Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate and liquidity risk) is disclosed in Note 19.

12	CAPITAL AND RESERVES

i)	Share capital

	2023			2022			2021
	Number of Class A shares	Number of Class B shares	USD	Number of Class A shares	Number of Class B shares	USD	Number of Class A shares	Number of Class B shares	USD
Issued and fully paid:
Shares
As at the beginning of year	30,588,830	5,000,000	1,228,037	23,792,943	5,000,000	1,015,587	23,792,943	5,000,000	1,015,587
Issuance of shares	800,000	-	1,600,000	6,795,887	-	212,450	-	-	-
Conversion of a convertible loan	1,911,170	-	736,113
As at end of year	33,300,000	5,000,000	3,564,150	30,588,830	5,000,000	1,228,037	23,792,943	5,000,000	1,015,587

Holders of class A shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The holder of class B shares is not entitled to dividends as declared from time to time and is entitled to twenty (20) vote per share at general meeting of the Company.

In September 2022, the general meeting of shareholders approved the issue of 6,750,881 class A shares at a price of S$1.00 per share (2021: nil).

Additionally, 22,503 and 22,503 class A shares were issued as a result of the establishment of YY Circle Sdn Bhd and Hong Ye Maintenance (MY) Sdn Bhd on July 22, 2022 and November 8, 2022, respectively.

On February 21, 2023, the Group issued 800,000 class A shares to V Capital Quantum Sdn Bhd at a price of $2.00 per shares in exchange for the IPO related consultation service fee received for the year ended December 31, 2023. The Company recognized it as deferred IPO cost over the service period.

On February 28, 2023, the Group and Mr. Tan Soo Seng (“Lender”) agreed and signed a Notice to terminate the Convertible Loan Agreement, with effect on February 28, 2023. The Company issued 1,911,170 or 4.99% class A shares under the Company to the Lender.

ii)	Nature and purpose of reserves

a)	Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

13.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share attributable to shareholders for the years ended December 31,

	2023	2022 (As revised2)	2021 (As revised2)
	USD	USD	USD
Profit for the year	864,037	761,340	362,860
Less: Income (loss) attributable to non-controlling interests	11,703	(288)	-
Profits for the year attributable to shareholders	852,334	761,628	362,860
Basic weighted-average shares outstanding	37,877,099	30,674,250	28,792,943

Basic earnings per share attributable to shareholders	0.02	0.02	0.01
Diluted weighted-average shares outstanding	37,877,099	32,690,039	28,792,943
Diluted earnings per share attributable to shareholders	0.02	0.02	0.01

14	SEGMENT REPORTING

i)	Basis for segmentation

The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.

The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Cleaning service	Acting as a contractor to provide long-term cleaning service to the client, the cleaning services are mainly provided to the hotels and shopping mall, including the areas of toilet, common area, bin center, elevator and etc.
Manpower outsourcing services	Providing casual workers by comprehensively understanding the corporate customers’ requirements and matching their requirements with qualified casual workers from various kinds of work including, but not limited to, Food & Beverage Crews, Kitchen helper, retail assistant and etc.

ii)	Information about reportable segment

The CODM evaluates operating segments based on revenue and Segment profit (loss). Total revenue for reportable segments equals consolidated revenue for the Group. Segment profit is defined as net profit or loss of each operating segment excluding the unallocated overhead cost.

	Cleaning	Manpower	Unallocated	Total
	USD	USD	USD	USD
2023
Segment Revenue	18,565,897	13,206,389	–	31,772,286
Cost of revenue	(17,156,622)	(10,963,884)	–	(28,120,506)
Other income	1,212,231	618,668	–	1,830,899
Selling and marketing expenses	(46,188)	(145,394)	–	(191,582)
General and administrative expenses	(904,227)	(606,278)	(2,335,862)	(3,846,367)
Other expenses	(14,214)	(13,567)	-	(27,781)
Finance cost	(160,662)	(58,086)	(109,862)	(328,610)
Income tax expenses	(133,672)	(90,630)	–	(224,302)
Segment Profit (loss)	1,362,543	1,947,218	(2,445,724)	864,037

2022 (As revised2)
Segment Revenue	13,221,770	6,800,759	–	20,022,529
Cost of revenue	(11,899,993)	(5,550,138)	–	(17,450,131)
Other income	1,899,039	53,381	–	1,952,420
Selling and marketing expenses	(62,328)	(263,350)	–	(325,678)
General and administrative expenses	(746,604)	(77,997)	(2,084,566)	(2,909,167)
Other expenses	(57,111)	(2)	–	(57,113)
Finance cost	(285,368)	-	(44,002)	(329,370)
Income tax expenses	(107,220)	(34,930)	–	(142,150)
Segment Profit (loss)	1,962,185	927,723	(2,128,568)	761,340

2021 (As revised2)
Segment Revenue	12,458,390	5,002,383	–	17,460,773
Cost of revenue	(11,396,564)	(3,765,821)	–	(15,162,385)
Other income	812,554	183,539	–	996,093
Selling and marketing expenses	(73,846)	(115,296)	–	(189,142)
General and administrative expenses	(576,479)	(74,872)	(1,925,848)	(2,577,199)
Other expenses	(10,362)	(18)	–	(10,380)
Finance cost	(169,608)	–	–	(169,608)
Income tax (expenses) benefit	(7,963)	22,671	–	14,708
Segment Profit (loss)	1,036,122	1,252,586	(1,925,848)	362,860

Revenue reported above represents revenue generated from external customers. There were inter-segment sales of $281,656 and $253,541 and $222,995 for the years ended December 31, 2023 and 2022 and 2021 respectively.

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore. Other non-current assets such as right-of-use assets are predominantly regional assets that are not attributed to a segment.

Segment assets and liabilities

	Cleaning	Manpower	Unallocated	Total
	USD	USD	USD	USD
2023
Total Assets	4,746,652	3,627,009	2,296,429	10,670,090
Total Liabilities	4,151,935	1,256,192	1,120,450	6,528,577

2022 (As revised)
Total Assets	4,225,542	1,215,619	326,621	5,767,782
Total Liabilities	3,334,951	325,222	1,165,960	4,826,133

Geographic allocation

All business units of the Group are operating in Singapore and Malaysia. The Group allocates revenue on the basis of the location of the customer. The geographic revenue generates majority from Singapore, while less than 10% of the Group’ revenue generated from Malaysia.

15	INCOME AND EXPENSES

i)	Other income

	2023	2022	2021
	USD	USD	USD
Government grant income*	1,207,154	1,952,418	996,026
Other operating income**	455,943	-	-
Others	167,802	2	67
Total other income	1,830,899	1,952,420	996,093

*	Government grant income was provided by the Singapore Government under the Job Support Scheme and Jobs Growth Incentives.

**	Other operating income was related to a license grant fee charge to YY Circle (Thailand) Ltd and YY Circle (HK) Pte Ltd, which are unrelated parties with the Company.

ii)	Other expenses

	2023	2022	2021
	USD	USD	USD
Late charges & fine	(27,781)	(8,718)	(10,380)
Loss on disposal of property and equipment	-	(48,395)	-
Total other expenses	(27,781)	(57,113)	(10,380)

iii)	Expenses by nature

Total cost of revenue, selling and marketing expenses, general and administrative expenses include expenses of the following nature:

	2023	2022 (As revised2)	2021 (As revised2)
	USD	USD	USD
Advertisement and promotions	191,582	325,678	189,142
Depreciation	288,557	340,558	398,804
Legal and professional fee	584,145	40,727	16,254
Office expenses	216,332	141,870	167,175
Rental of equipment and others	292,897	224,730	195,910
Staff expenses and wages	27,172,767	17,938,407	15,511,366
Transportation	90,737	42,653	22,481
Insurance expenses	237,097	116,607	-
Other operating expenses	3,084,341	1,513,746	1,427,594
Total cost of revenue, selling and marketing expenses, general and administrative expenses.	32,158,455	20,684,976	17,928,726

16	FINANCE COST

	2023	2022 (As revised)	2021
	USD	USD	USD
Fees from trade receivable factoring	218,749	212,302	104,590
Interest expenses from lease liabilities	10,088	12,280	9,208
Interest expenses from guaranteed bank loans	89,903	60,786	55,810
Interest expenses of convertible loan	9,870	44,002	-
Total finance cost	328,610	329,370	169,608

17	INCOME TAX EXPENSES / (BENEFIT)

	2023	2022 (As revised2)	2021 (As revised2)
	USD	USD	USD
Current Tax Expense
Current year	115,833	107,355	13,829
Changes in estimates related to prior years	30,607	-	-
Deferred tax expense/(credit)
Origination and reversal of temporary difference	77,862	34,795	(28,537)
Income tax expenses/(benefit)	224,302	142,150	(14,708)

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the Singapore’s standard rate of income tax as follows:

	2023	2022 (As revised2)	2021 (As revised2)
	USD	USD	USD
Reconciliation between tax expenses and accounting profit at applicable tax rate
Profit before tax	1,088,339	903,490	348,152
Tax at the domestic rates applicable to profits in the countries where the Group operates	185,018	153,593	59,185
Difference from the effect of tax rates in a foreign jurisdiction	10,583	(292)	12,058
Non-deductible expenses	11,084	1,483	(72,982)
Other Non-taxable Income	(12,990)	(12,634)	(12,969)
Changes in estimates related to prior years	30,607	-	-
Income tax expenses (benefit)	224,302	142,150	(14,708)

	2023	2022 (As revised)
	USD	USD
Deferred tax assets
Tax losses carried forward	11,734	77,063
Lease liability	14,335	37,293
Deferred tax liabilities
Right-of-use assets	13,334	35,811
Depreciation	11,997	-

Net deferred tax assets	738	78,545

Movement in deferred tax liabilities:

	Accelerated tax depreciation	Right-of-use assets	Total
	USD	USD	USD
Balance at January 1, 2022 (As revised2)	-	(20,972)	(20,972)
Recognized in profit or loss	-	(14,358)	(14,358)
Effect of movement in exchange rates	-	(481)	(481)
Balance at December 31, 2022 and January 1, 2023 (As revised2)	-	(35,811)	(35,811)
Recognized in profit or loss	(11,793)	22,789	10,996
Effect of movement in exchange rates	(204)	(312)	(516)
Balance at December 31, 2023	(11,997)	(13,334)	(25,331)

Movement in deferred tax assets:

	Accelerated tax depreciation	Tax losses carried forward	Lease liability	Total
	USD	USD	USD	USD
Balance at January 1, 2022 (As revised2)	5,261	107,460	21,917	134,638
Recognized in profit or loss	(5,156)	(30,158)	14,877	(20,437)
Effect of movement in exchange rates	(105)	(239)	499	155
Balance at December 31, 2022 and January 1, 2023 (As revised2)	-	77,063	37,293	114,356
Recognized in profit or loss	-	(65,567)	(23,291)	(88,858)
Effect of movement in exchange rates	-	238	333	571
Balance at December 31, 2023	-	11,734	14,335	26,069

The deferred tax assets is mainly recognized in respect of temporary differences effected by net operating losses. As of December 31, 2023 and 2022, the Company had temporary difference of lease liability of $84,322 and $219,369 respectively, mainly from the Company’s Singapore subsidiaries Hong Ye Group Pte Ltd. As of December 31, 2023 and 2022, the Company had net operating losses carry forward of $24,863 and $407,552, respectively, mainly from the Company’s Singapore subsidiaries YY Circle (SG) Pte Ltd. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely. Due to the Singapore subsidiaries’ operating history of turning losses into profits, the Company is certain that these net operating losses can be utilized. As a result, the Company provided a 100% recognition on deferred tax assets of $738 and $78,545 as of December 31, 2023 and 2022, respectively.

18	RELATED PARTIES

i)	Transactions with key management personnel

a)	Key management personnel compensation

Compensation to Directors and executive officers of the Group comprised the following:

	2023	2022	2021
	USD	USD	USD
Short-term employee benefits	449,068	503,155	460,475

b)	Key management personnel transactions

The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or significant influence were as follows.

	Transaction values for the years ended December 31,			Balance outstanding as at December 31,
	2023	2022	2021	2023	2022
	USD	USD	USD	USD	USD
(Repayment from)/loan to a shareholder, net	(458,403)	1,035,306	(870,102)	-	457,312
Interest paid by a shareholder on behalf of the Company*	(59,559)	-	-	(59,559)	-
Rental expenses to a related party and rental payable to a director**	31,311	25,769	31,258	(2,654)	(74,292)

*	The CEO paid the interest of convertible note on behalf of the Company on March 1, 2023 with an amount of $59,559.

**	Amount due to this related party represents the lease payable to the employee dormitory rented from a director.

ii)	Other related party transactions

	Transaction values for the years ended December 31,			Balance outstanding as at December 31,
	2023	2022	2021	2023	2022
	USD	USD	USD	USD	USD
Advance to a related party	-	25,167	744	-	27,253
Upkeeping and maintenance service provided by a related party and payable to a related party	(40,083)	(26,659)	-	(5,308)	(27,253)
Payment on behalf of the Company by a related party	-	-	(60,394)	-	(60,351)
Landscape crew outsourcing service provided to a related party and receivable from a related party	32,153	-	60,394	31,298	60,351
Outdoor landscape service provided by a related party and payable to a related party	(6,143)	-	-	-	-
YY App license grant service provided to a related party and receivable from a related party	111,823	-	-	-	-

*	Both of the transactions are provided by/to the same related party. The Company and the related party signed an agreement on December 31, 2022 to offset the balances of $27,253.

**	Both of the transactions are provided by/to the same related party. The Company and the related party signed an agreement on December 31, 2022 to offset the balances of $60,351.

19	FINANCIAL INSTRUMENTS

i)	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

a)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Group management establishes policies and procedures around risk identification, measurement and management; and setting and monitoring risk limits and controls, in accordance with the objectives and underlying principles in the risk management framework approved by the Board of Directors. Risk management policies and procedures are reviewed regularly to reflect changes in market conditions and the Group’s activities.

b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables, prepayment other current assets and cash.

At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimize credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorize exposures according to their degree of risk of default. The finance team uses publicly available financial information assesses the financial strength of its customers and the Group’s own historical repayment records to rate its major customers and debtors. as a consequence, the Group believes that its accounts receivable credit risk exposure is limited.

In addition, the Company has a sizable customer base which minimizes the concentration of credit risk and the aggregate value of transactions concluded is spread amongst approved counterparties. The Company does not have any customers’ receivable which account for more than 10% of total accounts receivable. No impairment losses on financial assets were recognized in profit or loss for the years ended December 31, 2023 and 2022.

The aging of trade receivables and prepayments and other current assets were as follows:

	Total	Current (≤ 30 days)	31-60 days	61-90 days	≥91 days
Trade receivables	4,155,737	3,420,967	439,602	104,473	190,695
As at December 31, 2022	4,155,737	3,420,967	439,602	104,473	190,695

Trade receivables	7,037,942	5,767,145	625,375	238,034	407,388
As at December 31, 2023	7,037,942	5,767,145	625,375	238,034	407,388

Trade receivables factoring program

A subsidiary of the Company in Singapore has an agreement to factor, on a limited recourse basis, certain of its trade receivables up to a limit of S$4.5 million in exchange for advanced funding up to 90% of the principal value of the invoice as of December 31, 2023. The Company is charged a service fee of 0.35% based on the face value of the invoices assigned and interest rate of 7.00% per annum, based on the number of days between the funds release date and customer payment date. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the trade receivables, the Company receives cash proceeds and continues to service the trade receivables on behalf of the third-party financial institution. The program does not meet the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company retained substantially all the risks and rewards of ownership upon the factoring of a trade receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.

The Group does not have collateral in respect of outstanding trade receivables. The Group does not have trade receivables for which no allowance is recognized because of collateral.

The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount as at December 31,
	2023	2022
	USD	USD
Singapore	6,130,586	3,964,711
Malaysia	907,356	191,026
Total	7,037,942	4,155,737

c)	Liquidity risk

Risk management policy

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Management monitors rolling forecasts of the Group’s cash on the basis of expected cash flows. This is generally carried out by operating companies of the Group in accordance with practice and limits set by the Group. These limits vary by location to take into account the liquidity of the market in which the entity operates. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

The Group monitors its liquidity risk and maintains a level of cash balances deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows

As part of their overall liquidity management, the Group maintains sufficient levels of funds to meet its working capital requirements and financed mainly through the trade receivable factoring program and long-term guaranteed bank loans (see Note 10).

The following are the contractual maturities of financial liabilities considered in the context of the Group’s liquidity risk management strategy. The amounts are gross and undiscounted and include contractual interest payments.

For the years ending December 31,	2024	2025	2026	2027	2028	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2023
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed bank loans	762,332	398,609	119,429	27,856	10,119	–	1,318,345	77,822	1,240,523
Trade and other payables	2,996,636	–	–	–	–	–	2,996,636	-	2,996,636
Lease obligation	74,536	14,014	1,544	–	–	–	90,094	5,772	84,322
Total contractual obligations	3,833,504	412,623	120,973	27,856	10,119	–	4,405,075	83,594	4,321,481

d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risks

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of year end. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on guaranteed bank loans had been 100 basis points higher/lower and all other variables were held constant, the Group’s post-tax profit for the year would decrease/increase by approximately $10,792 (2022: $7,273).

Foreign exchange risk

The Group mainly operates in Singapore with majority of the transactions settled in SGD and USD. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the respective entities’ functional currencies.

Since SGD is pegged with USD, there are no significant foreign currency exposure for USD dominated financial assets and liabilities.

ii)	Capital management

The Group’s objectives in managing capital are to ensure that the Group will be able to continue as a going concern and to maintain an optimal capital structure so as to enable it to execute business plans and to maximize shareholder value. The Group defines “capital” as including all components of equity and external borrowings.

The capital management strategy translates into the need to ensure that at all times the Group has the liquidity and cash to meet its obligations as they fall due while maintaining a careful balance between equity and debt to finance its assets, day-to-day operations and future growth. Having access to flexible and cost-effective financing allows the Group to respond quickly to opportunities.

The Group’s capital structure is reviewed on an ongoing basis with adjustments made in light of changes in economic conditions, regulatory requirements and business strategies affecting the Group. The Group balances its overall capital structure by considering the costs of capital and the risks associated with each class of capital. In order to maintain or achieve an optimal capital structure, the Group may issue new shares from time to time, retire or obtain new borrowings or adjust the asset portfolio.

iii)	Accounting classification and fair values

The fair values of the Group’s financial instruments (other than convertible loan initially measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments.

The liability component of the convertible loan is recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was measured using Level 3 fair value.

The following table show the valuation techniques used in measuring Level 3 fair values for the convertible loan in the statement of financial position, as well as the significant unobservable inputs used.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Liability
Convertible loan	Discounted cash flows: The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.	The interest rate for the long-term borrowings without conversion right, which is 8.26% assessed by the management.	The interest rate will impact the cash flow for the following periods

The Group used the interest rate for the long-term borrowings without conversion right to calculate the cash flow, based on which, the Group determined the fair value of the liability component using the present value.

During the years ended December 31, 2023, 2022 and 2021, there were no transfers among instruments in level 1, level 2 or level 3.

20.	CONTINGENCIES

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

21	SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2023, up through May 14, 2024, which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements. Other than the events disclosed below:

On April 24, 2024, the Company closed the initial public offering (the “IPO”) of its 1,125,000 Class A ordinary shares, no par value (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275486), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 29, 2024. The Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “YYGH” on April 22, 2024.

On May 1, 2024 Mr. Fu Xiaowei transferred all the shares he owned in YY Circle (AU) Pty Ltd (“YY Circle (AU)”) to the Company with a consideration of $95, which was accounted for as a business combination under common control (“Transaction”). After the transaction, YY Circle (AU) became a majority owned subsidiary, with a remaining 5% of the company owned by Andrew Dvash.