Form 20-F
period 2024-12-31
YY Group Holding Ltd.
filed 2025-04-08
CIK 1985337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,930,250 Class A Ordinary Shares issued and 36,097,550 Class A Ordinary Shares outstanding and 5,000,000 Class B Ordinary Shares issued and outstanding as of December 31, 2024.

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

“YY Circle (MY)” means YY Circle Sdn Bhd.

“YY Circle (SG)” means YY Circle (SG) Private Limited.

“YY Circle (AU)” means YY Circle (AU) Pty Ltd.

“YY Circle (Cambodia)” means YY Circle (Cambodia) Co., Ltd

“YY Circle (Korea)” means YY Circle Korea Co., Ltd

“YY Circle (MY)” means YY Circle Sdn Bhd.

“YY Circle (Netherlands)” means YY Circle Netherlands B.V

“YY Circle (Perth)” means YY Circle (Perth) Pty Ltd

“YY Circle (SG)” means YY Circle (SG) Private Limited.

“YY Circle (UAE)” means YY Circle Human Resources Consultancies LLC

“YY Circle (UK)” means YY Circle UK Ltd

“YY Circle (VN)” means YY Circle (Vietnam) Company Limited.

YY Group Holding Ltd is a holding company with operations conducted in Singapore, Malaysia and other oversea region through its operating subsidiaries in respective countries. Our reporting currency is the U.S. Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Singapore dollars into U.S. dollars are based on the exchange rates set forth in the statistical release of Monetary Authority of Singapore (“MAS”). Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at a month-end spot rate of S$1.3446 to US$1.00 or an average rate of S$1.3792 to US$1.00 for the financial year ended December 31, 2022 amounts, a month-end spot rate of S$1.3186 to US$1.00 or an average rate of S$1.3414 to US$1.00 for the financial year ended December 31, 2023 amounts and a month-end spot rate of S$ 1.3603 to US$1.00 or an average rate of S$1.3380 to US$1.00 for the financial year ended December 31, 2024 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

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

Risks related to Our Business and Industry

●	Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. A non-renewal of these contracts could have a material adverse effect on our business, financial condition and results of operations (on page 4).

●	We depend on a small number of individuals who constitute our current management (on page 4).

●	Our industry is subject to extensive government regulation and the imposition of additional regulations could materially harm our future earnings (on page 4).

●	We may not be able to maintain and/or obtain approvals, licenses, and registrations necessary to carry on or expand our business (on page 4).

●	We may from time to time be subject to legal and regulatory proceedings and administrative investigations (on page 5).

●	Misconduct and errors by our employees could harm our business and reputation (on page 5).

●	We may incur employment related claims or other types of claims and costs that could materially harm our business (on page 5).

●	We operate in a highly competitive industry and may be unable to retain customer or market share (on page 6).

●	Our manpower outsourcing business model has a short cashflow conversion cycle (on page 6).

●	Our business model and growth strategy depend on our ability to attract users to our online platform in a cost-effective manner (on page 6).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (on page 7).

●	If we fail to adopt new technologies or adapt our platform and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected (on page 7).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (on page 7).

●	We may be unable to adequately protect our intellectual property and proprietary rights or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 8).

●	We rely on certain technology and software licensed from third parties (on page 8).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities (on page 9).

●	Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience (on page 9).

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 (on page 9).

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth (on page 10).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 10).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 10).

●	We are critically dependent on workers’ compensation insurance coverage at commercially reasonable terms, and unexpected changes in claim trends on our workers’ compensation may negatively impact our financial condition (on page 11).

●	We may not be able to successfully implement our business strategies and future plans (on page 11).

Risks related to our Securities

●	We may not maintain the listing of our Class A Shares on Nasdaq which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions (page 11).

●	The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors (page 12).
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline (page 12).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 13).

●	Short selling may drive down the market price of our Class A Shares (page 13).
●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 13).

●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 14).

●	As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders (page 14).

●	As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards (page 14).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law (page 15).

●	Certain judgments obtained against us by our shareholders may not be enforceable (page 15).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Shares less attractive to investors (page 16).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (page 16).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (page 16).
●	Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 16).

●

Further issuances of Class A Shares pursuant to the 2024 Employee Share Incentive Plan (“ESIP”) may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 17).

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

Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. For the fiscal years ended December 31, 2024, 2023, and 2022, our top five customers accounted for 28%, 35% and 24% of total revenue related to our manpower outsourcing services respectively. For the fiscal years ended December 31, 2024, 2023, and 2022, our top five customers accounted for 27%, 31% and 41% of total revenue related to our cleaning services respectively. Additionally, our business relationships with these key customers may be influenced by various factors beyond our control, such as changes in their business strategies, financial health, or industry dynamics. In the event that one or more of these customers were to face challenges or undergo structural changes that lead them to reassess their outsourcing and cleaning service needs, our revenue streams could be significantly disrupted should there be a non-renewal of these contracts. This could have a material adverse effect on our business, financial condition and results of operations.

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

Our success and ability to compete depends in part on our intellectual property. As at the date of this annual report, we have six (6) registered trademarks in Singapore of which one (1) is material to our business operations. Please refer to the section entitled “Business – Intellectual Property Rights” for more information on our intellectual property rights.

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

Our reporting currency is United States dollars and fees generated from our manpower outsourcing and cleaning business is denominated in Singapore dollars, Malaysian Ringgit and other currency. Therefore, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions.

We face the risk of loss or damage to our equipment due to fire, theft, or other natural disasters. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our insurance coverage may not be sufficient to cover all of our potential losses. If there are losses which exceed the insurance coverage or are not covered by our insurance policies, we will remain liable for any liability, debt or other financial obligation related to such losses. We do not have any insurance coverage for business interruptions.

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

As part of our business strategies and future plans, we intend to strengthen our market position in the Southeast Asian region, European region and continue development of our YY App as well as consider potential business opportunities through joint ventures. While we have planned such expansion based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to obtain the proper financing, favorable market conditions, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our services by existing and new customers in the future.

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

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI and Singaporean law. Even if our board of Directors decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Shares will likely depend entirely upon any future price appreciation of our Class A Shares. There is no guarantee that our Class A Shares will appreciate in value or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

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

Mr. Fu Xiaowei indirectly controls approximately 40.26% and 100% of our issued and outstanding Class A Shares and Class B Shares on December 31, 2024 respectively.

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

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under British Virgin Islands law are governed by the Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable

We are a British Virgin Islands company. Our operating subsidiaries were incorporated and are located in Singapore and Malaysia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands, Singapore, Malaysia and any other relevant Countries may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the British Virgin Islands, Singapore, Malaysia and any other relevant Countries, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders are subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

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

Further issuances of Class A Shares pursuant to the 2024 ESIP may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company.

The Company may issue more Class A Shares pursuant to the 2024 Employee Share Incentive Plan (“ESIP”). The issuance of additional Class A Shares may result in dilution to existing holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share. If we decide to issue more Class A Shares, it could potentially diminishing the influence and control of the existing holders of our Class A Shares over our company’s affairs.

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

Our 2023 and 2024 ESIP permits the grant of restricted shares. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure

Our Company was incorporated in the British Virgin Islands on February 21, 2023, under the Companies Act as a company with limited liability. The Company is authorized to issue an unlimited number of shares, divided into Class A Shares of no-par value, and Class B Shares of no-par value (up to a maximum of 5,000,000 Class B Shares). As of the date of this annual report, there are 40,080,250 Class A Ordinary Shares issued and 38,247,550 Class A Ordinary Shares outstanding and 5,000,000 Class B Ordinary Shares issued and outstanding. The Company began the year with 33,300,000 Class A Ordinary Shares and issued 1,125,000 Class A Ordinary Shares through its IPO. Additionally, the Company issued 3,300,000 Class A Ordinary Shares of the Company to certain employees, executive and individual consultants under the Company’s 2023 Share Incentive Plan and 205,250 total Class A Ordinary Shares to the employee of the Company as compensation for their continued service in the Company. During the year, the company also conducted a share buy-back of 1,832,700 Class A Ordinary Shares, resulting in the final outstanding share count at year-end. On February 3, 2025, the Company issued 2,150,000 Class A ordinary shares of the Company to certain employees, executive and consultants under the Company’s 2024 Share Incentive Plan.

Organization Chart

The chart below sets out our corporate structure.

Subsidiaries

A description of our subsidiaries is set out below.

YY Circle (SG)

On June 13, 2019, YYJOBS Pte. Ltd. was incorporated in Singapore as a private company limited by shares. It commenced business on June 13, 2019 and is principally engaged in the provision of manpower outsourcing services to our customers via the YY App. On July 24, 2019, YYJOBS Pte. Ltd. changed its company name to YYLIFE Pte. Ltd. On November 29, 2022, YYLIFE Pte Ltd changed its corporate name to YY Circle (SG). As part of a group reorganization on August 1, 2023, YY Circle (SG) became a wholly owned subsidiary of our Company.

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

YY Circle (AU)

On June 14, 2023, YY Circle (AU) Pty Ltd (“YY Circle (AU)”) was incorporated in New South Wales, Australia as a proprietary company limited by shares.

On January 12, 2024, Mr. Samuel Nicolas Astbury, the former director of YY Circle (AU) transferred 100% shares to Mr. Andrew Dvash.

On March 1, 2024, Mr. Andrew Dvash, who is a director of YY Circle (AU) transferred 95% of shares to the Group CEO Mr. Fu Xiaowei.

On May 1, 2024, Mr. Fu Xiaowei transferred all the shares to our Company. YY Circle (AU) became a majority owned subsidiary, with a remaining 5% of the company owned by Andrew Dvash.

On July 1, 2024, Mr. Andrew Dvash formally resigned as a director of YY Circle (AU) and transferred his 5% shareholding to Mr. Fu Xiaowei. Concurrently, Mr. Fu Xiaowei was appointed as a director of YY Circle (AU).

On July 29, 2024, Mr. Ricky Walker was appointed as a director of YY Circle (AU) and received a transfer of 5% shareholding from Mr. Fu Xiaowei. Subsequently, on July 31, 2024, Mr. Fu Xiaowei resigned from his position as a director of YY Circle (AU).

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

YY Circle (Cambodia)

On July 9, 2024, YY Circle (Cambodia) Co., LTD (“YY Circle (Cambodia)”) was incorporated in Cambodia as a limited liability company with multiple members by shares. YY Circle (Cambodia) commenced business on July 9, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (Cambodia) is 50% owned by our subsidiary YY Circle (SG) which holds controlling interest. The remaining 50% of the company is owned by Cambodian Investment Management Holding Co., LTD.

YY Circle (UAE)

On July 15, 2024, YYCIRCLE HUMAN RESOURCES CONSULTANCIES LLC (“YY Circle (UAE)”) was incorporated in UAE as a limited liability company with multiple members by shares. YY Circle (UAE) commenced business on July 15, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (UAE) was initially majority owned by Group CEO, Mr. Fu Xiaowei, with the remaining 5% of the company owned by Mr. Ramy Mahmoud Kamel Attia, who is also a director of YY Circle (UAE).

On December 16, 2024, Mr. Fu Xiaowei transferred all his shares to YY Group Holding Limited, resulting in YY Circle (UAE) becoming a majority-owned subsidiary of YY Group Holding Limited. Mr. Ramy Mahmoud Kamel Attia continues to hold 5% of the shares and remains a director of YY Circle (UAE).

Mediaplus Limited

On July 29, 2024, Mediaplus Limited was officially incorporated in the British Virgin Islands (BVI). As a wholly-owned subsidiary of YY Group Holding Limited, this incorporation marks a strategic milestone in YY Group’s expansion and diversification initiatives. On January 2, 2025, Mediaplus Limited acquired 54% of the shares in Mediaplus Venture Group Pte Ltd, thereby becoming the majority owner of the company.

YY Circle (Korea)

On July 29, 2024, YY Circle Korea Co., Ltd (“YY Circle (Korea)”) was incorporated in Korea as a limited liability company with multiple members by shares. YY Circle (Korea) commenced business on July 29, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (Korea) is a majority owned by the company, with a remaining 5% of the company owned by Kim In Soo, who is a director of YY Circle (Korea).

YY Circle (UK)

On August 3, 2024, YY Circle UK LTD (“YY Circle (UK)”) was incorporated in England and Wales as a limited liability company with multiple members by shares. YY Circle (UK) commenced business on August 3, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (UK) is a majority owned by the company, with a remaining 5% of the company owned by Alper Zan, who is a director of YY Circle (UK).

YY Circle (Perth)

On October 15, 2024, YY Circle (Perth) Pty Ltd (“YY Circle (Perth)”) was incorporated in Perth as a limited liability company with multiple members by shares. YY Circle (Perth) commenced business on October 15, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (Perth) is a majority owned by the company, with a remaining 5% of the company owned by Wai Yip Yuen, who is a director of YY Circle (Perth).

YY Smart Tech Pte Ltd

On December 2, 2024, YY Smart Tech Pte Ltd was incorporated in Singapore as a limited liability company with multiple members by shares. YY Smart Tech Pte Ltd commenced business on December 2, 2024 and is principally established to consolidate and enhance the company’s IT services. YY Smart Tech Pte Ltd is a majority owned by the company, with a remaining 20% of the company owned by Qin Qin, who is a director of YY Smart Tech Pte Ltd.

YY Circle (Netherlands)

On December 18, 2024, YY Circle Netherlands B.V (“YY Circle (Netherlands)”) was incorporated in Netherlands as a limited liability company with multiple members by shares. YY Circle (Netherlands) commenced business on December 18, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (UAE) is a majority owned by the company, with a remaining 5% of the company owned by KSK Group International B.V.

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

4.B. Business Overview

Overview

We are a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services founded in Singapore. Through our subsidiaries, we provide enterprise manpower outsourcing and smart cleaning services in Singapore, Malaysia and other Countries.

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

Our business strategy

●

Leveraging our extensive network of employers and job seekers. Our approach entails gaining a competitive edge by leveraging our extensive network which includes over 346 employers, and over 519,228 registered users as of December 31, 2024 - a number that is consistently growing. Through data analytics, we can analyze user preferences and behavior to facilitate job matching, using this data to capture a larger share of the market.

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

Our Services

Manpower Outsourcing service

We aim to become a leading online marketplace for manpower outsourcing and job matching in the Southeast Asian region and European region. We hope to achieve this by enabling flexibility of job matching between users (job seekers) and customers (employers).

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

Our primary revenue source comes from the fees charged to our customers, for successfully recruiting users through our platform. As a promotional initiative to encourage more customers to post on our platform, our customers are able to list available full-time jobs on our platform for free. The fee charges only apply for ad hoc job postings. For our ad hoc job postings, these fees are charged on a cost-plus basis, which means that we receive a fixed salary per hour per user from our customers, and we charge a fee for the difference between what our customer pays us and what we pay the user. We derive approximately 15% gross profit margin from the outsourcing fees charged to customers for each successfully recruited user. However, from time to time, during the university or high school holiday period, the rate given to users might be lower due to a higher supply of users available to work during that period, which in turn further boosts our margins.

For the fiscal years ended December 31, 2024, 2023 and 2022, the manpower outsourcing service segment generated approximately US$17.8 million, US$13.2 million and US$6.8 million, which constitutes approximately 43.2%, 41.6% and 34.0% of our total revenue respectively. Manpower outsourcing has been and will continue to be a growth area for us, as we believe that our customers will become increasingly reliant on manpower outsourcing platforms like YY App to list and search for part time workers, coupled with the help of our technology and expertise to help them find the most suitable users to meet our customer’s manpower needs.

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

App Interfaces. Our YY App provides one interface for users looking for job openings, and another for our customers. The YY App is localized for each of the jurisdictions that we currently operate in, which currently consists of Singapore, Malaysia and other Countries.

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

From May 13, 2019 to December 31, 2024, the top 3 features browsed were Ad-hoc jobs, Artificial Intelligence Full Time Jobs and News Feed. All of these features work together to allow users, both serious and casual job seekers alike, to not only find work but also access a range of convenient features that make their lives easier. Screen time data is valuable for us as it helps us understand user preferences and improve our user experience and user interface. By analyzing the time spent by different age groups, we can enhance our platform and attract more users through positive word-of-mouth.

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

Cleaning Service

We provide a comprehensive range of professional cleaning and janitorial services to meet the specific needs of our customers pursuant to applicable regulatory requirements. With years of experience in the industry, we have developed a reputation for delivering high-quality services that are tailored to the unique needs of our customers. The range of services we offer includes commercial cleaning for offices and schools, hospitality cleaning for hotels and shopping centers, industrial cleaning, facade cleaning, disinfection services, stewarding services for MICE and banquets, and pest control services. For the fiscal year ended December 31, 2024, we provided 612 cleaning service crew to our customers. For the fiscal year ended December 31, 2023, we provided 737 cleaning service crew to our customers. For the fiscal year ended December 31, 2022, we provided 639 cleaning service crew to our customers. This decrease in cleaning service crew is mainly due to the expiring and renewal of contracts and the Company’s heavier reliance on technology to reduce the headcount required at the cleaning sites.

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

The YY Smart iClean App can track all attendance, daily tasks, and performance of cleaners which are important statistics that are easily accessible by both supervisors and cleaning staff. It also consists of a comprehensive feedback system that is simple to use. Real-time notifications will be sent to the management office where the on-duty staff will be informed to resolve any issues should a user send feedback via the system. Our IoT platform collects data via our feedback panels and sensors. These data allow us to understand the areas we should focus on to better deploy our manpower, leading to higher overall cleaning standards. By leveraging the power of data analytics, YY Smart iClean App helps customers to make data-driven decisions, which lead to more efficient and cost-effective restroom cleaning operations. In turn, the YY Smart iClean App provides our customers with an innovative, up to date solution to enhance their cleaning and janitorial services and improve the overall user experience.

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

For the fiscal years ended December 31, 2024, 2023 and 2022, the cleaning service segment generated approximately US$23.3 million, US$18.6 million and US$13.2 million, which constitutes approximately 56.8%, 58.4% and 66.0% of our total revenue respectively.

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

On August 15, 2022, Hong Ye (SG), one of our direct subsidiaries, entered into a contract for the provision of cleaning services for ION Orchard with Orchard Turn Retail Investment Pte Ltd. This contract has a term of 3 years from July 1, 2022, to June 30, 2025. Pursuant to the contract, we agreed to provide cleaning services to ION Orchard in consideration of a sum of S$3,073,800 per year (US$2,276,214). We also agreed to (i) take up insurance policies covering Workmen’s Compensation and Public Liability prior to the commencement of the contract, (ii) deposit with Orchard Turn Retail Investment Pte Ltd a performance bond for a sum equal to the tender award amount, and (iii) observe all rules and regulations prescribed by Orchard Turn Retail Investment Pte Ltd which were notified to us in writing.

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

Competitive Strengths

We have an experienced management team

We have an experienced management team, led by Mr. Fu Xiaowei, our Executive Director, Chairman and Chief Executive Officer, who has been instrumental in spearheading the growth of our Group. Mr. Fu has over 13 years of experience in the cleaning and manpower outsourcing industries in Singapore and is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships. Our Group is supported by an experienced management team with substantial experience in the provision of manpower and cleaning services.

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

We have strived to maintain stable business relationships with our key customers. For the fiscal years ended December 31, 2024, 2023, and 2022, our top five customers accounted for approximately 28%, 35% and 24% of total revenue related to our manpower outsourcing services respectively, and four of our top five customers have more than two years of business relationships with us.

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

We have strived to maintain stable business relationships with our key customers. For the fiscal years ended December 31, 2024, 2023, and 2022, our top five customers accounted for approximately 27%, 31% and 41% of total revenue related to our cleaning services respectively, and all of our top five customers have more than 2 years of business relationships with us.

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

On May 29, 2024, the Company announced its entry into the United Arab Emirates (“UAE”) hotel and hospitality industry. This strategic expansion is expected to enhance the Company’s ability to serve multinational and regional hospitality brands by providing solutions to effectively manage their operations within the UAE. The Company intends to leverage the anticipated growth in the region by establishing a strong market presence and positioning the YY Circle Super App as a leading platform in the labor sourcing industry.

On July 8, 2024, the Company issued 205,250 total Class A Ordinary Shares to the employee of the Company as compensation for their continued service in the Company.

On September 13, 2024, as approved by the Audit Committee and Board of Directors of the Company, the Company entered into a share sale agreement with V Capital Consulting Limited, a company incorporated under the laws of the British Virgin Islands, to purchase 1,832,700 class A shares of V Capital Consulting Limited for a total purchase consideration of US$1,298,250, which consists of US$1,012,458 in cash plus a settlement of US$285,792 previously owed by the Vendor to the Company. The share purchase was completed on September 24, 2024.

On November 6, 2024, Hong Ye Group, the Company’s subsidiary, has secured contracts totaling SGD$4,696,049, awarded by esteemed clients across the hospitality, corporate, and healthcare sectors. Through these contracts, Hong Ye Group will oversee comprehensive facility management for Shangri-La Hotel, a prestigious luxury hotel in Singapore, to ensure the highest standards of maintenance and guest experience. The company will also be responsible for the upkeep of Ninja Van’s corporate office facilities, enhancing workplace efficiency for one of Singapore’s leading logistics providers.

On December 5, 2024 and December 31, 2024, the Company issued 3,300,000 Class A Ordinary Shares of the Company to certain employees, executive and individual consultants under the Company’s 2023 Share Incentive Plan for their continued service in the Company.

On January 2, 2025, YY Group Holding Limited acquired Mediaplus Venture Group Pte Ltd, a leading digital marketing and web development firm based in Singapore and Malaysia. The Company anticipates that this strategic acquisition will drive a revenue growth of US$20 million over the next three years. This growth will be further supported by YY Group’s concurrent expansion into new markets with its manpower outsourcing business, demonstrating the Group’s commitment to sustained development and diversification.

On February 3, 2025, YY Group Holding Limited acquired Property Facility Services Pte Ltd. This strategic acquisition strengthens YY Group’s position in the Integrated Facility Management (IFM) industry and lays the groundwork for a transformative approach to facility management services.

On February 3, 2025, YY Group Holding Limited issued a total of 2,150,000 Class A ordinary shares of the Company under the 2024 Share Incentive Plan to certain employees, members of management, consultants, and independent directors. Specifically, 250,000 shares were issued to employees, 600,000 shares to management, 1,270,000 shares to consultants, and 30,000 shares to independent directors.

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

We regularly collect, store, and use customer information and personal data during our business and marketing activities; for example, the YY App utilizes personal data in order to provide a more personalized and tailored services to our customers and job seekers. If we fail to abide by the requirements of the PDPA, the PDPC may impose sanctions in connection with our improper collection, use and disclosure of personal data and other failures to comply with the PDPA, including the DNC requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of up to $1 million or, in the case of a contravention on or after 1 October 2022 by an organization whose annual turnover in Singapore exceeds $10 million, 10% of the organization’s annual local turnover in Singapore of the organization.

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

Recently, the amendments to the Employment Act 1955 via the Employment (Amendment) Act 2022 introduced the following major changes in the labor law regime with effect from January 1, 2023:

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

Section 55E of the Act extends the liability to a company supervisor or manager who has direct interest or control in allowing an illegal immigrant to enter or stay in the premises of the company, subjected to a fine of between RM 5,000 and RM 30,000 or imprisonment not exceeding 12 months or both for each illegal immigrant.

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

Any person being an employer who fails to pay any contributions which he is liable under the Employees Provident Fund Act 1991 to pay in respect of or on behalf of any employee in respect of any month shall be guilty of an offence and shall, on conviction, be liable to a fine of up to RM 10,000 and/or to imprisonment for a term of up to 3 years. Where any contributions remain unpaid by a company, a firm or an association of persons, the directors, the partners or office-bearers of such association of persons (including the directors, the partner or office-bearers of such association of persons during the period in which the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

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

Violation of any provisions within the CMA can lead to penalties upon conviction, including fines ranging from RM 10,000 to RM 500,000, imprisonment for a period of 3 months to 5 years, or both.

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

C. Organizational structure

Our Group comprises the Company and its subsidiaries, YY Circle (SG) Private Limited, Hong Ye Group Pte. Ltd., YY Circle Sdn Bhd, YY Circle (AU) Pty Ltd, YY Circle (Vietnam) Company Limited, YY Circle (Cambodia) Co Ltd, YY CIRCLE Human Resources Consultancies, YY Circle (Korea) Ltd, YY Circle (UK) Ltd, YY Circle (Perth) Pty Ltd, YY Circle (Netherlands), YY Smart Tech Pte Ltd, Mediaplus Limited, and Hong Ye Maintenance (MY) Sdn Bhd.  The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Pte Ltd	June 13, 2019	Singapore	100%	Manpower Contracting Services
Hong Ye Group Pte Ltd	December 28, 2010	Singapore	100%	1. Employment Agencies 2. General Cleaning Services
YY Circle Sdn Bhd	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn Bhd	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (AU) Pty Ltd*	June 14, 2023	Australia	95%	Employment Placement and Recruitment Services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and Employment service activities
YY Circle (Cambodia) Co Ltd**	July 9, 2024	Cambodia	50%	Manpower Contracting Services
YYCIRCLE Human Resources Consultancies	July 15, 2024	UAE	95%	Manpower Contracting Services
YY Circle (Korea) Ltd	July 29, 2024	Korea	95%	Manpower Contracting Services
Mediaplus Limited	July 29, 2024	BVI	100%	Information Technology Consultancy (Except Cybersecurity)
YY Circle (UK) Ltd	August 3, 2024	UK	95%	Manpower Contracting Services
YY Circle (Perth) Pty Ltd	October 15, 2024	Australia	95%	Manpower Contracting Services
YY Smart Tech Pte Ltd	December 2, 2024	Singapore	80%	Development of software and applications and applications (Except games and cybersecurity)
YY Circle (Netherlands)	December 18, 2024	Netherlands	95%	Manpower Contracting Services

*	On May 1, 2024, YY Circle (AU) Pty Ltd became a majority owned subsidiary by our group, with a remaining 5% of the company owned by Andrew Dvash.

**	There is only one sole director who is assigned by YY Circle (SG) Pte. Ltd. Therefore, the Company has the control right over YY Circle (Cambodia) Co Ltd.

D. Property, Plant and Equipment

We do not own any real property. A description of our leased real properties is below:

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051	Office	March 1, 2024 to February 1, 2029	Hong Ye (SG)	S$24,480 per month[1]	4,080 Sq ft
47 Marine Crescent, #03-66, Singapore 440047	Residential	September 1, 2024 to September 16, 2026	Hong Ye (SG)	S$2,600 per month	700 Sq ft
2 Jalan Lokam, #04-25, Singapore 537846	Residential	January 1, 2021 to September 30, 2024	Hong Ye (SG)	S$3,500 per month	600 Sq ft

(1)	Monthly rental of S$24,480 per month for the period March 1, 2024 to February 28, 2027, S$26,928 per month for the period March 1, 2027 to February 29, 2028 and S$29,620.80 for the period March 1, 2028 to February 28, 2029.

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

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	Hong Ye (SG)	40201925106R	Class 42(1)	November 19, 2019	November 19, 2029
	Singapore	Hong Ye (SG)	40201914798T	Class 42	July 8, 2019	July 8, 2029
	Singapore	Hong Ye (SG)	40201810177Y	Class 42, 43(2)	May 31, 2018	May 31, 2028
	Singapore	Hong Ye (SG)	40201810174P	Class 35(3)	May 31, 2018	May 31, 2028
	Singapore	Hong Ye (SG)	40202425852U	Class 09,42	November 07, 2024	November 07, 2034

	Singapore	Hong Ye (SG)	40202425851W	Class 37	November 07, 2024	November 07, 2034

Our Group operates two smart applications, namely:

●	the YY Smart iClean app, which provides an overview of the cleaning business such as payroll and human resources allowing for remote supervision; and

●	the YY App, which serves as a jobs portal for matching part-time and full-time job seekers to companies, while also acting as an e-payment platform.

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

5.A. Operating Results.

Overview

We are a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services founded in Singapore. Through our subsidiaries, we provide enterprise manpower outsourcing and smart cleaning services in Singapore, Malaysia and other Countries.

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

As of December 31, 2024, we have a total of 346 customers, with 132 customers in cleaning services business and 214 customers in the manpower outsourcing business. For YY App, we recorded 519,228 downloads, and 183,057 total active users by December 31, 2024, increasing from 424,357 downloads and 143,831 total active users recorded as of December 31, 2023. The daily, weekly, and monthly active users as of December 31, 2024 were 1,474, 3,863 and 10,444 respectively, and we have conversion and average retention rates of approximately 9.35% and 32.23% respectively. The conversion rate is calculated by dividing the total number of registrations from the total number of downloads. The retention rate is calculated by dividing the total number of active users by the total number of registrations. The total number of man hours deployed approximated 9 million hours. We believe that our diverse range of listings and comprehensive range of man-power related services provides an effective channel for customers to market their job openings and for our users to find work arrangements that complement their schedules and provide them a reliable source of income.

In 2018, to complement our manpower outsourcing business segment, we established our professional cleaning business, serving a broad base of customers including food and beverage outlets, luxury shopping malls and 4–5-star hotels. We provide professional cleaning and janitorial services that are fully customizable to meet the specific requirements of our customers and regulators. Our range of services includes commercial cleaning for offices and schools, hospitality cleaning for hotels and shopping centers, industrial cleaning, facade cleaning, disinfection services, stewarding services for Meetings, Incentives, Conferences, and Exhibitions (“MICE”) and banquets, and pest control services. In addition, we offer cleaning robots and machines to enhance our cleaning performance by deploying them at designated premises. The cleaning services segment of our business is complemented by our YY Smart iClean App, which is an innovative smart toilet central management platform integrated with automated sensors and Internet of Things (“IoT”) devices that allows our customers to improve productivity, manage resources efficiently, and enjoy significant cost savings. The IoT technology provides real-time data insights, allowing our customers to track the usage of toilets and monitor the cleaning progress of our staff, ensuring the highest level of quality and efficiency in our services. As of December 31, 2024, we have 612 active cleaners available to service our customers based on the existing cleaning engagements.

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

Our revenue increased from $31,772,286 for the year ended December 31, 2023, to $ 41,103,389 for the year ended December 31, 2024, representing an increase of $9,331,103 or approximately 29.4%.  Our cost of revenue increased from $28,120,506 for the year ended December 31, 2023 to $35,844,936 for the year ended December 31, 2024, representing an increase of $7,724,430 or approximately 27.5%. Our profit for the year decreased from $864,037 for the year ended December 31, 2023, to a loss of $4,844,498 for the year ended December 31, 2024, representing a decrease of $5,708,535 or approximately 660.7%.

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

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or any other infectious disease. Since early 2020, the ongoing COVID-19 pandemic has caused significant disruption to the economics of the markets we operate in. Our business and operations depend on labour and the supply of workers was impacted by the strict travel and movement restrictions imposed by the Singapore government. In particular, our manpower outsourcing segment was significantly impacted during the year 2020 as demand from our key customers, mainly in the hospitality sector, fell drastically due to lower occupancy rates in hotels which in turn, materially diminish their requirements for any additional manpower supports. However, under the leadership of our Management, we managed to successfully grow our cleaning services and gained market share as there was a significant increase in demand driven by the increased need for frequency of cleaning, sanitization and disinfection services. For the years ended December 31, 2022 and 2021, our business continued growth in both cleaning and manpower outsourcing services, with the latter recovering alongside the re-opening of the economies and easing of COVID-related restrictions in the markets we operate in. Additionally, we also received financial support amounting to $1,952,418 and $996,026 from the Singapore government a under the Job Support Scheme and Jobs Growth Incentives to alleviate the pandemic impact on businesses during the financial years ended 2022 and 2021 respectively. For the year ended December 31, 2023, our business demonstrated resilience after COVID-19 pandemic, we embraced remote work and digitalization to adapt to the new normal, it allowed business to continue operations while ensuring the safety of employees and maintaining productivity. We received a balance of $ 1,207,154 as financial support from Singapore government a under the Job Growth Incentives in 2023. For the year ended December 31, 2024, we received a total of $1,048 from the Singapore government under the Job Growth Incentives program and $776,917 under the Progressive Wage Credit Scheme.

Results of Operations

For the year ended December 31, 2024, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenue.

	For the years ended December 31,
	2024		2023		2022
	USD	% of revenue	USD	% of revenue	USD	% of revenue
Revenue	41,103,389	100.0%	31,772,286	100.0%	20,022,529	100.0%
Cost of sales	(35,844,936)	(87.2)%	(28,120,506)	(88.5)%	(17,450,131)	(87.2)%
Gross profit	5,258,453	12.8%	3,651,780	11.5%	2,572,398	12.8%

Other income	1,700,512	4.1%	1,830,899	5.8%	1,952,420	9.8%
Selling and marketing expenses	(710,210)	(1.7)%	(191,582)	(0.6)%	(325,678)	(1.6)%
Administrative expenses	(10,389,710)	(25.3)%	(3,846,367)	(12.1)%	(2,909,167)	(14.5)%
Change in fair value of warrant liability	38,363	0.1%	-	-	-	-
Other expenses	(34,557)	(0.1)%	(27,781)	(0.1)%	(57,113)	(0.3)%
Operating (loss) profit	(4,137,149)	(10.1)%	1,416,949	4.5%	1,232,860	6.2%

Finance cost	(431,435)	(1.0)%	(328,610)	(1.0)%	(329,370)	(1.6)%

(Loss) profit before tax	(4,568,584)	(11.1)%	1,088,339	3.5%	903,490	4.6%
Income tax expenses	(275,914)	(0.7)%	(224,302)	(0.7)%	(142,150)	(0.7)%
(Loss) profit for the year	(4,844,498)	(11.8)%	864,037	2.8%	761,340	3.9%

The following table sets forth our revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2024		2023		2022
	USD	% of revenue	USD	% of revenue	USD	% of revenue
Cleaning	23,340,627	56.8%	18,565,897	58.4%	13,221,770	66.0%
Manpower	17,762,762	43.2%	13,206,389	41.6%	6,800,759	34.0%
Total revenue	41,103,389	100.0%	31,772,286	100.0%	20,022,529	100.0%

The following table sets forth our cost of revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2024		2023		2022
	USD	% of revenue	USD	% of revenue	USD	% of revenue
Cleaning	(20,827,165)	(50.7)%	(17,156,622)	(54.0)%	(11,899,993)	(59.4)%
Manpower	(15,017,771)	(36.5)%	(10,963,884)	(34.5)%	(5,550,138)	(27.7)%
Total cost of revenue	(35,844,936)	(87.2)%	(28,120,506)	(88.5)%	(17,450,131)	(87.2)%

The following table sets forth the breakdown for our other income for the periods indicated.

	For the years ended December 31,
	2024	2023	2022
	USD	USD	USD
Government grants	852,843	1,207,154	1,952,418
Other operating income	544,080	455,943	-
Others	303,589	167,802	2
Total other income	1,700,512	1,830,899	1,952,420

Comparison of Years Ended December 31, 2024 and 2023

Revenue

We generate revenue primarily from (i) cleaning services, and (ii) manpower outsourcing services. Cleaning services include professional cleaning and janitorial services provided to our customers. Manpower outsourcing services consist of sourcing of casual labor to meet our customers’ needs mainly via the YY App. Our total revenues increased by $9,331,103 or approximately 29.4%, from $31,772,286 for the year ended December 31, 2023, to $41,103,389 for the year ended December 31, 2024.

During the years ended December 31, 2024 and 2023, cleaning services accounted for approximately 56.8% and 58.4% of the total revenue, respectively, while manpower outsourcing services accounted for approximately 43.2% and 41.6% of the total revenue, respectively. Total revenue increased by 29.4%, from $31,772,286 for the year ended December 31, 2023, to $41,103,389 for the year ended December 31, 2024, due to an approximately 25.7% increase in cleaning services from $18,565,897 for the year ended December 31, 2023, to $23,340,627 for the year ended December 31, 2024, and an approximately 34.5% increase in manpower outsourcing services from $13,206,389 for the year ended December 31, 2023 to $17,762,762 for the year ended December 31, 2024. Total revenue for the year ended December 31, 2024 reflects a positive currency translation impact of $97,988. Revenue from cleaning services increased by approximately 25.7% due to higher demand by our customers in the hospitality and public sectors as tourism rebounded and offices reopened, hospitality venues, airports, and public spaces saw higher visitor numbers, necessitating more cleaning services after the COVID-19 pandemic. Revenue from manpower outsourcing services increased significantly by approximately 34.5%, primarily due to the increase in demand of manpower service in both Singapore and Malaysia market, revenue increased $ 4,556,373 compared with December 31, 2023, an approximately 12.7% increase in Singapore market and 117.2% increase in Malaysia market.

Cost of revenue

The cost of revenue primarily consists of cleaning material cost, repair and maintenance cost, labor cost and logistics costs. Cleaning material, repair and maintenance of cleaning machinery, labor and logistics costs are directly associated with our provision of cleaning services, while labor cost is mainly associated with our provision of manpower outsourcing services. The total cost of revenue increased by $7,724,430, or 27.5%, from $28,120,506 for the year ended December 31, 2023, to $35,844,936 for the year ended December 31, 2024.

The approximately 27.5% overall increase in cost of revenue is primarily driven by an increase in manpower cost incurred in both cleaning services and manpower outsourcing services, primarily due to an increase in hourly charging rate of casual labors, increase in customers demand and orders fulfilled as a result of expansion of business. This was consistent with the increase of revenue during the year.

Gross profit

For the years ended December 31, 2024 and 2023, our gross profit was $5,258,453 and $3,651,780, respectively, and our gross profit margins were approximately 12.8% and 11.5%, respectively. Our gross profit increased by $1,606,673, or approximately 44.0% primarily due to the increase in gross profit from both cleaning and manpower services. Our gross profit margin increased by approximately 1.3%, primarily due to the effective management of freelancers through the YYJobs app. The app has helped reduce coordination time between the client, freelancers, and our team, leading to improved efficiency.

Other income

Other income primarily consisted of government grants. It decreased by $130,387, or approximately 7.1%, from $1,830,899 for the year ended December 31, 2023, to $1,700,512 for the year ended December 31, 2024. The decline was mainly due to a reduction in government grants received, as the Singapore Government provided less support following the COVID-19 pandemic.

Selling and marketing expenses

Selling and marketing expenses primarily comprise costs related to advertising, marketing, and branding activities. These expenses increased by $518,628, or approximately 270.7%, from $191,582 for the year ended December 31, 2023, to $710,210 for the year ended December 31, 2024. The increase was primarily driven by the expansion of new business operations in overseas markets, including YYC Korea, YYC Australia, YYC UK, YYC Netherlands, and YYC UAE. The increase was also caused by share-based compensation, the Company adopted 2023 share incentive plan and shares granted to sales director and consultants who assist the Company on the market survey belong to sales and marketing. The share-based compensation included in selling and marketing expenses was $384,624 and nil for the years ended December 31, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses consisted primarily of salary and welfare expenses, rental expenses, depreciation, professional service fees, office expenses, transportation and other administrative expenses. General and administrative expenses increased by $6,543,343 or approximately 170.1%, from $3,846,367 for the year ended December 31, 2023, to $10,389,710 for the year ended December 31, 2024, mainly due to share-based compensation granted to some staffs and an increase in staff expenses resulted from increased number of employees and administrative expenses to support expanded business. The share-based compensation included in general and marketing expenses was $4,777,366 and nil for the years ended December 31, 2024 and 2023, respectively.

Other expenses

Other expenses primarily consisted of late charges and fines, loss on disposal of property and equipment. Other expenses increased by $6,776, from $27,781 for the year ended December 31, 2023, to $34,557 for the year ended December 31, 2024, stayed at similar level.

Finance costs

Finance costs primarily consisted of accrued interest from guaranteed bank loans, convertible loans, and hire purchases, as well as interest expenses from lease liabilities and accounts receivable factoring. Finance costs increased by $102,825, or approximately 31.3%, from $328,610 for the year ended December 31, 2023, to $431,435 for the year ended December 31, 2024. The increase was primarily driven by the expansion of new business operations, requiring additional cash flow to support the setup of these new ventures.

Income tax expense

For the years ended December 31, 2024 and 2023, our income tax expenses were $275,914 and $224,302, respectively. We incurred higher income tax expense for the year ended December 31, 2024 due to better profit before tax earned by the YY Circle (SG) Pte Ltd in 2024.

(Loss) Profit for the year

As a result of the foregoing, our profit for the year decreased by $5,708,535 or approximately 660.7%, from $864,037 for the year ended December 31, 2023, to a loss of $4,844,498 for the year ended December 31, 2024. The decrease was primarily attributable to the share-based compensation expense of $5,158,990 recorded in our selling and marketing expenses as well as general and administrative expenses.

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

Selling and marketing expenses

Selling and marketing expenses primarily include expenses related to advertising, marketing and branding activities. Selling and marketing expenses decreased by $134,096, or approximately 41.2%, from $325,678 for the year ended December 31, 2022, to $191,582 for the year ended December 31, 2023. The decrease was primarily due to the significant increase in total number of actives members through our YY Platform as the selling and marketing activities incurred during the year ended December 31, 2022 brought members to our YY Platform in the fiscal year 2023. While we did not invest more selling and marketing activities during the year ended December 31, 2023 as we focused on the initial public offering process and also put effort to optimize business processes.

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

Finance costs

Finance costs primarily consisted of accrued interest from guaranteed bank loans, convertible loan and hire purchase, interest expenses from lease liabilities and interest expenses on trade receivables factoring. Finance costs decreased by $760, or approximately 0.2% from $329,370 for the year ended December 31, 2022, to $328,610 for the year ended December 31, 2023, stayed at similar level.

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

As of December 31, 2024, our cash balances amounted to $836,907, and our current assets were $13,412,639, and our current liabilities were $7,959,692, resulted in a positive working capital of $5,452,947. For the year ended December 31, 2024, we incurred operating loss and loss for the year of $4,137,149 and $4,844,498, respectively with net operating cash outflows of $1,501,880. The operating loss and loss for the year was primarily attributable to the share-based compensation expense of $5,158,990 recorded in our selling and marketing expenses as well as general and administrative expenses related to the one-time shares issuance to our management, employees and individual consultants.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

-	cash generated from our operations; and

-	loans from shareholders and related parties; and

-	other available sources of financing from banks and other financial institutions.

In assessing liquidity, we continuously monitor and analyze our cash on hand and operating expenditure commitments. Our liquidity needs are primarily driven by working capital requirements and operating expense obligations. To date, we have financed our operations mainly through successful IPO in 2024 and private financing, including the issuance of shares to the public, the issuance of convertible notes, the issuance of shares to new shareholders, and bank financing. For instance, Hong Ye Group Private Limited, a wholly owned subsidiary of YY Group Holding Limited, has entered into loan agreements with related parties of the Company:

(i) On September 10, 2024, Hong Ye entered into a loan agreement with Mr. Fu Xiaowei, the Executive Director, Chairman, Chief Executive Officer, and shareholder of the Company. Under this agreement, Mr. Fu Xiaowei will lend Hong Ye S$450,000 (approximately US$345,000) at an interest rate of 8% per annum, was due on or before December 9, 2024 and extended to be repayable on demand; and

(ii) On September 13, 2024, Hong Ye entered into a loan agreement with Mr. Tan Soo Seng, a shareholder of the Company. Under this agreement, Mr. Tan Soo Seng will lend Hong Ye S$650,000 (approximately US$500,000) at an interest rate of 8% per annum, was due on or before December 12, 2024 and extended to be repayable on demand.

(iii) On April 3, 2025, Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd secured short-term loans from a financial institution, amounting to S$225,000 ($165,405) and S$100,000 ($73,513) respectively, with the proceeds designated exclusively for growth and marketing expenses. A fixed service fee of 11.7% was applied to each loan, resulting in an aggregate funding total of S$251,325 ($184,757) for the S$225,000 ($165,405) loan and S$111,700 ($82,114) for the S$100,000 ($73,513) loan. These financing arrangements structured to support the companies' strategic initiatives in expanding market presence and driving growth.

We have started to seek additional financing via debt financing from local banks and financial institutions to fund our ongoing operations. In 2023, we borrowed an aggregate of S$1,250,000 from six banks, with annual interest rates ranging from 7.75% to 10.38% and repayment periods of between three to five years. In 2024, we borrowed an aggregate of S$600,000 from a financial institution, with interest rate 10.8% per annum and repayment periods of 1 year. We intend to explore additional financing through commercial lending. However, the discussions with local banks and financial institutions are at the initial stages. As of the date of this prospectus, the Company has not entered into any new facility agreement with any such local banks or financial institutions.

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

We believe that our current cash and loans from banks, and the net proceeds from trade receivable factoring will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We maintain sufficient cash, and internally generated cash from operations to finance their activities.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended December 31,
	2024	2023	2022
Operating activities	USD	USD	USD
Net cash (used in) provided by operating activities	(1,501,880)	51,708	935,273
Net cash used in investing activities	(101,245)	(224,185)	(112,113)
Net cash provided by (used in) financing activities	2,079,210	470,364	(726,335)
Effect of foreign exchange of cash	(106,413)	8,326	(1,796)
Net increase in cash	369,672	306,213	95,029
Cash balances at beginning of year	467,235	161,022	65,993
Cash balances at end of year	836,907	467,235	161,022

Operating Activities

For the year ended December 31, 2024, net cash used in operating activities was $1,501,880, primarily resulted from our loss for the year of $4,844,498, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items consisted of depreciation of property and equipment and ROU asset of $371,517. Adjustments for non-operating items consisted of provision for allowance for credit losses of $63,468, gain from fair value adjustment of warrant liabilities of 38,363, share based compensation cost of $5,158,990, net finance cost of $431,435 and income tax expenses of $275,914. Changes in operating assets and liabilities mainly included: (i) an increase in prepayment and other assets of $1,643,685; (ii) an increase in trade receivables of $1,151,737; (iii) an increase in trade and other payables of $719,915; and (iv) a decrease in amount due to related parties of $393,939. Cash used in operations mainly included: (i) interest payment of $312,768; (ii) income tax payment of $144,292 and offset by the income tax refund of $6,163.

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

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $ 101,245, which was primarily consisted of purchase of property and equipment, mainly cleaning machinery and computers hardware.

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

Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was $2,079,210 which was primarily consisted of net proceeds from issuance of ordinary shares in connection with IPO of $3,922,650, payment of share repurchase of $1,012,458, prepayment for fund raising of $1,000,000, proceeds from guaranteed bank loans of $448,442, loan from a shareholder of $389,248, loan from a third party of $485,812, repayment from a shareholder’s loan of $178,146, repayment of guaranteed bank and financial institution loans of $707,046 and payment of lease liability of $269,292.

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

Contingencies

We may become subject to claims and assessments from time to time in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. As of December 31, 2024, 2023 and 2022, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Expenditures

We incurred capital expenditures of $101,245, $224,185 and $112,113 for the years ended December 31, 2024, 2023 and 2022 respectively, primarily related to purchases of property and equipment.

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

Contractual Obligations

As of December 31, 2024

The following table sets forth certain contractual obligations as of December 31, 2024 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

For the years ending December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2024
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed Bank and financial institution loans	875,105	115,768	27,002	9,809	-	-	1,027,684	77,783	949,901
Trade and other liabilities	4,223,113	-	-	-	-	-	4,223,113	-	4,223,113
Lease obligation	316,699	296,081	297,296	320,691	106,898	116,138	1,453,803	241,217	1,212,586
Total contractual obligations	5,414,917	411,849	324,298	330,500	106,898	116,138	6,704,600	319,000	6,385,600

For the years ending December 31,	2024	2025	2026	2027	2028	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2023
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed Bank loans	762,332	398,609	119,429	27,856	10,119	-	1,318,345	77,822	1,240,523
Trade and other liabilities	2,996,636	-	-	-	-	-	2,996,636	-	2,996,636
Lease obligation	74,536	14,014	1,544	-	-	-	90,094	5,772	84,322
Total contractual obligations	3,833,504	412,623	120,973	27,856	10,119	-	4,405,075	83,594	4,321,481

Quantitative and Qualitative Disclosures About Market Risks

For the years ended December 31, 2024 and 2023

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

The assumptions we used is mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar risk characteristics on a pooled basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, historical default rate, and application of migration rate. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of historical default rate and migration rate decreased or increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

As of December 31, 2024 and 2023, allowance for expected credit losses was provided against trade receivables amounted to $62,425 and nil, respectively.

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

●	Lack of Exchangeability (Amendments to IAS 21)

●	Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28) - Will be determined at a future date

●	Non-current liabilities with covenants (Amendments to IAS 1)

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	IFRS 19 Subsidiaries without Public Accountability Disclosures

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements for the years ended and as of December 31, 2024, 2023 and 2022, we identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

Name	Age	Title
Fu Xiaowei	40	Chairman, Chief Executive Officer and Executive Director
Zhang Fan	39	Business Development Director and Executive Director
Jason Phua Zhi Yong	37	Chief Financial Officer
Rachel Xu Lin Pu	41	Chief Human Resource Officer
Teng Sin Ken	34	Chief Information Officer

Independent Directors

Name	Age	Title
Lai Wai Kit Andrew	55	Independent Director
Cheong Hai Poh	58	Independent Director
Chan Yongxian	43	Independent Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The Executive Officers serve at the pleasure of the Board of Directors.

Executive Directors and Officers:

Mr. Fu Xiaowei is a founder of YY Group since December 2010 and has more than 13 years of experience in casual labor manpower management and business strategic planning. He is currently the Chief Executive Officer (CEO) and an Executive Director of our Company where he manages overall operations and is responsible for the effective and successful management of labor, productivity, quality control and safety measures as established and set for the Operations Department. He was recognized as Entrepreneur of the Year in 2015 by the Association of Small and Medium Enterprises and the Rotary Club of Singapore. Mr. Fu graduated with a Diploma in Industrial & Operations Management in 2009 from Republic Polytechnic. Mr. Fu Xiaowei is the husband of Ms. Zhang Fan, our Business Development Director and Executive Director.

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

Independent Director:

Mr. Lai Wai Kit Andrew is an independent director. He is a distinguished legal professional currently serving as a partner at Lee & Lee, a position he has held since 2017. Andrew began his career in 1995 as an associate at Lee & Lee, later relocating to Hong Kong in 1999 to join the international law firm Baker & McKenzie. In 2002, he became a partner at Rajah & Tann Singapore LLP, and subsequently served as a partner at Kelvin Chia Partnership from 2005 to 2017. Wai Kit’s expertise encompasses both corporate legal advisory and transactional work, with extensive experience in capital markets and mergers and acquisitions. He also provides counsel on regulatory compliance and corporate governance for listed companies. Currently, Wai Kit is an independent director of Oiltek International Limited, a company listed on the Singapore Exchange. He holds a Bachelor of Laws (Honours) degree from the National University of Singapore, obtained in 1994. He was admitted as an advocate and solicitor in Singapore in 1995, and to the Roll of Solicitors of England and Wales and the Roll of Solicitors of Hong Kong in 2001. Andrew is a member of the Law Society of Singapore, the Singapore Academy of Law, and the Law Society of England and Wales. Additionally, he is a member and an Accredited Director of the Singapore Institute of Directors.

Mr. Cheong Hai Poh is an independent director. He is an entrepreneurial, innovative Executive Leader with extensive experience spanning 30 years in the Hospitality, General, and Food and Beverage industries. Throughout his career, he has demonstrated exceptional skill in navigating periods of accelerated growth, leveraging key market and consumer insights to develop and implement comprehensive strategies that drive both top- and bottom-line performance. His proven ability to evaluate existing operations to identify inefficiencies, redundancies, and risks has enabled him to innovate process improvements, optimize workflow, maintain internal controls, and enhance profitability. Mr. Cheong is recognized for cultivating top-performing teams through guidance, training, and ongoing professional development, which has led to enhanced employee engagement, retention, and the creation of a robust internal talent pipeline. His notable roles include serving as General Manager of Goodwood Park Hotel Singapore from February 2021 to January 2024, General Manager of Pan Pacific Yangon from February 2020 to January 2021, General Manager and Asset Management lead at Stamford Land Corporation from May 2019 to February 2020, and General Manager of Grand Copthorne Waterfront Hotel from June 2017 to May 2019. He holds a Higher Diploma in Hotel Management from SHATEC, The International Hotel and Tourism School, and a Certificate in Food & Beverage from Lausanne University in Lausanne, Switzerland.

Ms. Chan Yongxian is an independent director. He is an experienced professional with a long work history in the field of accounting and auditing. Throughout his career, he has demonstrated strong expertise in implementing business controls, streamlining processes, and providing valuable advisory guidance to management. Mr. Chan’s extensive audit experience includes positions as Senior Audit Manager at BDO LLP from January 2018 to December 2020 and at Ang & Co PAC from August 2021 to March 2023, and a Senior promoted to Manager at Pricewaterhouse Coopers LLP from December 2013 to January 2018, where he audited listed companies in compliance with various accounting standards and was involved in IPO projects. His leadership skills were evident in managing audit engagements, contributing to revenue growth, and coaching audit teams. Mr. Chan holds a Master’s degree in Accounting from the Australian National University (2008) and a Bachelor’s degree in Electrical and Electronic Engineering (2006). He is a Certified Public Accountant (CPA) from CPA Australia. Additionally, he gained valuable experience in SOX testing and implementation throughout his 13 years of audit experience, working with prominent clients.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately $684,902 in cash to our Executive Directors and Executive Officers. For the fiscal year ended December 31, 2023, we paid an aggregate of approximately $449,068 in cash to our Executive Directors and Executive Officers. For the fiscal year ended December 31, 2022, we paid an aggregate of approximately $503,155 in cash to our Executive Directors and Executive Officers.

Employee Share Incentive Plan

As of the date of this prospectus, we issued 3,300,000 Class A ordinary shares of the Company to certain employees, executive and consultants under the Company’s 2023 Share Incentive Plan and 205,250 total shares to the employee of the Company as compensation for their continued service in the Company. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

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

Employment Agreement between Phua Zhi Yong and YY Group Holding Limited

Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Mr. Phua Zhi Yong   for the role of Chief Financial Officer. The agreement provides for an annual base salary of US$114,000, together with such additional discretionary bonus subject to the approval of the Company’s board of directors and the Compensation Committee. Phua Zhi Yong’s   employment will be extended one additional year upon the expiration of the initial term, subject to termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Phua Zhi Yong shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group in New York County, New York and any geographic area in which the company is conducting any material amount of publishing or development of technology.

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

Under the independent directors Nominee’s Agreements, the initial aggregate annual salary that is payable to our independent director is US$ 18,000 to Mr. Chan Yong Xian, Mr Cheong Hai Poh, and Mr. Lai Wai Kit in cash respectively.

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

Audit committee

Mr. Chan Yong Xian, Mr. Cheong Hai Poh, and Mr. Lai Wai Kit serves on the audit committee, which is chaired by Chan Yong Xian. Our board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Chan Yong Xian as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation committee

Mr. Chan Yong Xian, Mr. Cheong Hai Poh, and Mr. Lai Wai Kit serves on the compensation committee, which is chaired by Mr. Lai Wai Kit. Our board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market. The compensation committee’s responsibilities include:

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

Nomination committee

Mr. Chan Yong Xian, Mr. Cheong Hai Poh, and Mr. Lai Wai Kit serves on the nomination committee, which is chaired by Mr. Cheong Hai Poh. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We employed 770 persons for Hong Ye Group, 10 persons for YY Circle (SG), 9 persons for YY Circle (MY), as of December 31, 2024. 770 persons for Hong Ye Group, 10 persons for YY Circle (SG), 9 persons for YY Circle (MY), as of December 31, 2023 and 680 persons for Hong Ye Group, 2 persons for YY Circle (SG) and 5 persons for YY Circle Malaysia as of December 31, 2022. Our employees are not covered by collective bargaining agreements. Hong Ye (MY) has no employee as of December 31, 2023 and has never hired any employees.

	Hong Ye	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle
Time Period	(SG)	(SG)	(MY)	(VIETNAM)	(AUSTRALIA)	(UAE)	(UK)	(NETHERLANDS)	Total
December 31, 2024	662	13	10	1	1	2	1	1	691
December 31, 2023	770	10	9	-	-	-	-	-	789
December 31, 2022	680	2	5	-	-	-	-	-	687

The following table sets forth the breakdown of our employees by activity as of December 31, 2024:

	As of December 31, 2024
Function	Hong Ye	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle
Singapore / Overseas	(SG)	(SG)	(MY)	(VIETNAM)	(AUSTRALIA)	(UAE)	(UK)	(NETHERLANDS)	Total
Management	4	2	1		1	1	1	1	11
Finance	3	1	1	1					6
Human Resource	13								13
IT	2								2
Sales & Marketing	1					1			2
Hotel & F&B Operations	5	8	7						20
Operations
Cleaning Management	20								20
Cleaning Operations	510								510
Cleaning Operations Part Timer	75								75
Operations (Warehouse)	2								2
Housekeeping	27								27
Outsource / Contract		2	1						3
Total	662	13	10	1	1	2	1	1	691

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

The number and percentage of Class A Shares and Class B Shares beneficially owned before the offering are based on 36,097,550 Class A Ordinary Shares outstnading and 5,000,000 Class B Shares with no par value per share issued and outstanding as of December 31, 2024.

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

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Ownership of Class A Shares(2)	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)
Directors and Named Executive Officers:
Fu Xiaowei	14,533,000	40.26%	5,000,000	100.00%	84.16%
Zhang Fan	12,823,630	35.52%	-	-	9.42%
Phua Zhi Yong	-	-	-	-	-
Xu Lin Pu	-	-	-	-	-
Teng Sin Ken	-	-	-	-	-
Lai Wai Kit Andrew	-	-	-	-	-
Cheong Hai Poh	-	-	-	-	-
Chan Yongxian	-	-	-	-	-
5% or Greater Shareholders	-	-	-	-	-

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 36,097,550 Class A ordinary Shares outstanding and 5,000,000 Class B Shares issued and outstanding as of December 31, 2024. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to twenty (20) votes per share.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

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

For the fiscal year ended 2022, Sea Builder Private Limited, whose sole shareholder is Ms. Zhang Fan provided engineering works and cleaning services to Hong Ye (SG) on numerous occasions on an ad hoc basis, and the Company owed Sea Builder Private Limited US$27,253. Hong Ye (SG) and Sea Builder Private Limited signed an agreement on December 31, 2022 to offset the balances of US$27,253.

For the fiscal year ended 2022, Horti and Pest Private Limited, whose majority shareholder is Ms. Zhang Fan provided landscaping and pest control services to Hong Ye (SG) on numerous occasions on an ad hoc basis. The Company and Horti and Pest Private Limited signed an agreement on December 31, 2022 to offset the balances of US$60,351.

For the fiscal year ended 2023, YY Circle (SG) signed an agreement with YY Circle (HK), to give an authorization to use the YY apps in Hongkong with technical support. As of December 31, 2023, YY Circle (HK) paid a net amount of $111,823 to YY Circle (SG).

Fu Xiaowei’s loan balance increased significantly from nil as of December 31, 2023 to $207,636 as of December 31, 2024 and payment on behalf of the Company by Fu Xiaowei increased slightly from $59,559 as of December 31, 2023 to $64,854 as of December 31, 2024. Zhang Fan’s rental payable balance dropped from $2,654 as of December 31, 2023 to nil as of December 31, 2024, indicating full settlement. For Sea Builder Private Limited saw the payable related to services increased from $5,308 as of December 31, 2023 to $29,773 as of December 31, 2024 while having prepayment to a related party rise from nil as of December 31, 2023 to $353,245 in 2024 which offset by $32,603 payment made. Lastly, The Company’s receivable from Horti and Pest Private Limited,a related party, increased from $31,298 as of December 31, 2023, to $65,285 as of December 31, 2024, in respect of services rendered. Additionally, the Company recorded a payable balance of $4,995 to Horti and Pest Private Limited. These changes reflect settlements and ongoing adjustments in related party transactions.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2024, and 2023:

Name of Companies/ Related Parties	Nature of transactions	December 31, 2024	December 31, 2023
		USD	USD
Fu Xiaowei(1)	(Repayment from)/Loan to a shareholder	(207,636)	-
	Interest paid by shareholder on behalf of Company	(64,854)	(59,559)

Zhang Fan	Rental payable to a director	-	(2,654)

Sea Builder Private Limited	Payment made on behalf by the Company of a related party	32,603	-
	Prepayment to a related party	353,245	-
	Payable related to the service provided by a related party	(29,773)	(5,308)

Horti and Pest Private Limited	Payment on behalf of the Company	(4,995)	-
	Receivable related to the service rendered to a related party	65,285	31,298

(1)

The balance represented loan and advance from shareholder which net off with the repayment for operational purpose. On September 10, 2024, Hong Ye Group Private Limited entered into a loan agreement with the CEO, Fu Xiaowei. The loan amounted to S$450,000 which equal to $336,331 with 8% per annum interest-bearing was due on December 9, 2024 and extended to be repayable on demand. As of December 31, 2024, S$238,354 which equal to $178,146 repayment were made. Except the loan, others were advances.

$64,854 interest of convertible note made by the shareholder on behalf of the Company. From January 1, 2023 to December 31, 2023, the Company provide the loans of $1,146,464 to the shareholder and the shareholder has fully repaid the loan. The Shareholder paid the interest of convertible note on behalf of the Company on March 1, 2023 with a net amount of $59,559.

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

If interest rates on guaranteed bank loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately $5,115  (2023: $62,026).

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Chan Yong Xian, Mr. Cheong Hai Poh, and Mr. Lai Wai Kit serves on the audit committee, which is chaired by Chan Yong Xian. Our board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Chan Yong Xian as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included in this annual report have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Marcum Asia CPAs LLP is located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001, United States.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for the periods indicated.

	Years Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) – Marcum Asia CPAs LLP	440,000	200,000	230,000
Total	440,000	200,000	230,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of YY Group Holding Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 to our Form 20-F (File No. 001-42026) filed with the SEC on May 14, 2024)

4.1	Employment Agreement between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.2	Employment Agreement between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.3	Employment Agreement between YY Group Holding Limited and Jason Phua Zhi Yong (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.4	Employment Agreement between YY Group Holding Limited and Rachel Xu Lin Pu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.5	Employment Agreement between YY Group Holding Limited and Teng Sin Ken (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.6	Director Offer Letter between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.7	Director Offer Letter between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.8	Independent Director Offer Letter between YY Group Holding Limited and Chan Yong Xian (incorporated by reference to Exhibit 10.1 to our Form 6-K (File No. 001-42026), filed with the SEC on May 31, 2024)

4.9	Independent Director Offer Letter between YY Group Holding Limited and Cheong Hai Poh (incorporated by reference to Exhibit 10.2 to our Form 6-K (File No. 001-42026), filed with the SEC on May 31, 2024)

4.10	Independent Director Offer Letter between YY Group Holding Limited and Lai Wai Kit (incorporated by reference to Exhibit 10.3 to our Form 6-K (File No. 001-42026), filed with the SEC on May 31, 2024)

4.11	Consulting Agreement dated November 3, 2023, between V Capital Quantum Sdn Bhd and YY Circle (SG) Private Limited (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.12	Agreement between Hong Ye (SG) and Orchard Turn Retail Investment Pte Ltd dated October 10, 2023 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.13	The 2024 YYGH Share Incentive Plan (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on January 17, 2025)

4.14	The 2023 YYGH Share Incentive Plan (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YY Group Holding Limited

By:	/s/ Fu Xiaowei
Name:	Fu Xiaowei
Title:	Chairman, Chief Executive Officer and Executive Director

Date: April 7, 2025

YY Group Holding Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of YY Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of YY Group Holding Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

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

We conducted our audits in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York

April 7, 2025

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2024	December 31, 2023
		USD	USD
Assets
Current assets:
Cash	5	836,907	467,235
Trade receivables, net	6	8,215,687	7,037,942
Prepayment and other current assets	7	3,908,912	2,667,166
Amount due from related parties	19	451,133	31,298
Total Current Assets		13,412,639	10,203,641

Non-current assets:
Right-of-use assets	8	1,219,476	78,434
Property and equipment, net	9	326,756	368,621
Prepayment, non-current	7	374,860	18,656
Deferred tax assets	17	35,661	738
Total Non-current Assets		1,956,753	466,449

Total Assets		15,369,392	10,670,090

Currents Liabilities:
Trade and other payables	10	4,223,113	2,996,636
Amount due to related parties	19	307,258	67,521
Lease liabilities, current	11	226,707	69,135
Loans and borrowings, current	11	3,202,614	2,856,491
Total Current Liabilities		7,959,692	5,989,783

Non-current Liabilities:
Loans and borrowings, non-current	11	144,365	523,607
Warrants liabilities	11	46,518	-
Deferred tax liabilities	17	38,363	-
Lease liabilities, non-current	11	985,879	15,187
Total Non-current Liabilities		1,215,125	538,794
Total Liabilities		9,174,817	6,528,577

Equity
Share Capital*	12	5,280,406	3,564,150
Reserves	12	5,162,803	20,667
(Accumulated deficit) retained earnings		(4,291,968)	545,797
Equity attributable to owners of the Company		6,151,241	4,130,614

Non-controlling interests		43,334	10,899
Total equity		6,194,575	4,141,513

Total liabilities and equity		15,369,392	10,670,090

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
	Note	2024	2023	2022 (As revised2)
		USD	USD	USD
Revenue	14	41,103,389	31,772,286	20,022,529
Cost of revenue	15	(35,844,936)	(28,120,506)	(17,450,131)
Gross profit		5,258,453	3,651,780	2,572,398

Other income	15	1,700,512	1,830,899	1,952,420
Selling and marketing expenses	15	(710,210)	(191,582)	(325,678)
General and administrative expenses	15	(10,389,710)	(3,846,367)	(2,909,167)
Change in fair value of warrant liability	11	38,363	-	-
Other expenses	11	(34,557)	(27,781)	(57,113)
Operating (loss) profit		(4,137,149)	1,416,949	1,232,860

Finance cost	16	(431,435)	(328,610)	(329,370)
(Loss) profit before tax		(4,568,584)	1,088,339	903,490
Income tax expenses	17	(275,914)	(224,302)	(142,150)
(Loss) profit for the year		(4,844,498)	864,037	761,340
Other comprehensive income
Foreign currency translation differences - foreign operations		201,414	7,301	26,931
Total comprehensive (loss) income for the year		(4,643,084)	871,338	788,271

(Loss) profit attributable to:
Equity owners of the Company		(4,837,765)	852,334	761,628
Non-controlling interests		(6,733)	11,703	(288)
(Loss) profit for the year		(4,844,498)	864,037	761,340

Total comprehensive (loss) income attributable to:
Equity owners of the Company		(4,637,369)	859,763	788,947
Non-controlling interests		(5,715)	11,575	(676)
Total comprehensive (loss) income for the year		(4,643,084)	871,338	788,271

Basic (loss) earnings per share*	13	(0.14)	0.02	0.02
Diluted (loss) earnings per share*	13	(0.14)	0.02	0.02

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital	Treasury shares	Other reserve	Foreign currency translation reserve	Equity component of convertible loan	Accumulated deficit/retained earnings	Total	Non- controlling interest	Total equity
	USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2022 (As revised2)	1,015,587	-	-	(14,081)	-	(1,068,165)	(66,659)	-	(66,659)
Comprehensive income (loss) for the year
Profit for the year	-	-	-	-	-	761,628	761,628	(288)	761,340
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	-	-	-	27,319	-	-	27,319	(388)	26,931
Total comprehensive income for the year	-	-	-	27,319	-	761,628	788,947	(676)	788,271
Transactions with owners of the Company
Conversion of convertible notes
Issuance of Shares	212,450	-	-	-	-	-	212,450	-	212,450
Issuance of convertible notes	-	-	-	-	7,587	-	7,587	-	7,587
Transactions with owners of the Company	212,450	-	-	-	7,587	-	220,037	-	220,037
Balance at December 31, 2022 (As revised2)	1,228,037	-	-	13,238	7,587	(306,537)	942,325	(676)	941,649
Comprehensive income (loss) for the year
Profit for the year	-	-	-	-	-	852,334	852,334	11,703	864,037
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	-	-	-	7,429	-	-	7,429	(128)	7,301
Total comprehensive income for the year	-	-	-	7,429	-	852,334	859,763	11,575	871,338
Transactions with owners of the Company
Conversion of convertible notes	736,113	-	-	-	(7,587)	-	728,526	-	728,526
Issuance of convertible notes	1,600,000	-	-	-	-	-	1,600,000	-	1,600,000
Transactions with owners of the Company	2,336,113	-	-	-	(7,587)	-	2,328,526	-	2,328,526
Balance at December 31, 2023	3,564,150	-	-	20,667	-	545,797	4,130,614	10,899	4,141,513
Comprehensive income (loss) for the year
Loss for the year	-	-	-	-	-	(4,837,765)	(4,837,765)	(6,733)	(4,844,498)
Other comprehensive income
Exchange differences on translation of foreign operations	-	-	-	200,396	-	-	200,396	1,018	201,414
Total comprehensive income (loss) for the year	-	-	-	200,396	-	(4,837,765)	(4,637,369)	(5,715)	(4,643,084)
Transactions with owners of the Company
Issue of ordinary shares	4,500,000	-	-	-	-	-	4,500,000	-	4,500,000
Offering costs	(2,783,744)	-	-	-	-	-	(2,783,744)	-	(2,783,744)
Establishment of a non-wholly owned subsidiary	-	-	-	-	-	-	-	38,150	38,150
Share-based compensation	-	-	6,239,990	-	-	-	6,239,990	-	6,239,990
Shares repurchase	-	(1,298,250)	-	-	-	-	(1,298,250)	-	(1,298,250)
Transactions with owners of the Company	1,716,256	(1,298,250)	6,239,990	-	-	-	6,657,996	38,150	6,696,146
Balance at December 31, 2024	5,280,406	(1,298,250)	6,239,990	221,063	-	(4,291,968)	6,151,241	43,334	6,194,575

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022 (As revised2)
	USD	USD	USD
Cash flows from operating activities
(Loss) profit for the year	(4,844,498)	864,037	761,340
Adjustments for:
Depreciation of property and equipment (Note 9)	134,308	122,695	213,206
Depreciation of right-of-use assets (Note 8)	237,209	165,862	127,352
Provision for allowance for credit losses	63,468	-	-
Fair value adjustment of warrant liabilities	(38,363)	-	-
Share based compensation	5,158,990	-	-
Finance Cost (Note 16)	431,435	328,610	329,370
Loss on disposal of property and equipment	-	-	48,395
Gain on lease termination	-	(860)	-
Income tax expenses (Note 17)	275,914	224,302	142,150
	1,418,463	1,704,646	1,621,813
Changes in operating assets and liabilities:
Trade receivables	(1,151,737)	(1,636,577)	(192,652)
Trade and other payables	719,915	879,705	(89,769)
Amount due to related parties	(393,939)	(285,927)	(22,083)
Prepayment and other assets	(1,643,685)	(182,850)	(121,436)
Cash (used in) provided by operations	(1,050,983)	478,997	1,195,873
Interest paid	(312,768)	(308,651)	(225,193)
Income tax paid	(144,292)	(118,638)	(75,736)
Income tax refund	6,163	-	40,329
Net cash (used in) provided by operating activities	(1,501,880)	51,708	935,273

Investing activities
Purchase of property and equipment (Note 9)	(101,245)	(224,185)	(112,113)
Net cash used in investing activities	(101,245)	(224,185)	(112,113)

Financing activities
Issuance of Class A ordinary shares in connection with IPO	3,922,650	-	212,450
Payment of repurchase of Class A ordinary shares	(1,012,458)	-	-
Prepaid deposit for fundraising	(1,000,000)	-	-
Issuance of a convertible loan	-	-	743,273
Proceeds from guaranteed bank and financial institution loans	448,442	931,862	1,603,768
Repayment (to) from a shareholder’s loan	(178,146)	1,852,945	-
Loan from a third party	485,812	-	-
Loan from a shareholder	389,248	-	-
Loan to a shareholder	-	(1,146,464)	(1,035,306)
Loan to a related party	-	-	(25,167)
Payment of lease liabilities	(269,292)	(178,040)	(133,382)
Payment of deferred IPO costs	-	(439,513)	-
Repayment of guaranteed bank loans	(707,046)	(550,426)	(2,091,971)
Net cash provided by (used in) financing activities	2,079,210	470,364	(726,335)
Effect of foreign exchange of cash	(106,413)	8,326	(1,796)
Net increase in cash	369,672	306,213	95,029
Cash balances at beginning of year	467,235	161,022	65,993
Cash balances at end of year (Note 5)	836,907	467,235	161,022

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements were authorized for issue by the Chief Executive Officer on April 4, 2025.

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

YY Group Holdings Limited (the “Company” or the “Group”) is a limited company incorporated and domiciled in British Virgin Islands and whose shares are publicly traded. The registered office is located at 60 Paya Lebar Road #05-43 Paya Lebar Square Singapore 409051. In order to better serve the Company’s clients and accommodate the growing team, the Company have moved to a new office with effective on March 1, 2024. It is located at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051. The Company is principally a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services based in Singapore. Through the Company and its subsidiaries (collectively referred to as the “Group”), the Group provide enterprise manpower outsourcing and smart cleaning services in Singapore, Malaysia, UAE and Australia.

—	Reorganization under the Company

On May 3, 2023, the Company acquired 90% of the issued share capital of YY Circle Sdn Bhd from its existing shareholder in exchange of a nominal consideration sum of USD1.00 to the respective shareholder in YY Circle Sdn Bhd;

On May 3, 2023, the Company acquired the entire issued share capital of Hong Ye Maintenance (MY) Sdn Bhd from its existing shareholder in exchange of a nominal consideration sum of USD1.00 to the respective shareholders in Hong Ye Maintenance (MY) Sdn Bhd;

On August 1, 2023, the Company acquired the entire issued share capital of YY Circle (SG) Pte Ltd from its existing shareholder in exchange of a nominal consideration sum of SGD1.00 to the respective shareholders in YY Circle (SG) Pte Ltd;

On August 1, 2023 the Company acquired the entire issued share capital of Hong Ye Group Pte Ltd from its existing shareholder in exchange of a nominal consideration sum of SGD1.00 to the respective shareholders in Hong Ye Group Pte Ltd;

As described above, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Through the reorganization completed on August 1, 2023, the Company will be the holding company of its subsidiaries. Accordingly, the consolidated financial statements will be prepared on a consolidated basis by applying the principle of common control as if the reorganization has been completed at the beginning of the first reporting period.

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

As of December 31, 2024, the Company’s subsidiaries were as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Pte Ltd	June 13, 2019	Singapore	100%	Manpower Contracting Services
Hong Ye Group Pte Ltd	December 28, 2010	Singapore	100%	1. Employment Agencies 2. General Cleaning Services
YY Circle Sdn Bhd	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn Bhd	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (AU) Pty Ltd	June 14, 2023	Australia	95%	Employment Placement and Recruitment Services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and Employment service activities
YY Circle (Cambodia) Co Ltd*	July 9, 2024	Cambodia	50%	Manpower Contracting Services
YYCIRCLE Human Resources Consultancies	July 15, 2024	UAE	95%	Manpower Contracting Services
YY Circle (Korea)	July 29, 2024	Korea	95%	Manpower Contracting Services
Mediaplus Limited	July 29, 2024	BVI	100%	Information Technology Consultancy (Except Cybersecurity)
YY Circle (UK)	August 3, 2024	UK	95%	Manpower Contracting Services
YY Circle (Perth)	October 15, 2024	Australia	95%	Manpower Contracting Services
YY Smart Tech Pte Ltd	December 2, 2024	Singapore	80%	Development of software and applications and applications (Except games and cybersecurity)
YY Circle (Netherlands)	December 18, 2024	Netherlands	95%	Manpower Contracting Services

*	There is only one sole director who is assigned by YY Circle (SG) Pte. Ltd. Therefore, the Company has the control right over YY Circle (Cambodia) Co Ltd

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

In connection with the preparation of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024, we identified two immaterial errors with regard to cost of revenues for the year ended December 31, 2022 and the finance cost for the year ended December 31, 2022. These two errors were related to the recognition of cost of revenue and finance cost in incorrect period. We evaluated the errors and determined that the related impact was not material to our consolidated financial statements for any prior periods in accordance with Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, but that correction of the impact of the errors would be significant to our results of operations for the six months ended June 30, 2023. Accordingly, we have revised previously reported financial information for such immaterial errors, as previously disclosed in our Audited Consolidated Financial Statements for the year ended December 31, 2022. A summary of revisions to our previously reported financial statements presented herein for comparative purposes is included below.

Revised Consolidated Statements of Financial Position

	As of December 31, 2022
	As reported	Adjustment	As revised
	USD	USD	USD
Deferred tax assets	71,065	7,480	78,545
Total Non-current assets	560,582	7,480	568,062
Total assets	5,760,302	7,480	5,767,782
Trade and other payables	1,969,741	44,002	2,013,743
Total Current Liabilities	3,470,821	44,002	3,514,823
Total Liabilities	4,782,131	44,002	4,826,133
Accumulated deficit	(270,015)	(36,522)	(306,537)
Equity (deficit) attributable to owners of the Company	978,847	(36,522)	942,325
Total equity (deficit)	978,171	(36,522)	941,649

Revised consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the year ended December 31, 2022
	As reported	Adjustment	As revised
	USD	USD	USD
Cost of revenue	(17,496,915)	46,784	(17,450,131)
Gross profit	2,525,614	46,784	2,572,398
Operating profit	1,186,076	46,784	1,232,860
Finance cost	(285,368)	(44,002)	(329,370)
Profit before tax	900,708	2,782	903,490
Income tax (expenses)	(141,676)	(474)	(142,150)
Profit for the year	759,032	2,308	761,340
Total comprehensive income for the year	785,963	2,308	788,271

Revised Consolidated Statement of Changes in Equity

	Accumulated deficit	Total	Total Equity (Deficit)
	USD	USD	USD
As Reported
Balance at January 1, 2021	(708,280)	303,165	303,165
Profit for the year	401,690	401,690	401,690
Total comprehensive income for the year	401,690	391,751	391,751
Balance at December 31, 2021	(1,029,335)	(27,829)	(27,829)

Profit for the year	759,320	759,320	759,032
Total comprehensive income for the year	759,320	786,639	785,963
Balance at December 31, 2022	(270,015)	978,847	978,171

Adjustment
Balance at January 1, 2021	–	–	–
Loss for the year	(38,830)	(38,830)	(38,830)
Total comprehensive loss for the year	(38,830)	(38,830)	(38,830)
Balance at December 31, 2021	(38,830)	(38,830)	(38,830)

Profit for the year	2,308	2,308	2,308
Total comprehensive income for the year	2,308	2,308	2,308
Balance at December 31, 2022	(36,522)	(36,522)	(36,522)

As Revised
Balance at January 1, 2021	(708,280)	303,165	303,165
Profit for the year	362,860	362,860	362,860
Total comprehensive income for the year	362,860	352,921	352,921
Balance at December 31, 2021	(1,068,165)	(66,659)	(66,659)

Profit for the year	761,628	761,628	761,340
Total comprehensive income for the year	761,628	788,947	788,271
Balance at December 31, 2022	(306,537)	942,325	941,649

Revised Consolidated Statements of Cash Flows

	For the year ended December 31, 2022
	As reported	Adjustment	As revised
	USD	USD	USD
Profit for the year	759,032	2,308	761,340
Finance Cost	285,368	44,002	329,370
Income tax expenses	141,676	474	142,150
Trade and other payables	(42,985)	(46,784)	(89,769)
Net cash provided by operating activities	935,273	-	935,273

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

3.1	Statement of compliance

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

The Group prepared the consolidated financial statements that comply with IFRS applicable as at December 31, 2024 together with the comparative period data for the years ended December 31, 2023 and 2022, as described in the summary of significant accounting policies.

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

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting year during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 4.4 – Compound financial instruments

●	Note 4.5 – Share-based payment to employees and non-employees

4	SIGNIFICANT ACCOUNTING POLICIES

The Group has consistently applied the following accounting policies to all years presented in these consolidated financial statements.

4.1	Basis of consolidation

(a)	Subsidiaries

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

4.2	Changes in accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the year ended December 31, 2024 of the Group:

●	Amendments to IFRS 16, Lease Liability in a sale and leaseback

●	Amendments to IAS 1: Non-current liabilities with covenants and Classification of Liabilities as current or non-current

●	Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period as set out in Note 4.19

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

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Period-end SGD: US$1 exchange rate	1.3603	1.3186	1.3446
Period-end MYR: US$1 exchange rate*	4.4703	4.5912	4.4129
Period-end AUD: US$1 exchange rate*	1.6094	-	-
Period-end VND: US$1 exchange rate*	25497.6570	-	-
Period-end GBP: US$1 exchange rate*	0.7967	-	-
Period-end AED: US$1 exchange rate*	3.6725	-	-
Period-end KRW: US$1 exchange rate*	1473.7811	-	-

	For year ended December 31, 2024	For year ended December 31, 2023	For year ended December 31, 2022
Period-average SGD: US$1 exchange rate	1.3380	1.3414	1.3792
Period-average MYR: US$1 exchange rate*	4.5563	4.5617	4.4061
Period-average AUD: US$1 exchange rate*	1.5211	-	-
Period-average VND: US$1 exchange rate*	25084.5233	-	-
Period-average GBP: US$1 exchange rate*	0.7819	-	-
Period-average AED: US$1 exchange rate*	3.6730	-	-
Period-average KRW: US$1 exchange rate*	1368.5305	-	-

*	Other currencies are relevant as of December 31, 2024, due to the establishment of subsidiaries in the region, with no subsidiaries in AUD, VND, GBP, AED and KRW prior to January 1, 2024.

ii)	Foreign operations

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

b)	Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL, which include warrant liabilities, are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.

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

v)	Treasury Shares Reserve

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated statements of financial position. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between reserves and retained earnings.

vi)	Compound financial instruments

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

4.5	Share-based payments to employees and non-employees

Non-employees

The Group recognizes share-based payments to non-employees as an expense in the consolidated statement of profit or loss and other comprehensive income (loss). The expense is recognized over the period during which the goods or services are received from the non-employee. In equity-settled share-based compensation transactions with non-employee, goods are recognized when they are obtained and services are recognized when they are received. If the goods or services do not qualify for recognition as assets, then they are expensed.

For transactions measured by reference to the fair value of the equity instruments granted, the Group measures the fair value of equity instruments granted at the measurement date, based on market prices if available, taking into account the terms and conditions upon which those equity instruments were granted. In rare cases, the Group may be unable to estimate reliably the fair value of the equity instruments granted at the measurement date, instead, the Group may choose to i) measure the equity instruments at their intrinsic value, initially at the date the Group obtains the goods or the counterparty renders service and subsequently at the end of each reporting period and at the date of final settlement, with any change in intrinsic value recognized in the consolidated statements of profit or loss and other comprehensive income (loss) or ii) recognize the goods or services received based on the number of equity instruments that ultimately vest or (where applicable) are ultimately exercised.

Employees

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-marketing performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between the expected and actual outcomes.

No forfeiture rate since all shares earned immediately according to the Share-based compensation agreements, not only the employee but also the individual consultants.

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

The Group provides cleaning services, customers simultaneously receive and consume the benefits and it is determined that the performance obligation is satisfied over time. The Company adopts the practice expedient in accordance with IFRS 15. B16, as the Company has the right to consideration from the customer in an amount that corresponds directly with the value of to the customer of the Company’s performance completed to date. Given that the Company’s cleaning service contracts involve billing a fixed amount per month or per hour of service provided, revenue is recognized based on the amount the Company is entitled to invoice.

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

4.16	(Loss) Earnings per share

The Group reports both basic and diluted earnings per share for its shares. Basic earnings per share is computed by dividing the profit or loss attributable to the Company’s shareholders by the weighted-average number of outstanding shares during the year, factoring in any own shares held. Diluted earnings per share is calculated by adjusting both the profit or loss attributable to shareholders and the weighted-average number of outstanding shares, including any own shares held, to account for the impact of all potentially dilutive shares.

4.17	Repurchase of Ordinary Shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and presented in the treasury shares reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share capital.

4.18	Segment reporting

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

4.19	Standards issued but not yet effective

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

●	Lack of Exchangeability (Amendments to IAS 21)

●	Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28) - Will be determined at a future date

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	IFRS 19 Subsidiaries without Public Accountability Disclosures

5	CASH

	As of December 31, 2024	As of December 31, 2023
	USD	USD
Cash at banks	765,099	467,235
Cash in transit	71,808	-
Cash in the consolidated statements of financial position	836,907	467,235

	2024	2023
	USD	USD
Cash in the consolidated statements of cash flows	836,907	467,235

The maximum exposure to credit risk at the end of the reporting period is the book carrying value of cash at banks.

6	TRADE RECEIVABLES, NET

	As of December 31, 2024	As of December 31, 2023
	USD	USD
Trade receivables
Trade Receivables from cleaning service	3,979,175	3,981,025
Trade Receivables from manpower outsourcing services	4,298,937	3,056,917
Subtotal:	8,278,112	7,037,942
Allowance for expected credit losses	(62,425)	–
Trade receivables, net	8,215,687	7,037,942

i)	Trade receivable

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. No interest is charged on the outstanding balances.

ii)	Transfer of trade receivables

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

For non-notified customers, the Factor remits 75% of the trade receivable balance to the Group and the rate increased to 85% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,200,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further decreased by S$250,000 under Hong Ye Group Pte Ltd. based on the terms of variation with effect from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd. Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee changed to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd.

For notified customers, the Factor remits 80% of the trade receivable balance to the Group and the rate increased to 90% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,300,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further increased by S$500,000 and decreased by S$250,000 under YY Circle (SG) Pte Ltd and Hong Ye Group Pte Ltd, respectively, based on the terms of variation with effective from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd.  Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee changed to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd.

As of December 31, 2024 and 2023, the Group recorded a recourse liability of $2,397,078 and $2,139,575, respectively, towards the factor which is included in current loans and borrowings on the consolidated statements of financial position. The cost of factoring is included as a component of finance cost in the accompanying consolidated statements of profit or loss and other comprehensive income. During the years ended December 31, 2024 and 2023 and 2022, the Group incurred $312,768 and $218,749 and $212,302 in factoring fee, respectively.

The following information shows the carrying amount of trade receivables at the reporting date that have been transferred but have not been derecognized and the associated liabilities.

	As of December 31, 2024	As of December 31, 2023
	USD	USD
Carrying amount of trade receivables transferred to an agent	3,308,037	3,552,836
Carrying amount of associated liabilities	2,397,078	2,139,575

iii)	Financial risk management

The exposure of trade receivables to credit risk is disclosed in Note 20.

7	PREPAYMENT AND OTHER CURRENT ASSETS

	As of December 31, 2024	As of December 31, 2023
	US$	US$
Current:
Deposits & Prepayment	2,204,812	370,370
Deferred IPO Cost*	-	2,039,513
Other Receivables	704,100	257,283
Prepayment for fundraising**	1,000,000	-
	3,908,912	2,667,166
Non-current:
Deposit others	260,543	-
Prepayment, non-current	114,317	18,656
	374,860	18,656
Total prepayment and other assets	4,283,772	2,685,822

*	The balance of deferred IPO cost includes legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filling and print related costs, exchange listing costs, and road show related costs and other offering costs directly attributable to the Company’s initial public offering. It was subsequently charged against the gross proceeds from the Company’s initial public offering completed on April 22, 2024 as a reduction of share capital.

**	The balance of prepayment for fundraising represents a prepaid deposit of $1 million to a consulting firm for financing. The consulting firm will provide professional consulting services and related resources for fund raising.

i)	Financial risk management

The exposure of prepayments and other current assets to credit risk is disclosed in Note 20.

8	RIGHT-OF-USE ASSETS

i)	Right-of-use assets

	Property	Office equipment	Motor Vehicle	Total
	USD	USD	USD	USD
Balance as at January 1, 2023	59,441	4,747	146,463	210,651
Addition	-	-	52,664	52,664
Loss from early termination of lease	-	-	(20,854)	(20,854)
Depreciation	(59,582)	(1,393)	(104,887)	(165,862)
Effect of movement in exchange rates	141	71	1,623	1,835
As at December 31, 2023	-	3,425	75,009	78,434
Additions	952,609	-	453,069	1,405,678
Loss from early termination of lease	-	-	(7,872)	(7,872)
Depreciation	(165,963)	(1,396)	(69,850)	(237,209)
Effects of movement in exchange rates	(11,863)	(82)	(7,610)	(19,555)
Balance at December 31, 2024	774,783	1,947	442,746	1,219,476

ii)	Amounts recognized in consolidated statements of profit or loss and other comprehensive income:

	2024	2023	2022
	USD	USD	USD
Interest on lease liabilities	67,702	10,088	12,280
Expenses relating to short-term lease and low value assets	277,005	292,897	224,731
Depreciation charge for right-of-use assets	237,209	165,862	127,352

iii)	Amounts recognized in statements of cash flows

	2024	2023	2022
	USD	USD	USD
Payment of lease liabilities	(269,292)	(178,040)	(133,382)

9	PROPERTY AND EQUIPMENT

i)	Reconciliation of carrying amount

	Cleaning machinery	Computers- hardware & software	Furniture and fittings	Renovation	Office equipment	Sub-total
	USD	USD	USD	USD	USD	USD
Cost
Balance at December 31, 2022	891,977	287,180	46,563	76,957	12,447	1,315,124
Additions	174,874	30,972	-	-	-	205,846
Effect of movements in exchange rates	20,612	6,080	918	1,518	246	29,374
Balance at 31 December, 2023	1,087,463	324,232	47,481	78,475	12,693	1,550,344

Additions	38,394	3,940	-	53,618	5,293	101,245
Disposal	-	-	-	-	-	-
Effect of movements in exchange rates	(33,337)	(9,808)	(1,456)	(2,406)	(389)	(47,396)
Balance at December 31, 2024	1,092,520	318,364	46,025	129,687	17,597	1,604,193

Accumulated depreciation
Balance at December 31, 2022	625,159	275,132	46,563	76,957	12,447	1,036,258
Additions	114,339	8,356	-	-	-	122,695
Effect of movements in exchange rates	14,305	5,783	918	1,518	246	22,770
Balance at December 31, 2023	753,803	289,271	47,481	78,475	12,693	1,181,723

Additions	105,259	16,962	-	11,938	149	134,308
Disposal	-	-	-	-	-	-
Effect of movements in exchange rates	(24,834)	(9,311)	(1,456)	(2,601)	(392)	(38,594)
Balance at December 31, 2024	834,228	296,922	46,025	87,812	12,450	1,277,437

Carrying amounts
At December 31, 2023	333,660	34,961	-	-	-	368,621
At December 31, 2024	258,292	21,442	-	41,875	5,147	326,756

ii)	Depreciation of property and equipment

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $ 134,308 (2023: $122,695 and 2022: $213,206).

The reviews performed in 2024 and 2023 and 2022 did not result in any changes in estimated useful life or residual value.

10	TRADE AND OTHER PAYABLES

	As of December 31, 2024	As of December 31, 2023
	USD	USD
Trade payables:
Amount due to third parties	1,260,351	891,797

Other payables:
Accrued payroll and pension	1,055,415	1,188,861
Loan from a third party (interest-bearing)*	477,836	-
GST payables	983,659	633,743
Provision for taxation	246,219	117,835
Others	199,633	164,400
Total trade and other payables	4,223,113	2,996,636

These amounts are non-interest bearing except a third party loan mentioned below. Trade payables are normally settled on 90 days’ terms.

* The balance represents a loan from a third party amounting to S$650,000 which equal to $477,836, which is interest-bearing at 8% per annum and repayable on demand.

The remaining other payables to third parties are non-interest bearing and have an average term of 3 months.

The exposure of trade and other payables to liquidity risk is disclosed in Note 20.

11	LOANS AND BORROWINGS

	As of December 31, 2024	As of December 31, 2023
	USD	USD
Current
Guaranteed bank loan	364,457	716,916
Financial institution loan	441,079	-
Recourse liability	2,397,078	2,139,575
	3,202,614	2,856,491
Lease liabilities	226,707	69,135
	3,429,321	2,925,626

Non-current
Guaranteed bank loan	144,365	523,607
Warrants liabilities	46,518	-
Lease liabilities	985,879	15,187
	1,176,762	538,794
Total loans and borrowings	4,606,083	3,464,420

i)	Terms and debt repayment schedule

	Currency	Principal amount	Year of origination	Nominal interest rate % per annum	Year of maturity	2024	2023
2024						USD	USD
Guaranteed bank loan	SGD	400,000	2020	2.75%	2025	51,960	116,071
Guaranteed bank loan	SGD	185,000	2019	10.88%	2024	-	31,692
Guaranteed bank loan	SGD	1,200,000	2020	2.50%	2025	108,703	300,586
Guaranteed bank loan	SGD	300,000	2020	3.75%	2025	15,980	64,859
Guaranteed bank loan	SGD	450,000	2023	8.00%	2028	-	207,045
Guaranteed bank loan	SGD	300,000	2023	7.75%	2026	110,848	187,864
Guaranteed bank loan	SGD	50,000	2023	8.25%	2028	26,714	34,264
Guaranteed bank loan	SGD	100,000	2023	8.28%	2028	52,305	67,452
Guaranteed bank loan	SGD	50,000	2023	10.38%	2026	18,797	31,429
Guaranteed bank loan	SGD	300,000	2023	8.8%	2026	123,515	199,261
Financial institution loan	SGD	400,000	2024	10.8%	2025	294,053	-
Financial institution loan	SGD	200,000	2024	10.8%	2025	147,026	-
Recourse liability	SGD	N/A	N/A	7.0%-7.7%	N/A	2,397,078	2,139,575
Lease liabilities	Multiple	N/A	2019-2022	2.99% to 8.21%	2024-2029	1,212,586	84,322
						4,559,565	3,464,420

The guaranteed bank loans are guaranteed by Mr. Fu Xiaowei and Ms. Zhang Fan, the CEO of the Group and his spouse.

The weighted average effective interest rates per annum of guaranteed bank loans and financial institution loans is 6.11%.

Subsequently to the date of issuance of the consolidated financial statements, all the guaranteed bank loans and financial institution loans were repaid upon maturity without default.

On April 3, 2025, Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd secured short-term loans from a financial institution, amounting to S$225,000 ($165,405) and S$100,000($73,513) respectively, with the proceeds designated exclusively for growth and marketing expenses. A fixed service fee of 11.7% was applied to each loan, resulting in an aggregate funding total of S$251,325($184,757) for the S$225,000($165,405) loan and S$111,700($82,114) for the S$100,000($73,513) loan. These financing arrangements structured to support the companies' strategic initiatives in expanding market presence and driving growth.

ii)	Convertible loan

USD
Carrying amount of liability at December 31, 2022	736,129
Conversion with Class A shares	(728,526)
Effect of movement in exchange rates	(7,603)
Carrying amount of liability at December 31, 2023 and 2024	–

The convertible loan was issued to a third party on February 23, 2022 (“Disbursement Date”) with an amount of $743,273 (S$1,000,000). The convertible loan bears an interest rate of 8% per annum and will be mature on February 22, 2024 (“Maturity Date”).

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

iii)	Reconciliation of movements of liabilities and equity to cash flows arising from financing activities

	Bank loan and financial institution	Convertible note	Lease liabilities	Treasury shares reserve	Share capital	Equity component of convertible loan	Total
	USD	USD	USD	USD	USD	USD	USD
Balance at January 1, 2023	836,008	736,129	219,369	-	1,228,037	7,587	3,027,130
Proceeds from loans and borrowings	931,862	-	-	-	-	-	931,862
Payment of bank loans and borrowings	(550,426)	-	-	-	-	-	(550,426)
Payment of lease liabilities	-	-	(178,040)	-	-	-	(178,040)
Interest paid	(89,903)	-	-	-	-	-	(89,903)
Total changes from financing cash flows	291,533	-	(178,040)	-	-	-	113,493
Effect of changes in foreign exchange rates	23,079	1,756	1,955	-	-	-	26,790
Other changes	-	(19,229)	-	-	-	-	16,994
Liability-related							-
Recognition of lease liabilities	-	-	52,664	-	-	-	52,664
Derecognition of lease liabilities	-	-	(21,714)	-	-	-	(21,714)
Conversion with Class A shares	-	(728,526)	-	-	736,113	(7,587)	-
Share issuance for services	-	-	-	-	1,600,000	-	1,600,000
Interest expense	89,903	9,870	10,088	-	-	-	109,861
Total liability-related other changes	89,903	(718,656)	41,038	-	2,336,113	(7,587)	1,740,811
Total equity-related other changes
Balance at December 31, 2023	1,240,523	-	84,322	-	3,564,150	-	4,925,218
Proceeds from loans and borrowings	448,442	-	-	-	-	-	1,323,502
Shares repurchase-Payment	-	-	-	(1,012,458)	-	-	(1,012,458)
Advance payment to a related party		-	-	-	-	-	(359,142)
Payment of loans and borrowings	(707,046)	-	-	-	-	-	(885,192)
Payment of lease liabilities	-	-	(269,292)	-	-	-	(269,292)
Net proceeds from issue of Class A ordinary shares		-	-	-	3,922,650	-	3,922,650
Total changes from financing cash flows	(258,604)	-	(269,292)	(1,012,458)	3,922,650	-	2,720,068
Effect of changes in foreign exchange rates	(82,983)	-	(43,664)	-	(81,999)	-	(205,907)
Other changes	-	-	-	-	-	-	(34,797)
Liability-related
Recognition of lease liabilities	-	-	1,373,518	-	-	-	1,373,518
Issuance of warrant					(84,882)		(84,882)
Interest expense	50,965	-	67,702	-	-	-	118,667
Total liability-related other changes	50,965	-	1,441,220	-	(84,882)	-	1,407,303
Payment of offering cost- Offset with prepayment					(2,039,513)		(2,039,513)
Shares repurchase-Offset with receivables				(285,792)			(285,792)
Total equity-related other changes	-	-	-	(285,792)	(2,039,513)	-	(2,325,305)
Balance at December 31, 2024	949,901	-	1,212,586	(1,298,250)	5,280,406	-	6,486,580

iv)	Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate and liquidity risk) is disclosed in Note 19.

v)	Warrants Liability

On April 24, 2024, the Company also issued a warrant to the underwriter, US Tiger Securities Inc., granting the right to purchase 56,250 of the Company’s Class A Ordinary Shares. This warrant will expire on April 22, 2027 and have an exercise price of $4.8. US Tiger Securities Inc. can elect to have cashless exercise of this warrant.

USD
Initial recognition of warrants liability	84,881
Fair value adjustment of warrant liability	(38,363)
Carrying amount of liability at December 31, 2024	46,518

12	CAPITAL AND RESERVES

	2024			2023			2022
	Number of Class A shares	Number of Class B shares	USD	Number of Class A shares	Number of Class B shares	USD	Number of Class A shares	Number of Class B shares	USD
Issued and fully paid:
Shares
As at the beginning of year	33,300,000	5,000,000	3,564,150	30,588,830	5,000,000	1,228,037	23,792,943	5,000,000	1,015,587
Issuance of class A shares in connection with IPO	1,125,000	-	4,500,000	800,000	-	1,600,000	6,795,887	-	212,450
Issuance of class A shares to employees （2023 Share incentive plan）	2,400,000	-	-
Issuance of class A shares to individual consultants	900,000	-	-
Issuance of class A shares to certain employees (employee stock compensation plan)	205,250
Conversion of a convertible loan	-	-	-	1,911,170	-	736,113	-	-	-
Share Repurchase	(1,832,700)
Offering costs	-	-	(2,783,744)	-	-	-	-	-	-
As at end of year	36,097,550	5,000,000	5,280,406	33,300,000	5,000,000	3,564,150	30,588,830	5,000,000	1,228,037

Holders of class A shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The holder of class B shares is not entitled to dividends as declared from time to time and is entitled to twenty (20) vote per share at general meeting of the Company.

In September 2022, the general meeting of shareholders approved the issue of 6,750,881 class A shares at a price of S$1.00 per share.

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

On April 24, 2024, the Company closed the initial public offering of its 1,125,000 Class A ordinary shares, no par value. The Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis.

On April 24, 2024, the Company issued an underwriter’s warrant to US Tiger Securities, Inc., granting the right to purchase 56,250 Class A ordinary shares.

For the year ended December 31, 2024, a total of 2,605,250 Class A ordinary shares were issued as part of share-based compensation to attract and retain employees as a bonus in connection with successful IPO and a total of 900,000 Class A ordinary shares were issued to individual consultants to help the Company form and execute its business development strategy. (see Note 18)

ii)	Nature and purpose of reserves

a)	Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

b)	Share based compensation reserves

Share-based compensation reserves represent the equity set aside for stock-based payments to employees, executives, and consultants. These reserves arise when a company grants shares or stock options as part of its compensation strategy, recording them as an expense with a corresponding increase in equity. The primary purpose of share-based compensation reserves is to attract, retain, and incentivize key personnel while aligning their interests with the company’s long-term growth. Additionally, it helps preserve cash by offering equity instead of cash payments and serves as a performance-based reward system. Companies also use these reserves to compensate external consultants or advisors, supporting business development and strategic initiatives.

c)	Treasury Shares reserve

On September 13, 2024, the Company entered into a share sale agreement with V Capital Consulting Limited to purchase 1,832,700 Class A Shares of the Company for a total purchase consideration of US$1,298,250, which consists of US$1,012,458 in cash plus a settlement of US$285,792 previously owed by the Vendor to the Company. The Vendor is not a related party with the Company and the Share Purchase was negotiated at arm’s length. The Share Purchase was completed on September 19, 2024.

13	(LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per share attributable to shareholders for the years ended December 31,

	2024	2023	2022 (As revised2)
	USD	USD	USD
(Loss) profit for the year	(4,844,498)	864,037	761,340
Less: (Loss) income attributable to non-controlling interests	(6,733)	11,703	(288)
(Loss) profit for the year attributable to shareholders	(4,837,765)	852,334	761,628
Basic weighted-average number of shares outstanding	33,796,259	37,877,099	30,674,250

Basic (loss) earnings per share attributable to shareholders	(0.14)	0.02	0.02
Diluted weighted-average number of shares outstanding	33,796,259	37,877,099	32,690,039
Diluted (loss) earnings per share attributable to shareholders	(0.14)	0.02	0.02

14	SEGMENT REPORTING

i)	Basis for segmentation

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

The CODM evaluates operating segments based on revenue and Segment profit (loss). Total revenue for reportable segments equals consolidated revenue for the Group. Segment (loss) profit is defined as net profit or loss of each operating segment excluding the unallocated overhead cost.

	Cleaning	Manpower	Unallocated	Total
	USD	USD	USD	USD
2024
Segment Revenue	23,340,627	17,762,762	-	41,103,389
Cost	(20,827,165)	(15,017,771)	-	(35,844,936)
Other income	912,296	788,216	-	1,700,512
Selling and marketing expenses	(117,893)	(155,489)	(436,828)	(710,210)
General and administrative expenses	(728,730)	(919,471)	(8,741,509)	(10,389,710)
Other Expenses	(32,635)	(1,922)	-	(34,557)
Finance Cost	(325,587)	(105,160)	(688)	(431,435)
Change in fair value of warrant liability	-	-	38,363	38,363
Income tax expenses	(38,054)	(237,860)	-	(275,914)
Segment Profit / (loss)	2,182,859	2,113,305	(9,140,662)	(4,844,498)

2023
Segment Revenue	18,565,897	13,206,389	-	31,772,286
Cost	(17,156,622)	(10,963,884)	-	(28,120,506)
Other income	1,212,231	618,668	-	1,830,899
Selling and marketing expenses	(46,188)	(145,394)	-	(191,582)
General and administrative expenses	(904,227)	(606,278)	(2,335,862)	(3,846,367)
Other expenses	(14,214)	(13,567)	-	(27,781)
Finance Cost	(160,662)	(58,086)	(109,862)	(328,610)
Income tax expenses	(133,672)	(90,630)	-	(224,302)
Segment Profit / (loss)	1,362,543	1,947,218	(2,445,724)	864,037

2022 (As revised2)
Segment Revenue	13,221,770	6,800,759	-	20,022,529
Cost of revenue	(11,899,993)	(5,550,138)	-	(17,450,131)
Other income	1,899,039	53,381	-	1,952,420
Selling and marketing expenses	(62,328)	(263,350)	-	(325,678)
General and administrative expenses	(746,604)	(77,997)	(2,084,566)	(2,909,167)
Other expenses	(57,111)	(2)	-	(57,113)
Finance cost	(285,368)	-	(44,002)	(329,370)
Income tax expenses	(107,220)	(34,930)	-	(142,150)
Segment Profit (loss)	1,962,185	927,723	(2,128,568)	761,340

Revenue reported above represents revenue generated from external customers. There were inter-segment sales of $55,940, $281,656 and $253,541 for the years ended December 31, 2024 and 2023 and 2022 respectively.

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore. Other non-current assets such as right-of-use assets are predominantly regional assets that are not attributed to a segment.

Segment assets and liabilities

	Cleaning	Manpower	Unallocated	Total
	USD	USD	USD	USD
2024
Total Assets	2,896,892	8,022,029	4,450,471	15,369,392
Total Liabilities	5,608,602	2,684,509	881,706	9,174,817

2023
Total Assets	4,746,652	3,627,009	2,296,429	10,670,090
Total Liabilities	4,151,935	1,256,192	1,120,450	6,528,577

Geographic allocation

All business units of the Group are operating in Singapore, Malaysia, UAE and Australia.  The Group allocates revenue on the basis of the location of the customer. The geographic revenue generates majority from Singapore and Malaysia, while less than 10% of the Group’ revenue generated from UAE and Australia.

15	INCOME AND EXPENSES

i)	Other income

	2024	2023	2022
	USD	USD	USD
Government grant income*	852,843	1,207,154	1,952,418
Other operating income**	544,080	455,943	-
Others	303,589	167,802	2
Total other income	1,700,512	1,830,899	1,952,420

*	Government grant income in FY2024 was provided by Singapore Government mainly through the Progressive Wage Credit Scheme and Enabling Employment Credit.

**	Other operating income was related to a license grant fee charge to YY Circle (Thailand) Ltd and YY Circle (HK) Pte Ltd, which are unrelated parties with the Company.

ii)	Other expenses

	2024	2023	2022
	USD	USD	USD
Late charges & fine	(34,557)	(27,781)	(8,718)
Loss on disposal of property and equipment	-	-	(48,395)
Total other expenses	(34,557)	(27,781)	(57,113)

iii)	Expenses by nature

Total cost of revenue, selling and marketing expenses, general and administrative expenses include expenses of the following nature:

	2024	2023	2022 (As revised2)
	USD	USD	USD
Advertisement and promotions	328,586	191,582	325,678
Depreciation	371,517	288,557	340,558
Legal and professional fee	603,411	584,145	40,727
Office expenses	327,733	216,332	141,870
Rental of equipment and others	277,005	292,897	224,730
Staff expenses and wages	34,215,044	27,172,767	17,938,407
Share-based compensation	5,158,990	-	-
Transportation	86,561	90,737	42,653
Insurance expenses	187,111	237,097	116,607
Other operating expenses	5,388,898	3,084,341	1,513,746
Total cost of revenue, selling and marketing expenses, general and administrative expenses	46,944,856	32,158,455	20,684,976

16	FINANCE COST

	2024	2023	2022 (As revised)
	USD	USD	USD
Fees from trade receivable factoring	312,768	218,749	212,302
Interest expenses from lease liabilities	67,702	10,088	12,280
Interest expenses from guaranteed bank loans	50,965	89,903	60,786
Interest expenses of convertible loan	-	9,870	44,002
Total finance cost	431,435	328,610	329,370

17	INCOME TAX EXPENSES

	2024	2023	2022 (As revised2)
	USD	USD	USD
Current Tax Expense
Current year	268,715	115,833	107,355
Changes in estimates related to prior years	3,613	30,607	-
Deferred tax expense/(credit)
Origination and reversal of temporary difference	(8,089)	77,862	34,795
Changes in estimates related to prior years	11,675	-	-
Income tax expenses	275,914	224,302	142,150

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the Singapore’s standard rate of income tax as follows:

	2024	2023	2022 (As revised2)
	USD	USD	USD
Reconciliation between tax expenses and accounting profit at applicable tax rate
Profit before tax	(4,568,584)	1,088,339	903,490
Tax at the Singapore statutory rate	(776,659)	185,018	153,593
Share-based compensation	877,029	-	-
Difference from the effect of tax rates in a foreign jurisdiction	128,371	10,583	(292)
Tax losses-unrecognized deferred tax assets	48,008	-	-
Non-deductible expenses	9,925	11,084	1,482
Other Non-taxable Income	(26,048)	(12,990)	(12,633)
Changes in estimates related to prior years	15,288	30,607	-
Income tax expenses	275,914	224,302	142,150

	2024	2023
	USD	USD
Deferred tax assets
Tax losses carried forward	-	11,734
Lease liability	206,140	14,335
Allowance for credit losses	14,329	-
Deferred tax liabilities
Right-of-use assets	207,311	13,334
Depreciation	15,860	11,997

Net deferred tax (liabilities) assets	(2,702)	738

Movement in deferred tax liabilities:

	Accelerated tax depreciation	Right-of-use assets	Total
	USD	USD	USD
Balance at January 1, 2023	-	(35,811)	(35,811)
Recognized in profit or loss	(11,793)	22,789	10,996
Effect of movement in exchange rates	(204)	(312)	(516)
Balance at December 31, 2023 and January 1, 2024	(11,997)	(13,334)	(25,331)
Recognized in profit or loss	(4,301)	(197,631)	(201,932)
Effect of movement in exchange rates	438	3,654	4,092
Balance at December 31, 2024	(15,860)	(207,311)	(223,171)

Movement in deferred tax assets:

	Tax losses carried forward	Lease liability	Allowance for credit losses	Total
	USD	USD	USD	USD
Balance at January 1, 2023	77,063	37,293	-	114,356
Recognized in profit or loss	(65,567)	(23,291)	-	(88,858)
Effect of movement in exchange rates	238	333	-	571
Balance at December 31, 2023 and January 1, 2024	11,734	14,335	-	26,069
Recognized in profit or loss	(11,675)	195,453	14,568	198,346
Effect of movement in exchange rates	(59)	(3,648)	(239)	(3,946)
Balance at December 31, 2024	-	206,140	14,329	220,469

18	SHARE BASED COMPENSATION

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense immediately at the grant date if no vesting conditions are required. The fair values of share options are determined with reference to the fair value of the underlying shares. Share-based compensation expense, when recognized, is charged to the consolidated statements of profit or loss and other comprehensive income (loss) with the corresponding entry to Capital reserve as disclosed in Note 12. On each measurement date, the Company reviews external sources of information to determine the fair value of the shares which measured at the closing market price and related share-based compensation expense.

We recognized share-based compensation expense of $5,158,990, nil and nil in FY2024, FY2023 and 2022, respectively.

●	Restricted Shares

On July 8, 2024, YY Group Holding Limited (the “Company”) entered into employee stock compensation plan with its employees by offering opportunity for them to purchase the Class A ordinary shares in the Company as their incentive for the successful IPO to foster their long-term commitment to the Company in the past.

	Number of shares	Weighted average exercise price		Weighted average grant date FV
Balance as of December 31, 2023	-	-		-
Granted	205,250	0.000477	*	0.76
Cancelled/forfeited	-	-		-
Vested	205,250	0.000477	*	0.76
Balance as of December 31, 2024	-	-		-

	FY2024	FY2023	FY2022
Share-based compensation	155,990	-	-

*	The weighted average exercise price of USD 0.000477 is calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

●	2023 Share Incentive Plan

YY Group Holding Limited adopted the 2023 Share Incentive Plan for the purpose of granting stock options and incentive stock options to employees, executive and consultants to provide incentives for motivate, attract, and retain the services. For the consultants engaged by the Company shall assist the Company as a strategic business advisor to identify opportunities to expand the Company’s presence in China manpower outsourcing and cleaning services market. Any Class A Ordinary Shares covered by an award granted under the 2023 Share Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2023 Share Incentive Plan. The following is the maximum aggregate number of shares which may be issued pursuant to all awards under the 2023 Share Incentive Plan:

	Maximum	Number of shares granted

2023 Share Incentive Plan	3,300,000	3,300,000

	Number of shares	Weighted average exercise price		Weighted average grant date FV
Balance as of December 31, 2023	-	-		-
Granted of December 5, 2024	2,400,000	0.000003	*	1.84
Granted of December 31, 2024	900,000	0.000003	*	1.84
Cancelled/forfeited	-	-		-
Vested	3,300,000	0.000003	*	1.84
Balance as of December 31, 2024	-	-		-

	FY2024	FY2023	FY2022
Share-based compensation	5,003,000	-	-

*	The weighted average exercise price of USD 0.000003 is calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

(i)	The Employee grant shares vested immediately on the grant date, but Employee agrees that they may not sell, transfer, assign, pledge, or otherwise dispose of any Shares granted under the agreement for a period of 1 year from the date of grant (“Restriction period”). Except for the specified restriction period, no other restrictive legend applies.

(ii)	The Grant shares under 2023 Share Incentive Plan vested immediately. The Shares vested and exercisable on the grant date.

19	RELATED PARTIES

i)	Transactions with key management personnel

a)	Key management personnel compensation

Compensation to Directors and executive officers of the Group comprised the following:

	2024	2023	2022
	USD	USD	USD
Short-term employee benefits	684,902	449,068	503,155

b)	Key management personnel transactions

The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or significant influence were as follows.

	Transaction values for the years ended December 31,			Balance outstanding as at December 31,
	2024	2023	2022	2024	2023
	USD	USD	USD	USD	USD
Repayment (from)/loan to a shareholder, net***	211,102	(458,403)	1,035,306	(207,636)	-
Payment made on behalf of the Company by a shareholder and amount due to a shareholder *	(6,144)	(59,559)	-	(64,854)	(59,559)
Rental expenses to a related party and rental payable to a director**	-	(31,311)	(25,769)	-	(2,654)

*	The CEO paid the interest of convertible note on behalf of the Company on March 1, 2023 with an amount of $59,559.

**	Amount due to this related party represents the lease payable to the employee dormitory rented from a director.

***	It represented loan and advance from shareholder which net off with the repayment for operational purpose. On September 10, 2024, Hong Ye Group Private Limited entered into a loan agreement with the CEO, Fu Xiaowei. The loan amounted to S$450,000 which equal to $336,331 with 8% per annum interest-bearing was due on December 9, 2024 and extended to be repayable on demand. As of December 31, 2024, S$238,354 which equal to $178,146 repayment were made. Except the loan, others were advances.

ii)	Other related party transactions

	Transaction values for the years ended December 31,			Balance outstanding as at December 31,
	2024	2023	2022	2024	2023
	USD	USD		USD	USD
Loan to a related party	-	-	25,167	-	-
Prepayment to a related party	359,142	-	-	353,245	-
Upkeeping and maintenance service provided by a related party and payable to a related party	90,809	(40,083)	(26,659)	(29,773)	(5,308)
Payment made on behalf by the Company of a related party	33,147	-	-	32,603	-
Landscape crew outsourcing service provided to a related party and receivable from a related party	35,530	32,153	-	65,285	31,298
Outdoor landscape service provided by a related party and payable to a related party	(7,332)	(6,143)	-	(4,995)	-
YY App license grant service provided to a related party	-	111,823	-	-	-

20	FINANCIAL INSTRUMENTS

i)	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk

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

In addition, the Company has a sizable customer base which minimizes the concentration of credit risk and the aggregate value of transactions concluded is spread amongst approved counterparties. The Company does not have any customers’ receivable which account for more than 10% of total accounts receivable. For the years ended December 31, 2024, 2023 and 2022, expected credit losses of $62,425, nil and nil were recognized in profit or loss against financial assets.

As of December 31, 2024, the company has a concentration of credit risk in accounts payable, with the top 10 suppliers accounting for 73% of total accounts payable balance as of December 31, 2024. The largest supplier A represents 17% ($215,308) of total account payable, followed by Supplier B at 16% ($205,611). Additionally, the top 10 suppliers by purchase amount make up 72% of total purchases, with Supplier C being the largest supplier at 20% ($1,015,858). Supplier D follows at 10% ($522,118). As of December 31, 2023, the concentration of credit risk in accounts payable was even higher, with the top 10 suppliers making up 83% of total accounts payable. This indicates that the company’s financial obligations were even more concentrated among a limited group of vendors, increasing exposure to supplier-related risks.

The largest accounts payable contributor in 2023 was Supplier A which accounted for 26% ($230,646) of total accounts payable balance, followed by Supplier B at 14% ($125,520) and Supplier C at 14% ($123,267). The high concentration in accounts payable meant that any financial distress among these key suppliers could have significantly impacted the company’s cash flow and operational stability. For purchases, the concentration was 65% in 2024, lower than in 2023, suggesting that procurement was slightly more diversified. However, a substantial portion of purchases was still concentrated among a few key suppliers, reflecting the Company’s ongoing reliance on a small number of vendors.

The largest supplier by purchase volume in 2023 was Supplier A, which contributed 14.3% ($431,242), followed by Supplier B at 10.7% ($321,954). This high reliance on a few key suppliers increases the company’s exposure to supply chain disruptions and potential financial strain if payment terms change.

The largest accounts payable contributor in 2022 was Supplier A which accounted for 36% ($188,647) of total accounts payable balance, followed by Supplier B at 14% ($74,902) and the largest supplier by purchase volume in 2022 was Supplier A and supplier B at 36% ($458,080) and 12% ($178,365).

The aging of trade receivables were as follows:

	Total	Current (≤ 30 days)	31-60 days	61-90 days	≥91 days
Trade receivables	7,037,942	5,767,145	625,375	238,034	407,388
As at December 31, 2023	7,037,942	5,767,145	625,375	238,034	407,388

Trade receivables	8,278,112	6,704,924	466,913	359,039	747,236
Loss allowance for expected credit loss	(62,425)	(445)	(240)	(433)	(61,307)
As at December 31, 2024	8,215,687	6,704,479	466,673	358,606	685,929

Trade receivables factoring program

A subsidiary of the Company in Singapore has an agreement to factor, on a limited recourse basis, certain of its trade receivables up to a limit of S$4.5 million in exchange for advanced funding up to 90% of the principal value of the invoice as of December 31, 2024 The Company is charged a service fee of 0.35% based on the face value of the invoices assigned and interest rate of 7.7% per annum, based on the number of days between the funds release date and customer payment date. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the trade receivables, the Company receives cash proceeds and continues to service the trade receivables on behalf of the third-party financial institution. The program does not meet the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company retained substantially all the risks and rewards of ownership upon the factoring of a trade receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.

The Group does not have collateral in respect of outstanding trade receivables. The Group does not have trade receivables for which no allowance is recognized because of collateral.

The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount as at December 31,
	2024	2023
	USD	USD
Singapore	6,015,877	6,130,586
Malaysia	2,082,111	907,356
Others	117,699	-
Total	8,215,687	7,037,942

c)	Liquidity risk

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

The Group monitors its liquidity risk and maintains a level of cash balances deemed adequate by management to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows.

As part of their overall liquidity management, the Group maintains sufficient levels of funds to meet its working capital requirements and financed mainly through the trade receivable factoring program and long-term guaranteed bank loans (see Note 11).

The following are the contractual maturities of financial liabilities considered in the context of the Group’s liquidity risk management strategy. The amounts are gross and undiscounted and include contractual interest payments.

For the years ending December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2024
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed Bank and financial institution loans	875,105	115,768	27,002	9,809	-	-	1,027,684	77,783	949,901
Trade and other payables	4,223,113	-	-	-	-	-	4,223,113	-	4,223,113
Lease obligation	316,699	296,081	297,296	320,691	106,898	116,138	1,453,803	241,217	1,212,586
Total contractual obligations	5,414,917	411,849	324,298	330,500	106,898	116,138	6,704,600	319,000	6,385,600

d)	Market risk

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

If interest rates on guaranteed bank loans had been 100 basis points higher/lower and all other variables were held constant, the Group’s post-tax profit for the year would decrease/increase by approximately $5,115 (2023: $62,026).

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

iii)	Accounting classification and fair values

The fair values of the Group’s financial instruments (other than convertible loan initially measured at fair value and warrant liabilities) approximate their carrying amounts due to the short-term maturity of these instruments.

The liability component of the convertible loan is recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was measured using Level 3 fair value.

The warrant liabilities is recognized initially at the fair value and remeasured at fair value at each reporting period end using Black-Scholes model, which was measured using Level 3 fair value.

The following table show the valuation techniques used in measuring Level 3 fair values for the convertible loan and warrant liabilities in the statement of financial position, as well as the significant unobservable inputs used.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Liability
Convertible loan	Discounted cash flows: The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.	The interest rate for the long-term borrowings without conversion right, which is 8.26% assessed by the management.	The interest rate will impact the cash flow for the following periods

Warrant Liabilities	Black-Scholes Model / Monte Carlo Simulation: The valuation model considers factors such as stock price, volatility, risk-free rate, and time to expiration to determine the fair value of the warrants.

- Expected stock price volatility, assessed at 58.86% and 116.79% based on peer Companies, historical trends and market conditions as of issuance date and December 31, 2024, respectively. - Risk-free interest rate of 4.787% and 4.220%, based on government bond yields as of issuance date and December 31, 2024, respectively.

- Expected life of the warrants, estimated at 3 years and 2.31 years as of issuance date and December 31, 2024, respectively.

Changes in stock price volatility, risk-free rate, or expected life will impact the fair value of warrant liabilities, leading to fluctuations in financial statements.

The Group used the interest rate for the long-term borrowings without conversion right to calculate the cash flow, based on which, the Group determined the fair value of the liability component using the present value.

During the years ended December 31, 2024, 2023 and 2022, there were no transfers among instruments in level 1, level 2 or level 3.

21.	CONTINGENCIES

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

22	SUBSEQUENT EVENTS

The Company has assessed all events and transactions that occurred after December 31, 2024 up through the date the Company issued these consolidated financial statements, there are not any material subsequent events that require disclosure in these consolidated financial statements. Other than the events disclosed below:

Acquisition of Mediaplus Venture Group Pte. Ltd.  (“Mediaplus”)

On January 2, 2025, Mediaplus Limited, a wholly owned subsidiary of the Company, incorporated in the British Virgin Islands, successfully acquired 5,400 ordinary shares of Mediaplus, obtaining a 54% voting interest in the Mediaplus. Prior to this acquisition, on October 21, 2024, Mediaplus Limited had entered into a share purchase agreement with two third-party individuals (the “Vendors”) to acquire the 5,400 ordinary shares. The total purchase consideration comprised both cash and 9,260 class A ordinary shares of the Company (“Consideration Shares”), which is to be allotted and issued to the Vendors. Mediaplus was incorporated in Singapore on August 12, 2024 and is principally engaged in the information technology consultancy business. Mediaplus have 4 subsidiaries who are principally engaged in the business of web design and development and digital marketing based in Singapore and Malaysia.

This strategic acquisition underscores the Company’s commitment to leveraging internal synergies and optimizing resources by bringing website development and digital marketing capabilities in-house. With Mediaplus’ expertise, the Company is well-positioned to enhance its digital presence while delivering cost-efficient solutions for its growing global client base.

Pursuant to the Share Purchase Agreement, the consideration for the Sale Shares (the “Consideration”) shall be S$1,350,000 (equal to $992,428) in total which S$1,325,000 (equal to $974,050) shall be paid in cash and S$25,000 ($18,378), in the form of the Consideration Shares, to be issued as soon as practicable after the Completion Date but in any event within three months from the Completion Date.

As of the date of the issuance of these consolidated financial statements, the Company had paid the cash consideration of S$1,325,000 (Equal to $974,050) and the consideration shares is expected to be transferred in April 2025.

The financial effects on this transaction have not been recognized as of December 31, 2024. The operating results and assets and liabilities of the acquired company will be consolidated from January 2, 2025.

The following tables summarizes the consideration transferred to acquired Mediaplus Venture at the date of acquisition:

Cash	$974,050
Consideration Shares	$16,205
Total consideration at fair value	$990,255

Certain disclosures such as the fair value of the identifiable net assets and the expected goodwill and the amount of non-controlling interest in the Mediaplus recognized at the date of acquisition and the measurement basis for that amount, among others, cannot be made given the proximity of the acquisition to the date of issuance of these consolidated financial statements. Consequently, the analysis required by IFRS 3 is still in progress.

Acquisition of Property Facility Services Pte. Ltd. (“PFS”)

On January 21, 2025, the Company entered into a sale and purchase agreements (“SPA”) with three third-parties individuals (the “Sellers”) to acquire 100% equity interest of PFS. PFS was incorporated in Singapore on May 19, 2001. This strategic acquisition strengthens YY Group’s position in the Integrated Facility Management (“IFM”) industry and lays the groundwork for a transformative approach to facility management services. By integrating PFS with the Company’s existing cleaning division and that of Hong Ye Group Pte. Ltd., the Company aims to create a comprehensive IFM division capable of delivering seamless, cost-effective, and sustainable solutions to the clients. The combined expertise and resources will position the Company as a leader in Singapore’s IFM sector, offering enhanced services tailored to evolving client needs. On February 3, 2025, the Company completed the acquisition of PFS.

Pursuant to SPA, the Company is obligated to pay an aggregate total of S$1,992,000 ($1,434,540) consideration in fair value as follow:

●	S$816,000 (equal to $599,868), in cash on acquisition date (the “Completion Payment”);

●	S$784,000 (equal to $576,343), in cash on the Deferred Payment Date, provided in the event that the total net asset value of PFS is less than S$500,000 (Equal to $367,566) as of December 31, 2024, the amount in cash payable by the Purchaser on the Deferred Payment Date shall be reduced by such amount of shortfall in the total net asset value of PFS (“Reduction”), provided that the Reduction does not exceed S$500,000 (Equal to USD $367,566);

●	S$392,000 ($288,172), in the form of the 143,516 Class A ordinary shares of the Company (“Consideration Shares”).

As of the date of the issuance of these financial statements, the Company had paid cash consideration of S$816,000 (Equal to $599,868). The remaining cash consideration and consideration shares is expected to be paid and transferred after one year since the completion date.

The financial effects on this transaction have not been recognized as of December 31, 2024. The operating results and assets and liabilities of the acquired company will be consolidated from February 3, 2025.

The following tables summarizes the consideration transferred to acquired PFS at the date of acquisition:

Cash	$1,176,211
Consideration Shares	$258,329
Total consideration at fair value	$1,434,540

Certain disclosures such as the fair value of the identifiable net assets and the expected goodwill, among others, cannot be made given the proximity of the acquisition to the date of issuance of these consolidated financial statements. Consequently, the analysis required by IFRS 3 is still in progress.

On February 3, 2025, the Company issued 2,150,000 Class A ordinary shares of the Company to certain employees, executive and consultants under the Company’s 2024 Share Incentive Plan.