Form 20-F
period 2025-12-31
YY Group Holding Ltd.
filed 2026-04-21
CIK 1985337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,361,726 (68,086,178 prior to 50-for-1 reverse share split) Class A Ordinary Shares issued and outstanding and 5,000,000 Class B Ordinary Shares issued and outstanding as of December 31, 2025.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“24IFM” means 24IFM Pte. Ltd.

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company as amended and restated by a resolution of shareholders passed on November 3, 2023 and filed on November 10, 2023, and further amended and restated by a resolution of shareholders passed on December 31, 2025, and filed on January 16, 2026, and as amended and / or restated (as the case may be) from time to time.

“Amended and Restated Articles of Association” means the amended and restated articles of association of our Company as amended and restated by a resolution of shareholders passed on November 3, 2023 and filed on November 10, 2023, and further amended and restated by a resolution of shareholders passed on December 31, 2025, and filed on January 16, 2026, and as amended and / or restated (as the case may be) from time to time.

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

“Class B Shares” means a class of shares of the Company with no par value and entitled to five hundred (500) votes per share.

“Companies Act” means the BVI Business Companies Act (Revised Edition) 2020 of the BVI.

“GST” means the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

“HDB” means the Housing & Development Board of Singapore.

“Hong Ye (SG)” means Hong Ye Group Pte. Ltd.

“Hong Ye (MY)” means Hong Ye (Maintenance) (MY) Sdn Bhd.

“MVG” means Mediaplus Venture Group Pte. Ltd. and its subsidiaries. The subsidiaries are Mediaplus Digital Pte. Ltd., Mediaplus Digital Sdn. Bhd., Mplus Elite Pte. Ltd. and M Synergatees Pte. Ltd.

“Pest Fighter” means Pest Fighter Pte. Ltd.

“Property Facility Services” means Property Facility Services Pte. Ltd.

“RM” means Malaysian ringgit, the lawful currency of Malaysia

“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

“UFS” means Uniforce Security Services Pte. Ltd.

“US$,” “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

“Talent Management” means Talent Management Holding Limited

“Transocean” means Transocean Oil Pte. Ltd.

“YY Circle (MY)” means YY Circle Sdn Bhd.

“YY Circle (SG)” means YY Circle (SG) Private Limited.

“YY Circle (AU)” means YY Circle (AU) Pty Ltd.

“YY Circle (Cambodia)” means YY Circle (Cambodia) Co., Ltd

“YY Circle (Korea)” means YY Circle Korea Co., Ltd

“YY Circle (HK)” means YY Circle (HK) Pte. Limited

“YY Circle (Netherlands)” means YY Circle Netherlands B.V

“YY Circle (Perth)” means YY Circle (Perth) Pty Ltd

“YY Circle (SG)” means YY Circle (SG) Private Limited.

“YY Circle (UAE)” means YY Circle Human Resources Consultancies LLC

“YY Circle (UK)” means YY Circle UK Ltd

“YY Circle (VN)” means YY Circle (Vietnam) Company Limited.

“YY Circle (HK)” means YY Circle (HK) Pte Limited

“YY Circle (TH)” means YY Circle (Thailand) Company Limited

“YY Circle (Germany)” means YY Circle GmbH.

“YYCircle Hospitality” means YYCircle For Hospitality Services L.L.C

“YY Holding (TH)” means YY Holding (Thailand) Co. Ltd.

“YY Smart Tech” means YY Smart Tech Pte. Ltd.

YY Group Holding Ltd is a holding company with operations conducted in Singapore, Malaysia and other oversea region through its operating subsidiaries in respective countries. Our reporting currency is the U.S. Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. The conversion of currencies into U.S. dollars are based on the exchange rates set forth in the statistical release of Monetary Authority of Singapore (“MAS”). Unless otherwise stated, all currency translations into U.S. dollars were made at a month-end spot rate as set out below:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Period-end SGD: US$1 exchange rate	1.2841	1.3603	1.3186
Period-end MYR: US$1 exchange rate*	4.0572	4.4703	4.5912
Period-end AUD: US$1 exchange rate*	1.4937	1.6094	-
Period-end VND: US$1 exchange rate*	26302.7448	25497.6570	-
Period-end GBP: US$1 exchange rate*	0.7428	0.7967	-
Period-end AED: US$1 exchange rate*	3.6731	3.6725	-
Period-end KRW: US$1 exchange rate*	1441.1897	1473.7811	-
Period-end THB: US$1 exchange rate**	31.4715	-	-
Period-end HKD: US$1 exchange rate**	7.7824	-	-
Period-end EUR: US$1 exchange rate**	0.8517	-	-

	For year ended December 31, 2025	For year ended December 31, 2024	For year ended December 31, 2023
Period-average SGD: US$1 exchange rate	1.3056	1.3380	1.3414
Period-average MYR: US$1 exchange rate*	4.2621	4.5563	4.5617
Period-average AUD: US$1 exchange rate*	1.5503	1.5211	-
Period-average VND: US$1 exchange rate*	26011.3227	25084.5233	-
Period-average GBP: US$1 exchange rate*	0.7572	0.7819	-
Period-average AED: US$1 exchange rate*	3.6730	3.6730	-
Period-average KRW: US$1 exchange rate*	1421.4662	1368.5305	-
Period-average THB: US$1 exchange rate**	32.8127	-	-
Period-average HKD: US$1 exchange rate**	7.7959	-	-
Period-average EUR: US$1 exchange rate**	0.8850	-	-

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

Risks related to Our Business and Industry

●	Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. A non-renewal of these contracts could have a material adverse effect on our business, financial condition and results of operations (on page 3).

●	We depend on a small number of individuals who constitute our current management (on page 4).

●	Our industry is subject to extensive government regulation and the imposition of additional regulations could materially harm our future earnings (on page 4).

●	We may not be able to maintain and/or obtain approvals, licenses, and registrations necessary to carry on or expand our business (on page 4).

●	We may from time to time be subject to legal and regulatory proceedings and administrative investigations (on page 5).

●	Misconduct and errors by our employees could harm our business and reputation (on page 5).

●	We may incur employment related claims or other types of claims and costs that could materially harm our business (on page 5).

●	We operate in a highly competitive industry and may be unable to retain customer or market share (on page 6).

●	Our manpower outsourcing business model has a short cashflow conversion cycle (on page 6).

●	Our business model and growth strategy depend on our ability to attract users to our online platform in a cost-effective manner (on page 6).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (on page 7).

●	If we fail to adopt new technologies or adapt our platform and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected (on page 7).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (on page 7).

●	We may be unable to adequately protect our intellectual property and proprietary rights or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 8).

●	We rely on certain technology and software licensed from third parties (on page 8).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities (on page 8).

●	Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience (on page 9).

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 (on page 9).

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth (on page 9).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 9).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 9).

●	We are critically dependent on workers’ compensation insurance coverage at commercially reasonable terms, and unexpected changes in claim trends on our workers’ compensation may negatively impact our financial condition (on page 10).

●	We may not be able to successfully implement our business strategies and future plans (on page 10).

●	We may unable to effectively consolidate our recently acquired subsidiaries (on page 10).

Risks related to our Securities

●	We may not maintain the listing of our Class A Shares on Nasdaq which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions (page 11).

●	The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors (page 11).

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline (page 12).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 12).

●	Short selling may drive down the market price of our Class A Shares (page 12).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 12).

●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 13).

●	As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders (page 13).

●	As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards (page 14).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law (page 14).

●	Certain judgments obtained against us by our shareholders may not be enforceable (page 15).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Shares less attractive to investors (page 15).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (page 15).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (page 16).

●	Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 16).

●	Further issuances of Class A Shares pursuant to the 2024 Employee Share Incentive Plan (“ESIP”) may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 16).

●	As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards (page 17).

●	Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares (page 17).

●	We incur increased costs as a result of being a public company and will incur further costs after we cease to qualify as an emerging growth company (page 17).

Risks Related to our Business and Industry

Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. A non-renewal of these contracts could have a material adverse effect on our business, financial condition and results of operations.

Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. For the fiscal years ended December 31, 2025, 2024, and 2023, our top five customers accounted for 23%, 28% and 35% of total revenue related to our manpower outsourcing services respectively. For the fiscal years ended December 31, 2025, 2024, and 2023, our top five customers accounted for 21%, 27% and 31% of total revenue related to our integrated facilities management services respectively. Additionally, our business relationships with these key customers may be influenced by various factors beyond our control, such as changes in their business strategies, financial health, or industry dynamics. In the event that one or more of these customers were to face challenges or undergo structural changes that lead them to reassess their outsourcing and cleaning service needs, our revenue streams could be significantly disrupted should there be a non-renewal of these contracts. This could have a material adverse effect on our business, financial condition and results of operations.

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

We may unable to effectively consolidate our recently acquired subsidiaries.

The success of our recent acquisitions depends on our ability to successfully integrate these businesses with our existing operations. If we are unable to effectively consolidate our recently acquired subsidiaries, our business, financial condition, and results of operations could be materially and adversely affected.

Since January 2025, we have completed several significant acquisitions, as described with more details in “Recent Developments”. The transition from a collection of acquired independent entities to a consolidated group under YY Group Holding Limited presents significant challenges, including risks related to:

●	Each of our acquired subsidiaries, historically operated with independent accounting systems and internal controls. We face risks that these systems may not be compatible or that we may fail to implement effective, group-wide internal controls over financial reporting in a timely manner.

●	Achieving the anticipated benefits of these acquisitions depends on our ability to successfully cross-train staff and share resources across our services divisions. Any failure to realize these synergies could result in higher-than-expected operating expenses and lower profitability.

●	Our senior management team must devote significant time and attention to the administrative and legal integration of entities its property assets, potentially diverting focus from our core technology platform and strategic growth initiatives.

●	The success of our subsidiaries often depends on the specialized knowledge and relationships of their original management teams. If we are unable to retain key personnel during the integration process, our relationship with long-term clients could be damaged.

●	If the integrated entities do not meet their projected revenue targets, or if integration expenses exceed our estimates, our liquidity and results of operations may be adversely affected.

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

Mr. Fu Xiaowei indirectly controls approximately 41.69% and 100% of our issued and outstanding Class A Shares and Class B Shares on December 31, 2025 respectively.

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

The Company may issue more Class B Shares. The issuance of additional Class B Shares may result in dilution to holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share, while each Class B Share carries five hundred (500) votes per share. As a result, holders of Class B Shares have significantly greater voting power than holders of Class A Shares. If we decide to issue more Class B Shares, it could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, potentially diminishing the influence and control of Class A Shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Shareholders.

Further issuances of Class A Shares pursuant to the ATM and convertible notes and warrant may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company.

As of December 31, 2025, the maximum number of shares authorized for issuance under the 2024 Employee Share Incentive Plan (“ESIP”) had been fully utilized. Notwithstanding the foregoing, we may in the future issue additional Class A ordinary shares or securities that are convertible into or exercisable for Class A ordinary shares, including pursuant to our at-the-market offering program and in connection with our convertible notes and warrant financing arrangements, as well as in connection with financings, acquisitions or other strategic transactions. Any such issuances would dilute the percentage ownership of our existing shareholders and, because each Class A ordinary share entitles its holder to one vote per share, could also dilute the voting power of existing Class A shareholders.

This dilution in ownership and voting power could reduce the ability of Class A shareholders to influence important corporate decisions, including those relating to corporate governance, mergers, acquisitions and other significant transactions, and could adversely affect the market price of our Class A ordinary shares.

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

Our 2023,2024 and 2025 ESIP permits the grant of restricted shares. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

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

Item 4. Information on the Company

4. A. History and Development of the Company

Corporate Structure

Our Company was incorporated in the British Virgin Islands on February 21, 2023, under the Companies Act as a company with limited liability. The Company is authorized to issue an unlimited number of shares, divided into Class A Shares of no-par value, and Class B Shares of no-par value (up to a maximum of 5,000,000 Class B Shares). As of December 31, 2025, there are 1,361,726 (68,086,178 prior to 50-for-1 reverse share split) Class A Ordinary Shares issued and outstanding and 5,000,000 Class B Ordinary Shares issued and outstanding. On February 3, 2025, the Company issued 43,000 (2,150,000 prior to 50-for-1 reverse share split) Class A ordinary shares of the Company to certain employees, executive and consultants under the Company’s 2024 Share Incentive Plan. On December 5, 2025, the Company issued an aggregate of 27,000 (1,350,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares under the Company’s 2024 Share Incentive Plan and an aggregate of 130,000 (6,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares under the Company’s 2025 Share Incentive Plan to certain employees, executive and individual consultants for their continued service in the Company.

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

YY Circle (AU)

On June 14, 2023, YY Circle (AU) Pty Ltd (“YY Circle (AU)”) was incorporated in New South Wales, Australia as a proprietary company limited by shares.

On January 12, 2024, Samuel Nicolas Astbury, the former director of YY Circle (AU) transferred 100% shares to Andrew Dvash.

On March 1, 2024, Andrew Dvash, who is a director of YY Circle (AU) transferred 95% of shares to the Group CEO Fu Xiaowei.

On May 1, 2024, Fu Xiaowei transferred all the shares to our Company. YY Circle (AU) became a majority owned subsidiary, with a remaining 5% of the company owned by Andrew Dvash.

On July 1, 2024, Andrew Dvash formally resigned as a director of YY Circle (AU) and transferred his 5% shareholding to Fu Xiaowei. Concurrently, Fu Xiaowei was appointed as a director of YY Circle (AU).

On July 29, 2024, Ricky Walker was appointed as a director of YY Circle (AU) and received a transfer of 5% shareholding from Fu Xiaowei. Subsequently, on July 31, 2024, Fu Xiaowei resigned from his position as a director of YY Circle (AU).

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

On February 5, 2026, YY Circle (Cambodia) was completely struck off and ceased to exist as a legal entity in Cambodia.

YY Circle (UAE)

On July 15, 2024, YYCIRCLE HUMAN RESOURCES CONSULTANCIES LLC (“YY Circle (UAE)”) was incorporated in UAE as a limited liability company with multiple members by shares. YY Circle (UAE) commenced business on July 15, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (UAE) was initially majority owned by Group CEO, Fu Xiaowei, with the remaining 5% of the company owned by Ramy Mahmoud Kamel Attia, who is also a director of YY Circle (UAE).

On December 16, 2024, Fu Xiaowei transferred all his shares to YY Group Holding Limited, resulting in YY Circle (UAE) becoming a majority-owned subsidiary of YY Group Holding Limited. Ramy Mahmoud Kamel Attia continues to hold 5% of the shares and remains a director of YY Circle (UAE).

Mediaplus Limited

On July 29, 2024, Mediaplus Limited was officially incorporated in the British Virgin Islands (BVI). As a wholly-owned subsidiary of YY Group Holding Limited, this incorporation marks a strategic milestone in YY Group’s expansion and diversification initiatives. On January 2, 2025, Mediaplus Limited acquired 54% of the shares in Mediaplus Venture Group Pte Ltd (“Mediaplus Venture Group”), thereby becoming the majority owner of the company.

Mediaplus Venture Group is the sole owner of Mediaplus Digital Pte. Ltd., a private company limited by shares incorporated in Singapore on November 1, 2013.

Mediaplus Venture Group is the sole owner of Mplus Elite Pte. Ltd., a private company limited by shares incorporated in Singapore on May 16, 2015.

Mediaplus Venture Group is the sole owner of M Synergates Pte. Ltd., a private company limited by shares incorporated in Singapore on June 26, 2020.

Mediaplus Venture Group is the sole owner of Mediaplus Digital Sdn. Bhd., a private company limited by shares incorporated in Malaysia on November 16, 2021.

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

On December 4, 2024, Kim In Soo transferred his shares to the Group and YY Circle (Korea) became wholly owned by the Company.

YY Circle (HK)

On October 26, 2022, YY Circle (HK) Pte. Limited (“YY Circle (HK)”) was incorporated in Hong Kong as a limited liability company with sole member by shares. YY Circle (HK) commenced business on October 26, 2022 and is principally engaged in the provision of manpower outsourcing service to customers via the YY App. YY Circle (HK) is a majority owned by the Company, with a remaining 10% of the company owned by Anthony Ip, who is a director of YY Circle (HK).

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

YY Circle (Perth)

On October 17, 2024, YY Circle (Perth) Pty Ltd (“YY Circle (Perth)”) was incorporated in Perth as a limited liability company with multiple members by shares. YY Circle (Perth) commenced business on October 15, 2024 and is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle (Perth) is a majority owned by the company, with a remaining 5% of the company owned by Wai Yip Yuen, who is a director of YY Circle (Perth).

YY Smart Tech

On December 2, 2024, YY Smart Tech Pte Ltd (“YY Smart Tech”) was incorporated in Singapore as a limited liability company with multiple members by shares. YY Smart Tech Pte Ltd commenced business on December 2, 2024 and is principally established to consolidate and enhance the company’s IT services. YY Smart Tech Pte Ltd is a majority owned by the company, with a remaining 20% of the company owned by Qin Qin, who is a director of YY Smart Tech Pte Ltd.

YY Circle Netherlands

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

YY Circle Germany

On January 21, 2025, YY Circle GmbH (“YY Circle Germany”) was incorporated in Germany as a limited liability company with multiple members by shares. YY Circle GmbH is principally engaged in the provision of manpower outsourcing service to our customers via the YY App. YY Circle GmbH is majority owned by the Company, with a remaining 5% of the company owned by Sam Wanigaratna, Wedel, who is the director of YY Circle GmbH.

Property Facility Services

On May 9, 2001, Property Facility Services Pte. Ltd. (“Property Facility Services”) was incorporated in Singapore as a private company limited by shares. Property Facility Services Pte. Ltd. principally engaged in the business of providing property and integrated facilities management solutions. Property Facility Services Pte. Ltd. is wholly owned by YY Group Holding Limited. Property Facility Services Pte. Ltd. owns 25% of PFS-FEDA Pte. Ltd., a private company limited by shares incorporated in Singapore on March 4, 2024.

On January 21, 2025, Property Facility Services is a majority owned by YY Group Holding Limited, with a remaining 0.0001% of the company owned by EggSystems.Com,Inc,

On December 3, 2025, Property Facility Services became wholly owned by YY Group Holding Limited.

Uniforce Security Services

On May 12, 2017, Uniforce Security Services Pte. Ltd. (“Uniforce Security Services”) was incorporated in Singapore as a private company limited by shares. Uniforce Security Services Pte. Ltd is principally engaged in the business of providing private security services.

On June 2, 2025, Uniforce Security Services is wholly owned by YY Group Holding Limited.

YY Holding Thailand

On April 4, 2025, YY Holding (Thailand) Co., Ltd (“YY Holding Thailand”) was incorporated in Thailand as a limited liability company with multiple members by shares. YY Holding (Thailand) is majority owned by the Company, with a remaining 1% of the company owned by Jirapat Haetanurak, who is the director of YY Holding (Thailand) Co., Ltd.

YY Holding (Thailand) Co., Ltd owns 49% of YY Circle (Thailand) Company Limited (“YY Circle Thailand”), a limited liability company incorporated in Thailand on April 5, 2023. The remaining 51% shares of YY Circle Thailand are owned by Jirapat Haetanurak, who is the director of YY Circle (Thailand) Company Limited. YY Circle Thailand is principally engaged in acting as an intermediary in the arrangement and provision of manpower services.

TransOcean

On March 18, 2003, TransOcean Oil Pte. Ltd. (“TransOcean”) was incorporated in Singapore as a private company limited by shares. TransOcean is principally engaged in the business of investment holding.

On May 5, 2025, TransOcean is majority owned by the Company, with the remaining 30% of the company owned by Yeo Ye Qin Eva and 17% of the company owned by Yeo Khee Seng Benny, who is the director of TransOcean.

24IFM Pte. Ltd.

On August 18, 2021, 365IFM Pte. Ltd. was incorporated in Singapore as a private company limited by shares. On June 10, 2025, the name of the company was changed to 24IFM Pte. Ltd., principally engaged in the business of publishing of software/applications.

On June 10, 2025, 24IFM Pte. Ltd. is wholly owned by YY Group Holding Limited.

Pest Fighter Pte. Ltd.

On August 13, 1994, Pesticide Pest Control Pte. Ltd. was incorporated in Singapore as a private company limited by shares. On July 1, 2025, Pest Fighter Pte. Ltd. is wholly owned by YY Group Holding Limited.

On July 3, 2025, the name of the company was changed to Pest Fighter Pte. Ltd., principally engaged in the business of providing pest control services and freight transport by road.

YYCircle For Hospitality Services L.L.C

On October 15, 2025, YYCircle For Hospitality Services L.L.C was incorporated in United Arab Emirates as a limited liability company by shares. YYCircle Hospitality commenced business on October 15, 2025 and is principally engaged in hospitality services. YYCircle Hospitality is wholly owned by the YY Circle (UAE).

Talent Management

On 31 December 2025, Talent Management Holding Limited (“Talent Management”) was incorporated in Hong Kong as a private company limited by shares. The Company’s principal activities are financial service activities, including investment and holding company activities, as well as the activities of trusts, funds and similar financial entities. Talent Management is wholly owned by YY Group Holding Limited.

YY Group US Inc.

On January 7, 2026, YY Group US Inc was incorporated in the State of Delaware as a private company limited by shares.

The organizational meeting (and confirmation that the Articles of Incorporation were filed/issued on the same date) was held on January 7, 2026. YY Group Holding Limited holds 100% of the shares in YY Group US Inc. The initial director is Yilei Yu, who also serves as President/CEO, CFO and Secretary. YY Group US Inc functions as the U.S. holding entity, holding 95% of YY Circle CA Inc and 95% of YY Circle NYC Inc, with the remaining 5% in each held by Yilei Yu.

YY Circle CA Inc.

On January 2, 2026, YY Circle CA Inc was incorporated in the State of California as a CA General Stock Corporation.

Following incorporation, the organisational meeting confirmed the initial shareholding as YY Group US Inc (95%) and Yilei Yu (5%), and appointed Yilei Yu as the sole initial director and as President/CEO, CFO (deemed Treasurer), and Secretary.

YY Circle NYC Inc.

On January 12, 2026, New York State Department of State accepted the filing of the Certificate of Incorporation for YY Circle NYC Inc. Following incorporation, the organizational meeting confirmed the initial shareholding as YY Group US Inc (95%) and Yilei Yu (5%), and appointed Yilei Yu as the sole initial director and as CEO.

Corporate Information

We were incorporated in the British Virgin Islands on February 21, 2023. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our principal executive office is at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051. Our telephone number at this location is +65 6604 6896. Our principal website address is yygroupholding.com. The information contained on our website does not form part of this annual report, and the documents incorporated herein and therein. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

We are a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services founded in Singapore. Through our subsidiaries, we provide enterprise manpower outsourcing and smart cleaning services in Singapore, Malaysia and other countries.

Since our inception in 2010, we have established ourselves as a trusted and experienced manpower supplier in the traditional recruitment industry. In June 2019, we digitalized our traditional staffing processes by introducing our proprietary technology innovation of an online marketplace for manpower outsourcing, the YY Circle Super App (“YY App”). Our manpower outsourcing service segment is anchored by the YY App, which is a one-stop intelligent manpower outsourcing platform that simplifies and streamlines the staffing process for our customers. Our platform supports a growing online community and network of users looking for both part-time and full-time work from our customers that come from a broad range of industries including hotels, food and beverage, and private clubs. As of December 31, 2025, we have a total of 1,054 customers, with 274 customers in cleaning services business and 305 customers in the manpower outsourcing business. For YY App, we recorded 903,952 downloads, and 268,241 total active users by December 31, 2025, increasing from 519,228 downloads and 183,057 total active users recorded as of December 31, 2024. The daily, weekly, and monthly active users as of December 31, 2025 were 7802, 9,494 and 40,688 respectively, and we have conversion and average retention rates of approximately 9.25% and 34.96% respectively. The conversion rate is calculated by dividing the total number of registrations from the total number of downloads. The retention rate is calculated by dividing the total number of active users by the total number of registrations. The total number of man hours deployed approximated 12 million hours. We believe that our diverse range of listings and comprehensive range of man-power related services provides an effective channel for customers to market their job openings and for our users to find work arrangements that complement their schedules and provide them a reliable source of income.

In 2018, to complement our manpower outsourcing business segment, we established our professional cleaning business, serving a broad base of customers including food and beverage outlets, luxury shopping malls and 4–5-star hotels. We provide professional cleaning and janitorial services that are fully customizable to meet the specific requirements of our customers and regulators. Our range of services includes commercial cleaning for offices and schools, hospitality cleaning for hotels and shopping centers, industrial cleaning, facade cleaning, disinfection services, stewarding services for meetings, incentives, conferences, and exhibitions (“MICE”) and banquets, and pest control services. In addition, we offer cleaning robots and machines to enhance our cleaning performance by deploying them at designated premises. The cleaning services segment of our business is complemented by our YY Smart iClean App, which is an innovative smart toilet central management platform integrated with automated sensors and Internet of Things (“IoT”) devices that allows our customers to improve productivity, manage resources efficiently, and enjoy significant cost savings. The IoT technology provides real-time data insights, allowing our customers to track the usage of toilets and monitor the cleaning progress of our staff, ensuring the highest level of quality and efficiency in our services. As of December 31, 2025, we have 612 active cleaners available to service our customers based on the existing cleaning engagements.

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

Our revenue increased from $41,103,389 for the year ended December 31, 2024, to $57,245,167 for the year ended December 31, 2025, representing an increase of $16,141,778 or approximately 39.3%.  Our cost of revenue increased from $35,844,936 for the year ended December 31, 2024 to $49,347,666 for the year ended December 31, 2025, representing an increase of $13,502,730 or approximately 37.7%. Our loss for the year increased from $4,844,498 for the year ended December 31, 2024, to $21,583,798 for the year ended December 31, 2025, representing an increase of $16,739,300 or approximately 345.5%.

Total revenue increased by approximately 39.3%, from $41,103,389 for the year ended December 31, 2024, to $57,245,167 for the year ended December 31, 2025. The increase was primarily driven by higher contributions from both IFM services and manpower outsourcing services. Revenue from IFM services grew by approximately 40.7%, from $23,340,627 for the year ended December 31, 2024 to $32,848,979 for the year ended December 31, 2025, supported by new contract wins, renewal of existing projects, and incremental contributions from newly acquired subsidiaries, including Property Facility Services Pte. Ltd. (“PFS”), Uniforce Security Services Pte. Ltd. (“UFS”) and Pest Fighter Pte. Ltd. (“Pest Fighter”). Revenue from manpower outsourcing services increased by approximately 29.4%, from $17,762,762 for the year ended December 31, 2024 to $22,984,405 for the year ended December 31, 2025, mainly due to stronger service demand from customers in Singapore and Malaysia as well as incremental contributions from newly acquired subsidiaries, including YYC HK and YYC TH. Other services revenue was $1,411,784 for the year ended December 31, 2025, primarily contributed by newly acquired and newly established entities during 2025, including Mediaplus Venture Group Pte. Ltd. (“Mediaplus”) and Transocean Oil Pte. Ltd. (“Transocean”).

Our business strategy

●	Leveraging our extensive network of employers and job seekers. Our approach entails gaining a competitive edge by leveraging our extensive network which includes over 653 employers, and over 903,952 registered users as of December 31, 2025 - a number that is consistently growing. Through data analytics, we can analyze user preferences and behavior to facilitate job matching, using this data to capture a larger share of the market.

●	Delivering quality service to our customers. We connect and build strong relationships with our customers for us to better understand their manpower outsourcing and cleaning needs and we could then customize and implement solutions that are catered to their objectives.

●	Attracting and retaining good and quality candidates. Our extensive database and robust network enable us to assist employers in filling positions through our user-friendly platform. We strive to evaluate and identify quality job seekers who are well-trained and equipped to excel in the offered role.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, the manpower outsourcing service segment generated approximately US$23.0million, US$17.8million and US$13.2million, which constitutes approximately 40.2%, 43.2% and 41.6% of our total revenue respectively. Manpower outsourcing has been and will continue to be a growth area for us, as we believe that our customers will become increasingly reliant on manpower outsourcing platforms like YY App to list and search for part time workers, coupled with the help of our technology and expertise to help them find the most suitable users to meet our customer’s manpower needs.

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

From May 13, 2019 to December 31, 2025, the top 3 features browsed were Ad-hoc jobs, Artificial Intelligence Full Time Jobs and News Feed. All of these features work together to allow users, both serious and casual job seekers alike, to not only find work but also access a range of convenient features that make their lives easier. Screen time data is valuable for us as it helps us understand user preferences and improve our user experience and user interface. By analyzing the time spent by different age groups, we can enhance our platform and attract more users through positive word-of-mouth.

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

Cleaning Service

We provide a comprehensive range of professional cleaning and janitorial services to meet the specific needs of our customers pursuant to applicable regulatory requirements. With years of experience in the industry, we have developed a reputation for delivering high-quality services that are tailored to the unique needs of our customers. The range of services we offer includes commercial cleaning for offices and schools, hospitality cleaning for hotels and shopping centers, industrial cleaning, facade cleaning, disinfection services, stewarding services for MICE and banquets, and pest control services. For the fiscal year ended December 31, 2025, we provided 821 cleaning service crew to our customers. For the fiscal year ended December 31, 2024, we provided 612 cleaning service crew to our customers. For the fiscal year ended December 31, 2023, we provided 737 cleaning service crew to our customers. This decrease in cleaning service crew is mainly due to the expiring and renewal of contracts and the Company’s heavier reliance on technology to reduce the headcount required at the cleaning sites.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, the integrated facilities management services segment generated approximately US$32.8million, US$23.3million and US$18.6million, which constitutes approximately 57.4%, 56.8% and 58.4% of our total revenue respectively.

Our Customers

Manpower Outsourcing Services

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

Integrated Facilities Management Services

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

Cleaning Services

Material Agreement with Shangri-La Hotel Limited (Public Area Cleaning Services)

Below is a summary of the material terms of the agreement with Shangri-La Hotel Limited (the “Client”).

On April 2, 2025, Hong Ye Group Pte. Ltd. (“Hong Ye Group”), one of our direct subsidiaries, entered into a contract agreement with Shangri-La Hotel Limited for the provision of manpower supply and comprehensive public area cleaning services at 22 Orange Grove Road, Singapore 258350. The agreement will commence for a continuous period from October 1, 2025 to September 30, 2027, and may be terminated by either party by providing at least one month’s prior written notice. The contract amount (exclusive of GST) is S$119,995 per month (equivalent to S$1,439,940 per annum), resulting in an aggregate contract amount of S$2,879,880 for the two-year term. The scope includes the use of the Group’s technology application (Smart iClean) and the provision of equipment, tools and chemicals by Hong Ye Group (per the annexes). Payment terms are 30 days from the date of invoice.

Material Agreement with Bank of China Limited, Singapore Branch

Below is a summary of the material terms of the agreement with Bank of China Limited, Singapore Branch.

On November 25, 2025, Hong Ye Group Pte. Ltd. (“Hong Ye Group”), one of our direct subsidiaries, entered into a contract for the provision of monthly cleaning services at certain Bank of China premises in Singapore, including Bank of China Building (4 Battery Road), Bank of China Plaza (133 Middle Road), various sub-branches and offsite ATM locations. The contract has a term of three years from December 1, 2025 to November 30, 2028. Pursuant to the contract, Hong Ye Group agreed to provide cleaning services for a total contract sum of S$3,276,000 (exclusive of GST) (equivalent to S$3,570,840 inclusive of GST). Payments are to be made based on monthly invoices, and the invoice amount is payable within 30 days from submission. The contract also includes customary operational requirements, including the provision of trained personnel and maintaining insurance coverage in accordance with the contract terms.

Material Agreement with Marina Centre Holdings Private Limited (Marina Square)

Below is a summary of the material terms of the agreement with Marina Centre Holdings Private Limited (“MCH”).

On August 13, 2025, Hong Ye Group Pte. Ltd. (“Hong Ye Group”), one of our direct subsidiaries, received a Letter of Award from MCH for a term contract for cleaning services at Marina Square (Retail Mall) and MCST 2190. The contract term is two years from August 18, 2025 to August 17, 2027. The contract sum is S$1,920,000 per year (equivalent to S$160,000 per month) for each of Year 1 and Year 2, exclusive of GST. MCH has the right (but not the obligation) to extend the contract for up to two additional one-year option periods (Year 3: S$2,131,800 per year / S$177,650 per month; Year 4: S$2,260,668 per year / S$188,389 per month), subject to the terms set out in the Letter of Award. Hong Ye Group is also required to provide a security deposit/performance bond and maintain customary insurance coverage (including Work Injury Compensation, Employer’s Liability and Public Liability insurance) in accordance with the contract requirements.

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

Competitive Strengths

We have an experienced management team

We have an experienced management team, led by Fu Xiaowei, our Chairman and Chief Executive Officer, who has been instrumental in spearheading the growth of our Company. He has over 12 years of experience in the cleaning and manpower outsourcing industries in Singapore and is primarily responsible for the planning and execution of our Company’s business strategies and managing our Company’s customer relationships. Our Company is supported by an experienced management team with substantial experience in the provision of manpower in Singapore.

Competitive Strengths of our Manpower Outsourcing Service

We provide a high rate of job fulfilment for our customers

Our company values customer satisfaction and achieves it through a 90% fulfilment rate and streamlined processes, enabled by technology. We calculate the fulfillment rate by comparing the number of requisitioned tasks to the number of successfully fulfilled tasks. This ensures fast and reliable service without sacrificing quality, building a loyal customer base.

We provide higher efficiency at lower staffing costs for our customers

Our company’s extensive pool of skilled part-time workers, accessed through a user-friendly app, allows for a scalable and customized service with dynamic pricing. Skilled workers ensure high-quality service that is efficient and cost-effective. This makes us a strong player in the manpower outsourcing and cleaning market, serving businesses of all sizes and industries.

We provide a seamless user onboarding experience

Our company uses data analytics to match suitable casual laborers to customers. This leads to faster onboarding, improved efficiency and enhanced customer satisfaction from having the casual laborers with the best fit.

We have strong and stable relationships with our manpower outsourcing services customers

Over the last 13 years, we have developed strong and stable relationships with our key customers in the region. We have identified and maintained good relationships with valuable customers, who will typically notify us of their manpower needs in advance. Our customers from the hotel sectors regularly return to us for repeat business and from time to time, they also refer other prospective customers to us. We have a wide customer base from various industries such as hotels, retail, and logistics.

We have strived to maintain stable business relationships with our key customers. For the fiscal years ended December 31, 2025, 2024, and 2023, our top five customers accounted for approximately 23%, 28% and 35% of total revenue related to our manpower outsourcing services, respectively, and four of our top five customers have more than two years of business relationships with us.

Competitive Strengths of our Cleaning service

Proficiency of our Cleaning Staff

Our company values highly skilled cleaning staff and uses industry leading technology such as the YY Smart iClean app to enhance their effectiveness. Ongoing training keeps us ahead of the competition and enables us to deliver exceptional cleaning results for the highest level of customer satisfaction.

Better Management of Manpower

Our supervisors use features such as the daily deployment and daily tasks from our IoT platform to monitor cleaning staff across multiple venues, maintaining high-quality work through accountability. This efficient management leads to reliable and consistent service for our customers.

Real-Time Tracking & Analysis

Our real-time tracking and analysis capabilities enable us to optimize staffing and cleaning processes and address issues promptly, resulting in a more reliable and consistent level of service for our customers. Our platform collects data from the various cleaning tasks and our software analyses the trends from these data to optimize deployment of manpower for cleaning. With our data analytics technology, we are better able to anticipate and respond to cleaning needs proactively, leading to higher levels of satisfaction for our customers.

We have strong and stable relationships with our cleaning services customers

Since the commencement of our Company’s business over the last five years, we have developed strong and stable relationships with our key customers in the region. We have identified and maintained good relationships with valuable customers, who will typically notify us of their manpower needs in advance. Our retail commercial customers regularly return to us for repeat business and from time to time, they also refer other prospective customers to us. We have a wide customer base from various industries such as retail commercial, hospitality, hospitals, food centers and airlines.

We have strived to maintain stable business relationships with our key customers. For the fiscal years ended December 31, 2025, 2024, and 2023, our top five customers accounted for approximately 21%, 27% and 31% of total revenue related to our IFM services respectively, and all of our top five customers have more than two years of business relationships with us.

Recent Developments

On April 24, 2024, we closed the initial public offering (the “IPO”) of its 22,500 (1,125,000 prior to 50-for-1 reverse share split) Class A ordinary shares, no par value (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275486), originally filed with the SEC on November 13, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 29, 2024. The Shares were priced at $200.00 ($4.00 prior to 50-for-1 reverse share split) per share, and the IPO was conducted on a firm commitment basis. The Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “YYGH” on April 19, 2024.

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

On July 8, 2024, the Company issued 4,105 (205,250 prior to 50-for-1 reverse share split) total Class A Ordinary Shares to an employee of the Company as compensation for continued service in the Company.

On September 13, 2024, as approved by the Audit Committee and Board of Directors of the Company, the Company entered into a share sale agreement with V Capital Consulting Limited, a company incorporated under the laws of the British Virgin Islands, to repurchase 36,654 (1,832,700 prior to 50-for-1 reverse share split) Class A Ordinary Shares of V Capital Consulting Limited for a total purchase consideration of US$1,298,250, which consists of US$1,012,458 in cash plus a settlement of US$285,792 previously owed by the vendor to the Company. The share purchase was completed on September 24, 2024.

On November 6, 2024, Hong Ye Group, the Company’s subsidiary, secured contracts totaling SGD$4,696,049, awarded by clients across the hospitality, corporate, and healthcare sectors. Through these contracts, Hong Ye Group will oversee comprehensive facility management for Shangri-La Hotel, a prestigious luxury hotel in Singapore, to ensure the highest standards of maintenance and guest experience. The company will also be responsible for the upkeep of Ninja Van’s corporate office facilities, enhancing workplace efficiency for one of Singapore’s leading logistics providers.

On November 29, 2024, we filed a Form S-8 with the SEC to register securities issuable pursuant to the YY Group Holding Limited 2023 Share Incentive Plan (as amended and restated, the “2023 Share Incentive Plan”). The securities registered consist of 66,000 (3,300,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares.

On December 5, 2024 and December 31, 2024, we issued 66,000 (3,300,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares to certain employees, executive and individual consultants under the Company’s 2023 Share Incentive Plan for their continued service in the Company.

On January 2, 2025, we acquired Mediaplus Venture Group Pte Ltd, a leading digital marketing and web development firm based in Singapore and Malaysia. The Company anticipates that this strategic acquisition will drive a revenue growth of US$20 million over the next three years. This growth will be further supported by YY Group’s concurrent expansion into new markets with its manpower outsourcing business, demonstrating the Group’s commitment to sustained development and diversification.

On January 16, 2025, we adopted a 2024 share incentive plan (the “2024 Share Incentive Plan”) and authorized the issuance of up to 70,000 (3,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders.

On February 3, 2025, we acquired Property Facility Services Pte Ltd. This strategic acquisition strengthens YY Group’s position in the Integrated Facility Management (IFM) industry and lays the groundwork for a transformative approach to facility management services.

On February 3, 2025, we issued a total of 43,000 (2,150,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares under the 2024 Share Incentive Plan to certain employees, members of management, consultants, and independent directors. Specifically, 5,000 (250,000 prior to 50-for-1 reverse share split) shares were issued to employees, 12,000 (600,000 prior to 50-for-1 reverse share split) shares to management, 25,400 (1,270,000 prior to 50-for-1 reverse share split) shares to consultants, and 6,000 (30,000 prior to 50-for-1 reverse share split) shares to independent directors.

For the period from January 2025 to July 2025, the Company completed a series of acquisition transactions, which are disclosed in the Company’s reports on Form 6-K and incorporated herein by reference, to acquire interests in the following entities, pursuant to their respective purchase agreements:

●	On January 2, 2025, the Company completed the acquisition of 54% of the total share capital of Mediaplus for consideration consisting of (1) a cash payment of S$1,325,000 and (2) 185 (9,260 prior to 50-for-1 reverse share split) Class A Ordinary Shares. Upon the completion of the acquisition, the Company issued 185 (9,260 prior to 50-for-1 reverse share split) Class A Ordinary Shares to the shareholders of Mediaplus.

●	On February 3, 2025, the Company completed the acquisition of 99.99997% of the total share capital of PFS for consideration consisting of (1) a cash payment in the amount of S$816,000; (2) a deferred cash payment in the amount of S$784,000, payable twelve months from completion, subject to a downward adjustment of up to S$500,000 based on the net asset value of PFS as of December 31, 2024; and (3) 150,770 Class A Ordinary Shares (the “Consideration Shares”). Pursuant to the supplemental letter to the SPA dated January 29, 2026, the remaining deferred cash consideration is to be settled in tranches (together with any applicable interest and agreed set-offs): SGD 262,600 will be due on March 2, 2026, SGD 273,000 will be due on June 30, 2026 and SGD 285,120 will be due on September 30, 2026. With respect to the share consideration, the seller agreed to settle such consideration in cash of SGD 392,000 replacing the Consideration Shares, which amount is scheduled to be paid on April 15, 2026. On March 4, 2026, the Company paid SGD 262,600 to the seller, together with interest accrued at 1% per month, in accordance with the amended payment terms.

●	On April 14, 2025, the Company completed the acquisition of 90% of the total share capital of YY Circle (HK) for consideration of 38,000 (1,900,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company. Upon the completion of the acquisition, the Company issued 38,000 (1,900,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company to the shareholders of YY Circle (HK).

●	On June 2, 2025, the Company completed the acquisition of 49% of the total share capital of YY Circle Thailand (“YY Circle (TH)”) for consideration of 40,000 (2,000,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares. Upon completion of the acquisition, the Company issued 40,000 (2,000,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares to the shareholders of YY Circle (TH).

●	On June 5, 2025, the Company completed the acquisition of 100% of the total share capital of Uniforce Security Pte. Ltd. for consideration of S$1,000,000.

●	On June 17, 2025, the Company completed the acquisition of 53% of the total share capital of Transocean Oil Pte. Ltd. (“Transocean”) for consideration of 90,000 (4,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company. Upon the completion of the acquisition, the Company issued 90,000 (4,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company to the shareholders of Transocean.

●	On July 1, 2025, the Company completed the acquisition of 100% of the total share capital of Pesticide Pest Control Pte Ltd. for consideration of S$150,000.

On January 16, 2025, the Company adopted a 2024 share incentive plan (the “2024 Share Incentive Plan”) and authorized the issuance of up to 70,000 (3,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders.

On April 21, 2025, the Company entered into an Asset Purchase Agreement (the “24iFM Agreement”) with a certain seller, pursuant to which the Company agreed to acquire the managing facilities application named as 24iFM, its related software licenses, and intellectual property rights from such seller, for consideration of 80,000 (4,000,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares. On June 10, 2025, the Company completed the acquisition of the assets of 24iFM and issued 80,000 (4,000,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares to the seller.

On September 10, 2025, the Company entered into a Securities Purchase Agreement, which was amended and restated on September 11, 2025 (the “Securities Purchase Agreement”) with certain institutional investors for a follow-on offering (the “September 2025 Offering”) of 190,477 (9,523,812 prior to 50-for-1 reverse share split) Class A Ordinary Shares (the “September 2025 Shares”), and warrants to purchase up to 285,715 (14,285,718 prior to 50-for-1 reverse share split) Class A Ordinary Shares (the “September 2025 Warrants”). Each September 2025 Share was sold with 1.5 September 2025 Warrants, at a price of $21.00 (0.42 prior to 50-for-1 reverse share split) per Class A Ordinary Share and accompanied September 2025 Warrants. The September 2025 Warrants are exercisable immediately after the date of issuance at an exercise price of $25 (0.50 prior to 50-for-1 reverse share split) per share and will have a term of 3.5 years after issuance. The Company also entered into a placement agency agreement, dated September 10, 2025, with FT Global Capital, Inc. to act as exclusive placement agent on a best efforts basis in connection with the September 2025 Offering. The Company issued the September 2025 Shares and the September 2025 Warrants on September 11, 2025. The Company received gross proceeds, before deducting any fees or expenses, of approximately $4 million. The Company is using the proceeds for working capital purposes.

On October 1, 2025, Lai Wai Kit Andrew and Cheong Hai Poh resigned as the Company’s independent directors and on the same date, approved by the Board of Directors, the Company appointed Lim Kai Ching, and Ngoh York Chao Nicholas as new independent directors of the Company.

On October 23, 2025, the Company received a letter from Nasdaq notifying the Company that the minimum closing bid price per share for its Class A Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Class A Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “YYGH.” Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 20, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Class A Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance. If the Company does not regain compliance by April 20, 2026, the Company may be eligible for additional time, assuming the absence of other deficiencies.

On November 28, 2025, the Company adopted a 2025 share incentive plan (the “2025 Share Incentive Plan”) and authorized the issuance of up to 130,000 (6,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders.

On December 5, 2025, the Company issued an aggregate of 27,000 (1,350,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares under the Company’s 2024 Share Incentive Plan and an aggregate of 130,000 (6,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares under the Company’s 2025 Share Incentive Plan to certain employees, executive and individual consultants for their continued service in the Company.

On December 31, 2025, the Company, by a resolution of the shareholders pursuant to Regulation 7.21 of the Company’s articles of association, approved and adopted the Amended and Restated Memorandum and Articles of Association of the Company to change the voting rights of the Company’s Class B Ordinary Shares from 20 votes per share to 500 votes per share. The Shareholder Resolution was approved by a majority of the holders of Class A Ordinary Shares of the Company. The Company filed the Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on January 16, 2026.

On January 27, 2026, the Company entered into warrant repurchase agreements (the “Warrant Repurchase Agreements”) with the holders of the September 2025 Warrants (the “Holders”), pursuant to which the Company agreed to repurchase all unexercised 285,715 (14,285,718 prior to 50-for-1 reverse share split) September 2025 Warrants at a repurchase price of $3.00 (0.06 prior to 50-for-1 reverse share split) per September 2025 Warrant, for total purchase price of $857,143. The Company has also granted the Holders a participation right on a pro-rata basis of one third in any Subsequent Placement (as defined in the Repurchase Agreements), subject to certain exemptions, undertaken by the Company for a period from the date of the Repurchase Agreements to December 11, 2026. This offering is an Exempt Issuance (as defined in the Repurchase Agreement). The Holders’ participation right will not apply to this offering.

On January 28, 2026, the Company issued a Secured Promissory Note (the “Note”) to Ault Lending, LLC (the “Lender”) in the principal amount of $1,100,000 (the “Principal Amount”) for a purchase price of $1,000,000. The Principal Amount includes an original issuance discount of $80,000 and a one-time due diligence and structuring fee of $20,000. In connection with the Note, on January 28, 2026, Fu Xiaowei, the Company’s Chairman of Board and Chief Executive Officer, and Zhang Fan, the Company’s Executive Director (collectively, the “Pledgors” and each, a “Pledgor”), entered into a pledge agreement (the “Pledge Agreement”) with the Lender. Pursuant to the Pledge Agreement, the Pledgors pledged to the Lender 100% of the Class A Ordinary Shares and Class B Ordinary Shares of the Company held by the Pledgors (collectively, the “Pledged Shares”). The Pledge Agreement secures all of the Company’s obligations under the Note and grants the Lender a continuing, first-priority security interest in the Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the Note, the Lender is entitled to exercise customary secured party remedies with respect to the Pledged Shares, subject to applicable notice and cure provisions. In connection with the foregoing offering, Spartan received a placement fee in the amount of $70,000 for serving as placement agent of such offering. In addition, certain employees of Spartan entered into an agreement with Ault Lending, LLC whereby they are participants in the investment by Ault Lending, LLC into the Company as discussed above and such employees may receive profits as a result of such participation.

Pursuant to the Share Purchase Agreement (the “PFS Agreement”) entered into on January 21, 2025 between the Company, PFS and PFS’s shareholders (the “Vendors”), on January 29, 2026, the Company entered into a supplemental agreement with the Vendors (the “Supplemental Agreement”) to amend the PFS Agreement, the remaining deferred cash consideration is to be settled in tranches (together with any applicable interest and agreed set-offs): SGD 262,600 will be due on March 2, 2026, SGD 273,000 will be due on June 30, 2026 and SGD 285,120 will be due on September 30, 2026. With respect to the share consideration, the seller agreed to settle such consideration in cash of SGD 392,000 replacing the Consideration Shares, which amount is scheduled to be paid on April 15, 2026. On March 4, 2026, the Company paid SGD 262,600 to the seller, together with interest accrued at 1% per month, in accordance with the amended payment terms.

On February 27, 2026, the Company entered into a Securities Purchase Agreement (the “SPA”) with Ault Lending, LLC and a certain other institutional investor (the “SPA Investors”), pursuant to which the Company will offer and sell, in two tranches (the “SPA Offering”) (i) up to $11,880,000 in aggregate principal face amount of 8% original issue discount Convertible Promissory Notes of the Company (each a “Convertible Note” and collectively, the “Convertible Notes”), which Convertible Notes shall be convertible (the “Conversion Shares”) into Class A Ordinary Shares pursuant to the terms and conditions set forth in the Convertible Notes and (ii) related warrants (each a “Warrant” and collectively, the “Warrants”), which Warrants are exercisable for Class A Ordinary Shares (the “Warrant Shares”). At the initial closing of the SPA Offering, subject to the terms and conditions of the SPA, the Company will issue to the SPA Investors (a) Convertible Notes in the aggregate principal amount of $5,940,000 (the “Initial Tranche”), reflecting gross proceeds prior to expenses and fees in connection with the offering of $5,500,000 after giving effect to the 8% original issue discount, and (b) Warrants to purchase initially up to a number of Warrant Shares equal to 100% of the number of Conversion Shares issuable under the Convertible Note issued in the Initial Tranche issued to such SPA Investors on the closing date of the Initial Tranche, subject to adjustment as set forth therein. On or prior to the thirtieth (30th) calendar day following the date of the SPA (or if such day is not a trading day, on the next succeeding trading day), subject to the terms and conditions set forth therein, the Company will issue to the SPA Investors (i) additional Convertible Notes in the aggregate principal amount of $5,940,000 (the “Second Tranche”), reflecting gross proceeds prior to expenses and fees in connection with the offering of up to $5,500,000 after giving effect to the 8% original issue discount, and (ii) Warrants to purchase initially up to a number of Warrant Shares equal to 100% of the number of Conversion Shares issuable under the Convertible Note issued in the Second Tranche issued to such SPA Investors on the closing date of the Second Tranche, subject to adjustment as set forth therein.

The Convertible Notes carry an 8% original issue discount and have a term of 24 months from the original issuance date (the “Maturity Date”). In addition to the original issue discount, the Convertible Notes bear interest at a rate of 10% per annum, payable in cash upon the Maturity Date or in Class A Ordinary Shares upon the earlier conversion of the Convertible Notes, unless an event of default occurs, in which case the interest rate shall be increased to eighteen percent (18%) per annum, payable in cash in arrears on the first trading day of each calendar month during the continuance of such event of default. The Convertible Notes are convertible at the option of the holder into Conversion Shares at any time after their issuance. The conversion price is the greater of (x) $0.092 per share (the “Floor Price”), which Floor Price shall be adjusted for share dividends, share splits, stock combinations and other similar transactions, and (y) the lower of 80% of the lowest trading price of the Class A Ordinary Shares during the six (6) trading days immediately prior to (A) the date of the SPA or (B) the conversion date, but not greater than $1.50 per share, subject to adjustment as provided in the Convertible Notes. The holder’s ability to convert is subject to a beneficial ownership limitation of 4.99% (which may be increased up to 9.99% upon 61 days’ notice). The Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is five years after their issuance. Each of the Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Warrant Shares purchased upon such exercise, except in the case of a cashless exercise. Holders may, in lieu of making the cash payment otherwise contemplated to made upon the exercise of the Warrants, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined in accordance with the formula set forth therein. In connection with the foregoing offering, Spartan will receive a placement fee for serving as placement agent of such SPA Offering in the amount of 7.5% of the aggregate gross proceeds raised in such SPA Offering. In addition, certain employees of Spartan entered into an agreement with Ault Lending, LLC whereby they are participants in the investment by Ault Lending, LLC into the Company as discussed above and such employees may receive profits as a result of such participation.

On February 27, 2026, the Company entered into an At The Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, serving as the lead sales agent, and Wilson-Davis & Co., Inc., serving as an additional agent, pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, Class A ordinary shares, no par value, of the Company up to an aggregate offering price of $20 million.

On March 18, 2026, the Company entered into a share purchase agreement (the “Ault Agreement”) with Ault & Company, Inc., a Delaware corporation (“Ault”). Pursuant to the Ault Agreement, the Company agreed to purchase, from time to time, up to 250,000 shares of Series C Redeemable Preferred Stock of Ault (the “Preferred Shares”). The purchase price is $1,000 per Preferred Share, with each such share having a stated value of $1,000. The Company’s obligation to purchase the Preferred Shares is subject to conditions set forth in the Ault Agreement, as well as the delivery of Drawdown Notices in accordance with the specific procedures further detailed in the Ault Agreement.

As of March 20, 2026, the Company has issued an aggregate of 1,195,893 (59,794,648 prior to 50-for-1 reverse share split) Class A ordinary shares under the Sales Agreement, resulting in gross proceeds of approximately US$3.5 million. After payment of the sales agents’ commission of 3.75% of the gross proceeds and certain other offering expenses, the Company received net proceeds of approximately US$3.2 million. As of March 20, 2026, the company has 4,278,899 (213,944,957 prior to 50-for-1 reverse share split) Class A ordinary shares issued and outstanding. The Company expects to use the net proceeds from the ATM facility to pay off the remaining cash portion for the acquisitions completed in 2025, and for working capital purposes and business expansion for the overseas markets. As of March 20, 2026, the Company has approximately US$16.5 million remaining capacity available for sale under the ATM facility. The Sales Agreement remains in effect.

On March 13, 2026, the board of directors of the Company approved (i) a reverse share split of the Company’s Class A ordinary shares at a ratio of 1-for-50 (the “Reverse Share Split”), such that (a) every Fifty (50) issued Class A ordinary shares, no par value, will be combined into one (1) issued Class A ordinary share, no par value, and (b) no fractional shares will be issued in connection with the Reverse Share Split. Shareholders who would otherwise receive a fraction of a Class A ordinary share of the Company will receive one full share.

As a result of the Reverse Share Split, the floor price of the Convertible Notes and Warrants, respectively, was adjusted from $0.092 per share to $4.60 per share and the number of Warrant Shares was adjusted from 47,255,369 to 945,108 Class A ordinary shares. Additionally, pursuant to the Notes, if the Event Market Price (as defined below) is less than the Conversion Price (as defined in the Notes) then in effect, then on the sixteenth (16th) trading day immediately following the Reverse Share Split, the Conversion Price then in effect on such sixteenth (16th) trading day shall be reduced (but in no event increased) to the Event Market Price. Event Market Price means, the quotient determined by dividing (x) the sum of the VWAP of the Class A ordinary shares for each of the five (5) trading days with the lowest VWAP of the Class A ordinary shares during the fifteen (15) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after the Reverse Share Split, by (y) five (5).

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

C. Organizational structure

Our Group comprises the Company and its subsidiaries and following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Private Limited	June 13, 2019	Singapore	100%	Manpower contracting services
Hong Ye Group Pte. Ltd.	December 28, 2010	Singapore	100%	Employment agencies and general cleaning services
YY Circle Sdn. Bhd.	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn. Bhd.	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (AU) Pty Ltd	June 14, 2023	Australia	95%	Employment placement and recruitment services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and employment service activities
YYCircle Human Resources Consultancies L.L.C CO. L.L.C	July 15, 2024	UAE	95%	Manpower contracting services
YY Circle (Korea) Ltd.	July 29, 2024	Korea	95%	Manpower contracting services
Mediaplus Limited	July 29, 2024	BVI	100%	Information technology consultancy (Except cybersecurity)
YY Circle (UK) Ltd	August 3, 2024	UK	95%	Manpower contracting services
YY Circle (Perth) Pty Ltd	October 15, 2024	Australia	95%	Manpower contracting services
YY Smart Tech Pte. Ltd.	December 2, 2024	Singapore	80%	Development of software and applications and applications (Except games and cybersecurity)
YY Circle Netherlands B.V.	December 18, 2024	Netherlands	95%	Manpower contracting services
YY Circle GmbH	January 21, 2025	Germany	95%	Manpower contracting services
Mediaplus Venture Group Pte. Ltd.	August 12, 2024	Singapore	54%	Holding company
Mediaplus Digital Pte. Ltd.	November 1, 2013	Singapore	54%	IT consultancy and development of software and applications.
Mplus Elite Pte. Ltd.	May 16, 2015	Singapore	54%	Advertising activities and development of software and applications.
M Synergates Pte. Ltd.	June 26, 2020	Singapore	54%	IT consultancy and hosting services by non-data centres
Mediaplus Digital Sdn. Bhd.	November 16, 2021	Malaysia	54%	Consultancy services in public relation and communications and wholesales of a variety of goods without any particular specialization and web portals.
Property Facility Services Pte. Ltd.	May 9, 2001	Singapore	100%	Residential, commercial and industrial real estate management and general cleaning services except household cleaning and outline marketplaces.
YY Circle (HK) Pte Limited	October 26, 2022	Hongkong	90%	Manpower contracting services
YY Holding (Thailand) Co., Ltd	April 4, 2025	Thailand	99%	Holding company
YY Circle (Thailand) Company Limited *	April 5, 2023	Thailand	49%	Manpower contracting services
Uniforce Security Services Pte. Ltd.	May 12, 2017	Singapore	100%	Private security activities
TransOcean Oil Pte. Ltd.	March 18, 2003	Singapore	53%	Other holding companies
24IFM Pte. Ltd.	August 18, 2021	Singapore	100%	Publishing of software/applications and IT consultancy
Pest Fighter Pte. Ltd.	August 13, 1994	Singapore	100%	Providing pest control services and freight transport by road
YYCircle For Hospitality Services L.L.C	October 15, 2025	United Arab Emirates	100%	Hospitality services
Talent Management Holding Limited	December 31 2025	Hong Kong	100%	Providing financial service activities
YY Group US Inc.	January 7, 2026	State of Delaware	100%	Holding company
YY Circle CA Inc.	January 2 2026	State of California	95%	Manpower outsourcing and IT solutions
YY Circle NYC Inc.	January 12, 2026	State of New York	95%	Manpower outsourcing and IT solutions

*	The Group holds a 48.5% equity interest in YY Circle (Thailand) Company Limited through YY Holding (Thailand) Co. Ltd in compliance with local regulations. Notwithstanding this, the Group holds the majority of voting rights and exercises control over the Company, which is therefore accounted for as a subsidiary.

D. Property, Plant and Equipment

We do not own any real property. A description of our leased real properties is below:

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051	Office	March 1, 2024 to February 1, 2029	Hong Ye (SG)	S$24,480 per month[1]	4,080 Sq ft
60 Paya Lebar Road #09-03/04 Paya Lebar Square Singapore 409051	Office	January 1, 2025 to 31December, 2026	Hong Ye (SG)	S$6,380 per month	968 Sq ft
47 Marine Crescent, #03-66, Singapore 440047	Residential	September 1, 2024 to September 16, 2026	Hong Ye (SG)	S$2,600 per month	700 Sq ft

(1)	Monthly rental of S$24,480 per month for the period March 1, 2024 to February 28, 2027, S$26,928 per month for the period March 1, 2027 to February 29, 2028 and S$29,620.80 for the period March 1, 2028 to February 28, 2029.

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

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
	Singapore	Hong Ye (SG)	40201925106R	Class 42(1)	November 19, 2019	November 19, 2029
	Singapore	Hong Ye (SG)	40201914798T	Class 42(1)	July 8, 2019	July 8, 2029
	Singapore	Hong Ye (SG)	40201810177Y	Class 42, 43(1)(2)	May 31, 2018	May 31, 2028
	Singapore	Hong Ye (SG)	40201810174P	Class 35(3)	May 31, 2018	May 31, 2028
	Singapore	Hong Ye (SG)	40202425852U	Class 09,42(4)(1)	November 07, 2024	November 07, 2034
	Singapore	Hong Ye (SG)	40202425851W	Class 37(1)	November 07, 2024	November 07, 2034
	Singapore	24IFM (SG)	40202518899S	Class 09,35,36,37,42 (4) (3) (6) (5) (1)	July 30, 2025	July 30, 2035
	Singapore	Hong Ye (SG)	40202516945V	Class 37(5)	July 09, 2025	July 09, 2035

Our Group operates two smart applications, namely:

●	the YY Smart iClean app, which provides an overview of the cleaning business such as payroll and human resources allowing for remote supervision; and

●	the YY App, which serves as a job portal for matching part-time and full-time job seekers to companies, while also acting as an e-payment platform.

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

(2)	Class 43: Services for providing food and drink; temporary accommodation

(3)	Class 35: Services for advertising, business management, administration, and office functions.

(4)	Class 09: Scientific, research, navigation, surveying, photographic, cinematographic, audiovisual, optical, weighing, measuring, signaling, detecting, testing, inspecting, life-saving and teaching apparatus and instruments; apparatus and instruments for conducting, switching, transforming, accumulating, regulating or controlling the distribution or use of electricity; apparatus and instruments for recording, transmitting, reproducing or processing sound, images or data; recorded and downloadable multimedia files, computer software, blank digital or analogue recording and storage media; mechanisms for coin-operated apparatus; cash registers, calculating devices; computers and computer peripheral devices; diving suits, divers’ masks, ear plugs for divers, nose clips for divers, gloves for divers, breathing apparatus for underwater swimming; fire-extinguishing apparatus.

(5)	Class 37: Construction services; installation and repair services; mining extraction, oil and gas drilling.

(6)	Class 36: Financial, monetary and banking services; insurance services; real estate services.

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

In 2025, YY Group Holding Limited continued to advance its growth strategy by expanding its capabilities across three core business segments: Integrated Facilities Management (IFM), Manpower Outsourcing, and Other Services. Through strategic acquisitions, digital innovation, and operational integration, the Group strengthened its position as a technology-enabled service provider delivering workforce and facility solutions to commercial, hospitality, and institutional clients.

a. Integrated Facilities Management (IFM) Services

The Integrated Facilities Management (IFM) segment focuses encompass cleaning services, property and facility management, security guard, and pest control services, delivered as part of a unified service package. Cleaning services include commercial, hospitality, industrial, and disinfection work, while property and facility management covers maintenance, landscaping, administrative support, and compliance functions. Security services include on-site monitoring, safety inspection, and related support. Pest control services include the inspection, prevention, and treatment of pests such as rodents, insects, and termites. These services also include monitoring, the application of appropriate pest control measures, and follow-up actions to maintain a safe, hygienic, and pest-free environment for residential, commercial, and industrial premises.

By integrating these services under a coordinated operating framework, we are able to deliver end-to-end facility management solutions, enabling clients to streamline vendor management, enhance operational efficiency, and maintain high service standards across their facilities.

The cleaning services segment of our business is complemented by our YY Smart iClean App, which is an innovative smart toilet central management platform integrated with automated sensors and Internet of Things (“IoT”) devices that allows our customers to improve productivity, manage resources efficiently, and enjoy significant cost savings. The IoT technology provides real-time data insights, allowing our customers to track the usage of toilets and monitor the cleaning progress of our staff, ensuring the highest level of quality and efficiency in our services. As of December 31, 2024, we have 612 active cleaners available to service our customers based on the existing cleaning engagements, which increased to 812 active cleaners as of December 31, 2025.

b. Manpower Outsourcing Services

The manpower outsourcing segment remains a key pillar of our business, providing casual workers by comprehensively understanding the corporate customers’ requirements and matching their requirements with qualified casual workers from various kinds of work including, but not limited to, Food & Beverage Crews, Kitchen helper, retail assistant and etc.

Through its technology-enabled workforce platform, we connect businesses with a pool of trained workers to address flexible and on-demand manpower requirements. This segment also supports our broader service ecosystem by supplying operational manpower for various service deployments across client sites.

The manpower outsourcing model allows businesses to scale their workforce efficiently while maintaining service quality and operational flexibility.

Our manpower outsourcing service segment is anchored by the YY Circle Super App (“YY App”), which is a one-stop intelligent manpower outsourcing platform that simplifies and streamlines the staffing process for our customers.

As of December 31, 2025, we have a total of 1,054 customers, with 274 customers in cleaning services business and 305 customers in the manpower outsourcing business. For YY App, we recorded 903,952 downloads, and 268,241 total active users by December 31, 2025, increasing from 519,228 downloads and 183,057 total active users recorded as of December 31, 2024. The daily, weekly, and monthly active users as of December 31, 2025 were 7802, 9,494 and 40,688 respectively, and we have conversion and average retention rates of approximately 9.25% and 34.96% respectively. The conversion rate is calculated by dividing the total number of registrations from the total number of downloads. The retention rate is calculated by dividing the total number of active users by the total number of registrations. The total number of man hours deployed approximated 12 million hours. We believe that our diverse range of listings and comprehensive range of man-power related services provides an effective channel for customers to market their job openings and for our users to find work arrangements that complement their schedules and provide them a reliable source of income.

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

c. Other Services

The Other Services segment including web design and development, digital marketing, and rental income from investment properties.

A key development in this segment during 2025 was the introduction of 24IFM, a digital facilities management platform designed to improve operational coordination and service management. 24IFM is currently under development and remains in the process of being built and refined. The platform is intended to support our Integrated Facilities Management operations by providing digital tools for work order management, facility booking and scheduling, vendor and service coordination, property management support, automated billing and payment systems, as well as data insights and operational monitoring.

Once completed and deployed, the platform is expected to enhance the Group’s technology-enabled service infrastructure, improving operational transparency, efficiency, and scalability across its business segments.

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

Our revenue increased from $41,103,389 for the year ended December 31, 2024, to $57,245,167 for the year ended December 31, 2025, representing an increase of $16,141,778 or approximately 39.3%.  Our cost of revenue increased from $35,844,936 for the year ended December 31, 2024 to $49,347,666 for the year ended December 31, 2025, representing an increase of $13,502,730 or approximately 37.7%. Our loss for the year increased from $4,844,498 for the year ended December 31, 2024, to $21,583,798 for the year ended December 31, 2025, representing an increase of $16,739,300 or approximately 345.5%.

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

Results of Operations

For the year ended December 31, 2025, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenue.

	For the years ended December 31,
	2025		2024		2023
	USD	% of revenue	USD	% of revenue	USD	% of revenue
Revenue	57,245,167	100.0%	41,103,389	100.0%	31,772,286	100.0%
Cost of sales	(49,347,666)	(86.2)%	(35,844,936)	(87.2)%	(28,120,506)	(88.5)%
Gross profit	7,897,501	13.8%	5,258,453	12.8%	3,651,780	11.5%

Other income	1,169,718	2.0%	1,700,512	4.1%	1,830,899	5.8%
Selling and marketing expenses	(2,731,035)	(4.8)%	(710,210)	(1.7)%	(191,582)	(0.6)%
Administrative expenses	(19,679,803)	(34.4)%	(10,389,710)	(25.3)%	(3,846,367)	(12.1)%
Impairment loss on intangible asset	(4,063,000)	(7.1)%	-	-	-	-
Impairment loss on goodwill	(5,551,429)	(9.7)%	-	-	-	-
Change in fair value of warrant liability	2,383,178	4.2%	38,363	0.1%	-	-
Change in fair value of investment property	38,296	0.1%	-	-	-	-
Other expenses	(57,201)	(0.1)%	(34,557)	(0.1)%	(27,781)	(0.1)%
Operating (loss)/profit	(20,593,775)	(36.0)%	(4,137,149)	(10.1)%	1,416,949	4.5%

Finance cost	(1,028,787)	(1.8)%	(431,435)	(1.0)%	(328,610)	(1.0)%

(Loss)/Profit before tax	(21,622.562)	(37.8)%	(4,568,584)	(11.1)%	1,088,339	3.5%
Income tax expenses	38,764	0.1%	(275,914)	(0.7)%	(224,302)	(0.7)%
(Loss)/Profit for the year	(21,583,798)	(37.7)%	(4,844,498)	(11.8)%	864,037	2.8%

The following table sets forth our revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2025		2024		2023
	USD	% of revenue	USD	% of revenue	USD	% of revenue
IFM services	32,848,979	57.4%	23,340,627	56.8%	18,565,897	58.4%
Manpower outsourcing services	22,984,405	40.2%	17,762,762	43.2%	13,206,389	41.6%
Other services	1,411,783	2.4%	-	-%	-	-%
Total revenue	57,245,167	100.0%	41,103,389	100.0%	31,772,286	100.0%

The following table sets forth our cost of revenue by sales categories for the periods indicated.

	For the year ended December 31,
	2025		2024		2023
	USD	% of revenue	USD	% of revenue	USD	% of revenue
IFM services	(28,511,230)	(49.8)%	(20,827,165)	(50.7)%	(17,156,622)	(54.0)%
Manpower outsourcing services	(19,812,368)	(34.6)%	(15,017,771)	(36.5)%	(10,963,884)	(34.5)%
Other services	(1,024,068)	(1.8)%	-	-	-	-
Total cost of revenue	(49,347,666)	(86.2)%	(35,844,936)	(87.2)%	(28,120,506)	(88.5)%

The following table sets forth the breakdown for our other income for the periods indicated.

	For the years ended December 31,
	2025	2024	2023
	USD	USD	USD
Government grants	696,161	852,843	1,207,154
Other operating income	378,422	544,080	455,943
Others	95,135	303,589	167,802
Total other income	1,169,718	1,700,512	1,830,899

Comparison of Years Ended December 31, 2025 and 2024

Revenue

We generate revenue primarily from (i) integrated facilities management (“IFM”) services, and (ii) manpower outsourcing services and (iii) other services. IFM services under long-term service contracts with estate management companies, government agencies, and commercial clients. These contracts are structured to deliver comprehensive, integrated solutions tailored to each client’s operational and property management needs. The IFM service offerings encompass cleaning services, property and facility management, security guard, and pest control services, delivered as part of a unified service package. Cleaning services include commercial, hospitality, industrial, and disinfection work, while property and facility management covers maintenance, landscaping, administrative support, and compliance functions. Security services include on-site monitoring, safety inspection, and related support. Pest control services include the inspection, prevention, and treatment of pests such as rodents, insects, and termites. These services also include monitoring, the application of appropriate pest control measures, and follow-up actions to maintain a safe, hygienic, and pest-free environment for residential, commercial, and industrial premises. Manpower outsourcing services consist of sourcing of casual labor to meet our customers’ needs mainly via the YY App. Other services included web design, development and digital marketing service, and lease service.

During the fiscal years ended December 31, 2025 and 2024, IFM services accounted for approximately 57.4% and 56.8% of total revenue, respectively, while manpower outsourcing services accounted for approximately 40.2% and 43.2%, respectively. In addition, the Group generated revenue from other services categories during the year ended December 31, 2025, including web development, digital marketing, and rental income, which collectively contributed approximately 2.4% of total revenue for the year ended December 31, 2025.

Total revenue increased by approximately 39.3%, from $41,103,389 for the year ended December 31, 2024, to $57,245,167 for the year ended December 31, 2025. The increase was primarily driven by higher contributions from both IFM services and manpower outsourcing services. Revenue from IFM services grew by approximately 40.7%, from $23,340,627 for the year ended December 31, 2024 to $32,848,979 for the year ended December 31, 2025, supported by new contract wins, renewal of existing projects, and incremental contributions from newly acquired subsidiaries, including Property Facility Services Pte. Ltd. (“PFS”), Uniforce Security Services Pte. Ltd. (“UFS”) and Pest Fighter Pte. Ltd. (“Pest Fighter”). Revenue from manpower outsourcing services increased by approximately 29.4%, from $17,762,762 for the year ended December 31, 2024 to $22,984,405 for the year ended December 31, 2025, mainly due to stronger service demand from customers in Singapore and Malaysia as well as incremental contributions from newly acquired subsidiaries, including YYC HK and YYC TH. Other services revenue was $1,411,783 for the year ended December 31, 2025, primarily contributed by newly acquired and newly established entities during 2025, including Mediaplus Venture Group Pte. Ltd. (“Mediaplus”) and Transocean Oil Pte. Ltd. (“Transocean”).

Cost of revenue

The cost of revenue primarily consists of cleaning material cost, repair and maintenance cost, labor cost and logistics costs. Cleaning material, repair and maintenance of cleaning machinery, labor and logistics costs are directly associated with our provision of IFM services, while labor cost is mainly associated with our provision of manpower outsourcing services and web design and development and digital marking services. The total cost of revenue increased by $13,502,730, or 37.7%, from $35,844,936 for the year ended December 31, 2024, to $49,347,666 for the year ended December 31, 2025.

The overall increase of approximately 37.7% in cost of revenue was mainly attributable to the increase of related revenue as well as higher labor cost across both IFM services and manpower outsourcing services, which was driven by an increase in hourly wage rates for casual workers. Additionally, the consolidation of newly acquired and newly established business units contributed incremental operating costs within the current period. The growth in cost of revenue is generally aligned with the expansion in revenue for the year ended December 31, 2025, reflecting the scale-up of service activities to support business growth.

Gross profit

For the year ended December 31, 2025 and 2024, our gross profit was $7,897,501 and $ 5,258,453, respectively, and our gross profit margins were approximately 13.8% and 12.8%, respectively. Gross profit increased by $ 2,639,048, or approximately 50.2%, primarily due to higher revenue contributions from both IFM and manpower outsourcing services, as well as improved operational efficiency across our newly acquired subsidiaries from PFS, UFS and Mediaplus. In particular, the improvement in IFM gross profit was mainly attributable to the expansion of property management contracts, whereas IFM revenue for the year ended December 31, 2024 was predominantly derived from cleaning-related services. Additionally, part of the gross profit increase was contributed by the higher gross profit generated from other services for the year ended December 31, 2025.

The increase in gross profit margin was mainly attributable to enhanced cost management, particularly in labor and material utilization, and the deployment of automation and IoT solutions under our YY Smart iClean App, which improved productivity and reduced manual coordination time. In addition, economies of scale from the consolidation of IFM and manpower outsourcing operations contributed to better cost absorption, resulting in an overall margin improvement during the period.

Furthermore, the web design, development, and digital marketing services, together with rental income, also made a notable contribution to the overall profitability. These service lines carry higher gross margins compared to the IFM and manpower outsourcing services, primarily due to their lower direct labor requirements and technology-driven delivery models, which enhanced the Group’s blended gross margin for the period.

Other income

Other income primarily consisted of government grants and other operating income. It decreased by $530,794, or approximately 31.2%, from $1,700,512 for the year ended December 31, 2024, to $1,169,718 for the year ended December 31, 2025. The decline was mainly attributable to a lower amount of government Progressive Wage Credit Scheme (“PWCS”) grants recognized during the period, as well as license grant fee charges to YY Thailand and YY Hong Kong, the entities was acquired by our Company during the year ended December 31, 2025.

Selling and marketing expenses

Selling and marketing expenses primarily comprise share-based compensation to certain staffs who are responsible for advertising, marketing, and branding activities. These expenses increased by $2,020,825, or approximately 284.5%, from $710,210 for the year ended December 31, 2024 to $2,731,035 for the year ended December 31, 2025. The increase was primarily driven by share-based compensation, the Company adopted 2023 and 2024 share incentive plan and shares granted to sales director and consultants who assist the Company on the market survey belong to sales and marketing activities. The share-based compensation included in selling and marketing expenses was $2,151,865 for the year ended December 31, 2025. The increase also generated from newly acquired subsidiaries, including PFS, UFS, YYC HK and YYC TH, Mediaplus, Transocean and Pest fighter, as well as the expansion of business operations in overseas markets.

General and administrative expenses

General and administrative expenses consisted primarily of salary and share-based compensation, welfare expenses, rental expenses, depreciation, professional service fees, office expenses, transportation and other administrative expenses. General and administrative expenses increased by $9,290,093 or approximately 89.4%, from $10,389,710 for the year ended December 31, 2024, to $19,678,803 for the year ended December 31, 2025, mainly due to share-based compensation granted to certain staff and an increase in staff expenses resulted from increased number of employees and administrative expenses to support expanded business. The share-based compensation included in general and administrative expenses was $4,445,535 for the year ended December 31, 2025. Additionally, The impairment loss on net investment in lease of $307,732 was recognized in profit or loss within general and administrative expenses for the year ended December 31, 2025.

Impairment loss on intangible asset

During the year ended December 31, 2025, the Group recognized an impairment loss on intangible asset related to the acquisition of the 24iFM software platform. The software was acquired through the issuance of 4,000,000 shares of YY Group Holding Limited (“YYGH”), based on the market closing price of $1.44 per share on June 10, 2025, representing total consideration of $5,760,000. During the year ended December 31, 2025, the Group identified certain impairment indicators and performed the impairment testing. The recoverable amount was assessed at $1,697,000 and the Group recorded an impairment loss of approximately $4,063,000 for the year ended December 31, 2025.

Impairment loss on Goodwill

During the year ended December 31, 2025, the Group recognized an impairment loss on goodwill of $5,551,429 relating to the CGU of Transocean. Management assessed impairment by comparing the carrying amount of Transocean’s net assets (including goodwill) against the recoverable amount, which was determined based on the fair value of Transocean’s net assets. The recoverable amount was determined based on fair value less costs of disposal (“FVLCD”), as it was assessed to be higher than the value in use (“VIU”).

Other expenses

Other expenses primarily consisted of late charges and fines and loss on disposal of property and equipment. Other expenses increased by $22,644, from $34,557 for the year ended December 31, 2024, to $57,201 for the year ended December 31, 2025.

Finance costs

Finance costs primarily consisted of accrued interest from guaranteed bank loans and financial institution loans, as well as interest expenses from lease liabilities and accounts receivable factoring. Finance costs increased by $597,352, or approximately 138.5%, from $431,435 for the year ended December 31, 2024, to $1,028,787 for the year ended December 31, 2025. The increase was primarily driven by the corresponding increased financing requirements to support the working capital needs, the expansion of new business operations, and investments of newly acquired subsidiaries.

Income tax expense

For the years ended December 31, 2025 and 2024, we recorded an income tax benefit of $38,764 and income tax expense of $275,914, respectively. Income tax expense dropped from $275,914 for the year ended December 31, 2024 to $38,764 for the year ended 2025, mainly because the Group moved into a much larger pre-tax loss position in 2025.

Loss for the year

As a result of the foregoing, our loss for the year increased by $16,739,300 or approximately 345.5%, from $4,844,498 for the year ended December 31, 2024, to a loss of $21,583,798 for the year ended December 31, 2025. The increase was primarily attributable to the share-based compensation expense of $6,650,179 recorded in our selling and marketing expenses as well as general and administrative expenses.

Comparison of Years Ended December 31, 2024 and 2023

Revenue

We generate revenue primarily from (i) cleaning services, and (ii) manpower outsourcing services. Cleaning services include professional cleaning and janitorial services provided to our customers. Manpower outsourcing services consist of sourcing of casual labor to meet our customers’ needs mainly via the YY App. Our total revenues increased by $9,331,103 or approximately 29.4%, from $31,772,286 for the year ended December 31, 2023, to $41,103,389forthe year ended December 31, 2024.

During the years ended December 31, 2024 and 2023, cleaning services accounted for approximately 56.8% and 58.4% of the total revenue, respectively, while manpower outsourcing services accounted for approximately 43.2% and 41.6% of the total revenue, respectively. Total revenue increased by 29.4%,from $31,772,286 for the year ended December 31, 2023, to $41,103,389 for the year ended December31, 2024, due to an approximately 25.7% increase in cleaning services from $18,565,897 for the year ended December 31, 2023, to $23,340,627 for the year ended December 31, 2024, and an approximately34.5% increase in manpower outsourcing services from $13,206,389 for the year ended December 31, 2023 to $17,762,762 for the year ended December31,2024. Total revenue for the year ended December 31, 2024 reflects a positive currency translation impact of $97,988. Revenue from cleaning services increased by approximately 25.7% due to higher demand by our customers in the hospitality and public sectors as tourism rebounded and offices reopened, hospitality venues, airports, and public spaces saw higher visitor numbers, necessitating more cleaning services after the COVID-19 pandemic. Revenue from manpower outsourcing services increased significantly by approximately 34.5%, primarily due to the increase in demand of manpower service in both Singapore and Malaysia market, revenue increased $ 4,556,373 compared with December 31, 2023, an approximately 12.7% increase in Singapore market and 117.2% increase in Malaysia market.

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

Gross profit

For the years ended December 31, 2024 and 2023, our gross profit was $5,258,453 and $3,651,780, respectively, and our gross profit margins were approximately 12.8% and 11.5%, respectively. Our gross profit increased by $1,606,673, or approximately 44.0% primarily due to the increase in gross profit from both cleaning and manpower services. Our gross profit margin increased by approximately 1.3%, primarily due to the effective management of freelancers through the YY Jobs app. The app has helped reduce coordination time between the client, freelancers, and our team, leading to improved efficiency.

Other income

Other income primarily consisted of government grants. It decreased by $130,387, or approximately 7.1%, from $1,830,899 for the year ended December 31,2023, to $1,700,512 for the year ended December 31, 2024. The decline was mainly due to a reduction in government grants received, as the Singapore Government provided less support following the COVID-19 pandemic.

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

(Loss)/Profit for the year

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

5. B. Liquidity and Capital Resources.

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

As of December 31, 2025, our cash balances amounted to $ 1,511,760, and our current assets were $ 15,403,533, and our current liabilities were $ 17,145,528, resulted in a negative working capital of $1,741,995. For the year ended December 31, 2025, we incurred operating loss and loss for the year of $20,593,775 and $21,583,798, respectively with net operating cash outflows of $1,958,742. The operating loss and loss for the year was primarily attributable to the share-based compensation expense of $6,650,179 recorded in our selling and marketing expenses as well as general and administrative expenses related to the one-time shares issuance to our management, employees and individual consultants.

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

(ii)	On September 13, 2024, Hong Ye entered into a loan agreement with Mr. Tan Soo Seng, a shareholder of the Company. Under this agreement, Mr. Tan Soo Seng will lend Hong Ye S$650,000 (approximately US$500,000) at an interest rate of 8% per annum, was due on or before December 12, 2024 and extended to be repayable on demand.

(iii)	On April 3, 2025, Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd secured short-term loans from a financial institution, amounting to S$225,000 ($165,405) and S$100,000 ($73,513) respectively, with the proceeds designated exclusively for growth and marketing expenses. A fixed service fee of 11.7% was applied to each loan, resulting in an aggregate funding total of S$251,325 ($184,757) for the S$225,000 ($165,405) loan and S$111,700 ($82,114) for the S$100,000 ($73,513) loan. These financing arrangements structured to support the companies’ strategic initiatives in expanding market presence and driving growth.

Over the past few years, we are actively sought additional financing from local banks, financial institutions, and capital markets to support its ongoing operations and strategic growth. In 2023, we borrowed an aggregate of S$1,250,000 from six banks, with annual interest rates ranging from 7.75% to 10.38% and repayment periods of between three to five years. In 2024, we borrowed an aggregate of S$600,000 from a financial institution, with interest rate 10.8% per annum and repayment periods of 1 year.

On January 7, 2026, we have secured a SGD 10.5 million banking facility with United Overseas Bank, in collaboration with Enterprise Singapore, under EnterpriseSG’s program to promote local business growth. This facility strengthens our ability to pursue strategic expansion initiatives and supports financing needs across its manpower outsourcing and integrated facilities management (IFM) operations. It covers financing for HYG and YY SG, accessible on a drawdown basis as required, offering flexible support for our working capital. The facility is expected to lower our annual financing costs by approximately 8%, enhancing financial efficiency and enabling continued operational growth.

On February 27, 2026, we entered into a securities purchase agreement with certain institutional investors for a financing in two tranches, pursuant to which we agreed to issue (i) up to $11,880,000 aggregate principal amount of 8% original issue discount convertible promissory notes (gross proceeds of up to $11,000,000 prior to fees and expenses) and (ii) warrants exercisable for Class A ordinary shares. The notes have a 24-month term and bear interest at 10% per annum (subject to increase upon an event of default), and are convertible into Class A ordinary shares at a conversion price determined by a formula that includes a floor price and a variable discount to recent trading prices, subject to customary adjustments and beneficial ownership limitations.

On February 27, 2026, we entered into an At-the-Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, as lead sales agent, and Wilson-Davis & Co., Inc., as an additional sales agent (collectively, the “Sales Agents”), relating to the offer and sale of our Class A ordinary shares, no par value, from time to time through an “at-the-market offering” program. Pursuant to the Sales Agreement, we may offer and sell Class A ordinary shares having an aggregate offering price of up to $20.0 million.

Sales of shares under the Sales Agreement, if any, will be affected in accordance with the Sales Agents’ customary trading and sales practices and applicable laws and regulations. The Sales Agents are entitled to a commission equal to 3.75% of the gross proceeds from any shares sold under the Sales Agreement, and we have agreed to provide customary indemnification and contribution to the Sales Agents. There is no escrow arrangement for proceeds. As of March 30, 2026, we have raised aggregate net proceeds of $3.29 million under the ATM program.

These successive financing initiatives demonstrate our proactive approach to optimizing its capital structure, balancing bank debt and capital market instruments to support operational liquidity, reduce financing costs, and fund strategic expansion across its manpower outsourcing and IFM businesses.

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

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended December 31,
	2025	2024	2023
Operating activities	USD	USD	USD
Net cash (used in)/provided by operating activities	(1,958,742)	(1,501,880)	51,708
Net cash provided by/(used in) investing activities	55,037	(101,245)	(224,185)
Net cash provided by financing activities	2,530,541	2,079,210	470,364
Effect of foreign exchange of cash	48,017	(106,413)	8,326
Net increase in cash	674,853	369,672	306,213
Cash balances at beginning of year	836,907	467,235	161,022
Cash balances at end of year	1,511,760	836,907	467,235

Operating Activities

For the year ended December 31, 2025, net cash used in operating activities was $1,958,742, primarily resulting from our loss for the year of $21,583,798, as adjusted for non-cash items and non-operating items, changes in operating assets and liabilities, and cash used in operations. Adjustments for non-cash items consisted of depreciation of property and equipment and ROU assets of $694,980, amortization of intangible assets of $239,231, share-based compensation of $6,597,400, impairment loss on intangible assets of $4,063,000, impairment loss on goodwill of $5,551,429, impairment loss of prepayment of $750,000, impairment loss of lease receivables of $307,732, provision for allowance for credit losses of $495,646, loss on disposal of property and equipment of $12,561, and service fees settled by transfer of treasury shares of $52,779. Adjustments for non-operating items consisted of a gain from fair value adjustment of warrant liabilities of $2,383,178, a loss from fair value adjustment of investment properties of $38,296, offering costs for the follow-on offering allocated to warrant liabilities of $519,187, net finance cost of $1,028,787, interest income of $16,024, and an income tax benefit of $38,764.

Changes in operating assets and liabilities mainly included: (i) an decrease in trade receivables of $281,775; (ii) an increase in trade and other payables of $754,124; (iii) an increase in amounts due to related parties of $142,252; and (iv) a decrease in prepayments and other current assets of $1,415,283. Cash used in operations mainly included: (i) interest paid of $578,286; and (ii) income taxes paid of $227,023, partially offset by an income tax refund of $461.

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

Investing Activities

For the year ended December 31, 2025, net cash provided by investing activities was $55,037, which primarily consisted of net cash acquired from the acquisition of subsidiaries of $394,734 and receipt of principal portion of finance lease receivable of $39,530, partially offset by purchase of property and equipment of $379,227, mainly relating to cleaning machinery and computer hardware.

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

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $2,530,541, which was primarily comprised of net proceeds from the issuance of ordinary shares and warrants in September 2025 of $3,415,001, proceeds from guaranteed bank and financial institution loans of $870,883, loan from a shareholder of $1,338,065, partially offset by repayment of a shareholder’s loan of $1,312,489, payment of lease liabilities of $522,525, repayment of guaranteed bank loans of $1,169,783, and dividends paid to non-controlling interests of $88,611.

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

Contingencies

We may become subject to claims and assessments from time to time in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. As of December 31, 2025, 2024 and 2023, we do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Capital Expenditures

We incurred capital expenditures of $379,227, $101,245 and $224,185 for the years ended December 31, 2025, 2024 and 2023, respectively, primarily related to purchases of property and equipment.

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

Contractual Obligations

As of December 31, 2025

The following table sets forth certain contractual obligations as of December 31, 2025 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

For the years ending December 31,	2026	2027	2028	2029	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2025
	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed Bank and financial institution loans	1,061,921	363,925	105,658	95,329	154,513	1,781,346	201,966	1,579,380
Trade and other payables	10,837,525	-	-	-	-	10,837,525	-	10,837,525
Lease obligation	538,597	469,182	460,972	172,202	126,374	1,767,327	237,926	1,529,401
Total contractual obligations	12,438,043	833,107	566,630	267,531	280,887	14,386,198	439,892	13,946,306

For the years ending December 31,	2025	2026	2027	2028	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2024
	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed Bank and financial institution loans	875,105	115,768	27,002	9,809	-	1,027,684	77,783	949,901
Trade and other payables	4,223,113	-	-	-	-	4,223,113	-	4,223,113
Lease obligation	316,699	296,081	297,296	320,691	223,036	1,453,803	241,217	1,212,586
Total contractual obligations	5,414,917	411,849	324,2998	330,500	223,036	6,704,600	319,000	6,385,600

Quantitative and Qualitative Disclosures About Market Risks

For the years ended December 31, 2025 and 2024

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

5. C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.

5. D. Trend Information.

Market Trend Analysis

Integrated Facilities Management (IFM) Services

Increased adoption of outcome-based contracting (OBC): There is an increasing trend toward outcome-based contracting (OBC) in the integrated facility management (IFM) sector, where service providers are compensated based on the achievement of pre-defined performance goals rather than fixed headcounts or time-based fees. Spearheaded by government agencies such as the National Environment Agency (NEA), OBC encourages service providers to adopt innovative solutions and technology-enabled approaches to meet performance criteria. 14,15

For IFM providers, OBC incentivizes the delivery of high-quality services across multiple disciplines, including security, pest control, property management, and cleaning, by linking payment to clearly defined outcomes. Providers are thus encouraged to integrate digital tools, automated systems, and operational innovations to enhance service delivery, optimize manpower deployment, and improve overall productivity.

Long-term benefits of OBC adoption include higher operational efficiency, improved quality standards, optimized resource allocation, and the consolidation of multiple facility-related contracts into unified service agreements. Over time, OBC is expected to shift the IFM industry away from traditional headcount-based contracting toward technology-centric and outcome-driven service models.

Transformation through innovation and widespread technology adoption: The IFM sector is increasingly shifting toward Smart Facilities Management (Smart FM) and integrated solution models that leverage technology to improve operational outcomes across multiple services. Smart FM encompasses the integration of systems, processes, technologies, and personnel to streamline facility operations, improve communication, shorten response times, and boost productivity throughout the built environment. This approach is actively promoted by the Building and Construction Authority (BCA) to advance digitalization and operational efficiency in FM operations. 16

[14]	https://www.nea.gov.sg/media/news/news/index/environmental-services-industry-transformation-map-2025- to-strengthen-innovation-improve-productivity-and-create-quality-jobs?utm_source=chatgpt.com

[15]	https://www.nea.gov.sg/docs/default-source/itm/obc-guides/guide-on-specifications-for-outcome-based- cleaning-contracts-2021-2nd-edition.pdf

[16]	https://www1.bca.gov.sg/growth-and-transformation/facilities-management/smart-facilities-management/

These integrated service delivery models enable IFM providers to manage multiple functions—including cleaning, security, pest control, and property management—across portfolios of buildings under a unified operational framework. This fosters seamless coordination, optimised resource allocation, and data-driven decision-making.

The adoption of digital platforms, IoT sensors, predictive analytics, automated workflows, and integrated data tools is increasingly defining modern FM solutions. Such technologies facilitate real-time monitoring, predictive planning, and performance optimisation across diverse service disciplines, surpassing traditional manual methods. Providers that incorporate technology and innovation as value-added offerings are well positioned to meet growing demand for outcome-oriented, smart IFM solutions in both the public and private sectors.

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

[17]	https://news.smu.edu.sg/news/2023/04/03/satisfaction-public-cleanliness-singapore-still-high-greater-public- participation

[18]	https://www1.bca.gov.sg/about-us/news-and-publications/media-releases/2023/01/12/singapore’s- construction-demand-to-remain-strong-in-2023

Supporting government policies to accelerate the need for quality cleaning services:

(i)	Launched in 2017, the Innovating and Curating Better Automation and Technologies for Environmental Services (INCUBATE) Partnership Programme is a key initiative by the NEA to transform Singapore’s environmental services (ES) industry. It aims to drive innovation, promote greater adoption of technology, improve skills, raise productivity, and allow the firms in the ES industry to better seize opportunities overseas.[19]

(ii)	Since the end of January 2020, NEA has stepped up the inspection of public toilets, and hygiene gaps like inadequate or missing soap lotion have been found and fixed. Also, since early February 2020, cleaning of public places with high human traffic has also been stepped-up. For example, table-tops and toilets in hawker centers are cleaned as regularly as every two hours and contact surfaces of rubbish bins in high footfall public areas are being wiped-down every day. At the same time, NEA has also increased its enforcement against public hygiene offenses, like spitting and littering.[20]

(iii)	Other government initiatives include a voluntary accreditation scheme introduced by NEA where cleaning companies are recognized when they demonstrate high service standards. To further support these companies in meeting the standards, the National Trades Union Congress (NTUC) has a S$2.5 million automation and mechanization grant scheme to interest cleaning Service Providers in accreditation through the use of subsidies for the purchase of equipment.[21]

(iv)	The other program which has been in the sector for several years is the Enhanced Green Mark accreditation. This program helps cleaning companies to put in place appropriate structures and systems. Productivity can be optimized through redesigning of work, automation, and mechanization. Under this program, 50% or 75% of cleaners, team leaders and supervisors need to be trained in any two modules to be eligible for the Silver and Gold award respectively.[22]

(v)	The Environmental Public Health Amendment Bill, introduced in Parliament on 9 January 2023, has proposed revisions to the Cleaning Business License Regulatory Framework in a bid to drive capabilities and raise public health standards of cleaning businesses. The existing framework, which was introduced in September 2014, only provides for one type of cleaning business license. However, the revised framework, which is intended to come into force from 1 January 2024, will provide for three different classes of cleaning business licenses, which will be valid for two years. This revised framework is therefore intended to facilitate the transformation of the cleaning sector, to increase competencies, foster a proactive productivity culture, develop a skilled and resilient workforce, and create better employment opportunities.[23]

Accordingly, the grants, subsidies and other government initiatives orchestrated by the COVID-19 pandemic have accelerated and highlighted the need for quality cleaning services and the digitalization of cleaning businesses through the increased adoption of technology.

[19]	https://www.straitstimes.com/singapore/environment/cleaning-transformed-through-technology

[20]	https://www.nea.gov.sg/media/news/news/index/sg-clean-campaign-launched-to-rally-public-and-businesses- to-work-together-to-keep-singapore-clean

[21]	https://www.wsg.gov.sg/docs/default-source/content/2_industry-transformation-report_cleaning_final- 2.pdf?sfvrsn=36fbc12e_1

[22]	https://www.wsg.gov.sg/docs/default-source/content/2_industry-transformation-report_cleaning_final- 2.pdf?sfvrsn=36fbc12e_1

[23]	https://www.nea.gov.sg/our-services/public-cleanliness/cleaning-industry/cleaning-business-licence

Manpower Outsourcing Services

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

[24]	https://core.ac.uk/download/pdf/234627826.pdf

[25]	https://www.straitstimes.com/business/businesses-identify-manpower-and-increased-costs-as-core-challenges-for-2023

[26]	https://sbr.com.sg/information-technology/news/over-6-in-10-companies-plan-reduce-staff-in-2023-economic-recession

[27]	https://stats.mom.gov.sg/iMAS_PdfLibrary/mrsd_2020LaborForce_survey_findings.pdf

[28]	https://stats.mom.gov.sg/iMAS_PdfLibrary/mrsd_2020LaborForce_survey_findings.pdf

[29]	https://tradingeconomics.com/singapore/self-employed-total-percent-of-total-employed-wb-data.html

[30]	https://go.manpowergroup.com/hubfs/Talent%20Shortage%202022/MPG_2022_TS_Infographic-Singapore.pdf

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

Impairment assessment on goodwill and intangible assets

The impairment assessment of goodwill and intangible assets require significant management judgment and is therefore considered a critical accounting estimate. Key judgments include the identification of cash-generating units (“CGUs”), the allocation of goodwill, and the determination of recoverable amounts.

Intangible assets comprise goodwill, certain acquired customer relationships and software under development. Goodwill and intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment. Definite life intangible assets are amortized over their useful life on a straight-line basis, with customer-related intangibles amortized over 10 years. Software under development is not amortized until available for use and is assessed for impairment at least annually and whenever there is an indication of impairment.

Refer to Note 3.7 for the detailed accounting policy.

For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level which management monitors the business. An impairment loss is recognized if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows – derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognized immediately as an expense and is not subsequently reversed. For assets excluding goodwill, an assessment is made at reporting period end to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognized. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortization) if no impairment loss had been recognized.

The impairment assessments are based on key assumptions, including projected revenue growth, margins, discount rates, and terminal growth rates, which reflect management’s expectations of future performance and market conditions. These estimates involve a high degree of uncertainty. Adverse changes in these assumptions, including weaker operating performance or changes in market conditions, could result in additional impairment charges in future periods.

As of December 31, 2025 and 2024, the Group had goodwill, net of accumulated impairment, of $5,808,574 and nil, respectively. During the year ended December 31, 2025, the Group recognized a goodwill impairment loss of $5,551,429 related to the Transocean CGU.

The recoverable amount of the Transocean CGU was determined based on fair value less costs of disposal, which exceeded its value in use and was therefore adopted. As of the most recent impairment test, the carrying amount of the Transocean CGU, including goodwill, was $10,792,483, compared to a recoverable amount of $4,933,322. Accordingly, the recoverable amount was significantly lower than the carrying amount, resulting in an impairment charge.

In accordance with the allocation requirements under IAS 36 Impairment of Assets, the impairment loss was first allocated to goodwill, with the remaining amount of $307,732 allocated to other assets within the CGU, including net investment in lease. As the net investment in lease represents a financial asset, the related impairment loss was recognized in profit or loss in accordance with IFRS 9 Financial Instruments.

For the year ended December 31, 2025, the Group identified certain impairment indicators and perform the impairment testing. The recoverable amount of the software under development was assessed at $1,697,000. The Group recorded an impairment loss of approximately $4,063,000 for the year ended December 31, 2025, which was recorded as “impairment loss on intangible assets” in the consolidated statements of profit or loss and other comprehensive (loss)/income.

Business combination

The Group have completed seven business combinations during the year ended December 31, 2025, which applied IFRS 3, Business Combination and was accounted for using an acquisition method when the acquired activities and assets meet the definition of a business and control is transferred to the Group.

Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill.

The Group assesses whether the Group has correctly identified all the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that assessment. The Group then review the procedures used to measure the amounts this IFRS requires to be recognized at the acquisition date for all the following:

a)	the identifiable assets acquired, and liabilities assumed;

b)the	non-controlling interest in the acquiree, if any;

c)	for a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree; and

d)	the consideration transferred.

The Group has allocated the purchase price of the acquirees based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Group has appointed an independent third-party qualified appraiser to estimate the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the IAS using the fair value approach of the income approach and market approach.

The Group made several assumptions regarding the fair value of the customer relationships identified and the investment property. Below is an analysis of the methodologies used and the key assumptions and judgments applied for each category of asset.

1.	Customer relationships

In terms of customer relationships, the multi-period excess earnings method was adopted. This approach estimates the fair value based on the present value of incremental after-tax cash flows attributable to the customer relationships after contributory asset charges. The key inputs include projected revenue from existing customers, customer attrition rates and discount rates.

2.	Investment property

In terms of investment property, the market approach was adopted. This approach determines the fair value with reference to recent transactions of comparable properties, adjusted for differences in location, size, condition, lease terms and occupancy rates. The key inputs include market prices of comparable properties.

These fair value assumptions involve significant estimation uncertainty. In 2025, the Group initially recognized goodwill of US$11,360,003, investment property of US$2,379,879 and customer relationship of US$3,623,497. Reasonably possible changes in the key assumptions could result in the changes of the initial recognition of goodwill, investment property and customer relationship that would further impact the Group’s financial condition and results of operations through impairment assessment of goodwill, investment property and customer relationship, change in fair value of investment property and amortization of customer relationship.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2026 and earlier application is permitted. However, we have not early adopted the new or amended standards in preparing these consolidated financial statements. Based on an initial assessment, the following new and amended standards are not expected to have a significant impact on our consolidated financial statements.

●	Classification and Measurement of Financial Instruments-Amendments to IFRS 9 and IFRS 7

●	Contracts referencing Nature-dependent Electricity-Amendments to IFRS 9 and IFRS 7

●	Annual Improvements to IFRS Accounting Standards-Volume 11

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	IFRS 19 Subsidiaries without Public Accountability Disclosures

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements for the years ended and as of December 31, 2025, 2024 and 2023, we identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

Name	Age	Title
Fu Xiaowei	41	Chairman, Chief Executive Officer and Executive Director
Zhang Fan	40	Business Development Director and Executive Director
Jason Phua Zhi Yong	38	Chief Financial Officer
Rachel Xu Lin Pu	42	Chief Human Resource Officer
Teng Sin Ken	35	Chief Information Officer

Independent Directors

Name	Age	Title
Lim Kai Ching	53	Independent Director
Ngoh York Chao Nicholas	43	Independent Director
Chan Yongxian	44	Independent Director

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

Independent Director:

Mr. Lim Kai Ching is a seasoned finance professional with a long career spanning corporate finance, private equity, hedge fund operations, audit, and investor relations. He has demonstrated strong expertise in financial management, risk controls, and corporate governance, with leadership roles across both listed companies and investment institutions. Mr. Lim’s experience includes his current role as Executive Director of Uni-Asia Group Limited, a company listed on the SGX Mainboard, where he was previously Group Chief Financial Officer from June 2011 to February 2025. During his tenure, he oversaw finance, SGX compliance, investor relations, risk management, and sustainability initiatives. His earlier career includes roles as Client Relationship Manager at State Street Global Services from February 2009 to May 2011, Financial Controller at Haikui Pte Ltd from April 2008 to January 2009, and Vice President at Uni-Asia Capital (Singapore) Limited from 2007 to 2008, where he managed shipping fund operations and SGX listing matters. From 1999 to 2007, Mr. Lim was a Manager at the Government of Singapore Investment Corporation (GIC), leading accounting teams for private equity and hedge fund subsidiaries and implementing corporate governance frameworks. He began his career at Price Waterhouse Singapore as an Audit Assistant from 1997 to 1999, serving multinational and listed companies across various industries. Mr. Lim holds a Bachelor of Accountancy (Honours) from Nanyang Technological University (1997). He is a Chartered Accountant (Singapore), a member of the Institute of Singapore Chartered Accountants (ISCA) with an ISCA Sustainability Certification, and an Accredited Director of the Singapore Institute of Directors..

Mr. Ngoh York Chao Nicholas is a Singapore-qualified lawyer by training and board-accredited director with over 15 years of experience in litigation, regulatory enforcement, and corporate governance. His expertise spans financial crime prosecution, corporate advisory, risk management, and sustainability, and he has advised SGX-listed companies and boards on governance, compliance, and strategy. Since 2019, Mr. Ngoh has served as an Independent Director of Sakae Holdings Ltd., where he is Chairman of the Nominating Committee, and a member of both the Audit and Remuneration Committees. From 2018 to 2023, he was Principal Legal Counsel and Director at the Singapore Manufacturing Federation (SMF), overseeing corporate and legal affairs, data protection, and regulatory initiatives while representing SMF on national committees including the National Environment Agency’s Waste Management Sectoral Tripartite Committee and the Workplace Safety & Health Council’s Engagement & Outreach Committee. Earlier in his career, Mr. Ngoh held senior regulatory and enforcement roles. He was Assistant Director at the Accounting and Corporate Regulatory Authority (ACRA) from 2014 to 2018, where he revised AML/CFT regulations, led enforcement actions, and prosecuted landmark fraud cases. From 2008 to 2014, he served as Deputy Public Prosecutor and State Counsel with the Attorney-General’s Chambers (AGC) and Senior Prosecuting Officer with the Ministry of Manpower (MOM), specialising in financial crime, corruption, and workplace safety prosecutions, while mentoring investigators and junior prosecutors. Mr. Ngoh holds a Bachelor of Laws (LLB Hons.) from the University of Southampton, United Kingdom, and was admitted to the Singapore Bar in 2016. He is a Senior Accredited Director of the Singapore Institute of Directors and a Certified Personal Data Protection Practitioner.

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

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately $521,801 in cash to our Executive Directors and Executive Officers. For the fiscal year ended December 31, 2024, we paid an aggregate of approximately $684,902 in cash to our Executive Directors and Executive Officers. For the fiscal year ended December 31, 2023, we paid an aggregate of approximately $449,068 in cash to our Executive Directors and Executive Officers.

Employee Share Incentive Plan

As of the date of this annual report, we issued an aggregate of 6,500,000 Class A Ordinary Shares under the Company’s 2025 Share Inventive Plan, an aggregate of 3,500,000 Class A Ordinary Shares under the Company’s 2024 Share Inventive Plan, and an aggregate of 3,300,000 Class A Ordinary Shares under the Company’s 2023 Share Inventive Plan to certain employees, executive and consultants. As of the date of this annual report, we issued an aggregate of 11,605,250 total shares to the employee of the Company as compensation for their continued service in the Company. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

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

Under the independent directors Nominee’s Agreements, the initial aggregate annual salary that is payable to our independent director is US$ 18,000 to Mr. Chan Yong Xian, Mr. Ngoh York Chao Nicholas, and Mr. Lim Kai Ching in cash respectively.

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

Audit committee

Mr. Chan Yong Xian, Mr. Ngoh York Chao Nicholas, and Mr. Lim Kai Ching serves on the audit committee, which is chaired by Chan Yong Xian. Our board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Chan Yong Xian as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation committee

Mr. Chan Yong Xian, Mr. Ngoh York Chao Nicholas, and Mr. Lim Kai Ching serves on the compensation committee, which is chaired by Mr. Lim Kai Ching. Our board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market. The compensation committee’s responsibilities include:

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

Nomination committee

Mr. Chan Yong Xian, Mr. Ngoh York Chao Nicholas, and Mr. Lim Kai Ching serve on the nomination committee, which is chaired by Mr. Ngoh York Chao Nicholas. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

6.D. Employees

We employed total 1,146 persons, 691 persons, and 789 persons as of December 31, 2025, 31 December 2024 and 31 December 2023 respectively. Our employees are not covered by collective bargaining agreements.

	Hong Ye	YY Circle	YY Circle	YY Smart Tech	Mediaplus Venture Group	Property Facility Services	Uniforce Security Services	Pest Fighter	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle
Time Period	(SG)	(SG)	(MY)	(SG)	(SG)	(SG)	(SG)	(SG)	(VN)	(Perth)	(AU)	(UAE)	(UK)	(HK)	(TH)	(NL)	(GER)	Total
December 31, 2025	878	10	10	20	14	71	120	7	1	1	-	3	1	2	6	1	1	1,146
December 31, 2024	662	13	10	-	-	-	-	-	1	-	1	2	1	-	-	1	-	691
December 31, 2023	770	10	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	789

The following table sets forth the breakdown of our employees by activity as of December 31, 2025:

	As of December 31, 2025
Function	Hong Ye	YY Circle	YY Circle	YY Smart Tech	Mediaplus Venture Group	Property Facility Services	Uniforce Security Services	Pest Fighter	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle	YY Circle
Singapore / Overseas	(SG)	(SG)	(MY)	(SG)	(SG)	(SG)	(SG)	(SG)	(VN)	(Perth)	(UAE)	(UK)	(HK)	(TH)	(NL)	(GER)	Total
Management	4	2	1	2	1	1	3			1	1	1	2	1	1	1	22
Finance	8	3	1						1					1			14
Human Resource	13				1		2				1						17
IT	3																3
Sales & Marketing				1	9												10
Business Development	1																1
Hotel & F&B Operations	6	4	8			1											19
Admin				1										3			4
Operations
Cleaning Management	22																22
Cleaning Operations	436					21											457
Cleaning Operations Part Timer	358																358
Housekeeping	27																27
Outsource / Contract		1															1
Consultant						1		1									2
Team Manager						3											3
Facility Management						6											6
MCST Operations						38											38
Project Management					3												3
Operations Manager														1			1
Concierge							1										1
Operations							5	6			1						12
Security							103										103
Security Part-Timer							6										6
IT Operations
Business Operations				1													1
ATSOC				8													8
Devops				1													1
GRC				4													4
ITAC				2													2
Total	878	10	10	20	14	71	120	7	1	1	3	1	2	6	1	1	1,146

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

The number and percentage of Class A Shares and Class B Shares beneficially owned as of December 31, 2025 are based on 1,361,726 (68,086,178 prior to 50-for-1 reverse share split) Class A Ordinary Shares outstanding and 5,000,000 Class B Shares with no par value per share issued and outstanding as of the date of this annual report.

The Class B shares are not transferrable, and no Class B share may be transferred by a shareholder to any person at any time, save where such transfer is made (i) pursuant to any share surrender, repurchase or redemption or (ii) by the personal representative of a deceased shareholder, in each case in accordance with the Amended and Restated Memorandum of Association. The Class B shares have no right to any share in the dividend paid by the company and no right to any share in the distribution of the surplus   assets of the Company on its liquidation. Holders of Class A Shares will be entitled to one (1) vote per share. Holders of Class B Shares will be entitled to Five Hundred (500) votes per share.  Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A or Class B Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Shares and Class B Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Shares and Class B Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Shares and Class B Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051.

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Ownership of Class A Shares(2)	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)
Directors and Named Executive Officers:
Fu Xiaowei	290,660	21.345%	5,000,000	100.00%	99.96%
Zhang Fan	276,990	20.341%	-	-	0.01%
Phua Zhi Yong	25,000	1.836%	-	-	-
Xu Lin Pu	25,000	1.836%	-	-	-
Teng Sin Ken	-	-	-	-	-
Chan Yongxian	200	0.015%	-	-	-
5% or Greater Shareholders:
Yeo Khee Seng Benny	90,000	6.609%	-	-	-
Teo Shao Wei	78,000	5.728%	-	-	-

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 1,361,726 (68,086,178 prior to 50-for-1 reverse share split) Class A ordinary Shares outstanding and 5,000,000 Class B Shares issued and outstanding as of December 31, 2025. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to Five Hundred (500) votes per share.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2025.

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

Fu Xiaowei’s loan balance increased significantly from nil as of December 31, 2023 to $207,636 as of December 31, 2024 and payment on behalf of the Company by Fu Xiaowei increased slightly from $59,559 as of December 31, 2023 to $64,854 as of December 31, 2024. Zhang Fan’s rental payable balance dropped from $2,654 as of December 31, 2023 to nil as of December 31, 2024, indicating full settlement. For Sea Builder Private Limited saw the payable related to services increased from $5,308 as of December 31, 2023 to $29,773 as of December 31, 2024 while having prepayment to a related party rise from nil as of December 31, 2023 to $353,245 in 2024 which offset by $32,603 payment made. Lastly, The Company’s receivable from Horti and Pest Private Limited, a related party, increased from $31,298 as of December 31, 2023, to $65,285 as of December 31, 2024, in respect of services rendered. Additionally, the Company recorded a payable balance of $4,995 to Horti and Pest Private Limited. These changes reflect settlements and ongoing adjustments in related party transactions.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2025, and 2024:

Name of Companies/ Related Parties	Nature of transactions	December 31, 2025	December 31, 2024
		USD	USD
Fu Xiaowei(1)	(Repayment from)/Loan to a shareholder	(245,962)	(207,636)
	Interest paid by shareholder on behalf of Company	(245,111)	(64,854)

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

8. B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9. A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9. B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9. C. Markets

Our Class A Shares are listed on the Nasdaq Capital Market under the symbol “YYGH.”

9. D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9. E. Dilution

Not applicable for annual reports on Form 20-F.

9. F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10. A. Share capital

Not applicable for annual reports on Form 20-F.

10. B. Memorandum and articles of association

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

Subject to the Company’s Amended and Restated Memorandum and Articles of Association, each Class B Share confers on the holder the right to Five Hundred (500) votes per share at a meeting of the shareholders or on any resolution of shareholders.

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

10. C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10. D. Exchange controls

The British Virgin Islands and Singapore currently have no exchange control regulations or currency restrictions.

10. E. Taxation

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

10. F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10. G. Statement by experts

Not applicable for annual reports on Form 20-F.

10. H. Documents on display

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

10. I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company – C. Organizational Structure.”

10. J. Annual Report to Security Holders.

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

Item 12. Description of Securities Other than Equity Securities

12. A. Debt Securities

Not applicable.

12. B. Warrants and Rights

Not applicable.

12. C. Other Securities

Not applicable.

12. D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14. A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14. E. Use of Proceeds

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective as our management has identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: 1) The Company is currently understaffed in accounting personnel with the specialized experience required to address complex technical accounting matters in accordance with IFRS and SEC requirements. 2) The Company did not maintain proper internal controls in following ITGC areas: segregation of duty in the change management, login access as well as service organization monitoring.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses identified in our internal control over financial reporting as described above.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Chan Yong Xian, Mr. Lim Kai Ching, and Mr. Ngoh York Chao Nicholas serve on the audit committee, which is chaired by Chan Yong Xian. Our board of Directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Chan Yong Xian as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included in this annual report have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Marcum Asia CPAs LLP is located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001, United States.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for the periods indicated.

	Years Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) – Marcum Asia CPAs LLP	332,000	287,000	426,000
Total	332,000	287,000	426,000

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of YY Group Holding Limited (incorporated by reference to Exhibit 99.1 to our report on Form 6-K (File No. 001-42026), filed with the SEC on January 20, 2026)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Employment Agreement between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.2	Employment Agreement between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.3	Employment Agreement between YY Group Holding Limited and Jason Phua Zhi Yong (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.4	Employment Agreement between YY Group Holding Limited and Rachel Xu Lin Pu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.5	Employment Agreement between YY Group Holding Limited and Teng Sin Ken (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.6	Director Offer Letter between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.7	Director Offer Letter between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.8	Independent Director Offer Letter between YY Group Holding Limited and Chan Yong Xian (incorporated by reference to Exhibit 10.1 to our Form 6-K (File No. 001-42026), filed with the SEC on May 31, 2024)

4.9	Independent Director Offer Letter between YY Group Holding Limited and Mr. Lim Kai Ching (incorporated by reference to Exhibit 10.1 to our Form 6-K (File No. 001-42026), filed with the SEC on October 3, 2025)

4.10	Independent Director Offer Letter between YY Group Holding Limited and Ngoh York Chao Nicholas (incorporated by reference to Exhibit 10.2 to our Form 6-K (File No. 001-42026), filed with the SEC on October 3, 2025)

4.11	Consulting Agreement dated November 3, 2023, between V Capital Quantum Sdn Bhd and YY Circle (SG) Private Limited (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.12	Agreement between Hong Ye (SG) and Orchard Turn Retail Investment Pte Ltd dated October 10, 2023 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.13	The 2024 YYGH Share Incentive Plan (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on January 17, 2025)

4.14	The 2023 YYGH Share Incentive Plan (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.15	The 2025 Share Incentive Plan of YY Group Holding Limited (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on November 28, 2025)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YY Group Holding Limited

By:	/s/ Fu Xiaowei
Name:	Fu Xiaowei
Title:	Chairman, Chief Executive Officer and Executive Director

Date: April 21, 2026

YY Group Holding Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of YY Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of YY Group Holding Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

April 21, 2026

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2025	December 31, 2024
		USD	USD
Assets
Current assets:
Cash	4	1,511,760	836,907
Trade receivables, net	5	12,138,342	8,215,687
Prepayment and other current assets	6	1,251,794	3,908,912
Amount due from related parties	23	501,637	451,133
Total current assets		15,403,533	13,412,639

Non-current assets:
Right-of-use assets	7	1,463,494	1,219,476
Intangible assets, net	9	5,174,257	-
Investment properties	11	2,445,292	-
Net investment in lease	12	2,970,685	-
Property and equipment, net	13	527,092	326,756
Prepayment and other non-current assets	6	422,849	374,860
Goodwill	8	5,808,574	-
Deferred tax assets	21	125,825	35,661
Total non-current assets		18,938,068	1,956,753

Total assets		34,341,601	15,369,392

Currents liabilities:
Trade and other payables	14	10,837,525	4,223,113
Amount due to related parties	23	503,007	307,258
Lease liabilities, current	15	429,634	226,707
Loans and borrowings, current	15	5,375,362	3,202,614
Total current liabilities		17,145,528	7,959,692

Non-current liabilities:
Loans and borrowings, non-current	15	627,526	144,365
Warrants liabilities	15	1,213,340	46,518
Deferred tax liabilities	21	645,722	38,363
Lease liabilities, non-current	15	1,099,767	985,879
Total non-current liabilities		3,586,355	1,215,125
Total liabilities		20,731,883	9,174,817

Equity
Share capital*	16	24,825,837	5,280,406
Reserves	16	11,182,357	5,162,803
Accumulated deficit		(25,711,110)	(4,291,968)
Equity attributable to owners of the Company		10,297,084	6,151,241

Non-controlling interests		3,312,634	43,334
Total equity		13,609,718	6,194,575

Total liabilities and equity		34,341,601	15,369,392

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME

		Year ended December 31,
	Note	2025	2024	2023
		USD	USD	USD
Revenue	18	57,245,167	41,103,389	31,772,286
Cost of revenue	19	(49,347,666)	(35,844,936)	(28,120,506)
Gross profit		7,897,501	5,258,453	3,651,780

Other income	19	1,169,718	1,700,512	1,830,899
Selling and marketing expenses	19	(2,731,035)	(710,210)	(191,582)
General and administrative expenses	19	(19,679,803)	(10,389,710)	(3,846,367)
Impairment loss on intangible asset	9	(4,063,000)	-	-
Impairment loss on goodwill	9	(5,551,429)	-	-
Change in fair value of warrant liability	15	2,383,178	38,363	-
Change in fair value of investment property	11	38,296	-	-
Other expenses	19	(57,201)	(34,557)	(27,781)
Operating (loss)/profit		(20,593,775)	(4,137,149)	1,416,949

Finance cost	20	(1,028,787)	(431,435)	(328,610)
(Loss)/Profit before tax		(21,622,562)	(4,568,584)	1,088,339
Income tax expenses	21	38,764	(275,914)	(224,302)
(Loss)/Profit for the year		(21,583,798)	(4,844,498)	864,037
Other comprehensive income
Foreign currency translation differences - foreign operations		453,608	201,414	7,301
Total comprehensive (loss)/income for the year		(21,130,190)	(4,643,084)	871,338

(Loss)/Profit attributable to:
Equity owners of the Company		(21,419,142)	(4,837,765)	852,334
Non-controlling interests		(164,656)	(6,733)	11,703
(Loss)/Profit for the year		(21,583,798)	(4,844,498)	864,037

Total comprehensive (loss)/income attributable to:
Equity owners of the Company		(20,961,903)	(4,637,369)	859,763
Non-controlling interests		(168,287)	(5,715)	11,575
Total comprehensive (loss)/income for the year		(21,130,190)	(4,643,084)	871,338

Basic (loss)/earnings per share*	17	(21.98)	(7.16)	1.13
Diluted (loss)/earnings per share*	17	(21.98)	(7.16)	1.13

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization. Further, the Class A ordinary shares are presented on a retroactive basis to reflect the Company’s reverse share split of 1-for-50 on March 23, 2026 (Note 26)

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Treasury shares	Other reserve	Foreign currency translation reserve	Equity component of convertible loan	Retained earnings/ (Accumulated deficit)	Total	Non- controlling interest	Total equity
	USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2023	1,228,037	-	-	13,238	7,587	(306,537)	942,325	(676)	941,649
Comprehensive income/(loss) for the year
Profit for the year	-	-	-	-	-	852,334	852,334	11,703	864,037
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations	-	-	-	7,429	-	-	7,429	(128)	7,301
Total comprehensive income for the year	-	-	-	7,429	-	852,334	859,763	11,575	871,338
Transactions with owners of the Company
Conversion of convertible notes	736,113	-	-	-	(7,587)	-	728,526	-	728,526
Issuance of convertible notes	1,600,000	-	-	-	-	-	1,600,000	-	1,600,000
Transactions with owners of the Company	2,336,113	-	-	-	(7,587)	-	2,328,526	-	2,328,526
Balance at December 31, 2023	3,564,150	-	-	20,667	-	545,797	4,130,614	10,899	4,141,513
Comprehensive income/(loss) for the year
Loss for the year	-	-	-	-	-	(4,837,765)	(4,837,765)	(6,733)	(4,844,498)
Other comprehensive income
Exchange differences on translation of foreign operations	-	-	-	200,396	-	-	200,396	1,018	201,414
Total comprehensive income/(loss) for the year	-	-	-	200,396	-	(4,837,765)	(4,637,369)	(5,715)	(4,643,084)
Transactions with owners of the Company
Issue of ordinary shares	4,500,000	-	-	-	-	-	4,500,000	-	4,500,000
Offering costs	(2,783,744)	-	-	-	-	-	(2,783,744)	-	(2,783,744)
Establishment of a non-wholly owned subsidiary	-	-	-	-	-	-	-	38,150	38,150
Share-based compensation	-	-	6,239,990	-	-	-	6,239,990	-	6,239,990
Shares repurchase	-	(1,298,250)	-	-	-	-	(1,298,250)	-	(1,298,250)
Transactions with owners of the Company	1,716,256	(1,298,250)	6,239,990	-	-	-	6,657,996	38,150	6,696,146
Balance at December 31, 2024	5,280,406	(1,298,250)	6,239,990	221,063	-	(4,291,968)	6,151,241	43,334	6,194,575
Comprehensive income/(loss) for the year
Loss for the year	-	-	-	-	-	(21,419,142)	(21,419,142)	(164,656)	(21,583,798)
Other comprehensive income
Exchange differences on translation of foreign operations	-	-	-	457,239	-	-	457,239	(3,631)	453,608
Total comprehensive income/(loss) for the year	-	-	-	457,239	-	(21,419,142)	(20,961,903)	(168,287)	(21,130,190)
Dividend declared to NCI	-	-	-	-	-	-	-	(88,611)	(88,611)
Transactions with owners of the Company
Issue of ordinary shares for business combination	13,376,000	-	-	-	-	-	13,376,000	3,525,616	16,901,616
Issue of ordinary shares for assets acquisition	5,760,000	-	-	-	-	-	5,760,000	-	5,760,000
Transfer shares from treasury shares for business combination	11,819	6,560	-	-	-	-	18,379	-	18,379
Transfer shares from treasury shares for service fee	13,424	39,355	-	-	-	-	52,779	-	52,779
Issue of ordinary shares and warrants in connection with follow-on offering	384,188	-	-	-	-	-	384,188	-	384,188
Equity-settled share-based payments	-	-	5,516,400	-	-	-	5,516,400	-	5,516,400
Transactions with owners of the Company	19,545,431	45,914	5,516,400	-	-	-	25,107,745	3,525,616	28,633,361
Capital contribution from NCI	-	-	-	-	-	-	-	582	582
Balance at December 31, 2025	24,825,837	(1,252,336)	11,756,390	678,302	-	(25,711,110)	10,297,084	3,312,634	13,609,718

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	USD	USD	USD
Cash flows from operating activities
(Loss)/Profit for the year	(21,583,798)	(4,844,498)	864,037
Adjustments for:
Depreciation of property and equipment (Note 13)	238,861	134,308	122,695
Depreciation of right-of-use assets (Note 7)	456,119	237,209	165,862
Amortization of intangible assets (Note 9)	239,231	-	-
Provision for allowance for credit losses (Note 24)	495,646	63,468	-
Impairment loss of intangible asset (Note 9)	4,063,000	-	-
Impairment loss of goodwill (Note 9)	5,551,429	-	-
Impairment loss of prepayment (Note 6)	750,000	-	-
Impairment loss of net investment in lease (Note 12)	307,732	-	-
Fair value change of warrant liabilities (Note 15)	(2,383,178)	(38,363)	-
Fair value change of investment properties (Note 11)	(38,296)	-	-
Share based compensation (Note 22)	6,597,400	5,158,990	-
Offering costs for the follow-on offering allocated to warrant liabilities	519,187	-	-
Service fees settled by transfer of treasury shares (Note 22)	52,779	-	-
Finance cost (Note 20)	1,028,787	431,435	328,610
Loss on disposal of property and equipment	12,561	-	-
Gain on lease termination	-	-	(860)
Interest income (Note 12)	(16,024)	-	-
Income tax expenses (Note 21)	(38,764)	275,914	224,302
	(3,747,328)	1,418,463	1,704,646
Changes in operating assets and liabilities:
Trade receivables	281,775	(1,151,737)	(1,636,577)
Trade and other payables	754,124	719,915	879,705
Amount due to related parties	142,252	(393,939)	(285,927)
Prepayment and other assets	1,415,283	(1,643,685)	(182,850)
Cash (used in)/provided by operations	(1,153,894)	(1,050,983)	478,997
Interest paid	(578,286)	(312,768)	(308,651)
Income tax paid	(227,023)	(144,292)	(118,638)
Income tax refund	461	6,163	-
Net cash (used in)/provided by operating activities	(1,958,742)	(1,501,880)	51,708

Investing activities
Purchase of property and equipment (Note 13)	(379,227)	(101,245)	(224,185)
Receipt of principal portion of finance lease receivable	39,530	-	-
Acquisition of subsidiaries, net cash acquired	394,734	-	-
Net cash provided by (used in) investing activities	55,037	(101,245)	(224,185)

Financing activities
Issuance of Class A ordinary shares in connection with IPO	-	3,922,650	-
Payment of repurchase of Class A ordinary shares	-	(1,012,458)	-
Dividends paid to non-controlling interests	(88,611)	-	-
Issue of ordinary shares and warrants in connection with follow-on offering	3,415,001	-	-
Prepaid deposit for fundraising	-	(1,000,000)	-
Proceeds from guaranteed bank and financial institution loans	870,883	448,442	931,862
Repayment (to)/from a shareholder’s loan	(1,312,489)	(178,146)	1,852,945
Loan from a third party	-	485,812	-
Loan from a shareholder	1,338,065	389,248	-
Loan to a shareholder	-	-	(1,146,464)
Payment of lease liabilities	(522,525)	(269,292)	(178,040)
Payment of deferred IPO costs	-	-	(439,513)
Repayment of guaranteed bank loans	(1,169,783)	(707,046)	(550,426)
Net cash provided by financing activities	2,530,541	2,079,210	470,364
Effect of foreign exchange of cash	48,017	(106,413)	8,326
Net increase in cash	674,853	369,672	306,213
Cash balances at beginning of year	836,907	467,235	161,022
Cash balances at end of year (Note 4)	1,511,760	836,907	467,235

See accompanying notes to consolidated financial statements.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements were authorized for issue by the Chief Executive Officer on April 21, 2026.

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

The Company is principally engaged in the following activities:

(a)	Integrated Facility Management (“IFM”) services – A data-and technology-driven business focused on delivering enterprise intelligent labor-matching solutions, smart cleaning services, property management, private security, and pest control services, with its core operations based in Singapore.

(b)	Manpower outsourcing services – The Group provides enterprise manpower outsourcing service across multiple countries, including Singapore, Malaysia, Hong Kong, Thailand, Vietnam, the United Kingdom, the Netherlands, Germany, the United Arab Emirates, and Australia, supporting clients with scalable and efficient workforce solutions.

(c)	Other services – Provision of web design and development, as well as digital marketing services, to support clients in enhancing their digital presence and business growth.

-	Reorganization under the Company

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

As of December 31, 2025, the Company’s subsidiaries were as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Private Limited	June 13, 2019	Singapore	100%	Manpower contracting services
Hong Ye Group Pte. Ltd.	December 28, 2010	Singapore	100%	Employment agencies and general cleaning services
YY Circle Sdn. Bhd.	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn. Bhd.	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (AU) Pty Ltd	June 14, 2023	Australia	95%	Employment placement and recruitment services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and employment service activities
YY Circle (Cambodia) Co., Ltd.*	July 9, 2024	Cambodia	50%	Manpower contracting services
YYCircle Human Resources Consultancies L.L.C CO. L.L.C	July 15, 2024	UAE	95%	Manpower contracting services
YY Circle (Korea) Ltd.	July 29, 2024	Korea	95%	Manpower contracting services
Mediaplus Limited	July 29, 2024	BVI	100%	Information technology consultancy (Except cybersecurity)
YY Circle UK Ltd	August 3, 2024	UK	95%	Manpower contracting services
YY Circle (Perth) Pty Ltd	October 15, 2024	Australia	95%	Manpower contracting services
YY Smart Tech Pte. Ltd.	December 2, 2024	Singapore	80%	Development of software and applications and applications (Except games and cybersecurity)
YY Circle Netherlands B.V.	December 18, 2024	Netherlands	95%	Manpower contracting services
YY Circle GmbH	January 21, 2025	Germany	95%	Manpower contracting services
Mediaplus Venture Group Pte. Ltd.	August 12, 2024	Singapore	54%	Holding company
Mediaplus Digital Pte. Ltd.	November 1, 2013	Singapore	54%	IT consultancy and development of software and applications.
Mplus Elite Pte. Ltd.	May 16, 2015	Singapore	54%	Advertising activities and development of software and applications.
M Synergates Pte. Ltd.	June 26, 2020	Singapore	54%	IT consultancy and hosting services by non-data centres
Mediaplus Digital Sdn. Bhd.	November 16, 2021	Malaysia	54%	Consultancy services in public relation and communications and wholesales of a variety of goods without any particular specialization and web portals.
Property Facility Services Pte. Ltd.	March 13, 2007	Singapore	100%	Residential, commercial and industrial real estate management and general cleaning services except household cleaning and outline marketplaces.
YY Circle (HK) Pte Limited	October 26, 2022	Hongkong	90%	Manpower contracting services
YY Circle (Thailand) Company Limited **	April 5, 2023	Thailand	49%	Manpower contracting services
YY Holding (Thailand) Co. Ltd	May 9, 2025	Thailand	99%	Holding Company
Uniforce Security Services Pte. Ltd.	May 12, 2017	Singapore	100%	Private security activities
Transocean Oil Pte. Ltd.	March 18, 2003	Singapore	53%	Other holding companies
24IFM Pte. Ltd.	August 18, 2021	Singapore	100%	Publishing of software/ applications and IT consultancy
Pest Fighter Pte. Ltd.	August 13, 1994	Singapore	100%	Pest control services and freight transport by road
YYCircle For Hospitality Services L.L.C	October 15, 2025	United Arab Emirates	100%	Hospitality services
Talent Management Holding Limited	December 31, 2025	Hong Kong	100%	Financial service activities, including investment and Holding Companies, and the activities of trusts, funds and similar financial entities

*	There is only one sole director who is assigned by YY Circle (SG) Pte. Ltd. Therefore, the Company has the control right over YY Circle (Cambodia) Co Ltd.

**	The Group holds a 48.5% equity interest in YY Circle (Thailand) Company Limited through YY Holding (Thailand) Co. Ltd in compliance with local regulations. Notwithstanding this, the Group holds the majority of voting rights and exercises control over the Company, which is therefore accounted for as a subsidiary.

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

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

The Group prepared the consolidated financial statements that comply with IFRS applicable as of December 31, 2025 together with the comparative period data for the years ended December 31, 2024 and 2023, as described in the summary of significant accounting policies.

2.2	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except as otherwise indicated in the accounting policies.

2.3	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD” or “US$” or “$”), which is the Company’s functional currency.

2.4	Use of estimates and judgments

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

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Note 3.7 – Impairment Assessment on Goodwill and Intangible Assets;

●	Note 3.12 – Revenue recognition;

●	Note 3.13 – Business combination;

●	Note 3.4 – Compound financial instruments;

●	Note 3.22 – Warrant liabilities;

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

●	Note 3.13 – Business Combination; and

●	Note 3.7– Impairment Assessment on Goodwill and Intangible Assets.

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

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting year during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 3.4 – Compound financial instruments

●	Note 3.5 – Share-based payment to employees and non-employees

●	Note 3.13 – Business Combination

●	Note 3.7 – Goodwill and intangible assets

●	Note 3.22 – Warrant liabilities

●	Note 3.8 – Investment properties

3	SIGNIFICANT ACCOUNTING POLICIES

The Group has consistently applied the following accounting policies to all years presented in these consolidated financial statements.

3.1	Basis of consolidation

(a)	Subsidiaries

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

3.2	New standards, amendments to existing standards and annual improvements

(a)	New and amended IFRS Accounting Standards that are effective

The IASB has issued the following amendments to IFRSs that are first effective for the year ended December 31, 2025 of the Group:

●	Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability

(b)	New and revised IFRS Accounting Standards in issue but not yet effective

●	Classification and Measurement of Financial Instruments-Amendments to IFRS 9 and IFRS 7

●	Contracts referencing Nature-dependent Electricity-Amendments to IFRS 9 and IFRS 7

●	Annual Improvements to IFRS Accounting Standards-Volume 11

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	IFRS 19 Subsidiaries without Public Accountability Disclosures

●	The Effects of Changes in Foreign Exchange Rates-Amendments to IAS 21

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period as set out in Note 3.2 (b).

3.3	Foreign currency

i)	Foreign currency transactions

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

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Period-end SGD: US$1 exchange rate	1.2841	1.3603	1.3186
Period-end MYR: US$1 exchange rate*	4.0572	4.4703	4.5912
Period-end AUD: US$1 exchange rate*	1.4937	1.6094	-
Period-end VND: US$1 exchange rate*	26302.7448	25497.6570	-
Period-end GBP: US$1 exchange rate*	0.7428	0.7967	-
Period-end AED: US$1 exchange rate*	3.6731	3.6725	-
Period-end KRW: US$1 exchange rate*	1441.1897	1473.7811	-
Period-end THB: US$1 exchange rate**	31.4715	-	-
Period-end HKD: US$1 exchange rate**	7.7824	-	-
Period-end EUR: US$1 exchange rate**	0.8517	-	-

	For year ended December 31, 2025	For year ended December 31, 2024	For year ended December 31, 2023
Period-average SGD: US$1 exchange rate	1.3056	1.3380	1.3414
Period-average MYR: US$1 exchange rate*	4.2621	4.5563	4.5617
Period-average AUD: US$1 exchange rate*	1.5503	1.5211	-
Period-average VND: US$1 exchange rate*	26011.3227	25084.5233	-
Period-average GBP: US$1 exchange rate*	0.7572	0.7819	-
Period-average AED: US$1 exchange rate*	3.6730	3.6730	-
Period-average KRW: US$1 exchange rate*	1421.4662	1368.5305	-
Period-average THB: US$1 exchange rate**	32.8127	-	-
Period-average HKD: US$1 exchange rate**	7.7959	-	-
Period-average EUR: US$1 exchange rate**	0.8850	-	-

*	Other currencies are relevant as of December 31, 2024, due to the establishment of subsidiaries in the region, with no subsidiaries in AUD, VND, GBP, AED and KRW prior to January 1, 2024.

**	Other currencies are relevant as of December 31, 2025, due to the establishment of subsidiaries in the region, with no subsidiaries in THB, HKD and EUR prior to January 1, 2025.

ii)	Foreign operations

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

3.4	Financial instruments

i)	Recognition and initial measurement

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

3.5	Share-based payments to employees and non-employees

Non-employees

The Group recognizes share-based payments to non-employees as an expense in the consolidated statements of profit or loss and other comprehensive (loss)/income. The expense is recognized over the period during which the goods or services are received from the non-employee. In equity-settled share-based compensation transactions with non-employee, goods are recognized when they are obtained and services are recognized when they are received. If the goods or services do not qualify for recognition as assets, then they are expensed.

For transactions measured by reference to the fair value of the equity instruments granted, the Group measures the fair value of equity instruments granted at the measurement date, based on market prices if available, taking into account the terms and conditions upon which those equity instruments were granted. In rare cases, the Group may be unable to estimate reliably the fair value of the equity instruments granted at the measurement date, instead, the Group may choose to i) measure the equity instruments at their intrinsic value, initially at the date the Group obtains the goods or the counterparty renders service and subsequently at the end of each reporting period and at the date of final settlement, with any change in intrinsic value recognized in the consolidated statements of profit or loss and other comprehensive (loss)/income or ii) recognize the goods or services received based on the number of equity instruments that ultimately vest or (where applicable) are ultimately exercised.

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

3.6	Expected credit losses for the non-derivative financial assets

i)	Non-derivative financial assets

The Group recognizes allowances for expected credit loss on non-derivative financial assets measured at amortized cost.

Allowances are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.

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

3.7	Impairment assessment on goodwill and intangible assets

Intangible assets comprise goodwill, certain acquired customer relationships and software under development.

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Customer relationships acquired as part of acquisitions of businesses are capitalized separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment.

Definite life intangible assets are amortized over their useful life. Amortization is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

●	Customer-related intangibles – 10 years

For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level which management monitors the business. An impairment loss is recognized if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows – derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognized immediately as an expense and is not subsequently reversed. For assets excluding goodwill, an assessment is made at reporting period end to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognized. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortization) if no impairment loss had been recognized.

●	Software under development

Software under development represents directly attributable costs incurred to develop or implement software that is not yet available for use. Such costs are capitalized as intangible assets when the recognition criteria are met and are not amortized until the software is available for use. Software under development is assessed for impairment at least annually and whenever there is an indication of impairment.

3.8	Investment Property

Investment properties are properties held to earn rental income, for capital appreciation, or for both, rather than for use in the production or supply of goods or services, for administrative purposes, or for sale in the ordinary course of business. Investment property includes land, buildings, and property held under lease arrangements that meet the definition of an investment property in accordance with IAS40 – Investment Property.

Investment properties are initially measured at cost and subsequently at fair value with any change therein recognized in profit or loss. The key assumption in valuation of the fair value of the investment properties is the price per square foot under direct comparison method. (Note 11).

An investment property is derecognized when it is either disposed of or permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising from derecognition, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the period of derecognition.

Rental income from investment property is recognized as other revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of lease.

3.9	Property and equipment

(i)	Recognition and measurement

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

●	any other costs directly attributable to bringing the assets to a working condition for their intended use; and

●	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located

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

The estimated useful lives for the current and comparative years are as follows:

Cleaning machinery	3 - 5 years
Computers hardware	1 - 3 years
Furniture and fittings	3 years
Office renovation	3 years
Office equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

3.10	Lease

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

As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying assets. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic lift of the assets.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying assets. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease terms as part of “other services revenue”.

3.11	Employee benefits

i)	Defined contribution plans

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

3.12	Revenue

The Group recognizes revenue as or when it satisfies its performance obligations. The Group earns revenue predominantly from the following services:

Revenue by segment

i)	Integrated Facilities Management (“IFM”)

i.1)	Cleaning services

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

i.2)	Property management services

The Company provides property management services in shopping malls, business office building, or residential apartments to all tenants and property owners. Property management services include cleaning, landscaping, public facilities maintenance and other traditional services. The Company identified property management services as a single performance obligation as the kinds of service in the contract are not capable of being distinct.

The consideration of providing property management services is fixed and agreed in the property management service agreement.

The Company recognizes the property management revenue on a straight-line basis over the terms of the property management agreement, generally over one year period because its customer simultaneously receives and consumes the benefits provided by the Company throughout the performance obligations period.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of December 31, 2025 and 2024, the Company did not have any contract liability.

i.3)	Security guard services

The Company provides security guard services in business office building, or residential apartments to all tenants and property owners. Security guard services include exercising entry and exit control, protecting company properties, emergency, preventing thefts, robberies and vandalism, etc. The Company identified security guard services as a single performance obligation as the kinds of service in the contract are not capable of being distinct.

The consideration of providing security services is based on the incentive payment model works by pegging the monthly pay-outs to the performance score of the security services as stipulated in the contract. The Group has provided security services since 2017 and has long-term cooperation experience with property owners. Thus, the Company has accumulated sufficient experience on monitoring the progress in providing security services and will adjust the estimated consideration on a timely manner. Therefore, there is no significant constraining estimates of variable consideration.

The Group provides security guard services, customers simultaneously receive and consume the benefits and it is determined that the performance obligation is satisfied over time. In addition, since it is determined that customers receive equal benefits over the service periods from the security guard services, revenue from security guard services is recognized on a straight-line method over the service period.

i.4) Pest control services

The Company provides pest control services to customers. Pest control services include pest, vector and termite prevention and elimination, etc. The Company identified pest control services as a single performance obligation as the kinds of service in the contract are not capable of being distinct.

The consideration of providing pest control services is fixed and agreed in the pest control service agreement.

The Group provides pest control services, customers simultaneously receive and consume the benefits and it is determined that the performance obligation is satisfied over time. In addition, since it is determined that customers receive equal benefits over the service periods from the pest control services, revenue from pest control services is recognized on a straight-line method over the service period.

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

Principal versus agent considerations

For the manpower outsourcing services provided, the Group considers itself the principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

●	The Group reserves the right to accept or reject the contracts or orders with the customers without involvement of the casual workers and directs the selected casual workers to provide services to the customers on the Group’s behalf. There is no direct cooperation relationship between the casual workers and the customers. The Group assumes responsibility for receiving and resolving the complaints over the quality of the services. If the casual workers fail to deliver their work and thus affect the Group’s performance obligation to the corporate customers, the Group should bear the loss of the corporate customers for breach of contract on its own, and then independently claim for compensation from casual workers for its loss.

●	The Group has discretion in setting up the price. The involved casual workers are entitled to a fixed services fee agreed upon in advance irrespective of the consideration the Group collects from the customers.

●	The Group bears the credit risk as the Group pays the consideration due to casual workers irrespective of whether the customers have paid the services consideration to the Group.

iii)	Other Services

iii.1)	Web design and development

The Group enters into contracts with corporate customers to provide web design and development services. These services are typically offered as a bundled solution under a single contract scope, including website planning, UI/UX design, backend development, etc,

The Group identify only one performance obligation in these contracts, which is to provide an integrated web design and development services, as the individual promise are highly interrelated and are integrated to deliver a combined output that the customer has contracted for.

The contract consideration is typically based on a fixed fee and payments are due upon completion of specific deliverables or at agreed intervals. The contracts are generally not subject to refund, variable consideration, or cancellation clauses once milestones are met and approved.

Revenue is recognized at a point of time when the performance obligation is satisfied and accepted by the customers.

iii.2)	Digital marketing

The Group enters into contracts with corporate customers to provide digital marketing solutions tailored to the customers’ business operations. These services are typically offered as a bundled solution under a single contract scope, including Search Engine Optimization (“SEO”), Search Engine Marketing(“SEM”), content marketing and etc.

The Group identify only one performance obligation in these contracts, which is to provide a comprehensive digital marketing services, as the individual promise are highly interrelated and are integrated to deliver a combined output that the customer has contracted for.

The contract consideration is typically based on a fixed fee and payments are due upon completion of specific services or at agreed intervals. The contracts are generally not subject to refund, variable consideration, or cancellation clauses once milestones are met and approved.

The customers simultaneously receive and consume the benefits of the performance obligation performed by the Group and it is determined that the performance obligation is satisfied over time. The Group adopts the practice expedient in accordance with IFRS 15.B16, as the Group has a right to consideration from the customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. Given that the Group’s digital marketing service contracts involve billing on a fixed amount per month, revenue is recognized based on the amount the Group is entitled to invoice.

iii.3)	Rental income

In accordance with IFRS 16, operating lease rental income from investment property is recognized as other revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of lease.

The Group’s accounting policies as a lessor in respect of operating lease are set out in Note 3.10 Lease.

3.13	Business combination

The Group accounts for business combinations under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired sett has the ability to produce outputs.

The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The Group measures the non-controlling interest for the business combination in which the Group holds less than 100% of the equity interest in the acquiree at their proportionate interest in the net assets of the acquiree, at the date of acquisition.

The consideration transferred does not include amounts related to the settlement of pre-existing relationship. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instruments is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in the measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

3.14	Government grants

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses are recognized, unless the conditions for receiving the grant are met after the related expenses have been recognized. In this case, the grant is recognized when it becomes receivable.

3.15	Expenses

The main components of the Group’s expenses by functions are as follows:

i)	Cost of revenue comprises expenses directly or indirectly attributable to the Group’s cleaning service and manpower outsourcing services and primarily consists of carrying amount of daily necessities used directly to perform cleaning and related tasks, cleaning staff cost and associated benefits, payments to casual workers where the Group is responsible for manpower services to corporate customers, and payment processing fees.

ii)	Sales and marketing primarily consist of advertising costs, meal and entertainment fee, recruitment expenses and transportation expenses.

iii)	General and administrative expenses primarily consist of compensation costs for executive management and administrative personnel, occupancy and facility costs, administrative fees, professional service fees, depreciation on certain administration assets, fine and allocation of associated corporate costs such as depreciation of right-of-use assets.

3.16	Finance costs

The Group’s finance costs include:

●	interest expenses

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

3.17	Related parties

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

3.18	Income taxes

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

3.19	(Loss)/Earnings per share

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

3.20	Repurchase of Ordinary Shares

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

3.21	Segment reporting

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

3.22	Warrant liabilities

The Group applies significant judgment in determining the appropriate classification and measurement of warrants issued in connection with the Group’s financing activities. Warrants that do not meet the “fixed-for-fixed” equity classification criteria under IAS 32 are classified as warrant liabilities and measured at fair value through profit or loss (“FVTPL”) in accordance with IFRS 9. The fair value of the warrant liabilities is determined using an appropriate valuation technique (e.g., option pricing model) that incorporates significant unobservable inputs and assumptions, including the Group’s share price, expected volatility, risk-free interest rate, expected term, and other relevant contractual features. Changes in these assumptions could have a material impact on the fair value measurement and the related gains or losses recognized in profit or loss.

4	CASH

	As of December 31, 2025	As of December 31, 2024
	USD	USD
Cash at banks	1,511,760	765,099
Cash in transit	-	71,808
Cash in the consolidated statements of financial position	1,511,760	836,907

	2025	2024
	USD	USD
Cash in the consolidated statements of cash flows	1,511,760	836,907

The maximum exposure to credit risk at the end of the reporting period is the book carrying value of cash at banks.

5	TRADE RECEIVABLES, NET

	As of December 31, 2025	As of December 31, 2024
	USD	USD
Trade receivables
Trade receivables from IFM	6,776,366	3,979,175
Trade receivables from manpower outsourcing services	5,219,315	4,298,937
Trade receivables from other services	211,327	-
Trade receivables, gross	12,207,008	8,278,112
Allowance for expected credit losses	(68,666)	(62,425)
Trade receivables, net	12,138,342	8,215,687

i)	Trade receivable

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. No interest is charged on the outstanding balances.

ii)	Transfer of trade receivables

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

For non-notified customers, the Factor remits 75% of the trade receivable balance to the Group and the rate increased to 85% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,200,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further decreased by S$250,000 under Hong Ye Group Pte Ltd. based on the terms of variation with effect from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd. Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee will change to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd. An additional increase of S$250,000 for YY Circle (SG) Pte Ltd. based on the terms of the variation effective from June 5, 2025. The limit was then further increased by S$1,500,000 with the addition of the facility under Hong Ye Group Pte Ltd., as per the offer letter dated June 25, 2025.

For notified customers, the Factor remits 80% of the trade receivable balance to the Group and the rate increased to 90% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,300,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further increased by S$500,000 and decreased by S$250,000 under YY Circle (SG) Pte Ltd and Hong Ye Group Pte Ltd, respectively, based on the terms of variation with effective from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd. Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee will change to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd. The funding limit was further increased by S$400,000 under Uniforce Security Pte. Ltd since the acquisition date of June 2, 2025, and then decreased by S$250,000 under YY Circle (SG) Pte Ltd. based on the terms of variation with effect from June 5, 2025.

As of December 31, 2025 and 2024, the Group recorded a recourse liability of $4,423,508 and $2,397,078, respectively, towards the factor which is included in current loans and borrowings on the consolidated statements of financial position. The cost of factoring is included as a component of finance cost in the accompanying consolidated statements of profit or loss and other comprehensive (loss)/income. During the years ended December 31, 2025 and 2024 and 2023, the Group incurred $578,286 and $312,768 and $218,749 in factoring fee, respectively.

The following information shows the carrying amount of trade receivables at the reporting date that have been transferred but have not been derecognized and the associated liabilities.

	As of December 31, 2025	As of December 31, 2024
	USD	USD
Carrying amount of trade receivables transferred to an agent	5,236,864	3,308,037
Carrying amount of associated liabilities	4,423,508	2,397,078

iii)	Financial risk management

The exposure of trade receivables to credit risk is disclosed in Note 24.

6	PREPAYMENT AND OTHER CURRENT ASSETS

	As of December 31, 2025	As of December 31, 2024
	US$	US$
Current
Deposits and prepayment	1,392,753	2,204,812
Other receivables	609,041	704,100
Prepayment for fundraising*	-	1,000,000
Current, gross	2,001,794	3,908,912
Allowance for expected credit losses	(750,000)	-
	1,251,794	3,908,912

Non-current
Deposit others	414,983	260,543
Prepayment, non-current	7,866	114,317
Non-current, net	422,849	374,860
Total prepayment and other assets	1,674,643	4,283,772

*	The balance of prepayment for fundraising represents a prepaid deposit of $1 million to a consulting firm for financing. The service has been provided in connection with the follow-on offering, which closed on September 11, 2025

i)	Financial risk management

The exposure of prepayments and other current assets to credit risk is disclosed in Note 24.

7	RIGHT-OF-USE ASSETS

i)	Right-of-use assets

	Property	Office equipment	Motor Vehicle	Total
	USD	USD	USD	USD
Balance as at January 1, 2024	-	3,425	75,009	78,434
Addition	952,609	-	453,069	1,405,678
Loss from early termination of lease	-	-	(7,872)	(7,872)
Depreciation	(165,963)	(1,396)	(69,850)	(237,209)
Effect of movement in exchange rates	(11,863)	(82)	(7,610)	(19,555)
As at December 31, 2024	774,783	1,947	442,746	1,219,476
Additions	481,393	14,899	129,746	626,038
Depreciation	(348,273)	(1,679)	(106,167)	(456,119)
Effects of movement in exchange rates	92,072	336	(18,309)	74,099
Balance at December 31, 2025	999,975	15,503	448,016	1,463,494

ii)	Amounts recognized in consolidated statements of profit or loss and other comprehensive (loss)/income:

	2025	2024	2023
	USD	USD	USD
Interest on lease liabilities	137,282	67,702	10,088
Expenses relating to short-term lease and low value assets	360,199	277,005	292,897
Depreciation charge for right-of-use assets	456,119	237,209	165,862

iii)	Amounts recognized in statements of cash flows

	2025	2024	2023
	USD	USD	USD
Payment of lease liabilities	(522,525)	(269,292)	(178,040)

8	BUSINESS COMBINATION

Acquisition of Mediaplus Venture Group Pte. Ltd. (“Mediaplus”)

On October 21, 2024, the Company, through its wholly owned subsidiary Mediaplus Limited, a company incorporated in the British Virgin Islands, entered into a Share Purchase Agreement (the “SPA”) with two third-party individuals (the “Vendors”) to acquire 5,400 ordinary shares of Mediaplus Venture Group Pte. Ltd. (“Mediaplus”). Mediaplus was incorporated in Singapore on August 12, 2024 and is principally engaged in the information technology consultancy business. Mediaplus also has four subsidiaries operating in Singapore and Malaysia, which are primarily engaged in web design and development and digital marketing service

In accordance with the SPA, the completion date of the acquisition was January 2, 2025, upon which Mediaplus Limited acquired 5,400 ordinary shares, representing 54% of the voting interests in Mediaplus. Accordingly, Mediaplus became a subsidiary of the Company and has been consolidated into the Group’s financial statements from the acquisition date.

This strategic acquisition reflects the Company’s commitment to strengthening its digital capabilities and enhancing operational synergies by integrating website development and digital marketing functions within the Group. The acquisition enables the Company to deepen its technology offerings while delivering cost-efficient, scalable solutions to its expanding global client base.

Pursuant to the SPA, the total purchase consideration for the Sale Shares amounted to SGD 1,350,000 (equivalent to $992,428), of which SGD 1,325,000 (equivalent to $974,050) was payable in cash. The remaining SGD 25,000 (equivalent to $18,378) was to be settled through the issuance of 9,260 Class A ordinary shares of the Company (the “Consideration Shares”). On April 11, 2025, the Company completed the issuance of 185 (9,260 prior to 50-for-1 reverse share split) Class A ordinary shares from treasury shares to the Vendors as settlement of the share-based component of the consideration.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year.

The following tables summarize the consideration transferred to acquired Mediaplus at the date of acquisition:

USD
Cash	974,050
Consideration shares	18,379
Total consideration at fair value	992,429

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of January 2, 2025, which represents the net purchase price allocation at the date of the acquisition of Mediaplus:

As at January 2, 2025
USD
Total consideration	992,429
Non-controlling interest	498,484

Assets
Cash	949,223
Trade receivables	162,420
Prepayment and other current assets	149,949
Investment property	448,430
Property and equipment	23,058
Intangible assets – customer relationship	161,729
Total assets	1,894,809

Liabilities
Trade and other payables	570,915
Tax payable	54,358
Loans and borrowings	135,805
Lease liabilities	3,798
Deferred tax liabilities	46,271
Total liabilities	811,147

Total net assets	1,083,662

Goodwill	407,251

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of Mediaplus was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the year ended December 31, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the year ended December 31,
2025
Unaudited pro forma revenue	$57,245,167
Unaudited pro forma net loss	$21,583,798

Pursuant to IFRS 3. B64(q)(i), revenue and net profit of Mediaplus for the period from the acquisition date to the year ended December 31, 2025 amounted $1,843,225 and 248,169, respectively.

Acquisition of Property Facility Services Pte. Ltd. (“PFS”)

On January 21, 2025, the Company entered into a Sale and Purchase Agreement (“SPA”) with three third-party individuals (the “Sellers”) to acquire 99.99% of the equity interest in Property Facility Services Pte. Ltd. (“PFS”). PFS was incorporated in Singapore on May 19, 2001 and is principally engaged in integrated facility management services.

This strategic acquisition strengthens the Company’s position in the Integrated Facility Management (“IFM”) industry and supports its long-term strategy of developing a comprehensive and technology-enabled IFM platform. By integrating PFS with the Company’s existing cleaning division, including the operations of Hong Ye Group Pte. Ltd., the Company aims to deliver fully integrated, cost-effective, and sustainable facility management solutions. The combined capabilities enhance operational synergies and position the Company as a competitive IFM provider in Singapore, with expanded service offerings tailored to evolving client needs.

On February 3, 2025, the Company completed the acquisition of PFS. Pursuant to the SPA, the total consideration for the acquisition amounted to SGD 1,600,000 (equivalent to $1,427,834), comprising the following components:

SGD 816,000 (equivalent to $596,448) in cash, payable on the acquisition date (the “Completion Payment”);

SGD 784,000 (equivalent to $573,057) in cash, payable on the Deferred Payment Date; provided that if the total net asset value of PFS as of December 31, 2024 is less than SGD 500,000 ($365,470), the deferred cash payment shall be reduced by the amount of such shortfall (the “Reduction”), up to a maximum reduction of SGD 500,000 ($365,470);

SGD 315,937 (equivalent to $258,329) to be settled through the issuance of 2,870 (143,516 prior to 50-for-1 reverse share split) Class A ordinary shares of the Company (the “Consideration Shares”).

On February 3, 2025, the Company has paid the Completion Payment of SGD 816,000 (equivalent to $596,448). Pursuant to the supplemental letter to the SPA dated January 29, 2026, the remaining deferred cash consideration is to be settled in tranches (together with any applicable interest and agreed set-offs): SGD 262,600 will be due on March 2, 2026, SGD 273,000 will be due on June 30, 2026 and SGD 285,120 will be due on September 30, 2026. With respect to the share consideration, the seller agreed to settle such consideration in cash of SGD 392,000 replacing the Consideration Shares, which amount is scheduled to be paid on April 15, 2026. On March 4, 2026, the Company paid SGD 262,600 to the seller, together with interest accrued at 1% per month, in accordance with the amended payment terms.

The following tables summarize the consideration transferred to acquired PFS at the date of acquisition:

USD
Cash	1,169,505
Consideration shares	258,329
Total consideration at fair value	1,427,834

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of February 3, 2025, which represents the net purchase price allocation at the date of the acquisition of PFS:

As of February 3, 2025
USD
Total consideration	1,427,834
Non-controlling interest	236

Assets
Cash	726,307
Trade receivables	246,949
Prepayment and other current assets	69,360
Intangible assets – customer relationship	249,982
Right-of-use assets	511,703
Investment in associate	29,238
Total assets	1,833,539

Liabilities
Trade and other payables	488,586
Lease liabilities	518,678
Deferred tax liabilities	42,497
Total liabilities	1,049,761

Total net assets	783,778

Goodwill	644,292

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of PFS was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the year ended December 31, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the year ended December 31,
2025
Unaudited pro forma revenue	$57,563,325
Unaudited pro forma net loss	$21,591,694

Pursuant to IFRS 3. B64(q)(i), revenue and net profit of PFS for the period from the acquisition date to the year ended December 31, 2025 amounted $ 3,500,545 and $467,613, respectively.

Acquisition of YY Circle (HK) Pte. Limited (“YYC HK”)

On April 10, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with one third-party individual (the “Vendor”) to acquire 90% of the equity interest in YY Circle (HK) Pte. Limited (“YYC HK”), a company incorporated in Hong Kong. YYC HK is primarily engaged in providing intelligent labor matching services and smart cleaning services in Hong Kong. The issued and fully paid-up share capital of YYC HK comprises 1,000 ordinary shares, all of which were legally and beneficially owned by the Vendor prior to the acquisition.

The acquisition was completed on April 14, 2025, the date on which the Company obtained control of YYC HK in accordance with IFRS 3 Business Combinations through its 90% voting interest. From the acquisition date, YYC HK became a subsidiary of the Company.

This acquisition forms part of the Group’s broader strategy to expand its manpower outsourcing into the Hong Kong market, leveraging its technology-driven service platforms to strengthen its regional presence.

Pursuant to the SPA, the total purchase consideration for the Sale Shares was to be settled entirely through the issuance of 38,000 (1,900,000 prior to 50-for-1 reverse share split) Class A ordinary shares of the Company (the “Consideration Shares”). Based on the Company’s closing market price of $1.24 per share on April 14, 2025, the fair value of the Consideration Shares was $2,356,000. The Consideration Shares are subject to a six-month lock-up period or earlier release upon the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission.

The following tables summarize the consideration transferred to acquired YYC HK at the date of acquisition:

USD
Consideration shares	2,356,000
Total consideration at fair value	2,356,000

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of April 14, 2025, which represents the net purchase price allocation at the date of the acquisition of YYC HK:

As of April 14, 2025
USD
Total consideration	2,356,000
Non-controlling interest	10,661

Assets
Cash	53,808
Trade receivables	77,405
Prepayment and other current assets	31,986
Intangible assets – customer relationship	898,041
Total assets	1,061,240

Liabilities
Trade and other payables	806,456
Deferred tax liabilities	148,177
Total liabilities	954,633

Total net assets	106,607

Goodwill	2,260,054

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of YYC HK was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the year ended December 31, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the year ended December 31,
2025
Unaudited pro forma revenue	$57,532,393
Unaudited pro forma net loss	$21,663,608

Pursuant to IFRS 3. B64(q)(i), revenue and net loss of YYC HK for the period from the acquisition date to the year ended December 31, 2025 amounted $ 585,880 and $14,364, respectively.

Acquisition of YY Circle (Thailand) Company Ltd. (“YYC TH”)

On May 9, 2025, the Company, through its wholly owned subsidiary YY Holding (Thailand) Company Limited, entered into a Share Purchase Agreement (“SPA”) with one third-party individual (the “Vendor”) to acquire 49% of the equity interest in YY Circle (Thailand) Company Limited (“YYC TH”). YYC TH is a company incorporated in Thailand and engaged in providing services as an intermediary between service providers and service recipients through an online platform.

The acquisition was completed on June 2, 2025, which is defined as the Closing Date under the SPA. On this date, the Company obtained control over YYC TH as defined under IFRS 3 Business Combinations, through its ability to direct relevant activities and govern the financial and operating policies of YYC TH. From the acquisition date, YYC TH is consolidated as a subsidiary of the Company.

Pursuant to the SPA, the total contractual purchase consideration for the Sale Shares was $2,000,000, to be satisfied entirely through the issuance of 40,000 (2,000,000 prior to 50-for-1 reverse share split) Class A ordinary shares of the Company (the “Consideration Shares”).

Based on the Company’s closing market price of $1.37 per share on June 2, 2025, the fair value of the Consideration Shares was determined as $2,740,000. The Consideration Shares are subject to a six-month lock-up period or earlier release upon registration with the U.S. Securities and Exchange Commission.

The following tables summarize the consideration transferred to acquired YYC TH at the date of acquisition:

USD
Consideration shares	2,740,000
Total consideration at fair value	2,740,000

The following table summarizes the fair value of the identifiable assets acquired and liabilities at June 2, 2025, which represents the net purchase price allocation at the date of the acquisition of YYC TH:

As of June 2, 2025
USD
Total consideration	2,740,000
Non-controlling interest	596,559

Assets
Cash	85,013
Trade receivables	64,060
Prepayment and other current assets	43,226
Intangible assets – customer relationship	2,266,605
Office equipment	257
Total assets	2,459,161

Liabilities
Trade and other payables	831,927
Deferred tax liabilities	453,321
Suspense tax	4,189
Total liabilities	1,289,437

Total net assets	1,169,724

Goodwill	2,166,835

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of YYC TH was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the year ended December 31, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the year ended December 31,
2025
Unaudited pro forma revenue	$57,648,773
Unaudited pro forma net loss	$21,713,480

Pursuant to IFRS 3. B64(q)(i), revenue and net profit of YYC TH for the period from the acquisition date to the year ended December 31, 2025 amounted $ 674,599 and $59,305, respectively.

Acquisition of Transocean Oil Pte. Ltd. (“Transocean”)

On May 5, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with a third-party individual (the “Vendor”) to acquire 53% of the equity interest in Transocean Oil Pte. Ltd. (“Transocean”), a company incorporated in Singapore. Transocean is principally engaged in investment holding, with its revenue derived primarily from rental income from commercial properties.

The acquisition was completed on June 17, 2025, the date on which the Company obtained control of Transocean in accordance with IFRS 3 Business Combinations. From the acquisition date, Transocean became a majority-owned subsidiary of the Company. This acquisition forms part of the Group’s strategy to expand its portfolio into real estate and rental yield–generating assets to diversify revenue sources and enhance long-term stability.

Under the SPA, the consideration for the Sale Shares was contractually set at $2,925,000, to be settled through the issuance of 90,000 (4,500,000 prior to 50-for-1 reverse share split) Class A ordinary shares of the Company (“Consideration Shares”). On June 17, 2025, the Company’s closing market price was $1.84 per share. Accordingly, the fair value of the Consideration Shares was determined as $8,280,000. The Consideration Shares are subject to a one-year lock-up, or earlier release following the effectiveness of a registration statement with the U.S. Securities and Exchange Commission.

The following tables summarize the consideration transferred to acquired Transocean at the date of acquisition:

USD
Consideration shares	8,280,000
Total consideration at fair value	8,280,000

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of June 17, 2025, which represents the net purchase price allocation at the date of the acquisition of Transocean:

As of June 17, 2025
USD
Total consideration	8,280,000
Non-controlling interest	2,419,676

Assets
Cash	80,702
Trade receivables	9,561
Prepayment and other current assets	1,568
Investment properties	1,931,449
Net investment in lease	3,313,634
Office equipment	609
Total assets	5,337,523

Liability
Other payables	189,276
Total liability	189,276

Total net assets	5,148,247

Goodwill	5,551,429

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of Transocean was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the year ended December 31, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the year ended December 31,
2025
Unaudited pro forma revenue	$57,295,587
Unaudited pro forma net loss	$21,560,116

Pursuant to IFRS 3. B64(q)(i), revenue and net loss of Transocean for the period from the acquisition date to the year ended December 31, 2025 amounted $ 115,416 and $399,897, respectively.

Acquisition of Uniforce Security Services Pte. Ltd. (“UFS”)

On June 2, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with a third-party individual (the “Vendor”) to acquire 100% of the equity interest in Uniforce Security Services Pte. Ltd. (“UFS”), a company incorporated in Singapore. UFS is principally engaged in providing private security service to residential and commercial areas.

The acquisition was completed on June 5, 2025, the date on which the Company obtained control of UFS in accordance with IFRS 3 Business Combinations. This acquisition forms part of the Group’s strategy to expand its portfolio into integrated facility management to diversify revenue sources and enhance long-term stability.

Under the SPA, the consideration for the Sale Shares was contractually set at SGD1,000,000 (equivalent to $776,699), comprising the following components:

SGD 200,000 (equivalent to $155,340) in cash, payable on the acquisition date (the “Completion Payment”);

SGD 300,000, (equivalent to $233,010) in cash on December 31, 2025 (the “2nd tranche”)

SGD 300,000, (equivalent to $233,010) in cash on March 31, 2026 (the “3rd tranche”)

SGD 200,000, (equivalent to $155,340) in cash on June 30, 2026 (the “4th tranche”)

The Company paid the completion payment on June 5, 2025 and paid the 2nd tranche in cash on March 16, 2026 with 8% late fee per annum. As of the date of issuance of these consolidated financial statements, the remaining deferred cash consideration are expected to be settled based on the agreed milestone.

The following tables summarize the consideration transferred to acquired UFS at the date of acquisition:

USD
Cash	776,699
Total consideration at fair value	776,699

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of June 5, 2025, which represents the net purchase price allocation at the date of the acquisition of UFS:

As of June 5, 2025
USD
Total consideration	776,699

Assets
Cash	334,165
Trade receivables	1,592,522
Prepayment and other current assets	94,325
Intangible assets	32,537
Office equipment	26,714
Right-of-use assets	155,344
Total assets	2,235,607

Liabilities
Trade and other payables	1,102,679
Lease liabilities	161,093
Loans and borrowings	415,310
Total liabilities	1,679,082

Total net assets	556,525

Goodwill	220,174

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of UFS was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the year ended December 31, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the year ended December 31,
2025
Unaudited pro forma revenue	$59,703,276
Unaudited pro forma net loss	$21,746,447

Pursuant to IFRS 3. B64(q)(i), revenue and net loss of UFS for the period from the acquisition date to the year ended December 31, 2025 amounted $ 3,374,351 and $381,160, respectively.

Acquisition of Pesticide Pest Control Pte Ltd. (“Pest Fighter”)

On July 1, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with a third-party individual (the “Vendor”) to acquire 100% of the issued ordinary shares in Pest Fighter, a company incorporated in Singapore (Company Registration No. 199405733M). Pesticide was incorporated on August 13, 1994 and is principally engaged in the business of providing pest control services and freight transport by road.

The acquisition was completed in July 2025 (the “Acquisition Date”), being the date on which the Company obtained control of Pest Fighter in accordance with IFRS 3 Business Combinations. This acquisition forms part of the Group’s strategy to broaden its service offering and enhance longer-term revenue stability.

Consideration transferred

Under the SPA, the consideration for the Sale Shares was contractually set at SGD 150,000 (equivalent to $117,850) (the “Consideration”), comprising:

SGD 30,000 (equivalent to $23,501) in cash paid prior to the signing of the SPA (deposit); and

SGD 120,000 (equivalent to $94,006) in cash payable on Completion (the “Completion Payment”).

As of July 1, 2025, the Company has paid the Completion Payment of SGD 150,000 (equivalent to $117,850).

The following tables summarize the consideration transferred to acquired UFS at the date of acquisition:

USD
Cash	117,850
Total consideration at fair value	117,850

The following table summarizes the fair value of the identifiable assets acquired and liabilities as of July 1, 2025, which represents the net purchase price allocation at the date of the acquisition of Pest Fighter:

As of July 1, 2025
USD
Total consideration	117,850

Assets
Cash	9,203
Trade receivables	56,643
Right-of-use assets	55,983
Intangible assets	47,140
Total assets	168,969

Liabilities
Trade and other payables	86,481
Lease liabilities	59,156
Loans and borrowings	7,436
Other Accruals	2,634
Deferred tax liabilities	8,014
Total liabilities	161,087

Total net assets	7,882

Goodwill	109,968

The goodwill primarily reflects the skills and technical expertise of Group’s workforce, as well as the synergies anticipated from integrating the Company into the Group’s existing Standard Papers operations. None of the goodwill recognized is expected to be deductible for tax purposes.

The Group concluded that the acquisition of Pest fighter was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to IFRS 3. B64(q)(ii), the unaudited pro forma information of the Group for the year ended December 31, 2025 set forth below gives effect to the business combination as if it had occurred on January 1, 2025 and combines the results of operations of the Group since then. The unaudited pro forma information is presented after applying the Group’s accounting policies and eliminating intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

For the year ended December 31,
2025
Unaudited pro forma revenue	$57,496,001
Unaudited pro forma net loss	$21,870,445

Pursuant to IFRS 3. B64(q)(i), revenue and net loss of Pest fighter for the period from the acquisition date to the year ended December 31, 2025 amounted $ 250,834 and $325,755, respectively.

9	INTANGIBLE ASSETS and GOODWILL

	Customer Relationship	Software under development	Goodwill	Sub-total
	USD	USD	USD	USD
Cost
Balance at December 31, 2023 and 2024	-	-	-	-
Additions from business combinations	3,623,497	-	11,360,003	14,983,400
Additions from asset acquisition	-	5,760,000	-	5,760,000
Effect of movements in exchange rates	98,229	-	-	98,229
Balance at December 31, 2025	3,721,726	5,760,000	11,360,003	20,841,729

Accumulated Amortization
Balance at December 31, 2023 and 2024	-	-	-	-
Additions	239,231	-	-	239,231
Effect of movements in exchange rates	5,238	-	-	5,238
Balance at December 31, 2025	244,469	-	-	244,469

Accumulated Impairment
Balance at December 31, 2023 and 2024	-	-	-	-
Addition	-	4,063,000	5,551,429	9,614,429
Effect of movements in exchange rates	-	-	-	-
Balance at December 31, 2025	-	4,063,000	5,551,429	9,614,429

Carrying amounts
At December 31, 2024	-	-	-	-
At December 31, 2025	3,477,257	1,697,000	5,808,574	10,982,831

Amortization

For the year ended December 31, 2025, the amortization expenses are included in general and administrative expenses of $239,231.

Intangible assets

For the year ended December 31, 2025, the Group identified certain impairment indicators and perform the impairment testing. The recoverable amount of the software under development was assessed at $1,697,000. The Group recorded an impairment loss of approximately $4,063,000 for the year ended December 31, 2025, which was recorded as “impairment loss on intangible assets” in the consolidated statements of profit or loss and other comprehensive (loss)/income.

Impairment test

For the purpose of impairment testing, goodwill has been allocated to the Group’s CGUs as follows

	December 31, 2025	December 31, 2024
CGUs	USD	USD
Transocean	5,551,429	-
YYC HK	2,260,054	-
YYC TH	2,166,835	-
PFS	644,292	-
	10,622,610	-
Multiple units without significant goodwill	737,393	-
	11,360,003	-

Impairment of goodwill - Transocean	(5,551,429)	-
	5,808,574	-

The goodwill impairment loss was recorded as “impairment loss on goodwill” in the consolidated statements of profit or loss and other comprehensive (loss)/income.

Transocean

The Transocean CGU is principally engaged in the leasing business, which represents a standalone operating entity acquired by the Group. The Transocean CGU generates cash inflows that are largely independent from other assets or groups of assets within the Group.

The recoverable amount of the Transocean CGU was determined based on fair value less costs of disposal, which exceeded its value in use and was therefore adopted. The fair value less costs of disposal is as a level 3 fair value based on the input in the valuation technique used (See Note 11). The unobservable input is the price per square foot. Adverse changes in the assumptions, including changes in market conditions, could result in additional impairment charges in future periods.

The impairment loss recognized for the Transocean CGU was primarily attributable to the underperformance of the business relative to initial expectations at the acquisition date, as well as changes in market conditions subsequent to the acquisition.

As of the most recent impairment test, the carrying amount of the Transocean CGU, including goodwill, was $10,792,483, compared to a recoverable amount of $4,933,322. Accordingly, the recoverable amount was significantly lower than the carrying amount, resulting in an impairment charge. The Group recognized $5,551,429 goodwill impairment on Transocean CGU, which belong to Other Services reportable segment. The excess impairment amount over the goodwill allocated to Transocean CGU is allocated to the Investment in lease with an amount of $307,732 (Note 12), which was included in general and administrative expenses.

YYC HK

The YYC HK CGU is principally engaged in the manpower outsourcing business, which represents a standalone operating entity acquired by the Group. The YYC HK CGU generates cash inflows that are largely independent from other assets or groups of assets within the Group.

The recoverable amount of this CGU was based on its value in use, determined by discounting future cash flows to be generated from the continuing use of the CGU.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	December 31, 2025
Discount rate	17.64
Budgeted revenue growth rate (average of next five years)	70.03
Terminal value growth rate	1.70

The discount rate was a pre-tax measure estimated based on a weighted-average cost of capital approach, primarily driven by the cost of equity. The capital structure reflects minimal leverage based on comparable companies, and the cost of debt was estimated at approximately 5.00%, resulting in an overall discount rate of approximately 17.64%.

Revenue growth for the next five years was projected based on historical growth, industry trends, and market expectations, considering the Group’s continued expansion in manpower outsourcing services, as well as its geographic expansion into new markets.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make.

The estimated recoverable amount of the CGU exceeded its carrying amount by approximately $389,099. Management has identified that a reasonably possible change in the key assumption could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which the assumption would need to change individually for the estimated recoverable amount to be equal to the carrying amount.

Change required for carrying amount to equal recoverable amount
In percent	December 31, 2025
Discount rate	1.53
Budgeted revenue growth rate (average of next five years)	(4.93)

YYC TH

The YYC TH CGU is principally engaged in the manpower outsourcing business, which represents a standalone operating entity acquired by the Group. The YYC TH CGU generates cash inflows that are largely independent from other assets or groups of assets within the Group.

The recoverable amount of this CGU was based on its value in use, determined by discounting future cash flows to be generated from the continuing use of the CGU.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	December 31, 2025
Discount rate	18.40
Budgeted revenue growth rate (average of next five years)	103.90
Terminal value growth rate	1.90

The discount rate was a pre-tax measure estimated based on a weighted-average cost of capital approach, primarily driven by the cost of equity. The capital structure reflects minimal leverage based on comparable companies, and the cost of debt was estimated at approximately 6.35%, resulting in an overall discount rate of approximately 18.40%.

Revenue growth for the next five years was projected based on historical growth, industry trends, and market expectations, considering the Group’s continued expansion in manpower outsourcing services, as well as its geographic expansion into new markets.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make.

The estimated recoverable amount of the CGU exceeded its carrying amount by approximately $251,642. Management has identified that a reasonably possible change in the key assumption could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which the assumption would need to change individually for the estimated recoverable amount to be equal to the carrying amount.

Change required for carrying amount to equal recoverable amount
In percent	December 31, 2025
Discount rate	0.35
Budgeted revenue growth rate (average of next five years)	(2.06)

PFS

The PFS CGU is principally engaged in provision of integrated facilities management and property maintenance services, which represents a standalone operating entity acquired by the Group. The PFS CGU generates cash inflows that are largely independent from other assets or groups of assets within the Group.

The recoverable amount of this CGU was based on its value in use, determined by discounting future cash flows to be generated from the continuing use of the CGU.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	December 31, 2025
Discount rate	15.50
Budgeted revenue growth rate (average of next five years)	3.60
Terminal value growth rate	1.60

The discount rate was a pre-tax measure estimated based on a weighted-average cost of capital approach, primarily driven by the cost of equity. The capital structure reflects minimal leverage based on comparable companies, and the cost of debt was estimated at approximately 5.50%, resulting in an overall discount rate of approximately 15.50%.

Revenue growth for the next five years was projected based on historical growth, industry trends, and market expectations, considering the Group’s continued expansion in IFM services, as well as its geographic expansion into new markets.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make.

The estimated recoverable amount of the CGU exceeded its carrying amount by approximately $1,709,438. Management has identified that a reasonably possible change in the key assumption could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which the assumption would need to change individually for the estimated recoverable amount to be equal to the carrying amount.

Change required for carrying amount to equal recoverable amount
In percent	December 31, 2025
Discount rate	23.46
Budgeted revenue growth rate (average of next five years)	(25.13)

10	ASSETS ACQUISITION

On April 21, 2025, the Company, through its wholly owned subsidiary 365IFM Pte. Ltd.(subsequently renamed to 24IFM Pte Ltd, entered into a Fixed Assets Sale and Purchase Agreement (the “Agreement”) with an individual (the “Seller”) to acquire the 24iFM facility management software, including the associated source code, documentation, login credentials, and related intellectual property rights.

The acquisition involved only a single identifiable intangible asset and did not constitute a business under IFRS 3 Business Combinations, as no workforce, processes, or integrated set of activities capable of producing outputs were acquired. Accordingly, the transaction was accounted for as an asset acquisition.

Under the Agreement, the consideration was contractually set at $1,600,000, to be satisfied through the issuance of 4,000,000 common shares of YY Group Holding Limited (“YYGH”). The Company issued the 4,000,000 shares to the Seller on June 10, 2025, when the market price of the Company’s Class A ordinary shares was $1.44 per share. Therefore, the fair value of the consideration transferred is determined as $5,760,000. As of December 31, 2025, the Group identified certain impairment indicators and perform the impairment testing. The recoverable amount was assessed at $1,697,000 and the Group recorded an impairment loss of approximately $4,063,000 for the year ended December 31, 2025 (Note 9).

11	INVESTMENT PROPERTY

Investment properties consist of three commercial units owned by Transocean Oil Pte. Ltd. (“Transocean”) and one commercial unit owned by Mediaplus Venture Group Pte. Ltd. (“Mediaplus”). These properties are held to generate rental income and for long-term capital appreciation and are leased to third-party tenants under non-cancellable lease arrangements.

Reconciliation of the carrying amount:

USD
Balance as of January 1, 2025	-
Acquisitions (Note 8)	2,379,879
Change in fair value	38,296
Exchange differences	27,117
Balance as of December 31, 2025	2,445,292

Measurement of fair value

i)	Reconciliation of carrying amount

The fair value of investment properties was determined by external, independent property valuers, having appropriate recognized professional qualifications and recent experience in the location and category of property being valued. External valuers appraise the fair value of the Group’s investment property portfolio every year.

The fair values are based on open market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction wherein the parties had each acted knowledgeably and without compulsion. In determining the fair value as at the reporting date, the external, independent valuers have adopted a valuation method of direct comparison methods. The valuation methods involve certain estimates including price per square meter. The specific risks inherent in each of the properties are taken into consideration in arriving at the valuations.

The fair value measurement of all of the investment properties has been categorized as a Level 3 fair value based on the inputs to the valuation techniques used.

ii)	Valuation techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring the fair value of investment properties, as well as the significant unobservable inputs used.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs

Direct comparison method: The direct comparison method involves the analysis of comparable sales of similar properties and adjusting the sales price to those reflective of the investment properties under development.	Price per square foot (“psf”):	The estimated fair value would increase (decrease) if price psf was higher (lower).

12	NET INVESTMENT IN LEASE

Transocean entered into a finance lease agreement with maximum lease term of 5 years. During the year ended December 31, 2025, Transocean recognized interest income on lease receivable of $16,024.

The following table sets out a maturity analysis of lease receivable, showing the undiscounted lease payments to be received after the reporting date.

During the year ended December 31, 2025, the Group performed an impairment assessment on the Transocean CGU in accordance with IAS 36 Impairment of Assets. Based on the valuation performed, the recoverable amount of the CGU was determined to be lower than its carrying amount, and an impairment loss was recognized. The impairment loss was first allocated to goodwill, and the remaining amount was allocated to other assets within the CGU on a pro rata basis, including the net investment in lease. As a result, an impairment loss of $307,732 was recognized on the net investment in lease. Given that the net investment in lease is a financial asset, the impairment loss was recognized in general and administrative expenses in accordance with IFRS 9 Financial Instruments.

USD
Less than 1 year	79,574
One to two years	79,574
Two to three years	79,574
Three to four years	3,103,076
Total undiscounted lease receivable	3,341,798
Less: unearned finance income	63,381
Less: impairment on lease receivables	307,732
Net investment in lease	2,970,685

13	PROPERTY AND EQUIPMENT

i)	Reconciliation of carrying amount

	Cleaning machinery	Computers- hardware & software	Furniture and fittings	Renovation	Office equipment	Sub-total
	USD	USD	USD	USD	USD	USD
Cost
Balance at December 31, 2023	1,087,463	324,232	47,481	78,475	12,693	1,550,344
Additions	38,394	3,940	-	53,618	5,293	101,245
Effect of movements in exchange rates	(33,337)	(9,808)	(1,456)	(2,406)	(389)	(47,396)
Balance at 31 December, 2024	1,092,520	318,364	46,025	129,687	17,597	1,604,193

Additions	232,103	144,567	-	2,557	-	379,227
Business combination	-	17,180	2,820	36,603	85,631	142,234
Disposal	-	(142,662)	(47,953)	(98,097)	(10,970)	(299,682)
Effect of movements in exchange rates	68,721	19,213	1,975	6,708	2,295	98,912
Balance at December 31, 2025	1,393,344	356,662	2,867	77,458	94,553	1,924,884

Accumulated depreciation
Balance at December 31, 2023	753,803	289,271	47,481	78,475	12,693	1,181,723
Additions	105,259	16,962	-	11,938	149	134,308
Effect of movements in exchange rates	(24,834)	(9,311)	(1,456)	(2,601)	(392)	(38,594)
Balance at December 31, 2024	834,228	296,922	46,025	87,812	12,450	1,277,437

Additions	134,290	89,611	-	13,122	1,839	238,862
Business combination	-	8,800	902	28,417	53,956	92,075
Disposal	-	(142,662)	(47,953)	(85,536)	(10,970)	(287,121)
Effect of movements in exchange rates	51,754	16,878	1,943	4,474	1,490	76,539
Balance at December 31, 2025	1,020,272	269,549	917	48,289	58,765	1,397,792

Carrying amounts
At December 31, 2024	258,292	21,442	-	41,875	5,147	326,756
At December 31, 2025	373,072	87,113	1,950	29,169	35,788	527,092

ii)	Depreciation of property and equipment

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the year is $ 238,861 (2024: $134,308 and 2023: $122,695).

The reviews performed in 2025 and 2024 and 2023 did not result in any changes in estimated useful life or residual value.

14	TRADE AND OTHER PAYABLES

	As of December 31, 2025	As of December 31, 2024
	USD	USD
Trade payables:
Amount due to third parties	2,673,054	1,260,351

Other payables:
Accrued payroll and pension	3,054,727	1,055,415
Accrued operating expenses	500,240	136,268
Loan from a third party (interest-bearing)*	506,191	477,836
GST payables	1,716,568	983,659
Provision for taxation	181,756	246,219
Unpaid consideration for acquisition of subsidiaries (Note 8)	1,452,746	-
Amount due to directors of subsidiaries**	361,633	-
Others	390,610	63,365
Total trade and other payables	10,837,525	4,223,113

These amounts are non-interest bearing except a third party loan mentioned below. Trade payables are normally settled on 90 days’ terms.

*	The balance represents a loan from a third party amounting to S$650,000 which equal to $506,191 which is interest-bearing at 8% per annum and repayable on demand.

**	The amount represents non-trade balances that are unsecured, interest-free and repayable on demand.

The remaining other payables to third parties are non-interest bearing and have an average term of 3 months.

The exposure of trade and other payables to liquidity risk is disclosed in Note 24.

15	LOANS AND BORROWINGS

	As of December 31, 2025	As of December 31, 2024
	USD	USD
Current
Guaranteed bank loan	348,957	364,457
Financial institution loan	602,897	441,079
Recourse liability	4,423,508	2,397,078
	5,375,362	3,202,614
Lease liabilities	429,634	226,707
	5,804,996	3,429,321

Non-current
Guaranteed bank loan	562,260	144,365
Financial institution loan	65,266	-
Warrant liabilities	1,213,340	46,518
Lease liabilities	1,099,767	985,879
	2,940,633	1,176,762
Total loans and borrowings	8,745,630	4,606,083

i)	Terms and debt repayment schedule

	Currency	Principal amount	Year of origination	Nominal interest rate % per annum	Year of maturity	2025	2024
2025						USD	USD
Guaranteed bank loan	SGD	400,000.00	2020	2.75%	2025	-	51,960
Guaranteed bank loan	SGD	1,200,000.00	2020	2.50%	2025	-	108,703
Guaranteed bank loan	SGD	300,000.00	2020	3.75%	2025	-	15,980
Guaranteed bank loan	SGD	300,000.00	2023	7.75%	2026	35,912	110,848
Guaranteed bank loan	SGD	300,000.00	2023	8.80%	2026	50,376	123,515
Financial institution loan	SGD	162,500.00	2025	21.00%	2026	22,641	-
Financial institution loan	SGD	100,000.00	2025	59.23%	2026	53,801	-
Financial institution loan	SGD	150,000.00	2025	36.00%	2026	21,890	-
Financial institution loan	SGD	200,000.00	2025	36.00%	2026	77,875	-
Financial institution loan	SGD	200,000.00	2025	24.06%	2026	131,875	-
Guaranteed bank loan	SGD	400,000.00	2026	8.19%	2030	311,502	-
Guaranteed bank loan	SGD	50,000.00	2023	8.25%	2028	20,832	26,714
Guaranteed bank loan	SGD	100,000.00	2023	8.28%	2028	40,389	52,305
Guaranteed bank loan	SGD	50,000.00	2023	10.38%	2026	6,173	18,797
Financial institution loan	SGD	150,000.00	2025	10.50%	2026	20,901	-
Guaranteed bank loan	SGD	1,000,000.00	2022	5.25%	2027	321,121	-
Financial institution loan	SGD	150,000.00	2025	8.25%	2027	196,299	-
Financial institution loan	SGD	80,000.00	2025	20.80%	2026	32,499	-
Financial institution loan	SGD	150,000.00	2025	14.36%	2027	110,381	-
Guaranteed bank loan	SGD	70,000.00	2021	2.50%	2026	2,863	-
Guaranteed bank loan	SGD	300,000.00	2021	2.70%	2034	122,050	-
Financial institution loan	SGD	400,000	2024	10.80%	2025	-	294,053
Financial institution loan	SGD	200,000	2024	10.80%	2025	-	147,026
Recourse liability	SGD	N/A	N/A	7.0%-7.7%	N/A	4,423,508	2,397,078
Lease liabilities	Multiple	N/A	2019-2025	2.99% to 10.8%	2025-2031	1,529,401	1,212,586
						7,532,290	4,559,565

The guaranteed bank loans are guaranteed by Mr. Fu Xiaowei and Ms. Zhang Fan, the CEO of the Group and his spouse.

The weighted average effective interest rates per annum for our guaranteed bank loans and financial institution loans were 11.09% and 6.11% as of December 31, 2025 and 2024, respectively.

Subsequently to the date of issuance of the consolidated financial statements, all the guaranteed bank loans and financial institution loans were repaid upon maturity without default.

Subsequent to December 31, 2025, certain of the Group’s Singapore subsidiaries obtained additional short-term loans from financial institutions, with the proceeds designated exclusively for growth and marketing expenses. Specifically, on February 4, 2026, YY Circle (SG) Pte. Ltd. obtained a short-term loan of S$120,000 (US$93,451) bearing interest at 37.12% per annum with a repayment period of six months (March 4, 2026 to August 4, 2026). On February 12, 2026, Hong Ye Group Pte. Ltd. obtained a short-term loan of S$250,000 (US$194,689) bearing interest at 38.00% per annum with a repayment period of 24 weeks (March 7, 2026 to August 6, 2026), YY Circle (SG) Pte. Ltd. obtained a short-term loan of S$165,000 (US$128,495) bearing interest at 38.00% per annum with a repayment period of 24 weeks (March 7, 2026 to August 6, 2026), and Property Facility Services Pte. Ltd. obtained a short-term loan of S$55,000 (US$42,832) bearing interest at 38.00% per annum with a repayment period of 18 weeks (March 7, 2026 to August 6, 2026). On February 16, 2026, Hong Ye Group Pte. Ltd. obtained an additional short-term loan of S$150,000 (US$116,813) bearing interest at 24.00% per annum with a repayment period of one year (February 15, 2026 to February 15, 2027), and YY Circle (SG) Pte. Ltd. obtained an additional short-term loan of S$100,000 (US$77,786) bearing interest at 24.00% per annum with a repayment period of one year (February 15, 2026 to February 15, 2027).

ii)	Reconciliation of movements of liabilities and equity to cash flows arising from financing activities

	Bank loan and financial institution	Lease liabilities	Treasury shares reserve	Share capital	Total
	USD	USD	USD	USD	USD
Balance at January 1, 2024	1,240,523	84,322	-	3,564,150	4,888,995
Proceeds from loans and borrowings	448,442	-	-	-	448,442
Shares repurchase-Payment	-	-	(1,012,458)	-	(1,012,458)
Payment of bank loans and borrowings	(707,046)	-	-	-	(707,046)
Payment of lease liabilities	-	(269,292)	-	-	(269,292)
Net proceeds from issue of Class A ordinary shares	-	-	-	3,922,650	3,922,650
Total changes from financing cash flows	(258,604)	(269,292)	(1,012,458)	3,922,650	2,382,296
Effect of changes in foreign exchange rates	(82,983)	(43,664)	-	(81,999)	(208,646)
Other changes
Liability-related
Recognition of lease liabilities	-	1,373,518	-	-	1,373,518
Issuance of warrants to underwriter	-	-	-	(84,882)	(84,882)
Interest expense	50,965	67,702	-	-	118,667
Total liability-related other changes	50,965	1,441,220	-	(84,882)	1,407,303
Payment of offering cost- Offset with prepayment	-	-	-	(2,039,513)	(2,039,513)
Shares repurchase-Offset with receivables	-	-	(285,792)	-	(285,792)
Total equity-related other changes	-	-	(285,792)	(2,039,513)	(2,325,305)
Balance at December 31, 2024	949,901	1,212,586	(1,298,250)	5,280,406	6,144,643
Proceeds from loans and borrowings	870,883	-	-	-	870,883
Payment of bank loans and borrowings	(1,169,783)	-	-	-	(1,169,783)
Payment of lease liabilities	-	(522,525)	-	-	(522,525)
Transfer from treasury shares	-	-	39,355	13,424	52,779
Acquisition of subsidiary	-	-	6,560	13,387,819	13,394,379
Acquisition of an asset	-	-	-	5,760,000	5,760,000
Acquisition through business combinations	558,551	-	-	-	558,551
Issue of ordinary shares and warrants	-	-	-	384,188	384,188
Total changes from financing cash flows	1,209,552	690,061	(1,252,335)	24,825,837	25,473,115
Effect of changes in foreign exchange rates	56,609	76,020			132,629
Other changes
Liability-related
Recognition of lease liabilities	-	626,038	-	-	626,038
Interest expense	313,219	137,282	-	-	450,501
Total liability-related other changes	313,219	763,320	-	-	1,076,539
Balance at December 31, 2025	1,579,380	1,529,401	(1,252,335)	24,825,837	26,682,283

iii)	Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate and liquidity risk) is disclosed in Note 24.

iv)	Warrant liabilities

On April 24, 2024, the Company issued a warrant to the underwriter, US Tiger Securities Inc., granting the right to purchase 1,125 (56,250 prior to 50-for-1 reverse share split) of the Company’s Class A Ordinary Shares (the “2024 Warrant liabilities”). This 2024 Warrant will expire on April 22, 2027 and have an exercise price of $240 ($4.8 prior to 50-for-1 reverse share split). US Tiger Securities Inc. can elect to have cashless exercise of this warrant.

On September 10, 2025, the Company entered into a Securities Purchase Agreement with a group of institutional investors for the issuance of up to 190,477 (9,523,812 prior to 50-for-1 reverse share split) Class A Ordinary Shares together with Warrants to purchase up to 285,715 (14,285,718 prior to 50-for-1 reverse share split) Class A Ordinary Shares (the “2025 Warrant liabilities”). The combined purchase price was US$ 21 (US$0.42 prior to 50-for-1 reverse share split) per Share together with 1.5 warrants, with each warrant exercisable at US$25 (US$0.50 prior to 50-for-1 reverse share split) per Share for a term of 3.5 years. The warrants are not listed or traded on any exchange. The offering was conducted through FT Global Capital, Inc. as placement agent, with a placement fee of 7.5% of the gross proceeds. The transaction generated gross proceeds of US$4,000,001 and net proceeds of approximately US$3,415,001, after deducting placement agent commissions but before deducting other offering expenses. The offering was closed on September 11, 2025.

USD
Initial recognition of warrants liability	84,881
Fair value adjustment of warrant liability	(38,363)
Carrying amount of warrant liability at December 31, 2024	46,518
Fair value at issuance date	3,550,000
Fair value change of warrant liabilities	(2,383,178)
Carrying amount of warrant liabilities at December 31, 2025	1,213,340

16	CAPITAL AND RESERVES

	2025			2024			2023
	Number of Class A shares*	Number of Class B shares	USD	Number of Class A shares*	Number of Class B shares	USD	Number of Class A shares*	Number of Class B shares	USD
Issued and fully paid:
Shares
As at the beginning of year	721,952	5,000,000	5,280,406	666,001	5,000,000	3,564,150	611,777	5,000,000	1,228,037
Issuance of class A shares for business combinations (Note 8)	168,000	-	13,376,000	-	-	-	-	-	-
Issuance of class A shares for an asset acquisition	80,000	-	5,760,000	-	-	-	-	-	-
Issuance of class A shares in connection with IPO	-	-	-	22,500	-	4,500,000	16,000	-	1,600,000
Issuance of class A shares to employees (2025 Share incentive plan)	130,000	-	-	-	-	-	-	-	-
Issuance of class A shares to employees (2024 Share incentive plan)	44,600	-	-	-	-	-	-	-	-
Issuance of class A shares to employees (2023 Share incentive plan)	-	-	-	48,000	-	-	-	-	-
Issuance of class A shares to individual consultants (2024 Share incentive plan)	25,400	-	-	18,000	-	-	-	-	-
Issuance of class A shares to certain employees (employee stock compensation plan)	-	-	-	4,105	-	-	-	-	-
Issuance of class A shares and warrant	190,477	-	384,188	-	-	-	-	-	-
Conversion of a convertible loan	-	-	-	-	-	-	38,224	-	736,113
Transfer shares from treasury shares	1,297	-	25,243	-	-	-	-	-	-
Share Repurchase	-	-	-	(36,654)	-	-	-	-	-
Offering costs	-	-	-	-	-	(2,783,744)	-	-	-
As at end of year	1,361,726	5,000,000	24,825,837	721,952	5,000,000	5,280,406	666,001	5,000,000	3,564,150

*	The Class A ordinary shares are presented on a retroactive basis to reflect the Company’s reverse share split on March 24, 2026 (Note 26).

Holders of class A shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The holder of class B shares is not entitled to dividends as declared from time to time and is entitled to five hundred (500) vote per share at general meeting of the Company.

In September 2022, the general meeting of shareholders approved the issue of 135,018 (6,750,881 prior to 50-for-1 reverse share split) class A shares at a price of S$1.00 per share.

Additionally, 450 (22,503 prior to 50-for-1 reverse share split) and 450 (22,503 prior to 50-for-1 reverse share split) class A shares were issued as a result of the establishment of YY Circle Sdn Bhd and Hong Ye Maintenance (MY) Sdn Bhd on July 22, 2022 and November 8, 2022, respectively.

On February 21, 2023, the Group issued 16,000 (800,000 prior to 50-for-1 reverse share split) class A shares to V Capital Quantum Sdn Bhd at a price of $100 ($2.00 prior to 50-for-1 reverse share split) per share in exchange for the IPO related consultation service fee received for the year ended December 31, 2023. The Company recognized it as deferred IPO cost over the service period.

On February 28, 2023, the Group and Mr. Tan Soo Seng (“Lender”) agreed and signed a Notice to terminate the Convertible Loan Agreement, with effect on February 28, 2023. The Company issued 38,223 (1,911,170 prior to 50-for-1 reverse share split) or 4.99% class A shares under the Company to the Lender.

On April 24, 2024, the Company closed the initial public offering of its 22,500 (1,125,000 prior to 50-for-1 reverse share split) Class A ordinary shares, no par value. The Shares were priced at $200 ($4.00 prior to 50-for-1 reverse share split) per share, and the IPO was conducted on a firm commitment basis.

On April 24, 2024, the Company issued an underwriter’s warrant to US Tiger Securities, Inc., granting the right to purchase 1,125 (56,250 prior to 50-for-1 reverse share split) Class A ordinary shares.

For the year ended December 31, 2024, a total of 52,105 (2,605,250 prior to 50-for-1 reverse share split) Class A ordinary shares were issued as part of share-based compensation to attract and retain employees as a bonus in connection with successful IPO and a total of 18,000 (900,000 prior to 50-for-1 reverse share split) Class A ordinary shares were issued to individual consultants to help the Company form and execute its business development strategy. (see Note 22)

In February 2025, the Company issued an aggregate of 43,000 (2,150,000 prior to 50-for-1 reverse share split) Class A ordinary shares under its 2024 Share Incentive Plan to certain employees and external consultants as compensation for past services, of which 17,600 (880,000 prior to 50-for-1 reverse share split) shares were issued to employees and 25,400 (1,270,000 prior to 50-for-1 reverse share split) shares were issued to external consultants. This issuance reflects the Company’s equity-based compensation strategy and is intended to align the interests of service providers with those of shareholders and support the Company’s retention and incentive objectives. (see Note 22)

On April 11, 2025, the Company transferred 1,111 (55,556 prior to 50-for-1 reverse share split) Class A ordinary shares from treasury shares to a shareholder, for total consideration of $1, resulting in the recognition of $13,424 as share capital.

On September 10, 2025, the Company entered into a securities purchase agreement with certain institutional investors, which was amended and restated on September 11, 2025, for a follow-on offering of 190,477 (9,523,812 prior to 50-for-1 reverse share split) Class A ordinary shares, no par value. Each share was sold together with one and one-half warrants at a combined purchase price of $21 ($0.42 prior to 50-for-1 reverse share split) per share and accompanying warrants.

On December 5, 2025, a total of 27,000 (1,350,000 prior to 50-for-1 reverse share split) Class A ordinary shares under its 2024 Share Incentive Plan to certain employees as compensation for their past service. This issuance highlights the company’s commitment to rewarding employee loyalty and could improve staff retention, potentially impacting the company’s operational efficiency and market competitiveness.

On December 5, 2025, a total of 130,000 (6,500,000 prior to 50-for-1 reverse share split) Class A ordinary shares under its 2025 Share Incentive Plan to certain employees as compensation for their past service. This issuance highlights the company’s commitment to rewarding employee loyalty and could improve staff retention, potentially impacting the company’s operational efficiency and market competitiveness.

During the year ended December 31, 2025, the Group completed a series of transactions to acquire interests in several subsidiaries and asset groups pursuant to their respective share purchase agreements (“SPAs”) and asset purchase agreements (Note 8 and Note 10). In connection with these acquisitions, YY Group Holding Limited issued an aggregate 248,000 (12,400,000 prior to 50-for-1 reverse share split) Class A ordinary shares, with no par value, representing total fair value consideration of $19,136,000 based on the respective market prices at the acquisition dates and contributing $19,136,000 to equity. In addition, the Company transferred 185 (9,260 prior to 50-for-1 reverse share split) Class A ordinary shares from treasury shares, with a historical cost of $35.42 ($0.7084 prior to 50-for-1 reverse share split) per share, in relation to the acquisition of Mediaplus Venture Group Pte. Ltd.

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

On September 13, 2024, the Company entered into a share sale agreement with V Capital Consulting Limited to purchase 36,654 (1,832,700 prior to 50-for-1 reverse share split) Class A Shares of the Company for a total purchase consideration of US$1,298,250, which consists of US$1,012,458 in cash plus a settlement of US$285,792 previously owed by the Vendor to the Company. The Vendor is not a related party with the Company and the Share Purchase was negotiated at arm’s length. The Share Purchase was completed on September 19, 2024.

On April 11, 2025, the Company transferred 1,111 (55,556 prior to 50-for-1 reverse share split) Class A ordinary shares from treasury shares to a shareholder, Qin Qin, for total consideration of $ 1, resulting in a deduction of treasury share reserve of $39,355 based on the historical unit cost of $35.42 ($0.7084 prior to 50-for-1 reverse share split) per share. On the same date, the Company also transferred 185 (9,260 prior to 50-for-1 reverse share split) Class A ordinary shares from treasury shares as part of the purchase consideration for the acquisition of Mediaplus Venture Group Pte. Ltd., representing a total consideration of SGD 25,000 (equivalent to $18,379).

17	(LOSS)/EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share attributable to shareholders for the years ended December 31,

	2025	2024	2023
	USD	USD	USD
(Loss)/Profit for the year	(21,583,798)	(4,844,498)	864,037
Less: (Loss)/Income attributable to non-controlling interests	(164,656)	(6,733)	11,703
(Loss)/Profit for the year attributable to shareholders	(21,419,142)	(4,837,765)	852,334
Basic weighted-average number of shares outstanding	974,686	675,925	757,542

Basic (loss)/earnings per share attributable to shareholders	(21.98)	(7.16)	1.13
Diluted weighted-average number of shares outstanding	974,686	675,925	757,542
Diluted (loss)/earnings per share attributable to shareholders	(21.98)	(7.16)	1.13

As of December 31, 2025, there were 286,840 (14,341,968 prior to 50-for-1 reverse share split) warrant outstanding (Note 15), the Group uses the Treasury Stock Method to calculate the dilutive effect of the outstanding warrants. Under this method, the incremental shares are calculated by assuming the warrants are exercised and the proceeds are used to repurchase the Group’s Class A ordinary shares at the average market price during the period. As the exercise price of the warrants exceeds the average market price of the Class A ordinary shares, the outstanding warrants are considered anti-dilutive.

18	SEGMENT REPORTING

i)	Basis for segmentation

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

The following summary describes the operations of each reportable segment:

Reportable segments	Operations
IFM services	Encompass cleaning services, property and facility management, and security guard services, delivered as part of a unified service package. Cleaning services include commercial, hospitality, industrial, and disinfection work, while property and facility management covers maintenance, landscaping, administrative support, and compliance functions. Security services include on-site monitoring, safety inspection, and related support.
Manpower outsourcing services	Providing casual workers by comprehensively understanding the corporate customers’ requirements and matching their requirements with qualified casual workers from various kinds of work including, but not limited to, Food & Beverage Crews, Kitchen helper, retail assistant and etc.
Other services	Including web design and development, digital marketing, and rental income from investment properties.

ii)	Information about reportable segment

The CODM evaluates operating segments based on revenue and Segment profit/(loss). Total revenue for reportable segments equals consolidated revenue for the Group. Segment (loss)/profit is defined as net profit or loss of each operating segment excluding the unallocated overhead cost.

	IFM services	Manpower outsourcing services	Other services	Unallocated	Total
	USD	USD	USD	USD	USD
2025
Segment revenue	32,848,979	22,984,405	1,411,783	-	57,245,167
Cost	(28,511,230)	(19,812,368)	(1,024,068)	-	(49,347,666)
Other income	895,250	240,029	167,148	132,709	1,169,718
Selling and marketing expenses	(96,322)	(221,061)	(148,853)	(2,264,799)	(2,731,035)
General and administrative expenses	(6,669,472)	(2,505,976)	(1,525,382)	(8,978,973)	(19,679,803)
Impairment loss on intangible asset	(4,063,000)	-	-	-	(4,063,000)
Impairment loss on goodwill	-	-	(5,551,429)	-	(5,551,429)
Other expenses	(40,458)	(16,450)	(293)	-	(57,201)
Change in fair value of investment property	-	-	38,296	-	38,296
Change in fair value of warrant liability	-	-	-	2,383,178	2,383,178
Finance cost	(868,609)	(141,688)	(1,200)	(17,290)	(1,028,787)
Income tax expenses	65,411	(13,185)	(13,462)		(38,764)
Segment profit/(loss)	(6,439,450)	513,706	(6,647,460)	(9,010,593)	(21,583,798)

2024
Segment revenue	23,340,627	17,762,762	-	-	41,103,389
Cost	(20,827,165)	(15,017,771)	-	-	(35,844,936)
Other income	912,296	788,216	-	-	1,700,512
Selling and marketing expenses	(117,893)	(155,489)	-	(436,828)	(710,210)
General and administrative expenses	(728,730)	(919,471)	-	(8,741,509)	(10,389,710)
Other expenses	(32,635)	(1,922)	-	-	(34,557)
Finance cost	(325,587)	(105,160)	-	(688)	(431,435)
Change in fair value of warrant liability	-	-	-	38,363	38,363
Income tax expenses	(38,054)	(237,860)	-	-	(275,914)
Segment profit/(loss)	2,182,859	2,113,305	-	(9,140,662)	(4,844,498)

2023
Segment revenue	18,565,897	13,206,389	-	-	31,772,286
Cost	(17,156,622)	(10,963,884)	-	-	(28,120,506)
Other income	1,212,231	618,668	-	-	1,830,899
Selling and marketing expenses	(46,188)	(145,394)	-	-	(191,582)
General and administrative expenses	(904,227)	(606,278)	-	(2,335,862)	(3,846,367)
Other expenses	(14,214)	(13,567)	-	-	(27,781)
Finance cost	(160,662)	(58,086)	-	(109,862)	(328,610)
Income tax expenses	(133,672)	(90,630)	-	-	(224,302)
Segment profit/(loss)	1,362,543	1,947,218	-	(2,445,724)	864,037

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore. Other non-current assets such as right-of-use assets are predominantly regional assets that are not attributed to a segment.

Segment assets and liabilities

	IFM services	Manpower outsourcing services	Other services	Unallocated	Total
	USD	USD	USD	USD	USD
2025
Total assets	13,738,045	13,340,845	7,156,405	106,306	34,341,601
Total liabilities	13,944,319	2,398,246	1,307,519	3,081,799	20,731,883

2024
Total assets	2,896,892	8,022,029	-	4,450,471	15,369,392
Total liabilities	5,608,602	2,684,509	-	881,706	9,174,817

Geographic allocation

All business units of the Group are operating in Singapore, Malaysia, Hong Kong, Thailand, Vietnam, United Kingdom, Netherlands, Germany, United Arab Emirates and Australia.  The Group allocates revenue on the basis of the location of the customer. The geographic revenue generates majority from Singapore and Malaysia, while less than 10% of the Group’ revenue generated from other countries. And non-current assets are mainly located in Singapore and Malaysia. IFRS 8 requires the disclosure of revenue from external customers and non-current assets by geographical area. However, the information necessary to provide a meaningful geographical breakdown of non-current assets by individual country is not readily available. The cost to develop and maintain such information on a consistent and reliable basis would be excessive. Accordingly, the Group has not disclosed the geographical information of non-current assets required by paragraph 33 of IFRS 8.

	Revenue
	2025	2024	2023
	USD	USD	USD
Singapore	45,910,496	35,276,322	29,158,317
Malaysia	8,751,244	5,676,996	2,613,969
Others	2,583,427	150,071	-
Total	57,245,167	41,103,389	31,772,286

19	INCOME AND EXPENSES

i)	Other income

	2025	2024	2023
	USD	USD	USD
Government grant income*	696,161	852,843	1,207,154
Other operating income**	378,422	544,080	455,943
Others	95,135	303,589	167,802
Total other income	1,169,718	1,700,512	1,830,899

*	Government grant income in FY2025 was provided by Singapore Government mainly through the Progressive Wage Credit Scheme and Enabling Employment Credit.

**	Other operating income was related to a license grant fee charge to YY Circle (Thailand) Ltd and YY Circle (HK) Pte Ltd, which are unrelated parties with the Company.

ii)	Other expenses

	2025	2024	2023
	USD	USD	USD
Late charges & fine	(44,640)	(34,557)	(27,781)
Loss on disposal of PPE	(12,561)	-	-
Total other expenses	(57,201)	(34,557)	(27,781)

iii)	Expenses by nature

Total cost of revenue, selling and marketing expenses, general and administrative expenses include expenses of the following nature:

	2025	2024	2023
	USD	USD	USD
Advertisement and promotions	579,170	328,586	191,582
Agent fee	2,080,000	-	-
Allowance for impairment loss on receivables	756,241	-	-
Amortization and depreciation	934,211	371,517	288,557
Legal and professional fee	1,676,481	603,411	584,145
Office expenses	1,179,440	327,733	216,332
Rental of equipment and others	247,363	277,005	292,897
Staff expenses and wages	46,959,174	34,215,044	27,172,767
Share-based compensation	6,650,179	5,158,990	-
Transportation	140,098	86,561	90,737
Insurance expenses	277,795	187,111	237,097
Impairment loss on net investment	307,732	-	-
Other operating expenses	9,970,620	5,388,898	3,084,341
Total cost of revenue, selling and marketing expenses, general and administrative expenses	71,758,504	46,944,856	32,158,455

20	FINANCE COST

	2025	2024	2023
	USD	USD	USD
Fees from trade receivable factoring	578,286	312,768	218,749
Interest expenses from lease liabilities	137,282	67,702	10,088
Interest expenses from guaranteed bank loans	313,219	50,965	89,903
Interest expenses of convertible loan	-	-	9,870
Total finance cost	1,028,787	431,435	328,610

21	INCOME TAX EXPENSES

	2025	2024	2023
	USD	USD	USD
Current tax expense
Current year	221,627	268,715	115,833
Changes in estimates related to prior years	(76,060)	3,613	30,607
Deferred tax (credit)/expense
Origination and reversal of temporary difference	(184,331)	(8,089)	77,862
Changes in estimates related to prior years	-	11,675	-
Income tax expenses	(38,764)	275,914	224,302

The tax on the Group’s (loss)/profit before income tax differs from the theoretical amount that would arise using the Singapore’s standard rate of income tax as follows:

	2025	2024	2023
	USD	USD	USD
Reconciliation between tax expenses and accounting profit at applicable tax rate
(Loss)/Profit before tax	(21,622,562)	(4,568,584)	1,088,339
Tax at the Singapore statutory rate	(3,675,836)	(776,659)	185,018
Share-based compensation	1,130,530	877,029	-
Difference from the effect of tax rates in a foreign jurisdiction	1,075,835	128,371	10,583
Impairment loss on goodwill	943,743	-	-
Tax losses-unrecognized deferred tax assets	598,983	48,008	-
Non-deductible expenses	58,034	9,925	11,084
Other non-taxable Income	(93,993)	(26,048)	(12,990)
Changes in estimates related to prior years	(76,060)	15,288	30,607
Income tax expenses	(38,764)	275,914	224,302

	2025	2024
	USD	USD
Deferred tax assets
Lease liability	191,186	206,140
Allowance for credit losses	154,391	14,329
Deferred tax liabilities
Right-of-use assets	171,671	207,311
Depreciation	36,876	15,860
Asset appreciation during acquisition	656,927	-

Net deferred tax liabilities	(519,897)	(2,702)

Movement in deferred tax liabilities:

	Accelerated tax depreciation	Right-of-use assets	Asset appreciation from business combinations	Total
	USD	USD	USD	USD
Balance at January 1, 2024	(11,997)	(13,334)	-	(25,331)
Recognized in profit or loss	(4,301)	(197,631)	-	(201,932)
Effect of movement in exchange rates	438	3,654	-	4,092
Balance at December 31, 2024 and January 1, 2025	(15,860)	(207,311)	-	(223,171)
Addition from business combinations	-	-	(702,954)	(702,954)
Recognized in profit or loss	(19,748)	47,152	47,091	74,495
Effect of movement in exchange rates	(1,268)	(11,512)	(1,064)	(13,844)
Balance at December 31, 2025	(36,876)	(171,671)	(656,927)	(865,474)

Movement in deferred tax assets:

	Tax losses carried forward	Lease liability	Allowance for credit losses	Total
	USD	USD	USD	USD
Balance at January 1, 2024	11,734	14,335	-	26,069
Recognized in profit or loss	(11,675)	195,453	14,568	198,346
Effect of movement in exchange rates	(59)	(3,648)	(239)	(3,946)
Balance at December 31, 2024 and January 1, 2025	-	206,140	14,329	220,469
Recognized in profit or loss	-	(26,738)	136,574	109,836
Effect of movement in exchange rates	-	11,784	3,488	15,272
Balance at December 31, 2025	-	191,186	154,391	345,577

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Thus, deferred tax assets are recognized at the amount that is probable to be realized on a net basis. The Group has not recognized deferred tax assets in respect of certain unused tax losses because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom. As of December 31, 2025, net operating losses of $5,505,202 from the Singapore, Australia, UK, Netherlands, UAE, Hong Kong and Germany subsidiaries can be carried forward indefinitely. Net operating loss carryforwards from other jurisdictions of $171,497 will expire in calendar years 2030, 2032 and 2040, if not utilized.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2025 and 2024, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

22	SHARE BASED COMPENSATION

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense immediately at the grant date if no vesting conditions are required. The fair values of share options are determined with reference to the fair value of the underlying shares. Share-based compensation expense, when recognized, is charged to the consolidated statements of profit or loss and other comprehensive (loss)/income with the corresponding entry to capital reserve as disclosed in Note 16. On each measurement date, the Company reviews external sources of information to determine the fair value of the shares which measured at the closing market price and related share-based compensation expense.

We recognized share-based compensation expense of $6,650,179, $5,158,990 and nil in FY2025, FY2024 and 2023, respectively.

●	Restricted Shares

On July 8, 2024, YY Group Holding Limited (the “Company”) entered into employee stock compensation plan with its employees by offering opportunity for them to purchase the Class A ordinary shares in the Company as their incentive for the successful IPO to foster their long-term commitment to the Company in the past.

	Number of shares**	Weighted average exercise price**		Weighted average grant date FV**
Balance as of December 31, 2023	-	-		-
Granted	4,105	0.02385	*	38.00
Cancelled/forfeited	-	-		-
Vested	4,105	0.02385	*	38.00
Balance as of December 31, 2024 and 2025	-	-		-

	2025	2024	2023
Share-based compensation	-	155,990	-

*	The weighted average exercise price of USD 0.02385 is calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

**	The number of shares, weighted average exercise price and weighted average grant date FV are presented on a retroactive basis to reflect the Company’s reverse share split on March 23, 2026.

●	2023 Share Incentive Plan

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

	Maximum***	Number of shares granted***

2023 Share Incentive Plan	66,000	66,000

	Number of shares***	Weighted average exercise price***		Weighted average grant date FV***
Balance as of December 31, 2023	-	-		-
Granted of December 5, 2024	48,000	0.000015	*	92.00
Granted of December 31, 2024	18,000	0.000015	*	92.00
Cancelled/forfeited	-	-		-
Vested	66,000	0.000015	*	92.00
Balance as of December 31, 2024	-	-		-

	2025		2024	2023
Share-based compensation	1,081,000	**	5,003,000	-

*	The weighted average exercise price of USD 0.0000015 is calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

**	As of December 31, 2024, the Company recorded a prepaid balance of $1,081,000 relating to payments made to consultants, which was recognized as share-based compensation expenses during 2025.

***	The number of shares, weighted average exercise price and weighted average grant date FV are presented on a retroactive basis to reflect the Company’s reverse share split on March 23, 2026.

●	2024 Share Incentive Plan

YY Group Holding Limited adopted the 2024 Share Incentive Plan for the purpose of granting stock options and incentive stock options to employees, executive and consultants to provide incentives for motivate, attract, and retain the services. For the consultants engaged by the Company shall assist the Company as a strategic business advisor to identify opportunities to expand the Company’s presence in China manpower outsourcing and cleaning services market. Any Class A Ordinary Shares covered by an award granted under the 2024 Share Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2024 Share Incentive Plan. The following is the maximum aggregate number of shares which may be issued pursuant to all awards under the 2024 Share Incentive Plan:

	Maximum**	Number of shares granted**

2024 Share Incentive Plan	70,000	70,000

	Number of shares**	Weighted average exercise price**		Weighted average grant date FV**
Balance as of December 31, 2024	-	-		-
Granted of February 3, 2025	43,000	0.000015	*	90.00
Granted of December 5, 2025	27,000	0.000015	*	10.00
Cancelled/forfeited	-	-		-
Vested	70,000	0.000015	*	90.00
Balance as of December 31, 2025	-	-		-

	2025	2024	2023
Share-based compensation	4,140,000	-	-

●	2025 Share Incentive Plan

YY Group Holding Limited adopted the 2025 Share Incentive Plan for the purpose of granting stock options and incentive stock options to employees, executive and consultants to provide incentives for motivate, attract, and retain the services. For the consultants engaged by the Company shall assist the Company as a strategic business advisor to identify opportunities to expand the Company’s presence in China manpower outsourcing and cleaning services market. Any Class A Ordinary Shares covered by an award granted under the 2025 Share Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2025 Share Incentive Plan. The following is the maximum aggregate number of shares which may be issued pursuant to all awards under the 2025 Share Incentive Plan:

	Maximum**	Number of shares granted**

2025 Share Incentive Plan	130,000	130,000

	Number of shares**	Weighted average exercise price**		Weighted average grant date FV**
Balance as of December 31, 2024	-	-		-
Granted of December 5, 2025	130,000	0.00001	*	10.00
Vested	130,000	0.00001	*	10.00
Balance as of December 31, 2025	-	-		-

	2025	2024	2023
Share-based compensation	1,300,000	-	-

*	The weighted average exercise price of USD 0.000015 and USD 0.00001 are calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

(i)	The Employee grant shares vested immediately on the grant date, but Employee agrees that they may not sell, transfer, assign, pledge, or otherwise dispose of any Shares granted under the agreement for a period of 1 year from the date of grant (“Restriction period”). Except for the specified restriction period, no other restrictive legend applies.

(ii)	The Grant shares under 2023, 2024 and 2025 Share Incentive Plan vested immediately. The Shares vested and exercisable on the grant date.

**	The number of shares, weighted average exercise price and weighted average grant date FV are presented on a retroactive basis to reflect the Company’s reverse share split on March 23, 2026.

●	Transfer shares from treasury shares

On April 11, 2025, the “Company entered into a Share Transfer Agreement (the“Agreement”) with Qin Qin. Qin Qin serves as the director of the Company’s subsidiary, YY Smart. The Company granted shares to Qin Qin to reward her for her contributions to the business. The Company transferred 55,556 Class A ordinary shares from treasury shares to Qin Qin at a total purchase price of $1 on April 11, 2025, historical cost of $0.7084 per share.

	Number of shares***	Weighted average exercise price***		Weighted average grant date FV***
Balance as of December 31, 2024	-	-		-
Granted	1,112	0.0008993	*	47.50
Cancelled/forfeited	-	-		-
Vested	1,112	0.0008993	*	47.50
Balance as of December 31, 2025	-	-		-

	2025		2024	2023
Share-based compensation	52,779	**	-	-

*	The weighted average exercise price of USD 0.0008993 is calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

**	The number of shares, weighted average exercise price and weighted average grant date FV are presented on a retroactive basis to reflect the Company’s reverse share split on March 23, 2026.

On October 6, 2025, YY Group Holdings Limited (the “Company”) entered into a Consulting Services

Agreement (the “Agreement”) with FMW Media Works LLC (the “Consultant”). The Consultant is tasked with providing business development, media production, and public relations services for a 12-month term ending on October 5, 2026. Based on the agreement, a total of 800,000 shares of Rule 144 restricted stock earned in stages upon signing.

	Number of shares***	Weighted average exercise price***		Weighted average grant date FV***
Balance as of December 31, 2024	-	-		-
Granted	16,000	0.0000625	*	19.10
Cancelled/forfeited	-	-		-
Vested	4,000	0.0000625	*	19.10
Balance as of December 31, 2025	12,000	0.0000625	*	19.10

	2025		2024	2023
Share-based compensation	76,400	**	-	-

*	The weighted average exercise price of USD 0.0000625 is calculated by dividing the total exercise price of the granted shares by the total number of shares granted. The total exercise price is determined by multiplying the number of shares in each grant by its respective exercise price and dividing the sum by the total number of shares granted.

**	As of December 31, 2025, the unrecognized share-based compensation is $229,200.

***	The number of shares, weighted average exercise price and weighted average grant date FV are presented on a retroactive basis to reflect the Company’s reverse share split on March 23, 2026.

23	RELATED PARTIES

i)	Transactions with key management personnel

a)	Key management personnel compensation

Compensation to Directors and executive officers of the Group comprised the following:

	2025	2024	2023
	USD	USD	USD
Short-term employee benefits	521,801	684,902	449,068
Share-based compensation	3,154,000	136,800	-

b)	Key management personnel transactions

The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or significant influence were as follows.

	Transaction values for the years ended December 31,			Balance outstanding as at December 31,
	2025	2024	2023	2025	2024
	USD	USD	USD	USD	USD
Repayment (from)/loan to a shareholder, net***	(25,576)	211,102	(458,403)	(245,962)	(207,636)
Payment made on behalf of the Company by a shareholder and amount due to a shareholder *	(173,502)	(6,144)	(59,559)	(245,111)	(64,854)
Rental expenses to a related party and rental payable to a director**	-	-	(31,311)	-	-

*	The CEO paid the interest of convertible note on behalf of the Company.

**	Amount due to this related party represents the lease payable to the employee dormitory rented from a director.

***	It represented loan and advance from a shareholder which net off with the repayment for operational purposes. On September 10, 2024, Hong Ye Group Private Limited entered into a loan agreement with the CEO, Fu Xiaowei. The loan amounted to S$450,000 which equal to $336,331 with 8% per annum interest-bearing was due on December 9, 2024 and extended to be repayable on demand. As of December 31, 2025, the outstanding balance of the loan amounted to S$450,000.

ii)	Other related party transactions

	Transaction values for the years ended December 31,			Balance outstanding as at December 31,
	2025	2024	2023	2025	2024
	USD	USD	USD	USD	USD
Prepayment to a related party	726,506	359,142	-	380,433	353,245
Upkeeping and maintenance service provided by a related party and payable to a related party	(341,218)	(90,809)	(40,083)	-	(29,773)
Payment made by the Company on behalf of a related party	80,969	33,147	-	114,004	32,603
Landscape crew outsourcing service provided to a related party and receivable from a related party	26,112	35,530	32,153	5,775	65,285
Outdoor landscape service provided by a related party and payable to a related party	(24,065)	(7,332)	(6,143)	(11,934)	(4,995)
YY App license grant service provided to a related party	-	-	111,823	-	-
Back charged lease payment to a related party	16,831	-	-	1,425	-

iii)	Summary of Related Party Balances

	As of December 31,
	2025	2024
	USD	USD
Amount due from related parties	501,637	451,133
Amount due to related parties	(503,007)	(307,258)

24	FINANCIAL INSTRUMENTS

i)	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk

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

In addition, the Company has a sizable customer base which minimizes the concentration of credit risk and the aggregate value of transactions concluded is spread amongst approved counterparties. The Company does not have any customers’ receivable which account for more than 10% of total accounts receivable. For the years ended December 31, 2025, 2024 and 2023, expected credit losses of $68,666, $62,425 and nil were recognized in profit or loss against financial assets.

As of December 31, 2025, the company has a concentration of credit risk in accounts payable, with the top 10 suppliers accounting for 65% of total accounts payable balance as of December 31, 2025. The largest supplier A represents 15% ($409,163) of total account payable, followed by Supplier B at 10% ($277,970). Additionally, the top 10 suppliers by purchase amount make up 73% of total purchases, with Supplier C being the largest supplier at 21% ($1,530,033). Supplier D follows at 15% ($1,061,577). As of December 31, 2024, the top 10 suppliers accounted up 73% of total accounts payable. The concentration of credit risk in accounts payable decreased, indicating that the Company’s financial obligations became less concentrated among a limited group of vendors, thereby reducing its exposure to supplier-related risks.

The largest accounts payable contributor in 2024 was Supplier A which accounted for 17% ($215,308) of total accounts payable balance, followed by Supplier B at 16% ($205,611). The high concentration in accounts payable meant that any financial distress among these key suppliers could have significantly impacted the company’s cash flow and operational stability. For purchases, the concentration remained at 73% in 2025, indicating that a substantial portion of purchases continued to be concentrated among a few key suppliers and reflecting the Company’s ongoing reliance on a small number of vendors.

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

The aging of trade receivables were as follows:

	Total	Current (≤ 30 days)	31-60 days	61-90 days	≥91 days
Trade receivables	8,278,112	6,704,924	466,913	359,039	747,236
Loss allowance for expected credit loss	(62,425)	(445)	(240)	(433)	(61,307)
As at December 31, 2024	8,215,687	6,704,479	466,673	358,606	685,929

Trade receivables	12,207,008	10,014,210	918,055	380,704	894,039
Loss allowance for expected credit loss	(68,666)	(471)	(255)	(459)	(67,481)
As at December 31, 2025	12,138,342	10,013,739	917,800	380,245	826,558

The Company accrued provision for allowance for credit losses of $495,646 for trade receivables which were written off during the year ended December 31, 2025.

Trade receivables factoring program

A subsidiary of the Company in Singapore has an agreement to factor, on a limited recourse basis, certain of its trade receivables up to a limit of S$7.4 million in exchange for advanced funding up to 90% of the principal value of the invoice as of December 31, 2025 The Company is charged a service fee of 0.35% based on the face value of the invoices assigned and interest rate of 7.7% per annum, based on the number of days between the funds release date and customer payment date. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the trade receivables, the Company receives cash proceeds and continues to service the trade receivables on behalf of the third-party financial institution. The program does not meet the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company retained substantially all the risks and rewards of ownership upon the factoring of a trade receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.

The Group does not have collateral in respect of outstanding trade receivables. The Group does not have trade receivables for which no allowance is recognized because of collateral.

The exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	Net carrying amount as at December 31,
	2025	2024
	USD	USD
Singapore	8,977,396	6,015,877
Malaysia	2,390,974	2,082,111
Others	769,972	117,699
Total	12,138,342	8,215,687

c)	Liquidity risk

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

As part of their overall liquidity management, the Group maintains sufficient levels of funds to meet its working capital requirements and financed mainly through the trade receivable factoring program and long-term guaranteed bank loans (see Note 15).

The following are the contractual maturities of financial liabilities considered in the context of the Group’s liquidity risk management strategy. The amounts are gross and undiscounted and include contractual interest payments.

For the years ending December 31,	2026	2027	2028	2029	Thereafter	Total	Imputed interests	Carrying amount as of December 31, 2025
	USD	USD	USD	USD	USD	USD	USD	USD
Financial liabilities
Guaranteed Bank and financial institution loans	1,061,921	363,925	105,658	95,239	154,513	1,781,346	201,966	1,579,380
Trade and other payables	10,837,525	-	-	-	-	10,837,525	-	10,837,525
Lease obligation	538,597	469,182	460,972	172,202	126,374	1,767,327	237,926	1,529,401
Total contractual obligations	12,438,043	833,107	566,630	267,441	280,887	14,386,198	439,892	13,946,306

d)	Market risk

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

If interest rates on guaranteed bank loans had been 100 basis points higher/lower and all other variables were held constant, the Group’s post-tax profit for the year would decrease/increase by approximately $7,563, $5,115 and $62,026 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

iii)	Accounting classification and fair values

The fair values of the Group’s financial instruments (other than warrant liabilities) approximate their carrying amounts due to the short-term maturity of these instruments.

The liability component of the convertible loan is recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was measured using Level 3 fair value.

The warrant liabilities are recognized initially at the fair value and remeasured at fair value at each reporting period end using Black-Scholes model, which was measured using Level 3 fair value.

The following table show the valuation techniques used in measuring Level 3 fair values for the warrant liabilities in the statement of financial position, as well as the significant unobservable inputs used.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs
Liability
2024 Warrant liabilities	Black-Scholes Model / Monte Carlo Simulation: The valuation model considers factors such as stock price, volatility, risk-free rate, and time to expiration to determine the fair value of the warrants.

- Expected stock price volatility, assessed at 58.86%, 116.79% and 125.93% based on peer Companies, historical trends and market conditions as of issuance date, December 31, 2024 and December 31, 2025, respectively. - Risk-free interest rate of 4.787% , 4.220% and 3.550%, based on government bond yields as of issuance date and December 31, 2024, respectively.

- Expected life of the warrants, estimated at 3 years, 2.31 years and 1.31 years as of issuance date, December 31, 2024 and December 31, 2025, respectively.

Changes in stock price volatility, risk-free rate, or expected life will impact the fair value of warrant liabilities, leading to fluctuations in financial statements.

2025 Warrant liabilities	Black-Scholes Model / Monte Carlo Simulation: The valuation model considers factors such as stock price, volatility, risk-free rate, and time to expiration to determine the fair value of the warrants.

- Expected stock price volatility, assessed at 92.90% and 92.30% based on peer Companies, historical trends and market conditions as of issuance date and December 31, 2025 respectively. - Risk-free interest rate of 3.500% and 3.568%, based on government bond yields as of issuance date and December 31, 2024, respectively.

- Expected life of the warrants, estimated at 3.5 years and 3.2 years as of issuance date and December 31, 2024, respectively.

Changes in stock price volatility, risk-free rate, or expected life will impact the fair value of warrant liabilities, leading to fluctuations in financial statements.

The Group used the interest rate for the long-term borrowings without conversion right to calculate the cash flow, based on which, the Group determined the fair value of the liability component using the present value.

The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from warranty liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2025
			Recognized in profit or loss
	Input	Change	Favorable change	Unfavorable change
2024 Warrant liabilities	Expected volatility	±10%	$183	$277
2025 Warrant liabilities	Expected volatility	±10%	$182,000	$174,000
			182,183	174,277

During the years ended December 31, 2025, 2024 and 2023, there were no transfers among instruments in level 1, level 2 or level 3.

25	CONTINGENCIES

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

26	SUBSEQUENT EVENTS

The Company has assessed all events and transactions that occurred after December 31, 2025 up through April 21, 2026, there are not any material subsequent events that require disclosure in these consolidated financial statements, other than the events disclosed elsewhere in the Notes to the consolidated financial statements and the events disclosed below:

YY Group US Inc.,

On January 7, 2026, YY Group US Inc was incorporated in the State of Delaware as a private company limited by shares. The organizational meeting (and confirmation that the Articles of Incorporation were filed/issued on the same date) was held on January 7, 2026. YY Group Holding Limited holds 100% of the shares in YY Group US Inc. The initial director is Yilei Yu, who also serves as President/CEO, CFO and Secretary. YY Group US Inc functions as the U.S. holding entity, holding 95% of YY Circle CA Inc and 95% of YY Circle NYC Inc, with the remaining 5% in each held by Yilei Yu.

YY Circle CA Inc.

On January 2, 2026, YY Circle CA Inc was incorporated in the State of California as a CA General Stock Corporation.

Following incorporation, the organisational meeting confirmed the initial shareholding as YY Group US Inc (95%) and Yilei Yu (5%), and appointed Yilei Yu as the sole initial director and as President/CEO, CFO (deemed Treasurer), and Secretary.

YY Circle NYC Inc.

On January 12, 2026, New York State Department of State accepted the filing of the Certificate of Incorporation for YY Circle NYC Inc. Following incorporation, the organizational meeting confirmed the initial shareholding as YY Group US Inc (95%) and Yilei Yu (5%), and appointed Yilei Yu as the sole initial director and as CEO.

Transfer shares from treasury shares

On January 19, 2026, the Company transferred 800,000 Class A shares to FMW Media Works LLC in accordance with the terms of the Consulting Services Agreement dated October 6, 2025. Such shares represented equity consideration payable to the consultant in connection with the services to be provided under the agreement. The transfer was completed pursuant to a stock power executed on January 19, 2026.

Warrant Repurchase Agreements

Subsequent to December 31, 2025, on January 27, 2026, the Company entered into warrant repurchase agreements with certain holders of warrants originally issued in September 2025. Pursuant to the repurchase agreements, the Company agreed to repurchase and cancel the warrants at a repurchase price of $0.06 per Class A ordinary share issuable upon exercise of the warrants, for an aggregate purchase price of $857,143. In addition, the Company granted the warrant holders a pro rata participation right of one third in any subsequent placement (subject to certain exemptions) undertaken by the Company for the period from the date of the repurchase agreements through December 11, 2026.

Secured Promissory Note and Share Pledge

On January 28, 2026, the Company issued a secured promissory note to Ault Lending, LLC with a stated principal amount of $1,100,000 for a purchase price of $1,000,000, which principal amount included an original issue discount of $80,000 and an origination fee of $20,000. The note bears interest at 10% per annum and matures on March 29, 2026, and restricts voluntary prepayment without lender consent while providing for mandatory prepayments from certain debt or equity financing proceeds. In connection with the note, the Company’s Chief Executive Officer and Executive Director entered into a pledge agreement pursuant to which they pledged 100% of their Class A and Class B ordinary shares as collateral to secure the Company’s obligations under the note. On March 4, 2026, the Company repaid the note in full, including accrued interest, in an aggregate amount of $1,109,945.21 to Ault Lending, LLC.

Convertible Notes and Warrants Financing

On February 27, 2026, the Company entered into a securities purchase agreement with certain institutional investors for a financing in two tranches, pursuant to which the Company agreed to issue (i) up to $11,880,000 aggregate principal amount of 8% original issue discount convertible promissory notes (gross proceeds of up to $11,000,000 prior to fees and expenses) and (ii) warrants exercisable for Class A ordinary shares. The notes have a 24-month term and bear interest at 10% per annum (subject to increase upon an event of default), and are convertible into Class A ordinary shares at a conversion price determined by a formula that includes a floor price and a variable discount to recent trading prices, subject to customary adjustments and beneficial ownership limitations. The warrants are exercisable for up to five years after issuance, include a cash exercise feature (and, in certain circumstances, a cashless exercise), and have an initial exercise price subject to adjustment. The initial closing occurred on March 2, 2026, at which time the Company received net proceeds of $4,105,000. The Company disclosed that the proceeds from the initial tranche were expected to be used primarily for working capital purposes, including the repayment of the Company’s January 2026 secured promissory note to the extent outstanding, as well as investor relations/public relations activities and the purchase of preferred stock of an affiliate of the lead investor, in each case subject to the terms of the transaction.

During March 2026, holders exercised a series of partial conversions of the Convertible Notes and exercises of the Warrants. An aggregate principal amount of $375,000 of Convertible Notes, together with approximately $760 of accrued interest, was converted into an aggregate of 76,347 (3,817,336 prior to 50-for-1 reverse share split) Class A Ordinary Shares between March 9, 2026 and March 12, 2026. In addition, holders exercised warrants relating to an aggregate of 25,080,000 underlying warrant shares between March 2, 2026 and March 19, 2026, resulting in the issuance of 624,829(31,241,443 prior to 50-for-1 reverse share split) Class A Ordinary Shares on a cashless exercise basis. In total, the Company issued 701,176 (35,058,779 prior to 50-for-1 reverse share split) Class A Ordinary Shares in connection with such March 2026 Convertible Note conversions and Warrant exercises. Subsequently, on April 13, 2026, an additional warrant was exercised on a cashless basis for 50,000 warrant shares, resulting in the issuance of 44,022 Class A Ordinary Shares. No cash proceeds were received by the Company in connection with such exercise.

At-the-Market Offering Program

On February 27, 2026, the Company entered into an At-the-Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, as lead sales agent, and Wilson-Davis & Co., Inc., as an additional sales agent (collectively, the “Sales Agents”), relating to the offer and sale of the Company’s Class A ordinary shares, no par value, from time to time through an “at-the-market offering” program. Pursuant to the Sales Agreement, the Company may offer and sell Class A ordinary shares having an aggregate offering price of up to $20 million.

Sales of shares under the Sales Agreement, if any, will be affected in accordance with the Sales Agents’ customary trading and sales practices and applicable laws and regulations. The Sales Agents are entitled to a commission equal to 3.75% of the gross proceeds from any shares sold under the Sales Agreement, and the Company has agreed to provide customary indemnification and contribution to the Sales Agents. There is no escrow arrangement for proceeds. As of March 30, 2026, the Company had raised aggregate net proceeds of $3.29 million under the ATM program.

Share Purchase Agreement

On March 18, 2026, the Company entered into a Share Purchase Agreement with Ault & Company, Inc. (“Ault”), pursuant to which the Company may purchase, from time to time, up to 250,000 shares of Ault’s Series C Redeemable Preferred Stock at a purchase price of $1,000 per share, for a maximum aggregate investment amount of $250 million (the “Transaction”). The Company’s purchase obligation is subject to the satisfaction of certain conditions, including the delivery of drawdown notices in accordance with the agreement. The Transaction contemplates multiple closings, and the “Termination Date” is defined as the date of the final Subsequent Tranche Closing Date, which shall be no later than two years from the Initial Tranche Closing Date. In connection with the Initial Tranche Closing on February 27, 2026, $1 million of the Initial Tranche proceeds was designated for the purchase of Ault preferred stock. As the definitive transaction documents had not yet been executed and delivered as of the Initial Tranche Closing Date, such amount was deposited with an escrow agent in March 2026 pending the satisfaction of the applicable release conditions. Upon satisfaction of such conditions, the escrowed funds will be released to complete the preferred stock purchase.

Reverse Stock Split (March 2026)

On March 19, 2026, the Company announced that its Board of Directors approved a 50-for-1 reverse stock split of the Company’s Class A ordinary shares. The Company’s Class A ordinary shares began trading on a split-adjusted basis on March 23, 2026 under the ticker symbol “YYGH,” and the Company’s Class A ordinary shares were assigned a new CUSIP number (G9888Q111).

Upon effectiveness of the reverse stock split, every fifty (50) issued and outstanding Class A ordinary shares were combined into one (1) issued and outstanding Class A ordinary share, with no change to the no-par value per share. The reverse stock split reduced the number of outstanding Class A ordinary shares from approximately 213.4 million to approximately 4.3 million. No fractional shares were issued in connection with the reverse stock split, and shareholders who would otherwise have been entitled to receive a fractional share received one full share. The reverse stock split was primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its Nasdaq listing.