Form 20-F/A
period 2025-12-31
YY Group Holding Ltd.
filed 2026-04-24
CIK 1985337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No.1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of YY Group Holding Limited (the “Company”) for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on April 21, 2026 (the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in Items 3, 4, 6, 7, 10 of Part I, Items 14, 16 of Part II, and Item 19 of Part III of the Original Filing. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Original Filing are hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including new certifications by the Company’s principal executive officer and principal financial officer are exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act. Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequently to the date of the Original Filing.

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

Risks related to Our Business and Industry

●	Our key customers for our manpower outsourcing and cleaning service businesses contribute to a significant portion of our revenues in each of these business segments. A non-renewal of these contracts could have a material adverse effect on our business, financial condition and results of operations (on page 4).

●	We depend on a small number of individuals who constitute our current management (on page 4).

●	Our industry is subject to extensive government regulation and the imposition of additional regulations could materially harm our future earnings (on page 4).

●	We may not be able to maintain and/or obtain approvals, licenses, and registrations necessary to carry on or expand our business (on page 4).

●	We may from time to time be subject to legal and regulatory proceedings and administrative investigations (on page 5).

●	Misconduct and errors by our employees could harm our business and reputation (on page 5).

●	We may incur employment related claims or other types of claims and costs that could materially harm our business (on page 5).

●	We operate in a highly competitive industry and may be unable to retain customer or market share (on page 6).

●	Our manpower outsourcing business model has a short cashflow conversion cycle (on page 6).

●	Our business model and growth strategy depend on our ability to attract users to our online platform in a cost-effective manner (on page 6).

●	We rely heavily on Internet search engines and mobile application stores to direct traffic to our website and our mobile application, respectively (on page 7).

●	If we fail to adopt new technologies or adapt our platform and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected (on page 7).

●	Our business generates and processes a large amount of consumer data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences (on page 7).

●	We may be unable to adequately protect our intellectual property and proprietary rights or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 8).

●	We rely on certain technology and software licensed from third parties (on page 8).

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities (on page 9).

●	Errors or inaccuracies in our business data and algorithms may adversely affect our business decisions and the customer experience (on page 9).

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 (on page 9).

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth (on page 10).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 10).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 10).

●	We are critically dependent on workers’ compensation insurance coverage at commercially reasonable terms, and unexpected changes in claim trends on our workers’ compensation may negatively impact our financial condition (on page 11).

●	We may not be able to successfully implement our business strategies and future plans (on page 11).

●	We may be unable to effectively consolidate our recently acquired subsidiaries (on page 11).

Risks related to our Securities

●	We may not maintain the listing of our Class A Shares on Nasdaq which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions (page 11).

●	The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors (page 12).

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline (page 12).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 13).

●	Short selling may drive down the market price of our Class A Shares (page 13).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 13).

●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 14).

●	As a “controlled company” under the rules of Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders (page 14).

●	As a company incorporated in the BVI, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards (page 14).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law (page 15).

●	Certain judgments obtained against us by our shareholders may not be enforceable (page 15).

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Shares less attractive to investors (page 16).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (page 16).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (page 16).

●	Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 16).

●	Further issuances of Class A Shares pursuant to the 2024 Employee Share Incentive Plan (“ESIP”) may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company (page 17).

●	As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Listing standards (page 17).

●	Our stock option plan may adversely impact our financial results, and, in turn, could adversely impact the trading price of our shares (page 17).

●	We incur increased costs as a result of being a public company and will incur further costs after we cease to qualify as an emerging growth company (page 17).

●	We may fail to maintain compliance with the continued listing requirements of the Nasdaq Capital Market in the future, which could lead to the delisting of our Class A Ordinary Shares (page 17).

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

We may be unable to effectively consolidate our recently acquired subsidiaries.

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

Mr. Fu Xiaowei indirectly controls approximately 6.649% and 100% of our issued and outstanding Class A Shares and Class B Shares, respectively, representing 99.98% of the total voting power as of the date of this annual report.

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

As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Listing standards.

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

Our 2023, 2024 and 2025 ESIP permits the grant of restricted shares. Under applicable accounting standards, we may be required to record a liability and a related expense in our financial statements for potential future cash settlements of equity compensation awards. The recording of this liability could have an adverse impact on and create volatility in our financial results and, in turn, could adversely impact the trading price of our shares.

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

We may fail to maintain compliance with the continued listing requirements of the Nasdaq Capital Market in the future, which could lead to the delisting of our Class A Ordinary Shares.

While we recently regained compliance with Nasdaq’s minimum bid price requirement following a 50-for-1 reverse share split effective March 23, 2026, there is no guarantee that we will be able to sustain compliance with the $1.00 minimum bid price or other continued listing standards. Our ability to maintain a minimum bid price is largely dependent on the market price of our Class A Ordinary Shares, which is subject to significant volatility and broader macroeconomic conditions beyond our control. If we fail to meet any applicable quantitative or qualitative listing criteria in the future, including requirements regarding our stockholders' equity, the market value of our publicly held shares, or our corporate governance standards, Nasdaq may issue a new notification of deficiency. Any subsequent failure to regain compliance within the allotted grace periods could result in the delisting of our Class A Ordinary Shares.

Item 4. Information on the Company

4. A. History and Development of the Company

Corporate Structure

Our Company was incorporated in the British Virgin Islands on February 21, 2023, under the Companies Act as a company with limited liability. The Company is authorized to issue an unlimited number of shares, divided into Class A Shares of no-par value, and Class B Shares of no-par value (up to a maximum of 5,000,000 Class B Shares). As of December 31, 2025, there are 1,361,726 (68,086,178 prior to 50-for-1 reverse share split) Class A Ordinary Shares issued and outstanding and 5,000,000 Class B Ordinary Shares issued and outstanding. As of the date of this annual report, there are 4,371,392 class A ordinary shares issued and outstanding and 5,000,000 class B ordinary shares issued and outstanding

Organization Chart

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

For the period from January 2025 to July 2025, the Company completed a series of acquisition transactions, which are disclosed in the Company’s reports on Form 6-K and incorporated herein by reference, to acquire interests in the following entities, pursuant to their respective purchase agreements:

●	On January 2, 2025, the Company completed the acquisition of 54% of the total share capital of Mediaplus Venture Group Pte Ltd, a leading digital marketing and web development firm based in Singapore and Malaysia, for consideration consisting of (1) a cash payment of S$1,325,000 and (2) 185 (9,260 prior to 50-for-1 reverse share split) Class A Ordinary Shares. Upon the completion of the acquisition, the Company issued 185 (9,260 prior to 50-for-1 reverse share split) Class A Ordinary Shares to the shareholders of Mediaplus. The Company anticipates that this strategic acquisition will drive a revenue growth of US$20 million over the next three years. This growth will be further supported by YY Group’s concurrent expansion into new markets with its manpower outsourcing business, demonstrating the Group’s commitment to sustained development and diversification.

●	On February 3, 2025, the Company completed the acquisition of 99.99997% of the total share capital of PFS for consideration consisting of (1) a cash payment in the amount of S$816,000; (2) a deferred cash payment in the amount of S$784,000, payable twelve months from completion, subject to a downward adjustment of up to S$500,000 based on the net asset value of PFS as of December 31, 2024; and (3) 150,770 Class A Ordinary Shares (the “Consideration Shares”). Pursuant to the supplemental letter to the SPA dated January 29, 2026, the remaining deferred cash consideration is to be settled in tranches (together with any applicable interest and agreed set-offs): SGD 262,600 will be due on March 2, 2026, SGD 273,000 will be due on June 30, 2026 and SGD 285,120 will be due on September 30, 2026. With respect to the share consideration, the seller agreed to settle such consideration in cash of SGD 392,000 replacing the Consideration Shares, which amount is scheduled to be paid on April 15, 2026. On March 4, 2026, the Company paid SGD 262,600 to the seller, together with interest accrued at 1% per month, in accordance with the amended payment terms.

●	On April 14, 2025, the Company completed the acquisition of 90% of the total share capital of YY Circle (HK) for consideration of 38,000 (1,900,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company. Upon the completion of the acquisition, the Company issued 38,000 (1,900,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company to the shareholders of YY Circle (HK).

●	On June 2, 2025, the Company completed the acquisition of 49% of the total share capital of YY Circle Thailand (“YY Circle (TH)”) for consideration of 40,000 (2,000,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares. Upon completion of the acquisition, the Company issued 40,000 (2,000,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares to the shareholders of YY Circle (TH).

●	On June 5, 2025, the Company completed the acquisition of 100% of the total share capital of Uniforce Security Pte. Ltd. for consideration of S$1,000,000.

●	On June 17, 2025, the Company completed the acquisition of 53% of the total share capital of Transocean Oil Pte. Ltd. (“Transocean”) for consideration of 90,000 (4,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company. Upon the completion of the acquisition, the Company issued 90,000 (4,500,000 prior to 50-for-1 reverse share split) Class A Ordinary Shares of the Company to the shareholders of Transocean.

●	On July 1, 2025, the Company completed the acquisition of 100% of the total share capital of Pesticide Pest Control Pte Ltd. for consideration of S$150,000.

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

On September 10, 2025, the Company entered into a Securities Purchase Agreement, which was amended and restated on September 11, 2025 with certain institutional investors for a follow-on offering of 190,477 (9,523,812 prior to 50-for-1 reverse share split) Class A Ordinary Shares (the “September 2025 Shares”), and warrants to purchase up to 285,715 (14,285,718 prior to 50-for-1 reverse share split) Class A Ordinary Shares (the “September 2025 Warrants”). Each September 2025 Share was sold with 1.5 September 2025 Warrants, at a price of $21.00 ($0.42 prior to 50-for-1 reverse share split) per Class A Ordinary Share and accompanied September 2025 Warrants. The September 2025 Warrants are exercisable immediately after the date of issuance at an exercise price of $25 ($0.50 prior to 50-for-1 reverse share split) per share and will have a term of 3.5 years after issuance. The Company also entered into a placement agency agreement, dated September 10, 2025, with FT Global Capital, Inc. to act as exclusive placement agent on a best efforts basis in connection with the offering, pursuant to which the Company agreed to pay the FT Global Capital, Inc. a cash fee equal to 7.5% of the gross proceeds raised in the Offering and a non-accountable expense allowance of up to $45,000. The Company issued the September 2025 Shares and the September 2025 Warrants on September 11, 2025. The Company received gross proceeds, before deducting any fees or expenses, of approximately $4 million. The Company is using the proceeds for working capital purposes. The securities were offered and sold pursuant to an effective registration statement on Form F-3 (SEC File No. 333-286705), that was filed with the U.S. Securities and Exchange Commission on April 23, 2025, and declared effective on April 30, 2025 (the “F-3 Registration Statement”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 10, 2025.

On October 1, 2025, Lai Wai Kit Andrew and Cheong Hai Poh resigned as the Company’s independent directors and on the same date, approved by the Board of Directors, the Company appointed Lim Kai Ching, and Ngoh York Chao Nicholas as new independent directors of the Company.

On October 23, 2025, the Company received a letter from Nasdaq notifying the Company that the minimum closing bid price per share for its Class A Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Class A Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “YYGH.” Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 20, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Class A Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance. If the Company does not regain compliance by April 20, 2026, the Company may be eligible for additional time, assuming the absence of other deficiencies. On April 15, 2026, the Company received written notice from the Staff that the Company had regained compliance with the Minimum Bid Price Requirement. The closing bid price of the Company’s Class A ordinary shares had been at $1.00 per share or greater for more than ten (10) consecutive business days. In particular, the Staff determined that for the sixteen (16) consecutive business days from March 23, 2026 to April 14, 2026, the Company was able to maintain a minimum bid price of $1.00 per share. The prior bid price deficiency matter is now closed.

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

On January 27, 2026, the Company entered into warrant repurchase agreements with the holders of the September 2025 Warrants (the “Holders”), pursuant to which the Company repurchased all unexercised 285,715 (14,285,718 prior to 50-for-1 reverse share split) September 2025 Warrants at a repurchase price of $3.00 (0.06 prior to 50-for-1 reverse share split) per September 2025 Warrant, for total purchase price of $857,143. The Company has also granted the Holders a participation right on a pro-rata basis of one third in any Subsequent Placement (as defined in the warrant repurchase agreements ), subject to certain exemptions, undertaken by the Company for a period from the date of the warrant repurchase agreements to December 11, 2026.

On January 28, 2026, the Company issued a secured promissory note to Ault Lending, LLC in the principal amount of $1,100,000 for a purchase price of $1,000,000. The principal amount includes an original issuance discount of $80,000 and a one-time due diligence and structuring fee of $20,000. In connection with the promissory note , on January 28, 2026, Fu Xiaowei, the Company’s Chairman of Board and Chief Executive Officer, and Zhang Fan, the Company’s Executive Director (collectively, the “Pledgors” and each, a “Pledgor”), entered into a pledge agreement with the Ault Lending, LLC. Pursuant to the pledge agreement, the Pledgors pledged to the Ault Lending, LLC 100% of the Class A Ordinary Shares and Class B Ordinary Shares of the Company held by the Pledgors (collectively, the “Pledged Shares”). The pledge agreement secures all of the Company’s obligations under the promissory note and grants the Ault Lending, LLC a continuing, first-priority security interest in the Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the promissory note, the Ault Lending, LLC is entitled to exercise customary secured party remedies with respect to the Pledged Shares, subject to applicable notice and cure provisions. In connection with the foregoing offering, Spartan received a placement fee in the amount of $70,000 for serving as placement agent of such offering. In addition, certain employees of Capital Securities, LLC entered into an agreement with Ault Lending, LLC whereby they are participants in the investment by Ault Lending, LLC into the Company as discussed above and such employees may receive profits as a result of such participation. On March 4, 2026, the Company repaid the promissory note in full, including accrued interest, in an aggregate amount of $1,109,945.21 to Ault Lending, LLC.

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

On February 27, 2026, the Company entered into a securities purchase agreement with Ault Lending, LLC and a certain other institutional investor, pursuant to which the Company will offer and sell, in two tranches (i) up to $11,880,000 in aggregate principal face amount of 8% original issue discount Convertible Promissory Notes of the Company (each a “Convertible Note” and collectively, the “Convertible Notes”), which Convertible Notes shall be convertible (the “Conversion Shares”) into Class A Ordinary Shares pursuant to the terms and conditions set forth in the Convertible Notes and (ii) related warrants (each a “Warrant” and collectively, the “Warrants”), which Warrants are exercisable for Class A Ordinary Shares (the “Warrant Shares”). At the initial closing of the offering on March 2, 2026, the Company issued (a) Convertible Notes in the aggregate principal amount of $5,940,000, reflecting gross proceeds prior to expenses and fees in connection with the offering of $5,500,000 after giving effect to the 8% original issue discount, and (b) Warrants to purchase up to 945,108 Class A ordinary shares (47,255,369 prior to 50-for-1 reverse share split) (the “Initial Tranche”). On or prior to the thirtieth (30th) calendar day following the date of the securities purchase agreement (or if such day is not a trading day, on the next succeeding trading day), subject to the terms and conditions set forth therein, the Company will issue to the securities purchase agreement Investors (i) additional Convertible Notes in the aggregate principal amount of $5,940,000 (the “Second Tranche”), reflecting gross proceeds prior to expenses and fees in connection with the offering of up to $5,500,000 after giving effect to the 8% original issue discount, and (ii) Warrants to purchase initially up to a number of Warrant Shares equal to 100% of the number of Conversion Shares issuable under the Convertible Note issued in the Second Tranche issued on the closing date of the Second Tranche, subject to adjustment as set forth therein. The securities were offered and sold pursuant to the F-3 Registration Statement, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated February 27, 2026. As of the date of this annual report, the Second Tranche has not been completed.

The Convertible Notes carry an 8% original issue discount and have a term of 24 months from the original issuance date (the “Maturity Date”). In addition to the original issue discount, the Convertible Notes bear interest at a rate of 10% per annum, payable in cash upon the Maturity Date or in Class A Ordinary Shares upon the earlier conversion of the Convertible Notes, unless an event of default occurs, in which case the interest rate shall be increased to eighteen percent (18%) per annum, payable in cash in arrears on the first trading day of each calendar month during the continuance of such event of default. The Convertible Notes are convertible at the option of the holder into Conversion Shares at any time after their issuance. The conversion price is the greater of (x) $4.60 per share ($0.092 prior to 50-for-1 reverse share split) (the “Floor Price”), which Floor Price shall be adjusted for share dividends, share splits, stock combinations and other similar transactions, and (y) the lower of 80% of the lowest trading price of the Class A Ordinary Shares during the six (6) trading days immediately prior to (A) the date of the securities purchase agreement or (B) the conversion date, but not greater than $75 per share ($1.50 prior to 50-for-1 reverse share split), subject to adjustment as provided in the Convertible Notes. The holder’s ability to convert is subject to a beneficial ownership limitation of 4.99% (which may be increased up to 9.99% upon 61 days’ notice). The Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is five years after their issuance. Each of the Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Warrant Shares purchased upon such exercise, except in the case of a cashless exercise. Holders may, in lieu of making the cash payment otherwise contemplated to made upon the exercise of the Warrants, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined in accordance with the formula set forth therein. In connection with the foregoing offering, Spartan Capital Securities, LLC acted as the exclusive placement agent in connection with this offering and the Company agreed to pay Spartan Capital Securities, LLC a cash commission equal to 7.5% of the aggregate gross proceeds and to reimburse the accountable expensed incurred by the Placement Agent of up to $125,000.In addition, certain employees of Spartan Capital Securities, LLC entered into an agreement with Ault Lending, LLC whereby they are participants in the investment by Ault Lending, LLC into the Company as discussed above and such employees may receive profits as a result of such participation.

During March 2026, holders exercised a series of partial conversions of the Convertible Notes and exercises of the Warrants. An aggregate principal amount of $375,000 of Convertible Notes, together with approximately $760 of accrued interest, was converted into an aggregate of 76,347 (3,817,336 prior to 50-for-1 reverse share split) Class A Ordinary Shares between March 9, 2026 and March 12, 2026. In addition, holders exercised warrants relating to an aggregate of 25,080,000 underlying warrant shares between March 2, 2026 and March 19, 2026, resulting in the issuance of 624,829 (31,241,443 prior to 50-for-1 reverse share split) Class A Ordinary Shares on a cashless exercise basis. In total, the Company issued 701,176 (35,058,779 prior to 50-for-1 reverse share split) Class A Ordinary Shares in connection with such Convertible Note conversions and Warrant exercises.

On February 27, 2026, the Company entered into an At The Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, serving as the lead sales agent, and Wilson-Davis & Co., Inc., serving as an additional agent, pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, Class A ordinary shares, no par value, of the Company up to an aggregate offering price of $20 million. Sales of shares under the Sales Agreement, if any, will be affected in accordance with the sales agents’ customary trading and sales practices and applicable laws and regulations. The sales agents are entitled to a commission equal to 3.75% of the gross proceeds from any shares sold under the Sales Agreement, and the Company has agreed to provide customary indemnification and contribution to the Sales Agents. As of the date of this annual report, the Company had issued an aggregate of 1,195,893 (59,794,648 prior to 50-for-1 reverse share split) Class A ordinary shares and raised aggregate net proceeds of $3.29 million under the Sales Agreement. The Company expects to use the net proceeds from the ATM facility to pay off the remaining cash portion for the acquisitions completed in 2025, and for working capital purposes and business expansion for the overseas markets. As of the date of this annual report, the Company has approximately US$16.5 million remaining capacity available for sale under the ATM facility. The Sales Agreement remains in effect. The securities were offered and sold pursuant to the F-3 Registration Statement, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated February 27, 2026.

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

As a result of the Reverse Share Split, the floor price of the Convertible Notes and Warrants, respectively, was adjusted from $0.092 per share to $4.60 per share and the number of Warrant Shares was adjusted from 47,255,369 to 945,108 Class A ordinary shares. Additionally, pursuant to the Convertible Notes, if the Event Market Price (as defined in the Convertible Notes) is less than the Conversion Price (as defined in the Convertible Notes) then in effect, then on the sixteenth (16th) trading day immediately following the Reverse Share Split, the Conversion Price then in effect on such sixteenth (16th) trading day shall be reduced (but in no event increased) to the Event Market Price. Event Market Price means, the quotient determined by dividing (x) the sum of the VWAP of the Class A ordinary shares for each of the five (5) trading days with the lowest VWAP of the Class A ordinary shares during the fifteen (15) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after the Reverse Share Split, by (y) five (5).

On March 18, 2026, the Company entered into a share purchase agreement (the “Ault Agreement”) with Ault & Company, Inc., a Delaware corporation and an affiliate of Ault Lending, LLC. Pursuant to the share purchase agreement, the Company agreed to purchase, from time to time, up to 250,000 shares of Series C Redeemable Preferred Stock of Ault & Company, Inc. (the “Ault Preferred Shares”). The purchase price is $1,000 per Preferred Share, with each such share having a stated value of $1,000. The Company’s obligation to purchase the Ault Preferred Shares is subject to conditions set forth in the share purchase agreement, as well as the delivery of Drawdown Notices in accordance with the specific procedures further detailed in the share purchase agreement. In connection with the closing of the Initial Tranche of the Convertible Notes on February 27, 2026, $1 million of the Initial Tranche proceeds was designated for the purchase of Ault Preferred Shares. As the definitive transaction documents had not yet been executed and delivered as of the Initial Tranche Closing Date, such amount was deposited with an escrow agent in March 2026 pending the satisfaction of the applicable release conditions. Upon satisfaction of such conditions, the escrowed funds will be released to complete the Ault Preferred Shares.

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

C. Organizational structure

Our Group comprises the Company and its subsidiaries and following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Private Limited	June 13, 2019	Singapore	100%	Manpower contracting services
Hong Ye Group Pte. Ltd.	December 28, 2010	Singapore	100%	Employment agencies and general cleaning services
YY Circle Sdn. Bhd.	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn. Bhd.	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (AU) Pty Ltd	June 14, 2023	Australia	95%	Employment placement and recruitment services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and employment service activities
YYCircle Human Resources Consultancies L.L.C CO. L.L.C	July 15, 2024	UAE	95%	Manpower contracting services
YY Circle (Korea) Ltd.	July 29, 2024	Korea	95%	Manpower contracting services
Mediaplus Limited	July 29, 2024	BVI	100%	Information technology consultancy (Except cybersecurity)
YY Circle (UK) Ltd	August 3, 2024	UK	95%	Manpower contracting services
YY Circle (Perth) Pty Ltd	October 15, 2024	Australia	95%	Manpower contracting services
YY Smart Tech Pte. Ltd.	December 2, 2024	Singapore	80%	Development of software and applications and applications (Except games and cybersecurity)
YY Circle Netherlands B.V.	December 18, 2024	Netherlands	95%	Manpower contracting services
YY Circle GmbH	January 21, 2025	Germany	95%	Manpower contracting services
Mediaplus Venture Group Pte. Ltd.	August 12, 2024	Singapore	54%	Holding company
Mediaplus Digital Pte. Ltd.	November 1, 2013	Singapore	54%	IT consultancy and development of software and applications.
Mplus Elite Pte. Ltd.	May 16, 2015	Singapore	54%	Advertising activities and development of software and applications.
M Synergates Pte. Ltd.	June 26, 2020	Singapore	54%	IT consultancy and hosting services by non-data centres
Mediaplus Digital Sdn. Bhd.	November 16, 2021	Malaysia	54%	Consultancy services in public relation and communications and wholesales of a variety of goods without any particular specialization and web portals.
Property Facility Services Pte. Ltd.	May 9, 2001	Singapore	100%	Residential, commercial and industrial real estate management and general cleaning services except household cleaning and outline marketplaces.
YY Circle (HK) Pte Limited	October 26, 2022	Hongkong	90%	Manpower contracting services
YY Holding (Thailand) Co., Ltd	April 4, 2025	Thailand	99%	Holding company
YY Circle (Thailand) Company Limited *	April 5, 2023	Thailand	49%	Manpower contracting services
Uniforce Security Services Pte. Ltd.	May 12, 2017	Singapore	100%	Private security activities
TransOcean Oil Pte. Ltd.	March 18, 2003	Singapore	53%	Other holding companies
24IFM Pte. Ltd.	August 18, 2021	Singapore	100%	Publishing of software/applications and IT consultancy
Pest Fighter Pte. Ltd.	August 13, 1994	Singapore	100%	Providing pest control services and freight transport by road
YYCircle For Hospitality Services L.L.C	October 15, 2025	United Arab Emirates	100%	Hospitality services
Talent Management Holding Limited	December 31 2025	Hong Kong	100%	Providing financial service activities
YY Group US Inc.	January 7, 2026	State of Delaware	100%	Holding company
YY Circle CA Inc.	January 2 2026	State of California	95%	Manpower outsourcing and IT solutions
YY Circle NYC Inc.	January 12, 2026	State of New York	95%	Manpower outsourcing and IT solutions

*	The Group holds a 48.5% equity interest in YY Circle (Thailand) Company Limited through YY Holding (Thailand) Co. Ltd in compliance with local regulations. Notwithstanding this, the Group holds the majority of voting rights and exercises control over the Company, which is therefore accounted for as a subsidiary.

D. Property, Plant and Equipment

We do not own any real property. A description of our leased real properties is below:

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051	Office	March 1, 2024 to February 1, 2029	Hong Ye (SG)	S$24,480 per month[1]	4,080 Sq ft
60 Paya Lebar Road #09-03/04 Paya Lebar Square Singapore 409051	Office	January 1, 2025 to December 31, 2026	Hong Ye (SG)	S$6,380 per month	968 Sq ft
47 Marine Crescent, #03-66, Singapore 440047	Residential	September 1, 2024 to September 16, 2026	Hong Ye (SG)	S$2,600 per month	700 Sq ft

(1)	Monthly rental of S$24,480 per month for the period March 1, 2024 to February 28, 2027, S$26,928 per month for the period March 1, 2027 to February 29, 2028 and S$29,620.80 for the period March 1, 2028 to February 28, 2029.

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

Sales of shares under the Sales Agreement, if any, will be affected in accordance with the Sales Agents’ customary trading and sales practices and applicable laws and regulations. The Sales Agents are entitled to a commission equal to 3.75% of the gross proceeds from any shares sold under the Sales Agreement, and we have agreed to provide customary indemnification and contribution to the Sales Agents. There is no escrow arrangement for proceeds. As of the date of this annual report, we have raised aggregate net proceeds of $3.29 million under the ATM program.

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

Employee Share Incentive Plan

As of the date of this annual report, we issued an aggregate of 130,000 (6,500,000 prior to 50 for 1 reverse share split) Class A Ordinary Shares under the Company’s 2025 Share Inventive Plan, an aggregate of 70,000 (3,500,000 prior to 50 for 1 reverse share split) Class A Ordinary Shares under the Company’s 2024 Share Inventive Plan, and an aggregate of 66,000 (3,300,000 prior to 50 for 1 reverse share split) Class A Ordinary Shares under the Company’s 2023 Share Inventive Plan to certain employees, executive and consultants. As of the date of this annual report, we issued an aggregate of 11,605,250 total shares to the employee of the Company as compensation for their continued service in the Company. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

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

The number and percentage of Class A Shares and Class B Shares beneficially owned as of the date of this annual report are based on 4,371,392 Class A Ordinary Shares outstanding and 5,000,000 Class B Shares   with no par value per share issued and outstanding as of the date of this annual report.

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

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Ownership of Class A Shares(2)	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)
Directors and Named Executive Officers:
Fu Xiaowei	290,660	6.649%	5,000,000	100.00%	99.98%
Zhang Fan	276,990	6.336%	-	-	0.01%
Phua Zhi Yong	25,000	0.572%	-	-	-
Xu Lin Pu	23,200	0.531%	-	-	-
Teng Sin Ken	-	-	-	-	-
Chan Yongxian	200	0.005%	-	-	-
5% or Greater Shareholders:
Yeo Khee Seng Benny	90,000	6.609%	-	-	-
Teo Shao Wei	78,000	5.728%	-	-	-

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 4,371,392 Class A ordinary Shares outstanding and 5,000,000 Class B Shares issued and outstanding as of the date of this annual report. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to Five Hundred (500) votes per share.

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

As of December 31, 2025, the Company’s receivable from Horti and Pest Private Limited decreased from $65,285 as of December 31, 2024 to $7,200, while the receivable from Sea Builder Private Limited increased from $385,848 as of December 31, 2024 to $494,437, primarily due to additional advance payments and payments made on behalf of the related party during the year. As a result, total amounts due from related parties increased from $451,133 as of December 31, 2024 to $501,637 as of December 31, 2025. In respect of amounts due to related parties, the balance due to Fu Xiaowei increased from $272,490 as of December 31, 2024 to $491,073 as of December 31, 2025, primarily due to additional shareholder funding, payments made on behalf of the Company and related interest charges, partially offset by repayments made during the year. The payable to Horti and Pest Private Limited also increased from $4,995 as of December 31, 2024 to $11,934 as of December 31, 2025, while the payable to Sea Builder Private Limited of $29,773 as of December 31, 2024 was fully settled by December 31, 2025. Accordingly, total amounts due to related parties increased from $307,258 as of December 31, 2024 to $503,007 as of December 31, 2025

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2025, and 2024:

Name of Companies/ Related Parties	Nature of transactions	December 31, 2025	December 31, 2024
		USD	USD
Fu Xiaowei(1)	(Repayment from)/Loan to a shareholder	(245,962)	(207,636)
	Interest paid by shareholder on behalf of Company	(245,111)	(64,854)

(1)

The balance represented loan and advance from shareholder which net off with the repayment for operational purpose. On September 10, 2024, Hong Ye Group Private Limited entered into a loan agreement with the CEO, Fu Xiaowei. The loan amounted to S$450,000 which equal to $336,331 with 8% per annum interest-bearing was due on December 9, 2024 and extended to be repayable on demand. As of December 31, 2024, S$238,354 which equal to $178,146 repayment were made, representing loan and advance from a shareholder which net off with the repayment for operational purposes. On September 10, 2024, Hong Ye Group Private Limited entered into a loan agreement with the CEO, Fu Xiaowei. The loan amounted to S$450,000 which equal to $336,331 with 8% per annum interest-bearing was due on December 9, 2024 and extended to be repayable on demand. As of December 31, 2025, the outstanding balance of the loan amounted to S$450,000.

$64,854 interest of convertible note was made by the shareholder on behalf of the Company. From January 1, 2023 to December 31, 2023, the Company provide the loans of $1,146,464 to the shareholder and the shareholder has fully repaid the loan. The Shareholder paid the interest of convertible note on behalf of the Company on March 1, 2023 with a net amount of $59,559.

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

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14. A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged, with the exception of a material modification to the voting rights of the Class B Ordinary Shares.

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

14. E. Use of Proceeds

The initial public offering

In the initial public offering completed on April 24, 2024, the Company received gross proceeds in the amount of $4.5 million and net proceeds of approximately $4.0 million after deducting underwriting discounts and expenses and other expenses. We used $0.1 million of the net proceeds received from the IPO for remaining payments to professional parties in relations to the IPO and ongoing listing as well as repayment of interest-free loans. We used the remainder of the proceeds for business expansion, marketing and promotion campaigns, product research and development on YY Apps, team expansion by recruiting more IT and marketing teams, and working capital.

Amended and Restated Securities Purchase Agreement dated September 11, 2025

Pursuant to the Amended and Restated Securities Purchase Agreement dated September 11, 2025, the Company issued 190,477 (9,523,812 prior to 50-for-1 reverse share split) Class A Ordinary Shares, and warrants to purchase up to 285,715 (14,285,718 prior to 50-for-1 reverse share split) Class A Ordinary Shares. The gross proceeds were in the amount of $4 million and the Company received net proceeds of approximately $3.4 million after deducting placement agent’s fees and expenses and other expenses. The Company used the proceeds for working capital purposes.

Securities Purchase Agreement dated February 27, 2026

On February 27, 2026, the Company entered into a securities purchase agreement with Ault Lending, LLC and a certain other institutional investor, pursuant to which the Company will offer and sell, in two tranches (i) up to $11,880,000 in aggregate principal face amount of 8% original issue discount Convertible Promissory Notes of the Company (each a “Convertible Note” and collectively, the “Convertible Notes”), which Convertible Notes shall be convertible (the “Conversion Shares”) into Class A Ordinary Shares pursuant to the terms and conditions set forth in the Convertible Notes and (ii) related warrants (each a “Warrant” and collectively, the “Warrants”), which Warrants are exercisable for Class A Ordinary Shares (the “Warrant Shares”). At the initial closing on March 2, 2026, the Company issued (a) Convertible Notes in the aggregate principal amount of $5,940,000, reflecting gross proceeds prior to expenses and fees in connection with the offering of $5,500,000 after giving effect to the 8% original issue discount, and (b) Warrants to purchase up to 945,108 Class A ordinary shares (47,255,369 prior to 50-for-1 reverse share split) (the “Initial Tranche”). On or prior to the thirtieth (30th) calendar day following the date of the securities purchase agreement (or if such day is not a trading day, on the next succeeding trading day), subject to the terms and conditions set forth therein, the Company will issue (i) additional Convertible Notes in the aggregate principal amount of $5,940,000 (the “Second Tranche”), reflecting gross proceeds prior to expenses and fees in connection with the offering of up to $5,500,000 after giving effect to the 8% original issue discount, and (ii) Warrants to purchase initially up to a number of Warrant Shares equal to 100% of the number of Conversion Shares issuable under the Convertible Note issued in the Second Tranche issued to such investors on the closing date of the Second Tranche, subject to adjustment as set forth therein.

The securities were offered and sold pursuant to the F-3 Registration Statement, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated February 27, 2026.

As of the date of this annual report, the Second Tranche has not been completed.

The gross proceeds from the Initial Tranche were $5,500,000. An aggregate of $4,105,000 was disbursed by the purchasers to the Company, and, after giving effect to placement agent fees, expenses and other transaction-related costs, the Company received net proceeds of approximately $2,337,555. The gross proceeds were used to pay (1) $220,000 as a one-time due diligence and structuring fee to Ault Lending, LLC, the lead investor in this offering, (2) $412,500 of placement agent commission, (3) $95,000 of spartan fees and expense reimbursement relating to the secured note. (4) $100,000 of expense reimbursement relating to the at-the-market offering. (5) $175,000 was paid as lead investor expense reimbursement. (6) $1,109,945.21 was used to repay the secured promissory note dated January 28, 2026. (7) $50,000 paid for the legal fee. (8) $1,000,000 was deposited into escrow for the Initial Tranche Preferred Stock Purchase. The remaining net proceeds are expected to be used for working capital and general corporate purposes.

The gross proceeds from the Second Tranche will be $5,500,000. Company expects to receive net proceeds in the amount of $5,087,500 deducting placement agent’s fees and expenses and other expenses and plans to use the proceeds from the Second Tranche: (1) $3,712,500 for working capital purposes, (2) $375,000 for investor relations and public relations purposes, and (3) $1,000,000 to purchase preferred stock of Ault & Company, on terms and conditions and pursuant to transaction documents satisfactory to Ault Lending, LLC.

At The Market Sales Agreement dated February 27, 2026

On February 27, 2026, the Company entered into an At The Market Sales Agreement with Spartan Capital Securities, LLC, serving as the lead sales agent, and Wilson-Davis & Co., Inc., serving as an additional agent, pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, up to an aggregate offering price of $20 million Class A ordinary shares. As of the date of this annual report, the Company had issued an aggregate of 1,195,893 (59,794,648 prior to 50-for-1 reverse share split) Class A ordinary shares and raised aggregate net proceeds of $3.29 million under the sales agreement. The securities were offered and sold pursuant to the F-3 Registration Statement, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated February 27, 2026. The Company used the net proceeds to pay off a promissory note in the principal amount of $1,000,000 issued to Ault Lending, LLC on January 28, 2026. The Company plans to use the remaining proceeds to pay off the remaining cash portion for the acquisitions completed in 2025, and for working capital purposes and business expansion for the overseas markets.

None of these net proceeds from our initial public offering and any subsequent offerings was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Currently, we have elected to follow home country practice in British Virgin Islands in lieu of Nasdaq Listing Rule 5600, including Rule 5605(b)(1), Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Listing standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq listing standards.”

Nasdaq Listing Rule 5620(a)

As a company incorporated in the British Virgin Islands, the Company has elected to rely on the home country practice exemption pursuant to Nasdaq Listing Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Listing Rule 5620(a), which requires listed companies to hold an annual meeting of shareholders no later than one year after the end of the company's fiscal year. This practice may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Listing standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq listing standards.

Nasdaq Listing Rule 5635(a)

For the period from January to July 2025, the Company completed a series of transactions to acquire interests in the following entities or assets, pursuant to their respective purchase agreements: Mediaplus Digital Pte. Ltd.; Property Facility Services Pte. Ltd.; YY Circle (Hong Kong) Company Limited.; YY Circle (Thailand) Company Limited.; Transocean Oil Pte. Ltd.; Uniforce Security Pte. Ltd.; Pesticide Pest Control Pte Ltd; and 24iFM.

As a company incorporated in the British Virgin Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(a) which provides that shareholder approval is required prior to the issuance of common stock (or securities convertible into common stock) in connection with the acquisition of the stock or assets of another company, if such issuance equals 20% or more of the outstanding ordinary shares or voting power of the issuer. Under British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, our Board of Directors is authorized to issue shares in connection with such acquisitions without shareholder approval. Our reliance on this practice may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards. For further details, please refer to the section titled 'Risks related to our Securities — As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq listing standards.

Nasdaq Listing Rule 5635(c)

In November 2023, January 2025, and November 2025, the board of directors of the Company adopted the 2023 Equity Incentive Plan, the 2024 Share Incentive Plan, and the 2025 Share Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a company incorporated in the British Virgin Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions. This practice may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Listing standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq listing standards.”

Nasdaq Listing Rule 5635(d)

In September 2025, the Company completed an offering of 190,477 (9,523,812 prior to 50-for-1 reverse share split) Class A Ordinary Shares (the “September 2025 Shares”), and warrants to purchase up to 285,715 (14,285,718 prior to 50-for-1 reverse share split) Class A Ordinary Shares (the “September 2025 Warrants”). Each September 2025 Share was sold with 1.5 September 2025 Warrants, at a price of $21.00 ($0.42 prior to 50-for-1 reverse share split) per Class A Ordinary Share and accompanied September 2025 Warrants.

In February 2026, the Company entered into a securities purchase agreement with certain institutional investors for a financing in two tranches, pursuant to which the Company agreed to issue (i) up to $11,880,000 aggregate principal amount of 8% original issue discount convertible notes (gross proceeds of up to $11,000,000 prior to fees and expenses) and (ii) warrants exercisable for Class A ordinary shares. The initial closing occurred on March 2, 2026, at which time the Company issued (a) convertible notes in the aggregate principal amount of $5,940,000, reflecting gross proceeds prior to expenses and fees in connection with the offering of $5,500,000 after giving effect to the 8% original issue discount, and (b) warrants to purchase up to 945,108 Class A ordinary shares (47,255,369 prior to 50-for-1 reverse share split) and received net proceeds of $4,105,000, of which $2,337,555 remained after deductions and disbursements..

As a company incorporated in the British Virgin Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(d) which provides that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price (as defined therein). This practice may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Listing standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the British Virgin Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq listing standards.”

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of YY Group Holding Limited (incorporated by reference to Exhibit 99.1 to our report on Form 6-K (File No. 001-42026), filed with the SEC on January 20, 2026)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Employment Agreement between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.2	Employment Agreement between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.3	Employment Agreement between YY Group Holding Limited and Jason Phua Zhi Yong (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.4	Employment Agreement between YY Group Holding Limited and Rachel Xu Lin Pu (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.5	Employment Agreement between YY Group Holding Limited and Teng Sin Ken (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.6	Director Offer Letter between YY Group Holding Limited and Fu Xiaowei (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.7	Director Offer Letter between YY Group Holding Limited and Zhang Fan (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.8	Independent Director Offer Letter between YY Group Holding Limited and Chan Yong Xian (incorporated by reference to Exhibit 10.1 to our Form 6-K (File No. 001-42026), filed with the SEC on May 31, 2024)

4.9	Independent Director Offer Letter between YY Group Holding Limited and Mr. Lim Kai Ching (incorporated by reference to Exhibit 10.1 to our Form 6-K (File No. 001-42026), filed with the SEC on October 3, 2025)

4.10	Independent Director Offer Letter between YY Group Holding Limited and Ngoh York Chao Nicholas (incorporated by reference to Exhibit 10.2 to our Form 6-K (File No. 001-42026), filed with the SEC on October 3, 2025)

4.11	Consulting Agreement dated November 3, 2023, between V Capital Quantum Sdn Bhd and YY Circle (SG) Private Limited (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.12	Agreement between Hong Ye (SG) and Orchard Turn Retail Investment Pte Ltd dated October 10, 2023 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.13	The 2024 YYGH Share Incentive Plan (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on January 17, 2025)

4.14	The 2023 YYGH Share Incentive Plan (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

4.15	The 2025 Share Incentive Plan of YY Group Holding Limited (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on November 28, 2025)

4.16	Share Purchase Agreement, dated as of October 24, 2024, by and among YY Group Holding Limited, Mediaplus Digital Pte. Ltd., and its shareholders, Teo Kai Jie and Tan Lee Yoen (incorporated by reference to Exhibit 1.1 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.17	Share Purchase Agreement, dated as of January 21, 2025, by and among YY Group Holding Limited, Property Facility Services Pte. Ltd., and its shareholders, Tan Gim Har, Cheng Jer Chian, Darren, and Cheng Yi Tong, Amanda (incorporated by reference to Exhibit 1.2 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.18	Share Purchase Agreement, dated as of April 10, 2025, by and among YY Group Holding Limited, YY Circle (Hong Kong) Company Limited, and its shareholder, Teo Shao Wei (Zhang Xiaowei) (incorporated by reference to Exhibit 1.3 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.19	Share Purchase Agreement, dated as of May 9, 2025, by and among YY Holding (Thailand) Company Limited, YY Circle (Thailand) Company Limited, and its shareholder, Teo Shao Wei (Zhang Xiaowei) (incorporated by reference to Exhibit 1.4 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.20	Share Purchase Agreement, dated as of May 5, 2025, by and among YY Group Holding Limited, Transocean Oil Pte. Ltd., and its shareholder, Yeo Khee Seng Benny (incorporated by reference to Exhibit 1.5 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.21	Share Purchase Agreement, dated as of June 2, 2025, by and among YY Group Holding Limited, Uniforce Security Pte. Ltd., and its shareholders, Tan Teck Kee (Chen Deqi), Sean Hock Thiam, and Harry Walter Martin IV (incorporated by reference to Exhibit 1.6 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.22	Share Purchase Agreement, dated as of July 1, 2025, by and among YY Group Holding Limited, Pesticide Pest Control Pte Ltd, and its shareholder, Mohamed Farouk Bin Abdul Latiff (incorporated by reference to Exhibit 1.7 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.23	Asset Purchase Agreement, dated as of April 21, 2025, by and between YY Group Holding Limited and Shiqing Wang (incorporated by reference to Exhibit 1.8 on Form 6-K/A (File No. 001-42026), filed with the SEC on August 11, 2025)

4.24	Form of Placement Agency Agreement, by and between YY Group Holding Limited and FT Global Capital, Inc. (incorporated by reference to Exhibit 1.1 on Form 6-K (File No. 001-42026), filed with the SEC on September 12, 2025)

4.25	Form of Amended and Restated Securities Purchase Agreement, by and between YY Group Holding Limited and investors (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on September 12, 2025)

4.26	Form of Securities Purchase Agreement, by and between YY Group Holding Limited and investors (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on February 27, 2026)

4.27	At the Market Sales Agreement, dated as of February 27, 2026, by and between YY Group Holding Limited, Spartan Capital Securities, LLC and Wilson-Davis & Co., Inc. (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on February 27, 2026)

4.28	Share Purchase Agreement, dated as of March 18, 2026, by and between YY Group Holding Limited and Ault & Company, Inc. (incorporated by reference to Exhibit 99.1 on Form 6-K (File No. 001-42026), filed with the SEC on April 1, 2026)

4.29	Form of Warrant Repurchase Agreement (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on January 28, 2026)

4.30	Promissory Note dated as of January 28, 2026, by and between YY Group Holding Limited and Ault Lending, LLC (incorporated by reference to Exhibit 10.1 on Form 6-K (File No. 001-42026), filed with the SEC on February 3, 2026)

4.31	Pledge Agreement dated as of January 28, 2026, by and between Xiaowei Fu, Fan Zhang and Ault Lending, LLC (incorporated by reference to Exhibit 10.2 on Form 6-K (File No. 001-42026), filed with the SEC on February 3, 2026)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Marcum Asia CPAs LLP’s Consent Letter

97.1	Executive Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-275486), as amended, initially filed with the SEC on March 25, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YY Group Holding Limited

By:	/s/ Fu Xiaowei
Name:	Fu Xiaowei
Title:	Chairman, Chief Executive Officer and Executive Director

Date: April 24, 2026

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